As filed with the Securities and Exchange Commission on July 24, 2026
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Isabella Bank Corporation
(Exact name of Registrant as specified in its charter)

Michigan (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code Number)	38-2830092 (I.R.S. Employer Identification No.)
401 N. Main Street
Mt. Pleasant, MI 48858
(989) 772-9471
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jerome E. Schwind
President and Chief Executive Officer
Isabella Bank Corporation
401 N. Main Street
Mt. Pleasant, MI 48858
(989) 772-9471
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Steven Lanter, Esq. Benjamin M. Azoff, Esq. Gregory M. Sobczak, Esq. Luse Gorman, PC 5335 Wisconsin Avenue, N.W., Suite 780 Washington, D.C. 20015 (202) 274-2000	Robert P. Bilotti Chairman, President and Chief Executive Officer Grand River Commerce, Inc. 4471 Wilson Avenue SW Grandville, MI 49418 (616) 929-1600	Peter Weinstock, Esq. Nathaniel B. Jones, Esq. Hunton Andrews Kurth LLP 1445 Ross Avenue, #3700 Dallas, Texas 75202 (214) 468-3395

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE U.S. SECURITIES AND EXCHANGE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

The information in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION — DATED JULY 24, 2026
MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
To the Shareholders of Grand River Commerce, Inc.:
On June 11, 2026, Grand River Commerce, Inc. (“Grand River”), Isabella Bank Corporation (“Isabella”) and 401 Merger Sub, Inc., a direct, wholly owned subsidiary of Isabella (“Merger Sub”) entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which Isabella and Grand River have agreed to combine their respective businesses in two mergers.
Under the merger agreement, Merger Sub will merge with and into Grand River, with Grand River as the surviving entity (the “merger”), and immediately following the merger, Grand River will merge with and into Isabella, with Isabella as the surviving entity (the “second step merger”). Immediately following the second step merger, Grand River Bank, a Michigan state-chartered member bank and a wholly owned subsidiary of Grand River (“Grand River Bank”), will merge with and into Isabella Bank, a Michigan state-chartered member bank and a wholly owned subsidiary of Isabella (“Isabella Bank”), with Isabella Bank as the surviving bank (the “bank merger” and, together with the merger and the second step merger, the “mergers”).
Upon the terms and subject to the conditions of the merger agreement, at the effective time of the merger (the “effective time”), each voting and non-voting share of common stock of Grand River (“Grand River common stock”) issued and outstanding immediately prior to the effective time, other than certain shares held by Grand River or Isabella or dissenting shares, will be converted into the right to receive, at the election of the holder thereof, and subject to adjustment and proration, as applicable, (i) an amount of cash equal to the quotient of (A) $18,262,391 (the “aggregate cash consideration”), divided by (B) the product obtained by multiplying (x) the number of shares of Grand River common stock issued and outstanding as of the effective time by (y) 0.35 (the “cash conversion number”), rounded to the nearest cent (the “per share cash consideration”), or (ii) the number of shares of Isabella common stock, no par value (“Isabella common stock”), multiplied by the exchange ratio (as defined below).
The exchange ratio is defined in the merger agreement as a number, as adjusted, of shares of Isabella common stock equal to the quotient of (A) 839,003 shares of Isabella common stock, divided by (B) the difference of (1) the aggregate number of shares of Grand River common stock issued and outstanding immediately prior to the effective time, other than certain shares held by Grand River or Isabella or dissenting shares, minus (2) the cash conversion number, rounded to the nearest ten thousandth (the “per share stock consideration”). The per share cash consideration and/or the per share stock consideration are sometimes referred to herein collectively as the “merger consideration.” Based on the assumption that 9,136,529 shares of Grand River common stock are expected to be issued and outstanding as of the effective time, the per share cash consideration to be paid is estimated to be approximately $5.71 and the exchange ratio is estimated to be 0.1413.
Additionally, the aggregate cash consideration is subject to reduction in the event that Grand River does not deliver at least $45.7 million of total shareholders’ equity as determined in accordance with GAAP, less certain merger costs and reflecting other specified items described in the merger agreement (the “Grand River adjusted equity”). This $45.7 million threshold relates to a potential reduction in the aggregate cash consideration and is separate from the $40.0 million minimum Grand River adjusted equity closing condition described elsewhere in this proxy statement/prospectus.
Each Grand River shareholder’s election is subject to proration provisions described in this proxy statement/prospectus that may modify the shareholder’s election to ensure that 35% of the outstanding shares of Grand River common stock (other than certain shares held by Grand River or Isabella or dissenting shares) are exchanged for cash and 65% of the outstanding shares of Grand River common stock are exchanged for shares of Isabella common stock. The value of the stock consideration will depend on the market price of Isabella common stock on the effective date of the merger. Grand River shareholders will also receive cash in lieu of any fractional shares they would have otherwise received in the merger.
Although the number of shares of Isabella common stock that each Grand River shareholder will receive is fixed, the market value of the merger consideration will fluctuate with the market price of Isabella common stock and will not be known at the time Grand River shareholders vote on the merger. Isabella common stock is currently traded on the Nasdaq Capital Market under the symbol “ISBA.” Based on the closing price of Isabella common stock of $43.24 per share on June 11, 2026, the last full trading day before the public announcement of the merger agreement, the aggregate value of the merger consideration represented approximately $54.6 million for all of the shares of Grand River common stock. Based on the closing sale price of Isabella common stock of $[•] per share on [•], 2026, the latest practicable trading date prior to the printing of this proxy statement/prospectus, the aggregate value of the merger consideration represented approximately $[•] million for all of the shares of Grand River common stock. Each of the foregoing examples assumes that there are no downward adjustments to the merger consideration. We urge you to obtain current market quotations of Isabella common stock (Nasdaq trading symbol “ISBA”) and voting Grand River common stock (OTCQX trading symbol “GNRV”).
Based on the 839,003 shares of Isabella common stock that Isabella will issue in the merger, we estimate that former Grand River shareholders will own approximately 9.9% and existing Isabella shareholders will own approximately 90.1% of the common stock of Isabella following the completion of the merger.
The mergers cannot be completed unless the merger agreement is approved and adopted by the affirmative vote of a majority of the votes entitled to be cast by the holders of outstanding shares of voting Grand River common stock entitled to vote thereon. The holders of non-voting Grand River common stock are not entitled to vote their shares of non-voting Grand River common stock at the special meeting of Grand River.
The Grand River special meeting will take place at [     ] [a.m./p.m.], local time, on [          ], 2026 via remote communication in the form of a Zoom video conference, and there will be no in person attendees. Shareholder access will be achieved by logging onto the Zoom virtual meeting platform. Holders of voting Grand River common stock as of the close of business on [                 ], 2026, the record date for the meeting, are entitled to notice of, and to vote at, the special meeting to approve and adopt the merger agreement as described in this proxy statement/prospectus.
Your vote is very important, regardless of the number of shares of Grand River common stock you own. To ensure your representation at the Grand River special meeting, please take time to vote by following the instructions contained in this proxy statement/prospectus and on your proxy card. Please vote promptly whether or not you expect to attend the virtual Grand River special meeting. Submitting a proxy now or voting via the internet will not prevent you from being able to vote at the Grand River special meeting.
The Grand River board of directors has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the mergers, are advisable and in the best interests of Grand River and its shareholders, has unanimously approved and adopted the execution, delivery and performance by Grand River of the merger agreement and the consummation of the transactions contemplated thereby, including the mergers, and unanimously recommends that Grand River shareholders vote “FOR” the proposal to approve and adopt the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate.
This proxy statement/prospectus provides you with detailed information about the merger agreement and the mergers. It also contains or references information about Isabella and Grand River and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 26 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you. You can also obtain information about Isabella from documents that have been filed with the U.S. Securities and Exchange Commission that are incorporated into this proxy statement/prospectus by reference.
On behalf of the Grand River board of directors, thank you for your prompt attention to this important matter.
Sincerely,
Robert P. Bilotti
Chairman, President and Chief Executive Officer
Grand River Commerce, Inc
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.
The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Isabella or Grand River, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The accompanying proxy statement/prospectus is dated [                 ], 2026 and is first being mailed to holders of Grand River common stock on or about [                 ], 2026.

ADDITIONAL INFORMATION
The accompanying proxy statement/prospectus incorporates important business and financial information about Isabella from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the U.S. Securities and Exchange Commission website at http://www.sec.gov. You will also be able to obtain these documents from Isabella free of charge in the “SEC Filings” section of Isabella’s website, https://ir.isabellabank.com/. You may also request these documents in writing or by telephone, at the address below:
401 N. Main Street
Mt. Pleasant, Michigan 48858
(989) 772-9471
Attention: Corporate Secretary
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five (5) business days before the date of the Grand River special meeting. This means that holders of voting Grand River common stock requesting documents must do so by [           ], 2026, in order to receive them before the Grand River special meeting.
No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [           ], 2026, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such incorporated document. Neither the mailing of this document to holders of Grand River common stock, nor the issuance by Isabella of shares of Isabella common stock pursuant to the merger agreement will create any implication to the contrary.
The information on Isabella’s website is not part of this document. References to Isabella’s website in this document are intended to serve as textual references only.
This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in, or incorporated by reference into, this document regarding Isabella has been provided by Isabella and information contained in this document regarding Grand River has been provided by Grand River.
See “Where You Can Find More Information” beginning on page [•] of the accompanying proxy statement/prospectus for further information.

Grand River Commerce, Inc.
4471 Wilson Avenue SW
Grandville, MI 49418
NOTICE OF SPECIAL MEETING OF GRAND RIVER COMMERCE, INC. SHAREHOLDERS
To Grand River Commerce, Inc. Shareholders:
On June 11, 2026, Isabella Bank Corporation (“Isabella”), 401 Merger Sub, Inc., a direct, wholly owned subsidiary of Isabella (“Merger Sub”), and Grand River Commerce, Inc. (“Grand River”) entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”). A copy of the merger agreement is attached as Annex A to the accompanying proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a special meeting of holders of voting Grand River common stock (the “Grand River special meeting”) will take place at [           ] [a.m./p.m.], local time, on [           ], 2026 via remote communication in the form of a Zoom video conference, and there will be no in person attendees. Shareholder access will be achieved by logging onto the Zoom virtual meeting platform.
At the Grand River special meeting, holders of voting Grand River common stock will be asked to vote on the following matters:
1.
A proposal to approve the Agreement and Plan of Merger, dated as of June 11, 2026, by and among Isabella, Merger Sub and Grand River, and the transactions contemplated by that agreement, pursuant to which Merger Sub will merge with and into Grand River, as more fully described in the accompanying proxy statement/prospectus (the “Grand River merger proposal”).

2.
A proposal to adjourn the Grand River special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the Grand River merger proposal or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to holders of voting Grand River common stock (the “Grand River adjournment proposal”).

The board of directors of Grand River has fixed the close of business on [           ], 2026 as the record date for the Grand River special meeting. Only holders of record of voting Grand River common stock as of the close of business on the record date for the Grand River special meeting are entitled to notice of the Grand River special meeting or any adjournment or postponement thereof. Only holders of record of voting Grand River common stock will be entitled to vote at the Grand River special meeting or any adjournment or postponement thereof.
Grand River shareholders are entitled to exercise dissenters’ rights with respect to the merger under Section 762 of the Michigan Business Corporation Act (the “MBCA”). Any shareholder who wishes to exercise dissenters’ rights must strictly comply with the procedures set forth in Sections 761 through 774 of the MBCA. A description of these procedures is included in the section of the accompanying proxy statement/prospectus entitled “The Merger — Dissenters’ Rights in the Merger.” A copy of the sections of the MBCA pertaining to dissenters’ rights is included as Annex B to this proxy statement/prospectus.
The Grand River board of directors unanimously recommends that holders of voting Grand River common stock vote “FOR” the Grand River merger proposal and “FOR” the Grand River adjournment proposal.

Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless holders of voting Grand River common stock approve the Grand River merger proposal. The affirmative vote of a majority of all of the votes entitled to be cast at the special meeting by the holders of shares of voting Grand River common stock entitled to vote at the special meeting is required to approve the Grand River merger proposal. The holders of non-voting Grand River common stock are not entitled to vote their shares of non-voting Grand River common stock at the Grand River special meeting.
Whether or not you plan to attend the Grand River special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by using the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.
By Order of the Board of Directors
Robert P. Bilotti
Chairman, President and Chief Executive Officer
Grand River Commerce, Inc
[           ], 2026

i

ii

QUESTIONS AND ANSWERS
The following are some questions that you may have about the mergers and the Grand River special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the mergers and the Grand River special meeting. Additional important information is also contained in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page [•].
In this proxy statement/prospectus, unless the context otherwise requires:
•
“Grand River” refers to Grand River Commerce, Inc., a Michigan corporation;

•
“Grand River articles of incorporation” refers to the articles of incorporation of Grand River Commerce, Inc., as amended;

•
“Grand River Bank” refers to Grand River Bank, a Michigan-state-chartered member bank and a wholly-owned subsidiary of Grand River;

•
“Grand River bylaws” refer to the second amended and restated bylaws of Grand River Commerce, Inc.;

•
“Grand River common stock” refers to the voting common stock of Grand River, par value $0.01 per share, and the non-voting common stock of Grand River, par value $0.01 per share;

•
“Grand River shareholders” refer to holders of shares of Grand River common stock;

•
“Grand River special meeting” refers to the special meeting of Grand River shareholders to be held on [          ], 2026 to consider and vote on the Grand River merger proposal and the Grand River adjournment proposal;

•
“Isabella” refers to Isabella Bank Corporation, a Michigan corporation;

•
“Isabella articles of incorporation” refers to the articles of incorporation of Isabella Bank Corporation, as amended;

•
“Isabella Bank” refers to Isabella Bank, a Michigan-state-chartered member bank and a wholly-owned subsidiary of Isabella;

•
“Isabella bylaws” refer to the second amended and restated bylaws of Isabella Bank Corporation;

•
“Isabella common stock” refers to the common stock of Isabella, no par value;

•
“Isabella shareholders” refer to holders of shares of Isabella common stock both prior to and following the completion of the merger;

•
“Merger Sub” refers to 401 Merger Sub, Inc., a Michigan corporation and a direct, wholly owned subsidiary of Isabella;

•
“non-voting Grand River common stock” refers to the non-voting common stock of Grand River, par value $0.01 per share; and

•
“voting Grand River common stock” refers to the voting common stock of Grand River, par value $0.01 per share.

Q:
Why am I receiving this proxy statement/prospectus?

A:
You are receiving this proxy statement/prospectus because Isabella, Merger Sub and Grand River have entered into an Agreement and Plan of Merger, dated June 11, 2026 (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which Merger Sub will merge with and into Grand River, with Grand River as the surviving entity (the “merger”), and immediately following the merger, Grand River will merge with and into Isabella, with Isabella as the surviving entity (the “second step merger”). Immediately following the second step merger, Grand River Bank will merge with and into Isabella Bank, with Isabella Bank as the surviving bank (the “bank merger,” and together with the merger and the second step merger, the “mergers”). A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein. In this proxy statement/prospectus, we refer to the closing of the merger as the “closing” and the date on which the closing occurs as the “closing date.” In order to complete the merger, among other things, Grand River shareholders must approve the merger agreement (the “Grand River merger proposal”). Grand River is holding a special meeting of Grand River shareholders (the “Grand River special meeting”) to obtain approval of the Grand River merger proposal.
In addition, Grand River shareholders will be asked to approve a proposal to adjourn the Grand River special meeting to solicit additional proxies (i) if there are insufficient votes at the time of the Grand River special meeting to approve the Grand River merger proposal or (ii) if adjournment is necessary or appropriate to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Grand River shareholders (the “Grand River adjournment proposal”).
This document is also a prospectus that is being delivered to Grand River shareholders because, pursuant to the merger agreement, Isabella is offering shares of Isabella common stock to Grand River shareholders.
This proxy statement/prospectus contains important information about the merger and the Grand River adjournment proposal being voted on at the Grand River special meeting. You should read it carefully and in its entirety. The enclosed materials allow you to have your Grand River shares of common stock voted by proxy without attending the Grand River special meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.
Q:
What will happen in the merger?

A:
In the merger, Merger Sub will merge with and into Grand River, with Grand River as the surviving entity. In the second step merger, which will occur immediately following the merger, Grand River, as the surviving entity of the merger, will merge with and into Isabella, with Isabella as the surviving entity. In the bank merger, which will occur immediately following the second step merger, Grand River Bank will merge with and into Isabella Bank, with Isabella Bank as the surviving bank.

Upon the terms and subject to the conditions of the merger agreement, at the effective time of the merger (the “effective time”), each share of Grand River common stock issued and outstanding immediately prior to the effective time, other than certain shares held by Grand River or Isabella or dissenting shares, will be converted into the right to receive, at the election of the holder thereof, and subject to adjustment and proration, as applicable, (i) an amount of cash equal to the quotient of (A) $18,262,391 (the “aggregate cash consideration”), divided by (B) the product obtained by multiplying (x) the number of shares of Grand River common stock issued and outstanding as of the effective time by (y) 0.35 (the “cash conversion number”), rounded to the nearest cent (the “per share cash consideration”), or (ii) the number of shares of Isabella common stock, multiplied by the exchange ratio (as defined below).
The exchange ratio is defined in the merger agreement as a number, as adjusted, of shares of Isabella common stock equal to the quotient of (A) 839,003 shares of Isabella common stock, divided by (B) the difference of (1) the aggregate number of shares of Grand River common stock issued and outstanding immediately prior to the effective time, other than certain shares held by Grand River or Isabella or dissenting shares, minus (2) the cash conversion number, rounded to the nearest ten thousandth (the “per share stock consideration”). The per share cash consideration and/or the per share stock consideration are sometimes referred to herein collectively as the “merger consideration.” Based on the assumption that 9,136,529 shares of Grand River common stock are expected to be issued and outstanding as of the effective time, the per share cash consideration to be paid is estimated to be approximately $5.71 and the exchange ratio is estimated to be 0.1413.
Additionally, the aggregate cash consideration is subject to reduction in the event that Grand River does not deliver at least $45.7 million of total shareholders’ equity as determined in accordance with GAAP, less certain merger costs and reflecting other specified items described in the merger agreement. This $45.7 million threshold relates to a potential reduction in the aggregate cash consideration and is separate from the $40.0 million minimum Grand River adjusted equity closing condition described elsewhere in this proxy statement/prospectus.

Each Grand River shareholder’s election is subject to proration provisions described in this proxy statement/prospectus that may modify the shareholder’s election to ensure that 35% of the outstanding shares of Grand River common stock (other than certain shares held by Grand River or Isabella or dissenting shares) are exchanged for cash and 65% of the outstanding shares of Grand River common stock are exchanged for shares of Isabella common stock. The value of the stock consideration will depend on the market price of Isabella common stock on the effective date of the merger. Grand River shareholders will also receive cash in lieu of any fractional shares they would have otherwise received in the merger.
Based on the closing price of Isabella common stock of $43.24 per share on June 11, 2026, the last full trading day before the public announcement of the merger agreement, the aggregate value of the merger consideration represented approximately $54.6 million for all of the shares of Grand River common stock. Based on the closing sale price of Isabella common stock of $[•] per share on [•], 2026, the latest practicable trading date prior to the printing of this proxy statement/prospectus, the aggregate value of the merger consideration represented approximately $[•] million for all of the shares of Grand River common stock.
After completion of the merger, Grand River will cease to exist and Grand River shareholders owning 65% of the outstanding shares of Grand River common stock will own shares of Isabella common stock. After the completion of the merger, Isabella shareholders will continue to own their existing shares of Isabella common stock. See the information provided in the section entitled “The Merger Agreement — Structure of the Merger” beginning on page [•] and the merger agreement for more information about the merger.
Q:
When and where will the Grand River special meeting take place?

A:
The Grand River special meeting will take place at [    ] [a.m./p.m.], local time, on [    ], 2026 via remote communication in the form of a Zoom video conference, and there will be no in person attendees. Shareholder access will be achieved by logging onto the Zoom virtual meeting platform.

Even if you plan to attend the Grand River special meeting, Grand River recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the Grand River special meeting.
Q:
What matters will be considered at the Grand River special meeting?

A:
At the Grand River special meeting, Grand River shareholders will be asked to consider and vote on the following proposals:

•
Grand River Proposal 1: The Grand River merger proposal; and

•
Grand River Proposal 2: The Grand River adjournment proposal.

In order to complete the merger, among other things, Grand River shareholders must approve the Grand River merger proposal. The Grand River adjournment proposal is not a condition to the obligations of Isabella or Grand River to complete the merger.
Q:
What will Grand River shareholders receive in the merger?

A:
Upon the terms and subject to the conditions of the merger agreement, at the effective time, each share of Grand River common stock issued and outstanding immediately prior to the effective time, other than certain shares held by Grand River or Isabella or dissenting shares, will be converted into the right to receive, at the election of the holder thereof, and subject to adjustment and proration, as applicable, (i) an amount of cash equal to the quotient of (A) $18,262,391 divided by (B) the product obtained by multiplying (x) the number of shares of Grand River common stock issued and outstanding as of the effective time by (y) 0.35 rounded to the nearest cent, or (ii) the number of shares of Isabella common stock, multiplied by the exchange ratio (as defined below).

The exchange ratio is defined in the merger agreement as a number, as adjusted, of shares of Isabella common stock equal to the quotient of (A) 839,003 shares of Isabella common stock, divided by (B) the difference of (1) the aggregate number of shares of Grand River common stock issued and outstanding immediately prior to the effective time, other than certain shares held by Grand River or Isabella or dissenting shares, minus (2) the cash conversion number, rounded to the nearest ten thousandth. Based on the assumption that 9,136,529 shares of Grand River common stock are expected to be issued and outstanding as of the effective time, the per share cash consideration to be paid is estimated to be approximately $5.71 and the exchange ratio is estimated to be 0.1413.
Additionally, the aggregate cash consideration is subject to reduction as follows: if, as of the third business day prior to the closing date, Grand River’s total shareholders’ equity calculated on a consolidated basis and in accordance with GAAP and adjusted to exclude: (i) certain Grand River expenses, (ii) any accounting charges, solely to the extent taken at the written request of Isabella subsequent to the date of the Agreement and (iii) Grand River’s accumulated other comprehensive income, on a consolidated basis with Grand River Bank, is less than $45.7 million, then the aggregate cash consideration will be reduced on a dollar for dollar basis, by an amount equal to the difference between $45.7 million and the actual adjusted shareholders’ equity as of such date.
Each Grand River shareholder’s election is subject to proration provisions described in this proxy statement/prospectus that may modify the shareholder’s election to ensure that 35% of the outstanding shares of Grand River common stock (other than certain shares held by Grand River or Isabella or dissenting shares) are exchanged for cash and 65% of the outstanding shares of Grand River common stock are exchanged for shares of Isabella common stock. The value of the stock consideration will depend on the market price of Isabella common stock on the effective date of the merger. Grand River shareholders will also receive cash in lieu of any fractional shares they would have otherwise received in the merger.
Q:
What will Isabella shareholders receive in the merger?

A:
In the merger, Isabella shareholders will not receive any consideration, and their shares of Isabella common stock will remain outstanding and will constitute shares of Isabella following the merger. Following the merger, shares of Isabella common stock will continue to be traded on Nasdaq.

Q:
Will the value of the merger consideration change between the date of this proxy statement/prospectus and the time the merger is completed?

A:
Yes. Although the number of shares of Isabella common stock that each Grand River shareholder will receive is fixed, the market value of the merger consideration will fluctuate with the market price of Isabella common stock and will not be known at the time Grand River shareholders vote on the merger. Isabella common stock is currently traded on the Nasdaq Capital Market under the symbol “ISBA” and voting Grand River common stock is currently quoted on the OTCQX under the symbol “GNRV.” Based on the closing price of Isabella common stock of $43.24 per share on June 11, 2026, the last full trading day before the public announcement of the merger agreement, the aggregate value of the merger consideration represented approximately $54.6 million for all of the shares of Grand River common stock. Based on the closing sale price of Isabella common stock of $[•] per share on [•], 2026, the latest practicable trading date prior to the printing of this proxy statement/prospectus, the aggregate value of the merger consideration represented approximately $[•] million for all of the shares of Grand River common stock. Each of the foregoing examples assumes that there are no downward adjustments to the merger consideration.

Q:
How will the merger affect Grand River equity awards?

A:
The merger agreement provides that, at the effective time, each stock option in respect of shares of voting Grand River common stock (each such stock option, a “Grand River stock option”) granted under Grand River’s equity incentive plans (the “Grand River stock plans”) that is outstanding immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive a cash payment equal to (i) the number of shares of voting Grand River common stock subject to such Grand River stock option at the effective time, multiplied by (ii) the amount by which the per share cash consideration exceeds the per share exercise price of such Grand River stock option, less applicable taxes and tax withholdings and without interest. Notwithstanding the foregoing, if the per share exercise price for a Grand River stock option immediately prior to the effective time is equal to or in excess of the per share cash consideration, such Grand River stock option will be cancelled at the effective time in exchange for no consideration.
Upon the terms and subject to the conditions of the merger agreement, each restricted share of voting Grand River common stock granted under the Grand River stock plans that is outstanding and unvested immediately prior to the effective time (each such restricted share, a “Grand River restricted stock award”), shall fully vest and shall have the treatment set forth in the merger agreement applicable to shares of voting Grand River common stock.
Q:
How will the merger affect the Grand River 401(k) plan?

A:
The merger agreement provides that unless otherwise agreed between Isabella and Grand River at least five (5) days prior to the closing, Grand River will terminate the Grand River 401(k) Plan (the “Grand River 401(k) Plan”) effective as of the business day immediately prior to the effective time and contingent upon the occurrence of the closing. Isabella and Grand River will take any and all actions as may be required, including amendments to the Isabella 401(k) plan, to permit the continuing employees to make rollover contributions to the Isabella 401(k) plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Internal Revenue Code of 1986, as amended (the “Code”)) from the Grand River 401(k) plan in the form of cash, in kind benefits (if permitted by the Isabella 401(k) plan), outstanding participant loans or a combination thereof.

Q:
How does the Grand River board of directors recommend that I vote at the Grand River special meeting?

A:
The Grand River board of directors unanimously recommends that you vote “FOR” the Grand River merger proposal and “FOR” the Grand River adjournment proposal.

In considering the recommendations of the Grand River board of directors, Grand River shareholders should be aware that Grand River directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of Grand River shareholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger — Interests of Certain Grand River Directors and Executive Officers in the Merger” beginning on page [•].
Q:
Who is entitled to vote at the Grand River special meeting?

A:
The record date for the Grand River special meeting is [                 ], 2026. All Grand River shareholders who held shares of voting Grand River common stock at the close of business on the record date for the Grand River special meeting are entitled to receive notice of, and to vote at, the Grand River special meeting.

Each Grand River shareholder who held shares of voting Grand River common stock is entitled to cast one (1) vote on each matter properly brought before the Grand River special meeting for each share of voting Grand River common stock that such holder owned of record as of the record date. As of [                ], 2026, there were [                 ] outstanding shares of voting Grand River common stock.
Attendance at the Grand River special meeting is not required to vote. See below and the section entitled “The Grand River Special Meeting — Proxies” beginning on page [•] for instructions on how to vote your shares of voting Grand River common stock without attending the Grand River special meeting.

Q:
What constitutes a quorum for the Grand River special meeting?

A:
The presence at the Grand River special meeting, or by proxy, of holders of a majority of the total number of outstanding shares of voting Grand River common stock entitled to vote at the Grand River special meeting will constitute a quorum for the transaction of business at the Grand River special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum, but not a broker non-vote or other failure to vote.

Q:
What vote is required for the approval of each proposal at the Grand River special meeting?

A:
Grand River Proposal 1: The Grand River merger proposal.   Approval of the Grand River merger proposal requires the affirmative vote of a majority of the votes entitled to be cast at the special meeting by the holders of shares of voting Grand River common stock entitled to vote at the special meeting. An abstention, broker non-vote or other failure to vote will have the same effect as a vote “AGAINST” the Grand River merger proposal. The holders of non-voting Grand River common stock are not entitled to vote their shares of non-voting Grand River common stock at the Grand River special meeting.

Grand River Proposal 2: The Grand River adjournment proposal.   If a quorum is present at the Grand River special meeting, (i) approval of the Grand River adjournment proposal requires the affirmative vote of a majority of the votes cast affirmatively or negatively by the Grand River shareholders, and (ii) an abstention, broker non-vote or other failure to vote will have no effect on the outcome of the Grand River adjournment proposal. In the absence of a quorum at the Grand River special meeting, (i) approval of the Grand River adjournment proposal requires the affirmative vote of a majority of the shares of voting Grand River common stock present at the Grand River special meeting and entitled to vote on the Grand River adjournment proposal, (ii) an abstention will have the same effect as a vote “AGAINST” the proposal, and (iii) a broker non-vote or other failure to vote will have no effect on the outcome of the Grand River adjournment proposal.
Q:
Are there any Grand River shareholders already committed to voting in favor of the Grand River merger proposal?

A: Yes. Each director and executive officer of Grand River, solely in such director’s or executive officer’s capacity as a shareholder of Grand River, has entered into a voting agreement with Isabella requiring each such director or executive officer to vote all shares of voting Grand River common stock owned by such director or executive officer in favor of the Grand River merger proposal. As of the record date, these directors and executive officers held [•] shares of voting Grand River common stock, which represented approximately [•]% of the outstanding shares of voting Grand River common stock.
Q:
How can I attend, vote and ask questions at the Grand River special meeting?

A:
Record Holders.   If you hold shares directly in your name as the holder of record of voting Grand River common stock, you are a “record holder” and your shares may be voted online at the Grand River special meeting by you.

Beneficial Owners.   If you hold shares of voting Grand River common stock in a brokerage or other account in “street name,” you are a “beneficial owner” and your shares may be voted at the Grand River special meeting by you as described below.
Even if you plan to attend the Grand River special meeting online, Grand River recommends that you vote your shares of voting Grand River common stock in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the Grand River special meeting.
Additional information on attending the Grand River special meeting can be found under the section entitled “The Grand River Special Meeting — Attending the Special Meeting” on page [•].

Q:
How can I vote my shares without attending the Grand River special meeting?

A:
Whether you hold your shares of voting Grand River common stock directly as the holder of record of voting Grand River common stock or beneficially in “street name,” you may direct your vote by proxy without attending the Grand River special meeting.

If you are a record holder of voting Grand River common stock, you can vote your shares by mail by following the instructions provided in the enclosed proxy card (or cast your vote by internet as provided on the proxy card). If you hold shares beneficially in “street name” as a beneficial owner of voting Grand River common stock, you should follow the voting instructions provided by your bank, broker, trustee or other nominee.
Additional information on voting procedures can be found under the section entitled “The Grand River Special Meeting — Attending the Special Meeting” on page [•].
Q:
What do I need to do now?

A:
After carefully reading and considering the information contained in this document, please vote as soon as possible. If you hold shares of voting Grand River common stock, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by using the internet as described in the instructions included with the accompanying proxy card as soon as possible so that your shares may be represented at the Grand River special meeting. Please note that if you are a beneficial owner with shares held in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Q:
If I am a beneficial owner with my shares held in “street name” by a bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me?

A:
No. Your bank, broker, trustee or other nominee cannot vote your shares without instructions from you. You should instruct your bank, broker, trustee or other nominee how to vote your shares in accordance with the instructions provided to you. Please check the voting instruction form used by your bank, broker, trustee or other nominee.

Q:
What is a “broker non-vote”?

A:
Banks, brokers, trustees and other nominees who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, trustees and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner.

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one (1) proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Grand River special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Grand River special meeting. If your bank, broker, trustee or other nominee holds your shares of voting Grand River common stock in “street name,” such entity will vote your shares of voting Grand River common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this proxy statement/prospectus.
If you are a beneficial owner of voting Grand River common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of voting Grand River common stock:

•
Grand River merger proposal:   your bank, broker, trustee or other nominee may not vote your shares on the Grand River merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal; and

•
Grand River adjournment proposal:   your bank, broker, trustee or other nominee may not vote your shares on the Grand River adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal.

Q:
What if I fail to vote or abstain?

A:
An abstention occurs when a Grand River shareholder attends the Grand River special meeting and does not vote or returns a proxy with an “abstain” instruction.

•
Grand River merger proposal:   An abstention will have the same effect as a vote “AGAINST” the Grand River merger proposal. If a Grand River shareholder is not present at the Grand River special meeting and does not respond by proxy, it will also have the same effect as a vote “AGAINST” the Grand River merger proposal; and

•
Grand River adjournment proposal:   If a quorum is present at the Grand River special meeting, an abstention will have no effect on the outcome of the Grand River adjournment proposal. In the absence of a quorum at the Grand River special meeting, an abstention will have the effect of a vote “AGAINST” the Grand River adjournment proposal. If a Grand River shareholder is not present at the Grand River special meeting and does not respond by proxy, it will also have no effect on the outcome of the Grand River adjournment proposal.

Q:
Why is my vote important?

A:
If you do not vote, it will be more difficult for Grand River to obtain the necessary quorum to hold its special meeting and to obtain the shareholder approval that its board of directors is recommending and seeking. Approval of the Grand River merger proposal requires the affirmative vote of a majority of the votes entitled to be cast at the Grand River special meeting by the holders of outstanding shares of voting Grand River common stock entitled to vote at the special meeting. Your failure to submit a proxy or vote at the Grand River special meeting, or failure to instruct your bank, broker, trustee or other nominee how to vote, will prevent your shares of voting Grand River common stock from being counted toward the quorum for the Grand River special meeting and will have the same effect as a vote “AGAINST” the Grand River merger proposal.

The Grand River board of directors unanimously recommend that you vote “FOR” the Grand River merger proposal and “FOR” the Grand River adjournment proposal.
Q:
What will happen if I return my proxy card without indicating how to vote?

A:
If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of voting Grand River common stock represented by your proxy will be voted as recommended by the Grand River board of directors with respect to such proposals.

Q:
Can I change my vote after I have delivered my proxy or voting instruction card?

A:
If you directly hold shares of voting Grand River common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at the Grand River special meeting. You can do this by:

•
submitting a written statement that you would like to revoke your proxy to the corporate secretary of Grand River;

•
casting your vote by internet as provided on the proxy card;

•
signing and returning a proxy card with a later date; or

•
attending the special meeting online and voting at the special meeting.

If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by:
•
contacting your bank, broker, trustee or other nominee; or

•
attending the special meeting and voting your shares online. Please contact your bank, broker, trustee or other nominee for further instructions regarding requirements to vote at the Grand River special meeting.

Q:
Will Grand River be required to submit the Grand River merger proposal to its shareholders even if the Grand River board of directors has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the Grand River special meeting, Grand River is required to submit the Grand River merger proposal to its shareholders even if the Grand River board of directors has withdrawn, modified or qualified its recommendation.

Q:
Are Grand River shareholders entitled to dissenters’ rights of appraisal?

A: Yes. Grand River shareholders are entitled to exercise dissenters’ rights with respect to the merger under Section 762 of the Michigan Business Corporation Act (the “MBCA”). Any shareholder who wishes to exercise dissenters’ rights must strictly comply with the procedures set forth in Sections 761 through 774 of the MBCA. A description of these procedures is included in the section entitled “The Merger — Dissenters’ Rights in the Merger.” A copy of the sections of the MBCA pertaining to dissenters’ rights is included as Annex B to this proxy statement/prospectus.
Q:
Are there any risks that I should consider in deciding whether to vote for the Grand River merger proposal or the Grand River adjournment proposal at the Grand River special meeting?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page [•]. You also should read and carefully consider the risk factors of Isabella contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:
What are the material U.S. federal income tax consequences of the merger and the second step merger to Grand River shareholders?

A:
The merger and the second step merger, taken together, have been structured to qualify as a reorganization for federal income tax purposes, and it is a condition to our respective obligations to complete the merger that each of Isabella and Grand River receives a legal opinion to the effect that the merger and the second step merger will so qualify.

If the merger and second merger, taken together, qualify as a reorganization within the meaning of Section 368(a) of the Code, for U.S. federal income tax purposes:
•
a U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”) of Grand River common stock receiving solely Isabella common stock (or receiving Isabella common stock and cash solely in lieu of a fractional share) in exchange for such Grand River common stock generally will not recognize any gain or loss upon receiving Isabella common stock, except with respect to the cash received in lieu of a fractional share of Isabella common stock;

•
a U.S. holder of Grand River common stock receiving solely cash in exchange for such Grand River common stock generally will recognize gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s aggregate tax basis in the shares of Grand River common stock surrendered; and

•
a U.S. holder of Grand River common stock receiving a combination of Isabella common stock and cash in exchange for such Grand River common stock generally will (1) not recognize any loss upon surrendering its Grand River common stock and (2) recognize gain upon surrendering its Grand River common stock equal to the excess, if any, of (a) the sum of the amount of cash consideration received plus the fair market value (determined as of the effective time) of the Isabella common stock received over (b) such U.S. holder’s aggregate tax basis in the shares of Grand River common stock surrendered, but only to the extent of the amount of cash consideration received.
U.S. holders of Grand River common stock receiving cash in lieu of fractional shares of Isabella common stock will generally recognize gain or loss equal to the difference between the amount of cash received instead of a fractional share and the basis in its fractional share of Isabella common stock.
You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the mergers. For a more complete discussion of the material U.S. federal income tax consequences of the mergers, see the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page [•].
Q:
When is the merger expected to be completed?

A:
Neither Isabella nor Grand River can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Grand River must first obtain the approval of Grand River shareholders for the Grand River merger proposal, and Isabella and Grand River must obtain requisite regulatory approvals and satisfy certain other closing conditions. Isabella and Grand River expect the merger to be completed promptly once Grand River has obtained its shareholders’ approval as noted above, and Isabella and Grand River have obtained the requisite regulatory approvals and have satisfied certain other closing conditions.

Q:
What are the conditions to complete the merger?

A:
The obligations of Isabella and Grand River to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of requisite regulatory approvals and the expiration of all statutory waiting periods without the imposition of any materially burdensome regulatory condition, the receipt of certain tax opinions, approval by Grand River shareholders of the Grand River merger proposal, authorization for listing on Nasdaq of the shares of Isabella common stock to be issued in the merger, effectiveness of the registration statement of which this proxy statement/prospectus forms a part, absence of legal restraint prohibiting the merger, Grand River’s ratio of allowance for credit losses to total loans equaling at least 112%, Grand River adjusted equity being greater than or equal to $40.0 million, and accuracy of the representations and warranties made in the merger agreement subject to certain materiality qualifications. This $40.0 million minimum Grand River adjusted equity condition is separate from the $45.7 million threshold used to determine whether the aggregate cash consideration is subject to reduction. For more information, see “The Merger Agreement — Conditions to Complete the Merger” beginning on page [•].

Q:
What happens if the merger is not completed?

A:
If the merger is not completed, Grand River shareholders will not receive any consideration for their shares of Grand River common stock in connection with the merger. Instead, Grand River will remain an independent company and Isabella will not issue the merger consideration pursuant to the merger agreement. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $2.18 million will be payable by Grand River to Isabella. See “The Merger Agreement — Termination Fee” beginning on page [•] for a more detailed discussion of the circumstances under which a termination fee will be required to be paid by Grand River.

Q:
What happens if I sell my shares after the Grand River record date but before Grand River’s special meeting?

A:
The Grand River record date is earlier than the date of the Grand River special meeting, and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of voting Grand River common stock after the Grand River record date but before the date of the Grand River special meeting, you will retain your right to vote at the Grand River special meeting (provided that such shares remain outstanding on the date of such special meeting), but you will not have the right to receive the merger consideration to be received by Grand River shareholders in connection with the merger. In order to receive the merger consideration, you must hold your shares of Grand River common stock through the completion of the merger.
Q:
Should I send in my stock certificates now?

A:
No. Shareholders will receive an election form and instructions for surrendering their stock certificates prior to the closing of the merger. In the meantime, you should retain your stock certificates because they are still valid. Please do not send in your stock certificates with your proxy card. See “The Merger Agreement — Election Procedures for Shareholders; Surrender of Stock Certificates” beginning on page [•].

Q:
What should I do if I receive more than one set of voting materials for the Grand River special meeting?

A:
If you are a beneficial owner and hold shares of voting Grand River common stock in “street name” and also are a record holder and hold shares directly in your name or otherwise or if you hold shares of voting Grand River common stock in more than one (1) brokerage account, you may receive more than one (1) set of voting materials relating to the Grand River special meeting.

Record Holders.   For shares held directly, please complete, sign, date and return each proxy card, or follow the instructions on the proxy card or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of voting Grand River common stock are voted.
Beneficial Owners.   For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee in order to vote your shares.
Q:
Who can help answer my questions?

A:
If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Grand River.

Q:
Where can I find more information about Isabella and Grand River?

A:
You can find more information about Isabella and Grand River from the various sources described under “Where You Can Find More Information” beginning on page [•].

SUMMARY
This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the Grand River special meeting. In addition, we incorporate by reference important business and financial information about Isabella into this proxy statement/prospectus. You may obtain the information incorporated by reference into or otherwise included with this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page [•] of this proxy statement/prospectus.
Information about the Companies (pages [•] and [•])
Isabella Bank Corporation
Isabella Bank Corporation is a registered financial holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Isabella was incorporated in September 1988 under Michigan law. Isabella’s wholly owned subsidiary, Isabella Bank, has 31 offices located throughout Bay, Clare, Gratiot, Isabella, Mecosta, Midland, Montcalm, and Saginaw counties. The area includes significant agricultural production, manufacturing, retail, gaming and tourism, and several colleges and universities.
Isabella Bank is a community bank with a focus on providing high quality, personalized service at a fair price. Isabella Bank offers a broad array of banking and wealth management services to businesses, institutions, individuals, and their families. Isabella Bank competes with other commercial banks, savings and loan associations, mortgage brokers, finance companies, credit unions, retail brokerage firms, and other companies providing financial services.
Isabella Bank’s lending activities include loans for commercial and agricultural operations and real estate purposes, residential real estate loans, and consumer loans. Isabella Bank limits lending activities primarily to local markets and purchased loans from the secondary market are minimal. It does not make loans to fund leveraged buyouts, it does not have any foreign corporate or government loans, and it has limited holdings of corporate debt securities. Isabella Bank’s general lending philosophy is to limit concentrations to individuals and business segments.
Isabella Bank’s deposit services offered include checking accounts, savings accounts, certificates of deposit, direct deposits, cash management services, mobile and internet banking, and ATMs. It also offers full-service investment management, trust, and estate services.
As of March 31, 2026, Isabella had total consolidated assets of approximately $2.3 billion, total net loans of approximately $1.5 billion, total deposits of approximately $1.9 billion and total consolidated shareholders’ equity of approximately $234.0 million.
Isabella’s principal executive offices are located at 401 N. Main Street, Mt. Pleasant, Michigan 48858, its phone number is (989) 772-9471 and its website is www.isabellabank.com. Additional information about Isabella and its subsidiaries is included in the documents incorporated by reference in this proxy statement/prospectus.
Merger Sub
Merger Sub, a direct, wholly owned subsidiary of Isabella, is a Michigan corporation that was incorporated for the sole purpose of effecting the merger. In the merger, Merger Sub will merge with and into Grand River, with Grand River surviving as a direct, wholly owned subsidiary of Isabella and the separate corporate existence of Merger Sub will cease.
Merger Sub’s principal administrative office is located at c/o 401 N. Main Street, Mt. Pleasant, Michigan 48858 and its phone number is (989) 772-9471.

Grand River Commerce, Inc.
Grand River Commerce, Inc. is the parent bank holding company of Grand River Bank, a state-chartered community bank headquartered in Grandville, Michigan. Founded in 2009, Grand River Bank provides a full range of personalized commercial and consumer banking services, including lending, deposit, and treasury management solutions. Grand River Bank serves the West Michigan market including Grand Rapids and the surrounding communities in Kent and Ottawa counties, through two full-service branches and dedicated courier service for commercial customers, delivering responsive, relationship-based service.
As of March 31, 2026, Grand River had total consolidated assets of approximately $511.7 million, total loans of approximately $433.0 million, total deposits of approximately $438.9 million and total consolidated shareholders’ equity of approximately $36.7 million.
Grand River’s principal executive offices are located at 4471 Wilson Ave. SW, Grandville, Michigan 49418, its phone number is (616) 929-1600 and its website is www.grandriverbank.com.
The Merger and the Merger Agreement (pages [•] and [•])
The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.
Pursuant to the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, Merger Sub will merge with and into Grand River, with Grand River as the surviving entity. Immediately following the merger, the second step merger will occur in which Grand River will merge with and into Isabella, with Isabella as the surviving entity. The merger agreement further provides that immediately following the second step merger, the bank merger will occur in which Grand River Bank will merge with and into Isabella Bank, with Isabella Bank as the surviving bank.
This summary and the copy of the merger agreement attached to this document as Annex A are included solely to provide investors with information regarding the terms of the merger agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates.
Merger Consideration (pages [•])
Upon the terms and subject to the conditions of the merger agreement, at the effective time, each share of Grand River common stock issued and outstanding immediately prior to the effective time, other than certain shares held by Grand River or Isabella or dissenting shares, will be converted into the right to receive, at the election of the holder thereof, and subject to adjustment and proration, as applicable, (i) an amount of cash equal to the quotient of (A) $18,262,391 divided by (B) the product obtained by multiplying (x) the number of shares of Grand River common stock issued and outstanding as of the effective time by (y) 0.35 rounded to the nearest cent, or (ii) the number of shares of Isabella common stock, multiplied by the exchange ratio.
The exchange ratio is defined in the merger agreement as a number, as adjusted, of shares of Isabella common stock equal to the quotient of (A) 839,003 shares of Isabella common stock, divided by (B) the difference of (1) the aggregate number of shares of Grand River common stock issued and outstanding immediately prior to the effective time, other than certain shares held by Grand River or Isabella or dissenting shares, minus (2) the cash conversion number, rounded to the nearest ten thousandth. Based on the assumption that 9,136,529 shares of Grand River common stock are expected to be issued and outstanding as of the effective time, the per share cash consideration to be paid is estimated to be approximately $5.71 and the exchange ratio is estimated to be 0.1413.
Additionally, the aggregate cash consideration is subject to reduction as follows: if, as of the third business day prior to the closing date, Grand River’s total shareholders’ equity calculated on a consolidated basis and in accordance with accounting principles generally accepted in the United States (“GAAP”) and adjusted to exclude: (i) certain Grand River expenses, (ii) any accounting charges, solely to the extent taken at the written request of Isabella subsequent to the date of the Agreement and (iii) Grand River’s accumulated other comprehensive income, on a consolidated basis with Grand River Bank, is less than $45.7 million, then the aggregate cash consideration will be reduced on a dollar for dollar basis, by an amount equal to the difference between $45.7 million and the actual adjusted shareholders’ equity as of such date.
Each Grand River shareholder’s election is subject to proration provisions described in this proxy statement/prospectus that may modify the shareholder’s election to ensure that 35% of the outstanding shares of Grand River common stock (other than certain shares held by Grand River or Isabella or dissenting shares) are exchanged for cash and 65% of the outstanding shares of Grand River common stock are exchanged for shares of Isabella common stock. The value of the stock consideration will depend on the market price of Isabella common stock on the effective date of the merger. Grand River shareholders will also receive cash in lieu of any fractional shares they would have otherwise received in the merger.
Isabella common stock is listed on Nasdaq under the symbol “ISBA.” Voting Grand River common stock is quoted on the OTCQX under the symbol “GNRV.”
The following table presents the last reported sale price of a share of Isabella, as reported on Nasdaq, and the last reported sale price of a share of voting Grand River common stock, as reported on the OTCQX, on June 11, 2026, the last full trading day prior to the public announcement of the proposed merger, and on [•], 2026, the last practicable trading day prior to the date of this proxy statement/prospectus. The following table also presents the equivalent per share value of the Isabella common stock that Grand River shareholders would receive for each share of their voting Grand River common stock if the merger was completed on those dates:
	Isabella Common Stock		Grand River Common Stock		Implied Value of Merger Consideration for One Share of Grand River Common Stock(1)
June 11, 2026		$43.24		$4.25		$6.11
[ ], 2026	$	[ ]	$	[ ]	$	[ ]

(1)
Calculated by multiplying the closing price of Isabella common stock as of the specified date by the estimated exchange ratio of 0.1413.

For more information on the exchange ratio, see the section entitled “The Merger — Terms of the Merger” beginning on page [•] and “The Merger Agreement — Merger Consideration” beginning on page [•].
Treatment of Grand River Equity Awards (page [•])
The merger agreement provides that, at the effective time, each Grand River stock option granted under the Grand River stock plans that is outstanding immediately prior to the effective time will be cancelled and automatically converted into the right to receive a cash payment equal to (i) the number of shares of voting Grand River common stock subject to such Grand River stock option at the effective time, multiplied by (ii) the amount by which the per share cash consideration exceeds the per share exercise price of such Grand River stock option, less applicable taxes and tax withholdings and without interest. Notwithstanding the foregoing, if the per share exercise price for a Grand River stock option immediately prior to the effective time is equal to or in excess of the per share cash consideration, such Grand River stock option will be cancelled at the effective time in exchange for no consideration.
Upon the terms and subject to the conditions of the merger agreement, each Grand River restricted stock award shall fully vest and shall have the treatment set forth in the merger agreement applicable to shares of voting Grand River common stock.
For more information see “The Merger — Treatment of Grand River Equity Awards” beginning on page [•].

Material U.S. Federal Income Tax Consequences of the Mergers (page [•])
The merger and the second step merger, taken together, are expected to be treated as a single integrated transaction as described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to our respective obligations to complete the merger that each of Isabella and Grand River receives a legal opinion to the effect that the merger and the second step merger will so qualify.
If the merger and second step merger, taken together, qualify as a reorganization within the meaning of Section 368(a) of the Code, for U.S. federal income tax purposes:
•
a U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”) of Grand River common stock receiving solely Isabella common stock (or receiving Isabella common stock and cash solely in lieu of a fractional share) in exchange for such Grand River common stock generally will not recognize any gain or loss upon receiving Isabella common stock, except with respect to the cash received in lieu of a fractional share of Isabella common stock;

•
a U.S. holder of Grand River common stock receiving solely cash in exchange for such Grand River common stock generally will recognize gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s aggregate tax basis in the shares of Grand River common stock surrendered; and

•
a U.S. holder of Grand River common stock receiving a combination of Isabella common stock and cash in exchange for such Grand River common stock generally will (1) not recognize any loss upon surrendering its Grand River common stock and (2) recognize gain upon surrendering its Grand River common stock equal to the excess, if any, of (a) the sum of the amount of cash consideration received plus the fair market value (determined as of the effective time) of the Isabella common stock received over (b) such U.S. holder’s aggregate tax basis in the shares of Grand River common stock surrendered, but only to the extent of the amount of cash consideration received.

U.S. holders of Grand River common stock receiving cash in lieu of fractional shares of Isabella common stock will generally recognize gain or loss equal to the difference between the amount of cash received instead of a fractional share and the basis in its fractional share of Isabella common stock.
You should be aware that the tax consequences of the mergers may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the mergers.
For more detailed information, please refer to “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page [•].
The United States federal income tax consequences described above may not apply to all Grand River shareholders. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the mergers to you.
Grand River’s Reasons for the Merger; Recommendation of Grand River’s Board of Directors (page [•])
After careful consideration, at a meeting held on June 11, 2026, the Grand River board determined that the merger agreement and the transactions contemplated thereby (including the merger agreement and the bank merger agreement) are both fair and in the best interests of Grand River and its shareholders. Accordingly, the Grand River board approved and adopted the merger agreement and unanimously recommends that the Grand River shareholders vote “FOR” the Grand River merger proposal.
In reaching its decision to approve and adopt the merger agreement and recommend that the Grand River shareholders vote “FOR” the Grand River merger proposal, the Grand River board consulted with the senior management of Grand River, as well as Grand River’s financial and legal advisors, and considered a number of factors in reaching its decision, including, without limitation, the Grand River board’s analysis of other strategic alternatives for Grand River, as well as the Grand River board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for Grand River to create greater value for Grand River’s shareholders; the trading market for Isabella’s common stock on Nasdaq, which will offer greater access to liquidity for the combined shareholders; the merger consideration is to be paid in the form of cash or Isabella common stock, which will provide Grand River’s shareholders the opportunity to participate in any future earnings or growth of the combined company following the transaction for those who receive Isabella common stock; subject to certain limits and adjustments in the merger agreement, 65% of the merger consideration is a fixed exchange ratio of shares of Grand River common stock to Isabella common stock, and Grand River’s shareholders could benefit from an increase in the trading price of Isabella’s common stock during the pendency of the merger; the Grand River board’s belief that the two companies’ corporate cultures and business philosophies are complementary and compatible, and its belief that the complementary cultures will facilitate the successful integration of the two companies and implementation of the mergers; that the mergers will result in a combined company with greater financial resources and a higher lending limit than Grand River would have if it were to continue its operations as an independent entity; Grand River’s size makes it susceptible to another economic downturn and management believes that Isabella’s greater resources provide the combined company greater resiliency; the satisfactory results of Grand River’s due diligence investigation of Isabella, including the Grand River board’s opinion of the reputation, competence, business practices, integrity and experience of Isabella and its management; the minimal geographic overlap between Grand River and Isabella, which will expand and diversify the markets in which the combined company operates and is expected to result in a high rate of retention of Grand River’s employees after the announcement of the mergers, which retention is expected to benefit the combined company; the opinion of Grand River’s financial advisors as to the fairness, from a financial point of view, to the holders of Grand River common stock of the merger consideration; that the merger agreement requires Grand River’s legal advisor to render its opinion that the mergers qualify as a “reorganization” within Section 368(a) of the Code, and the expectation that Grand River’s shareholders will not recognize any gain or loss for U.S. federal income tax purposes with respect to their receipt of Isabella common stock in the mergers; the recommendation of Grand River’s management in favor of the mergers; and the fact that the Grand River board is permitted to change its recommendation that Grand River shareholders approve the merger agreement in certain circumstances.
In considering these, and other reasons, the Grand River board also weighted a variety of potential risks, including, without limitation, the possibility that anticipated benefits of the mergers may not be realized, the risk that the per share stock consideration to be paid to Grand River shareholders in connection with the merger agreement could be adversely affected by a decrease in the trading price of Isabella common stock before the effective time, risks associated with the combined business and the integration of Grand River and Isabella, and the risk that the mergers could distract Grand River from other opportunities.
For a more detailed discussion of the Grand River board of directors’ recommendation, see “The Merger — Grand River’s Reasons for the Merger; Recommendation of Grand River’s Board of Directors” beginning on page [•].
Opinion of Grand River’s Financial Advisor (page [•])
As part of its engagement, representatives of Brean Capital, LLC (“Brean”) attended the meeting of the Grand River board of directors held on June 11, 2026, at which the Grand River board of directors evaluated the merger. At this meeting, Brean reviewed the financial aspects of the merger and rendered an oral opinion, which was subsequently confirmed in writing, to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Brean as set forth in the opinion, the merger consideration to be received in the merger by the holders of Grand River common stock was fair, from a financial point of view, to the Grand River shareholders. The Grand River board of directors unanimously adopted the merger agreement at such meeting.
The full text of the written opinion of Brean, dated June 11, 2026, which sets forth, among other things, the various procedures followed, assumptions made, matters considered, and qualifications and limitations on the scope of the review undertaken, is attached as Annex C to this document. Brean’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was addressed to, the Grand River board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness to the holders of Grand River common stock, from a financial point of view, of the merger consideration to be received in the merger by the Grand River shareholders. It did not address the underlying business decision of Grand River to engage in the merger or enter into the merger agreement or constitute a recommendation to the Grand River board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Grand River common stock as to how to vote in connection with the merger or any other matter. Brean also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Grand River, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder.
For more information, see “The Merger — Opinion of Grand River’s Financial Advisor,” beginning on page [•], and Annex C.
Interests of Certain Grand River Directors and Executive Officers in the Merger (page [•])
In considering the information contained in this proxy statement/prospectus, you should be aware that Grand River’s directors and executive officers have interests in the mergers that are different from, or in addition to, the interests of Grand River shareholders generally. The Grand River board of directors was aware of these interests and considered them, among other things, in approving the merger agreement. These interests include, among other things:
•
Each of Messrs. Ysseldyke, Bilotti and Martis, as officers of Grand River and Grand River Bank, previously entered into employment agreements with Grand River that included certain change in control provisions and pursuant to the change in control provisions of these employment agreements, each of Messrs. Bilotti and Martis will be entitled to receive a change in control payment of $608,239 and $394,070, respectively, upon closing of the merger;

•
In connection with the mergers, Mr. Ysseldyke, President of Grand River Bank, will join Isabella Bank as Market President and in connection with this role, Isabella Bank will assume Mr. Ysseldyke’s employment agreement effective upon the completion of the mergers; and

•
Grand River’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

Grand River’s board of directors was aware of these interests, including the material terms thereof, and considered them, among other matters, in making its recommendation that Grand River’s shareholders vote to approve the Grand River merger proposal. For more information, see “The Merger — Background of the Merger” beginning on page [•] and “The Merger — Grand River’s Reasons for the Merger; Recommendation of Grand River’s Board of Directors” beginning on page [•]. These interests are described in more detail, and certain of them are quantified, in the section entitled “The Merger — Interests of Certain Grand River’s Directors and Executive Officers in the Merger” beginning on page [•].
Governance of the Combined Company After the Merger (page [•])
The directors and officers of Isabella immediately prior to the second step merger effective time will be the directors and officers of the surviving corporation, provided that Isabella will appoint D. Drew Ysseldyke, as Market President. In connection with this role, Isabella has entered into an amended employment agreement with Mr. Ysseldyke, with such amended agreement to become effective upon the completion of the mergers.
Regulatory Approvals (page [•])
Subject to the terms of the merger agreement, Isabella and Grand River have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, waivers, notices, petitions and filings in respect of the requisite regulatory approvals (as defined in “The Merger — Regulatory Approvals”), use their reasonable best efforts to make such filings within sixty (60) days of the date of the merger agreement), to obtain as promptly as practicable all permits, waivers, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger, the second step merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. Approval, or waiver of formal application and approval requirements, by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and the Michigan Department of Insurance and Financial Services, Office of Banking (the “DIFS”), is required prior to the merger. The initial submission of the regulatory applications to the Federal Reserve Board and the DIFS occurred on [•], 2026.
Although neither Isabella nor Grand River knows of any reason why it cannot obtain the requisite regulatory approvals in a timely manner, Isabella and Grand River cannot be certain when or if they will be obtained, or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the merger, the second step merger or the bank merger.
Expected Timing of the Merger
Neither Isabella nor Grand River can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Grand River must first obtain the approval of Grand River shareholders for the Grand River merger proposal. Isabella and Grand River must also obtain necessary regulatory approvals and satisfy certain other closing conditions. Isabella and Grand River expect the merger to be completed promptly once Isabella and Grand River have obtained the Grand River shareholders’ approval as noted above, have obtained necessary regulatory approvals, and have satisfied the other closing conditions.
Conditions to Complete the Merger (page [•])
As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:
•
the requisite Grand River vote having been obtained. See “The Merger Agreement — Meeting; Recommendation of Grand River’s Board of Directors” beginning on page [•] for additional information regarding the “requisite Grand River vote”;

•
the shares of Isabella common stock that are issuable pursuant to merger agreement having been authorized for listing on Nasdaq, subject to official notice of issuance;

•
all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition. See “The Merger — Regulatory Approvals” beginning on page [•] for additional information regarding the “requisite regulatory approvals” and the “materially burdensome regulatory condition”;

•
the effectiveness of the registration statement of which this proxy statement/prospectus is a part, and the absence of any stop order (or proceedings for such purpose initiated or threatened and not withdrawn);

•
no order, injunction or decree by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger, the second step merger, the bank merger or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the merger, the second step merger, the bank merger or any of the other transactions contemplated by the merger agreement;

•
the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect);

•
the performance by the other party in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect);

•
receipt by each party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger and the second step merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•
the dissenting shares not representing more than ten percent (10%) of the outstanding shares of Grand River common stock;

•
Grand River’s ratio of allowance for credit losses to total loans equaling at least 112%;

•
the Grand River adjusted equity must be greater than or equal to $40.0 million;

•
Grand River shall have obtained the requisite vote of Grand River shareholders required to approve the amendment to Grand River’s articles of incorporation to create a class of non-voting common stock of Grand River (the “Grand River Articles of Amendment”); and

•
Grand River’s outstanding convertible subordinated debt due 2026 (“2026 Convertible Debt”) must have been converted into Grand River common stock pursuant to the terms of its governing documents.

Termination of the Merger Agreement (page [•])
The merger agreement can be terminated at any time prior to completion of the merger, whether before or after the receipt of the requisite Grand River vote, in the following circumstances:
•
by mutual written consent of Isabella and Grand River;

•
by either Isabella or Grand River if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger, the second step merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the merger, the second step merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•
by either Isabella or Grand River if the merger has not been completed on or before June 11, 2027 (the “termination date”), unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•
by either Isabella or Grand River (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Grand River, in the case of a termination by Isabella, or on the part of Isabella, in the case of a termination by Grand River, which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•
by Isabella, if (i) Grand River or the Grand River board of directors has made a recommendation change or (ii) Grand River or the Grand River board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Grand River board recommendation, see “The Merger Agreement — Meeting; Recommendation of Grand River’s Board of Directors” beginning on page [•] for additional information regarding the “recommendation change”;

•
by Isabella or Grand River, following the Grand River special meeting (including any adjournments or postponements thereof), if Grand River (i) has not breached in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Grand River board recommendation, and (ii) failed to obtain the requisite Grand River vote at the Grand River special meeting or at any adjournment or postponement thereof at which a vote on the adoption of the merger agreement was taken;
•
by Grand River if, without Grand River breaching its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Grand River board recommendation, Grand River or Grand River Bank contemporaneously enters into a definitive agreement with a third party providing a superior proposal (as defined in the merger agreement); or

•
by Isabella if (i) Grand River or the Grand River board of directors has made a recommendation change in connection with the approval of the Grand River Articles of Amendment, (ii) Grand River or the Grand River board of directors has breached its obligations related to shareholder approval and the Grand River board recommendation of the Grand River Articles of Amendment in any material respect or (iii) (A) Grand River failed to obtain the requisite vote of Grand River shareholders required to approve the Grand River Articles of Amendment and (B) Grand River failed to convert all of the Grand River 2026 Convertible Debt into Grand River common stock by the later of (x) September 1, 2026 or (y) the initial date of the Grand River special meeting.

Termination Fee (page [•])
If the merger agreement is terminated under certain circumstances, Grand River will be required to pay a termination fee to Isabella equal to $2.18 million.
Accounting Treatment (page [•])
The merger will be accounted for as an acquisition of Grand River by Isabella under the acquisition method of accounting in accordance with GAAP.
The Rights of Grand River shareholders Will Change as a Result of the Merger (page [•])
The rights of Grand River shareholders are governed by Michigan law and the Grand River articles of incorporation and the Grand River bylaws. In the merger, Grand River shareholders who receive stock consideration will become Isabella shareholders, and their rights will be governed by Michigan law, but will also be governed by the Isabella articles of incorporation and the Isabella bylaws. Grand River shareholders will have different rights once they become Isabella shareholders due to differences between the Grand River governing documents, on the one hand, and the Isabella governing documents, on the other hand. These differences are described in more detail under the section entitled “Comparison of the Rights of Isabella shareholders and Grand River shareholders” beginning on page [•].
Listing of Isabella Common Stock (page [•])
The shares of Isabella common stock to be issued in the merger will be listed for trading on Nasdaq. Following the merger, shares of Isabella common stock will continue to be traded on Nasdaq.
The Grand River Special Meeting (page [•])
The Grand River special meeting will take place at [        ] [a.m./p.m.], local time, on [        ], 2026 via remote communication in the form of a Zoom video conference, and there will be no in person attendees. Shareholder access will be achieved by logging onto the Zoom virtual meeting platform.
At the Grand River special meeting, Grand River shareholders will be asked to vote on the following matters:
•
the Grand River merger proposal; and

•
the Grand River adjournment proposal.

You may vote at the Grand River special meeting if you owned shares of voting Grand River common stock at the close of business on [       ], 2026. As of [      ], 2026, there were [       ] shares of voting Grand River common stock outstanding.

As of the close of business on the record date, Grand River directors and executive officers and their affiliates were entitled to vote an aggregate of [      ] shares of voting Grand River common stock at the special meeting, which represents approximately [      ]% of the issued and outstanding shares of voting Grand River common stock entitled to vote at the special meeting.
Each director and certain shareholders of Grand River, solely in such director’s or shareholder’s capacity as a shareholder of Grand River, have entered into a voting agreement with Isabella requiring each of them to vote all shares of voting Grand River common stock owned by such director or shareholder in favor of the Grand River merger proposal. As of the record date, these directors and shareholders held [•] shares of voting Grand River common stock, which represented approximately [•]% of the outstanding shares of voting Grand River common stock entitled to vote at the Grand River special meeting.
The Grand River merger proposal will be approved if a majority of all of the votes entitled to be cast at the special meeting by the holders of shares of voting Grand River common stock entitled to vote at the special meeting are voted in favor of such proposal. If a Grand River shareholder present at the Grand River special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” such proposal. If a Grand River shareholder is not present at the Grand River special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have the same effect as a vote “AGAINST” such proposal.
If a quorum is present at the Grand River special meeting, (i) the Grand River adjournment proposal will be approved if a majority of the votes cast affirmatively or negatively by the holders of outstanding shares of voting Grand River common stock at the Grand River special meeting are voted in favor of such proposal, (ii) if a Grand River shareholder present at the Grand River special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal and (iii) if a Grand River shareholder is not present at the Grand River special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal. In the absence of a quorum at the Grand River special meeting, (i) the Grand River adjournment proposal will be approved if a majority of the shares of voting Grand River common stock present at the Grand River special meeting and entitled to vote on the Grand River adjournment proposal are voted in favor of such proposal, (ii) if a Grand River shareholder present at the Grand River special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” such proposal and (iii) if a Grand River shareholder is not present at the Grand River special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the outcome of such proposal.
The holders of non-voting Grand River common stock are not entitled to vote their shares of non-voting Grand River common stock at the Grand River special meeting.
Dissenters’ Rights in the Merger (page [•])
Isabella shareholders are not entitled to dissenters’ rights under the MBCA.
Grand River shareholders are entitled to exercise dissenters’ rights with respect to the merger under Section 762 of the MBCA. Any shareholder who wishes to exercise dissenters’ rights must strictly comply with the procedures set forth in Sections 761 through 774 of the MBCA. A description of these procedures is included in the section entitled “The Merger — Appraisal or Dissenters’ Rights in the Merger.” A copy of the sections of the MBCA pertaining to dissenters’ rights is included as Annex B to this proxy statement/prospectus. For more information, see “The Merger — Dissenters’ Rights in the Merger” beginning on page [•].
Election Deadline (page [•])
To make an effective election, a shareholder of record must submit a properly completed election form to [•], which will be acting as the exchange agent, on or before 5:00 p.m., Eastern time, on the 25th calendar day following the date the form of election is mailed to Grand River shareholders (the “election deadline”). You may change or revoke your election at any time prior to the election deadline by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed, revised election form. You may revoke your election by written notice received by the exchange agent prior to the election deadline. All elections will be revoked automatically if the merger agreement is terminated. You may not revoke or change your elections following the election deadline.
Proration (page [•])
Grand River shareholders who make no election to receive cash or Isabella common stock in the merger, and Grand River shareholders who do not make a valid election, will be deemed not to have made an election. Shareholders not making an election will be paid in accordance with the proration procedures described below.
The number of shares of Grand River common stock to be converted into per share cash consideration in the merger will be 35% of the outstanding shares of Grand River common stock (excluding shares of Grand River common stock to be canceled in accordance with the terms of the merger agreement). The remaining 65% of shares of Grand River common stock will be converted into shares of Isabella common stock. Therefore, elections are subject to certain proration and other provisions to preserve this requirement regarding the number of shares of Grand River common stock to be converted into cash in the merger.
If the Grand River shareholders’ elections would result in more than 35% of the outstanding shares of Grand River common stock (excluding shares of Grand River common stock to be canceled in accordance with the terms of the merger agreement) being exchanged for cash, then all Grand River shareholders who elected to receive stock consideration or who did not make an election will receive stock consideration, and all shareholders who have elected to receive cash consideration will receive the following:
•
a number of shares of Isabella common stock (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares for which such shareholder made elections to receive the per share cash consideration and (ii) a fraction, the numerator of which is the amount by which (a) the number of shares for which all Grand River shareholders made elections to receive cash consideration exceeds (b) the maximum number of shares of Grand River common stock to be converted into per share cash consideration, and the denominator of which is the number of shares for which elections were made to receive the per share cash consideration, and the right to receive per share cash consideration for the remaining number of such shareholder’s shares.

If the Grand River shareholders’ elections would result in less than 35% of the outstanding shares of Grand River common stock (excluding shares of Grand River common stock to be canceled in accordance with the terms of the merger agreement) being exchanged for cash, then all Grand River shareholders who elected to receive the per share cash consideration will receive the per share cash consideration, and all Grand River shareholders who have elected to receive per share stock consideration will receive the following:
•
an amount of per share cash consideration in respect to the number of shares of Isabella common stock elected to be received (rounded to the nearest whole share) equal to the product obtained by multiplying: (i) the number of shares for which Grand River shareholders made elections to receive per share stock consideration and (ii) a fraction, the numerator of which is the amount by which (a) the maximum number of shares of Grand River common stock to be converted into per share cash consideration exceeds (b) the number of shares for which all Grand River shareholders made an election to receive per share cash consideration and the denominator of which is the sum of (i) the total number of shares for which elections were made to receive the per share stock consideration plus (ii) the total number of shares for which no elections were made, with the remaining number of such holder’s shares for which elections to receive stock consideration were made, being converted into the right to receive per share stock consideration for the remaining number of such shareholder’s shares.

If the Grand River shareholders’ elections would result in less than 35% of the outstanding shares of Grand River common stock (excluding shares of Grand River common stock to be canceled in accordance with the terms of the merger agreement) being exchanged for cash, then all Grand River shareholders who did not make an election will receive the following:
•
an amount of per share cash consideration in respect to the number of shares of Isabella common stock for which no election was made (rounded to the nearest whole share) equal to the product obtained by multiplying: (i) the number of shares for which no elections were made and (ii) a fraction, the numerator of which is the amount by which (a) the maximum number of shares of Grand River common stock to be converted into per share cash consideration exceeds (b) the number of shares for which all Grand River shareholders made an election to receive per share cash consideration, and the denominator of which is the sum of (i) the total number of shares for which elections were made to receive the per share stock consideration plus (ii) the total number of shares for which no elections were made, with the remaining number of such holder’s shares for which no elections were made being converted into the right to receive per share stock consideration for the remaining number of such shareholder’s shares.
Risk Factors (page [•])
In evaluating the merger agreement and the merger, you should carefully read this proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page [•].

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements contained or incorporated by reference into this proxy statement/prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), Section 27A of the Securities Act, and Section 21E of the Exchange Act notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in Isabella’s future filings with the U.S. Securities and Exchange Commission (“SEC”), in press releases and in oral and written statements made by Isabella or Grand River or with their respective approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Any statement that does not describe historical or current facts is a forward-looking statement, including statements with respect to Isabella’s and Grand River’s beliefs, goals, intentions and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.
Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. Forward-looking statements are based on current expectations, estimates and projections about Isabella’s and Grand River’s businesses, beliefs of Isabella’s and Grand River’s management and assumptions made by Isabella and Grand River’s management. These statements are not guarantees of future performance and are subject to numerous risks, uncertainties and assumptions (“Future Factors”) that are difficult to predict, change over time, and many of which are beyond the control of Isabella and Grand River. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.
Future Factors include, among others:
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the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement among Isabella, Grand River and Merger Sub;

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the outcome of any legal proceedings that may be instituted against Isabella or Grand River;

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the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction);

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the ability of Isabella and Grand River to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction;

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the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Isabella common stock;

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the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two (2) organizations or as a result of the strength of the economy and competitive factors in the areas where Isabella and Grand River do business;

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certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions;

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the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

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diversion of management’s attention from ongoing business operations and opportunities;

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the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Grand River’s operations and those of Isabella;

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such integration may be more difficult, time consuming or costly than expected;

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revenues following the proposed transaction may be lower than expected;

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Isabella’s and Grand River’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing;

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the dilution caused by Isabella’s issuance of additional shares of its capital stock in connection with the proposed transaction;

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effects of the announcement, pendency or completion of the proposed transaction on the ability of Isabella and Grand River to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and

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risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of Isabella and Grand River.

These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which Isabella, Grand River or their respective subsidiaries do business, including interest rate and currency exchange rate fluctuations, changes and trends in the securities markets, and other Future Factors.
For any forward-looking statements made in this proxy statement/prospectus or in any documents included with or incorporated by reference into this proxy statement/prospectus, Isabella and Grand River claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the dates of the documents incorporated by reference in this proxy statement/prospectus and are not guarantees of future results, performance or outcomes. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Except as required by applicable law, neither Isabella nor Grand River undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.
For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that Isabella has filed with the SEC as described under “Where You Can Find More Information” beginning on page [•].
Isabella and Grand River expressly qualify in their entirety all forward-looking statements attributable to either of them or any person acting on their behalf by the cautionary statements contained or referred to in this proxy statement/prospectus.

RISK FACTORS
In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [•], Grand River shareholders should carefully consider the following risk factors in deciding whether to vote for the approval of the Grand River merger proposal.
Risks Relating to the Consummation of the Merger and Isabella Following the Merger
Because the market price of Isabella common stock may fluctuate, Grand River shareholders cannot be certain of the market value of the merger consideration they will receive.
Upon the terms and subject to the conditions of the merger agreement, at the effective time, each share of Grand River common stock issued and outstanding immediately prior to the effective time, other than certain shares held by Grand River or Isabella or dissenting shares, will be converted into the right to receive, at the election of the holder thereof, and subject to adjustment and proration, as applicable, (i) an amount of cash equal to the quotient of (A) $18,262,391 divided by (B) the product obtained by multiplying (x) the number of shares of Grand River common stock issued and outstanding as of the effective time by (y) 0.35 rounded to the nearest cent, or (ii) the number of shares of Isabella common stock, multiplied by the exchange ratio.
The exchange ratio is defined in the merger agreement as a number, as adjusted, of shares of Isabella common stock equal to the quotient of (A) 839,003 shares of Isabella common stock, divided by (B) the difference of (1) the aggregate number of shares of Grand River common stock issued and outstanding immediately prior to the effective time, other than certain shares held by Grand River or Isabella or dissenting shares, minus (2) the cash conversion number, rounded to the nearest ten thousandth. Based on the assumption that 9,136,529 shares of Grand River common stock are expected to be issued and outstanding as of the effective time, the per share cash consideration to be paid is estimated to be approximately $5.71 and the exchange ratio is estimated to be 0.1413.
The exchange ratio will not be adjusted for changes in the market price of Isabella common stock. Changes in the price of Isabella common stock between now and the time of the merger will affect the value that Grand River shareholders will receive in the merger.
Stock price changes may result from a variety of factors, including general market and economic conditions, such as inflation, trade policies and tariffs, volatility in the capital markets, volatility in real estate markets, interest and currency rate fluctuations, labor availability, supply chain disruptions, war, global pandemics and public health crises and the responses thereto, weather catastrophes and geopolitical instability, including shutdowns and threats of shutdowns of the U.S. federal government, political instability and political violence, changes in Isabella’s and Grand River’s businesses, operations and prospects, regulatory considerations and tax laws, many of which are beyond Isabella’s and Grand River’s control.
Therefore, at the time of the Grand River special meeting, Grand River shareholders will not know the market value of the merger consideration that Grand River shareholders will receive at the effective time. You should obtain current market quotations for shares of Isabella common stock (Nasdaq: ISBA).
Grand River shareholders may receive a form of consideration different from what they elect.
While each Grand River shareholder may elect to receive cash or Isabella common stock in the merger, 35% of Grand River common stock outstanding at the completion of the merger will be exchanged for cash consideration and 65% of Grand River common stock outstanding at the completion of the merger will be exchanged for shares of Isabella common stock. Therefore, if Grand River shareholders elect more cash than is available under the merger agreement, their elections will be prorated to permit 65% of Grand River common stock outstanding at the completion of the merger to be exchanged for shares of Isabella common stock. Similarly, if Grand River shareholders elect more stock consideration than is available under the merger agreement, their elections will be prorated to permit 35% of Grand River common stock outstanding at the completion of the merger to be exchanged for cash consideration. As a result, your ability to receive cash or stock consideration in accordance with your election may depend on the elections of other Grand River shareholders.

The market price of Isabella common stock after the merger may be affected by factors different from those currently affecting the shares of Isabella common stock or Grand River common stock.
In the merger, Grand River shareholders who receive stock consideration will become Isabella shareholders. Isabella’s business differs from that of Grand River and certain adjustments may be made to Isabella’s business as a result of the merger. Accordingly, the results of operations of the combined company and the market price of Isabella common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Isabella and Grand River. For a discussion of the businesses, and certain factors to consider in connection with those businesses, for Isabella see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page [•] and for Grand River see “Risk Factors — Risks Related to Grand River’s Business.”
Isabella and Grand River are expected to incur substantial costs related to the merger and integration.
Isabella and Grand River have incurred and expect to incur a number of non-recurring costs associated with the merger. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs and other related costs. Some of these costs are payable by either Isabella or Grand River regardless of whether the merger is completed. See “The Merger Agreement — Expenses and Fees” beginning on page [•].
Following the closing, Isabella is expected to incur substantial costs related to the integration of Isabella’s and Grand River’s businesses, including facilities and systems consolidation costs and employment-related costs. Isabella and Grand River may also incur additional costs to maintain employee morale and to retain key employees. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While Isabella and Grand River have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the combined company taking charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time. Anticipated future merger and integration-related pre-tax costs are currently estimated to be approximately $[•] million.
Combining Isabella and Grand River may be more difficult, costly or time-consuming than expected, and Isabella and Grand River may fail to realize the anticipated benefits of the merger.
This is a merger transaction combining two (2) financial institutions of relatively similar asset size. The success of the merger will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of Isabella and Grand River. To realize the anticipated benefits and cost savings from the merger, Isabella and Grand River must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized, without adversely affecting current revenues and future growth. If Isabella and Grand River are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected. In addition, the actual cost savings of the merger could be less than anticipated, and integration may result in additional and unforeseen expenses.
An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, levels of expenses and operating results of the combined company following the completion of the merger, which may adversely affect the value of the common stock of the combined company following the completion of the merger.
Isabella and Grand River have operated and, until the completion of the merger, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. Integration efforts between the two (2) companies may also divert management attention and resources. These integration matters could have an adverse effect on each of Isabella and Grand River during this transition period and for an undetermined period after completion of the merger on the combined company.
The future results of the combined company following the merger may suffer if the combined company does not effectively manage its expanded operations.
Following the merger, the size of the business of the combined company will increase beyond the current size of either Isabella’s or Grand River’s business. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental authorities as a result of the increased size of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, revenue enhancement or other benefits currently anticipated from the merger.
The combined company may be unable to retain Isabella and/or Grand River personnel successfully after the merger is completed.
The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by Isabella and Grand River. It is possible that these employees may decide not to remain with Isabella or Grand River, as applicable, while the merger is pending or with the combined company after the merger is consummated. If Isabella and Grand River are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, Isabella and Grand River could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the merger, if key employees terminate their employment, the combined company’s business activities may be adversely affected, and management’s attention may be diverted from successfully hiring suitable replacements, all of which may cause the combined company’s business to suffer. Isabella and Grand River also may not be able to locate or retain suitable replacements for any key employees who leave either company. See “The Merger — Governance of the Combined Company After the Merger” beginning on page [•].
Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.
Before the merger, second step merger and the bank merger may be completed, various approvals, consents and non-objections must be obtained from regulatory authorities. In determining whether to grant these approvals, such regulatory authorities consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger — Regulatory Approvals” beginning on page [•]. These approvals could be delayed or not obtained at all, including due to any or all of the following: an adverse development in either party’s regulatory standing or any other factors considered by regulators when granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment generally.
Even if the approvals are granted, they may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions or that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reduce the anticipated benefits of the merger. In addition, there can be no assurance that any such conditions, limitations, obligations or restrictions will not result in the delay or abandonment of the merger. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or governmental entity of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.
Despite the parties’ commitments to using their reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any governmental entity with respect to the merger agreement, Isabella is not required, under the terms of the merger agreement, to take any action, commit to take any action, or agree to any condition or restriction in connection with obtaining these approvals that would reasonably be expected to have a material and adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of the surviving entity and its subsidiaries, taken as a whole, after giving effect to the mergers and the bank merger.
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is preliminary and the actual consideration to be issued in the merger as well as the actual financial condition and results of operations of the combined company after the merger may differ materially.
The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the Grand River identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The merger consideration value allocation reflected in this document is preliminary, and the final allocation thereof will be based upon the value of the actual merger consideration and the fair value of the assets and liabilities of Grand River as of the date of the completion of the merger. The unaudited pro forma combined financial information reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and does not take into account any circumstances or events occurring after the date it was prepared, including the recent developments and events in the financial services industry and related market volatility. Accordingly, the actual value of the merger consideration may vary significantly from the value used in preparing the unaudited pro forma condensed combined financial information in this document. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document and no assurances can be given that if the prospective financial information had been prepared as of the date of this proxy statement/prospectus, similar assumptions would be used. For more information, see “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [•].
Certain of Grand River’s directors and executive officers may have interests in the merger that may differ from, or are in addition to, the interests of Grand River shareholders.
Grand River shareholders should be aware that some of Grand River’s directors and executive officers may have interests in the merger that are different from, or in addition to, those of Grand River shareholders. These interests may create potential conflicts of interest. The Grand River board of directors was aware of these respective interests and considered these interests, among other matters, when making their decisions to approve the merger agreement, and in recommending that the Grand River shareholders vote to approve the merger agreement. For a more complete description of these interests, please see “The Merger — Interests of Certain Grand River Directors and Executive Officers in the Merger” beginning on page [•].
The merger agreement may be terminated in accordance with its terms and the merger may not be completed.
The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include, but are not limited to: (i) approval by Grand River shareholders of the Grand River merger proposal; (ii) authorization for listing on Nasdaq of the shares of Isabella common stock to be issued in the merger, subject to official notice of issuance; (iii) the receipt of the requisite regulatory approvals, including the approval of the Federal Reserve Board and the DIFS; (iv) effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part; and (v) the absence of any order, injunction, decree or other legal restraint preventing the completion of the merger, the second step merger, the bank merger or any of the other transactions contemplated by the merger agreement or making the completion of the merger, the second step merger, the bank merger or any of the other transactions contemplated by the merger agreement illegal. Each party’s obligation to complete the merger is also subject to certain additional customary conditions, including (a) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party, (b) the performance in all material respects by the other party of its obligations under the merger agreement, and (c) the receipt by each party of an opinion from its counsel to the effect that the merger and the second step merger, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code.
These conditions to the closing may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after the requisite shareholder approvals, or Isabella or Grand River may elect to terminate the merger agreement in certain other circumstances.
Failure to complete the merger could negatively impact Isabella or Grand River.
If the merger is not completed for any reason, including as a result of Grand River shareholders failing to approve the Grand River merger proposal, there may be various adverse consequences and Isabella and/or Grand River may experience negative reactions from the financial markets and from their respective customers and employees. For example, Isabella’s or Grand River’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Isabella common stock could decline to the extent that current market prices reflect a market assumption that the merger will be beneficial and will be completed. Isabella and/or Grand River also could be subject to litigation related to any failure to complete the merger or to proceedings commenced against Isabella or Grand River to perform their respective obligations under the merger agreement. If the merger agreement is terminated under certain circumstances, Grand River may be required to pay a termination fee of $2.18 million to Isabella.
Additionally, each of Isabella and Grand River has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of preparing, filing, printing and mailing this proxy statement/prospectus, and all filing and other fees paid in connection with the merger. If the merger is not completed, Isabella and Grand River would have to pay these expenses without realizing the expected benefits of the merger.
Isabella and Grand River will be subject to business uncertainties and contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Isabella and Grand River. These uncertainties may impair Isabella’s or Grand River’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Isabella or Grand River to seek to change existing business relationships with Isabella or Grand River. In addition, subject to certain exceptions, Isabella and Grand River have each agreed to operate its business in the ordinary course in all material respects and to refrain from taking certain actions that may adversely affect its ability to consummate the transactions contemplated by the merger agreement on a timely basis without the consent of the other party. These restrictions may prevent Isabella and/or Grand River from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement — Covenants and Agreements” beginning on page [•] for a description of the restrictive covenants applicable to Isabella and Grand River.
The announcement of the proposed merger could disrupt Isabella’s and Grand River’s relationships with their customers, suppliers, business partners and others, as well as their operating results and businesses generally.
Whether or not the merger is ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the merger on Isabella’s and Grand River’s businesses include the following:

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their employees may experience uncertainty about their future roles, which might adversely affect Isabella’s and Grand River’s ability to retain and hire key personnel and other employees;

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customers, suppliers, business partners and other parties with which Isabella and Grand River maintain business relationships may experience uncertainty about their respective futures and seek alternative relationships with third parties, seek to alter their business relationships with Isabella and Grand River or fail to extend an existing relationship with Isabella and Grand River; and

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Isabella and Grand River have each expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed merger.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact each party’s results of operations and financial condition.
Interest rate volatility may adversely impact the fair value adjustments of investments and loans acquired in the merger.
Upon the closing of the merger, the surviving corporation will need to adjust the fair value of Grand River’s investment and loan portfolios. Volatility in the interest rate environment could have the effect of increasing the magnitude of the purchase accounting marks relating to such fair value adjustments, thereby increasing initial tangible book value dilution, extending the tangible book value earn-back period, and negatively impacting the combined company’s capital ratios, which may result in the combined company taking steps to strengthen its capital position.
The merger agreement limits Grand River’s abilities to pursue alternatives to the merger and may discourage other companies from trying to acquire Grand River.
The merger agreement contains “no shop” covenants that restrict Grand River’s ability to, directly or indirectly, among other things, initiate, solicit, knowingly encourage or knowingly facilitate, inquiries or proposals with respect to, or, subject to certain exceptions generally related to the exercise of fiduciary duties by Grand River’s respective board of directors, engage in any negotiations concerning, or provide any confidential or non-public information or data relating to, any alternative acquisition proposals. These provisions, which include a $2.18 million termination fee payable by Grand River to Isabella under certain circumstances, may discourage a potential third-party acquirer that might have an interest in acquiring all or a significant part of Grand River from considering or proposing that acquisition. For more information, see “The Merger Agreement — Agreement Not to Solicit Other Offers; Termination of the Merger Agreement; Effect of Termination; Termination Fee” and “The Merger Agreement — Meeting; Recommendation of Grand River’s Board of Directors” beginning on pages [•].
The shares of Isabella common stock to be received by Grand River shareholders as a result of the merger will have different rights from the shares of Grand River common stock.
In the merger, Grand River shareholders who receive stock consideration will become Isabella shareholders and their rights as shareholders will be governed by Michigan law and the governing documents of the combined company following the merger. The rights associated with Isabella common stock are different from the rights associated with Grand River common stock. See “Comparison of the Rights of Isabella shareholders and Grand River shareholders” beginning on page [•] for a discussion of the different rights associated with Isabella common stock.
Grand River shareholders will have reduced ownership and voting interest in the combined company after the consummation of the merger and will exercise less influence over management.
Grand River shareholders currently have the right to vote in the election of the board of directors and on other matters affecting Grand River. When the merger is completed, each Grand River shareholder who receives stock consideration will become a holder of common stock of the combined company, with a percentage ownership of the combined company that is smaller than the holder’s percentage ownership of Grand River individually prior to the consummation of the merger. Based on the number of shares of Isabella common stock and Grand River common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of Isabella common stock expected to be issued in the merger, the former Grand River shareholders, as a group, are estimated to own approximately 9.9% of the fully diluted shares of the combined company immediately after the merger and current Isabella shareholders as a group are estimated to own approximately 90.1% of the fully diluted shares of the combined company immediately after the merger. Because of this, Grand River shareholders may have less influence on the management and policies of the combined company than they now have on the management and policies of Grand River.
Certain Grand River shareholders have executed a voting agreement that requires each such shareholder to vote in favor of the Grand River merger proposal.
Each director and executive officer of Grand River, solely in such director’s or executive officer’s capacity as a shareholder of Grand River, have entered into a voting agreement with Isabella. Pursuant to the voting agreement, among other things, each such director and executive officer has agreed to vote his or her shares of voting Grand River common stock in favor of the Grand River merger proposal, and against any action or agreement that would prevent, materially impede or materially delay the consummation of the transactions contemplated by the merger agreement and against any alternative acquisition proposal. As of the record date for the Grand River special meeting, these directors and shareholders collectively and beneficially owned approximately [   ]% of the outstanding shares of voting Grand River common stock.
Grand River shareholders have dissenters’ rights in the merger.
Grand River shareholders are entitled to exercise dissenters’ rights with respect to the merger under Section 762 of the MBCA. Any shareholder who wishes to exercise dissenters’ rights must strictly comply with the procedures set forth in Sections 761 through 774 of the MBCA. A description of these procedures is included in the section entitled “The Merger — Appraisal or Dissenters’ Rights in the Merger.” Neither Isabella nor Grand River can predict the number of Grand River shareholders who will seek payment of fair cash value of their shares. The completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived, including the dissenting shares not representing more than ten percent (10%) of the outstanding shares of Grand River common stock. A copy of the sections of the MBCA pertaining to dissenters’ rights is included as Annex B to this proxy statement/prospectus. For more information, see “The Merger — Dissenters’ Rights in the Merger” beginning on page [•].
Shareholder litigation could prevent or delay the completion of the merger or otherwise negatively impact the business and operations of Isabella and Grand River.
Shareholders of Isabella and/or of Grand River may file lawsuits against Isabella, Grand River and/or the directors and officers of either company in connection with the merger. One of the conditions to the closing is that no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint preventing the consummation of the merger, the second step merger, the bank merger or any of the other transactions contemplated by the merger agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting Isabella or Grand River from completing the merger, the second step merger, the bank merger or any of the other transactions contemplated by the merger agreement, then such injunction may delay or prevent the effectiveness of the merger and could result in significant costs to Isabella and/or Grand River, including any cost associated with the indemnification of directors and officers of each company. Isabella and Grand River may incur costs in connection with the defense or settlement of any shareholder lawsuits filed in connection with the merger. Such litigation could have an adverse effect on the financial condition and results of operations of Isabella and Grand River and could prevent or delay the completion of the merger.
The opinion received by the Grand River board of directors from Brean prior to the signing of the merger agreement does not reflect any changes in circumstances that may have occurred since the date of such opinion.
The opinion of Brean regarding the fairness, from a financial point of view, of the merger consideration was rendered to the Grand River board of directors on, and was dated, June 11, 2026. Changes in the operations and prospects of Grand River, general market and economic conditions and other factors which may be beyond the control of Grand River may have altered the value of Grand River and/or the value of the merger consideration pursuant to the merger agreement. Brean’s opinion dated June 11, 2026 does not speak as of any date other than the date of such opinion.
The merger may distract Isabella’s and Grand River’s management from their other responsibilities.
The pending mergers could cause Isabella’s and Grand River’s management to focus its time and energies on matters related to the mergers that otherwise would be directed to the business and operations of Isabella and Grand River, respectively. Any such distraction on the part of management, if significant, could affect its ability to service existing business and develop new business and adversely affect the business and earnings of Isabella and Grand River.
The merger may fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
Each of Isabella and Grand River intends and expects the mergers to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the obligation of each of Isabella and Grand River to complete the mergers is conditioned upon the receipt, by each company, of a U.S. federal income tax opinion to that effect from Isabella’s and Grand River’s respective tax counsels. Each tax opinion represents the legal judgment of counsel rendering the opinion and is not binding on the Internal Revenue Service (“IRS”) or the courts.
If the mergers were to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences to holders of Grand River common stock would be materially different than as described in this proxy statement/prospectus. The mergers would be treated as a taxable transaction for U.S. federal income tax purposes. In that case, the mergers would be treated for U.S. federal income tax purposes as if Grand River had transferred all of its assets and liabilities to Isabella in exchange for the merger consideration in a taxable asset sale and then liquidated in a taxable liquidation. Because each holder of Grand River common stock is entitled to receive stock consideration, each such holder will be responsible for additional U.S. federal income taxes related to the stock consideration received in the mergers. Each such holder of Grand River common stock would recognize a gain or loss equal to the difference between the (i) the sum of the fair market value of Isabella common stock received by such holder in the mergers and (ii) such holder’s adjusted tax basis in the shares of Grand River common stock exchanged therefor. The consequences of the mergers to any particular shareholder will depend on that shareholder’s individual situation. We strongly urge you to consult your own tax advisor to determine the particular tax consequences of the mergers to you if the mergers fail to qualify as a reorganization.
Risks Relating to Isabella’s Business
You should read and consider risk factors specific to Isabella’s business that will also affect the combined company after the merger. These risks are described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Isabella’s Annual Report on Form 10-K for the year ended December 31, 2025 and in other documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page [•] of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

THE GRAND RIVER SPECIAL MEETING
This section contains information for Grand River shareholders about the special meeting that Grand River has called to allow Grand River shareholders to consider and vote on the Grand River merger proposal and the Grand River adjournment proposal. This proxy statement/prospectus is accompanied by a notice of the Grand River special meeting and a form of proxy card that the Grand River board of directors is soliciting for use by Grand River shareholders at the special meeting and at any adjournments or postponements of the special meeting.
Date, Time and Place of the Meeting
The Grand River special meeting will take place at [        ] [a.m./p.m.], local time, on [           ], 2026 via remote communication in the form of a Zoom video conference, and there will be no in person attendees. Shareholder access will be achieved by logging onto the Zoom virtual meeting platform.
Matters to Be Considered
At the Grand River special meeting, Grand River shareholders will be asked to consider and vote upon the following proposals:
•
the Grand River merger proposal; and

•
the Grand River adjournment proposal.

Recommendation of Grand River’s Board of Directors
The Grand River board of directors recommends that you vote “FOR” the Grand River merger proposal and “FOR” the Grand River adjournment proposal. See “The Merger — Grand River’s Reasons for the Merger; Recommendation of Grand River’s Board of Directors” beginning on page [•] for a more detailed discussion of the Grand River board of directors’ recommendation.
Record Date and Quorum
The Grand River board of directors has fixed the close of business on [           ], 2026 as the record date for the determination of Grand River shareholders entitled to notice of and to vote at the Grand River special meeting. As of the Grand River record date, there were [           ] shares of voting Grand River common stock outstanding.
Holders of shares having a majority of the voting power represented by all of the issued and outstanding shares entitled to vote at the meeting are present by means of remote communication or represented by proxy at the special meeting must be present to constitute a quorum at the Grand River special meeting. If you fail to submit a proxy prior to the special meeting or to vote at the Grand River special meeting, your shares of Grand River common stock will not be counted towards a quorum. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum, but not a broker non-vote or other failure to vote.
Under the Grand River bylaws, if a quorum is not present at the Grand River special meeting, the chairman of the special meeting or the holders of a majority of the shares of Grand River common stock entitled to vote who are present or by proxy at the Grand River special meeting may adjourn the Grand River special meeting.
At the Grand River special meeting, each share of voting Grand River common stock is entitled to one (1) vote on all matters properly submitted to Grand River shareholders.
As of the close of business on the record date, Grand River’s directors and executive officers and their affiliates were entitled to vote an aggregate of [           ] shares of voting Grand River common stock at the special meeting, which represents approximately [           ]% of the issued and outstanding shares of voting Grand River common stock entitled to vote at the special meeting.
Each director and executive officer of Grand River, solely in such director’s or executive officer’s capacity as a shareholder of Grand River, has entered into a voting agreement with Isabella requiring each of them to vote all shares of voting Grand River common stock owned by such director or executive officer in favor of the Grand River merger proposal. As of the record date, these directors and executive officers held [           ] shares of voting Grand River common stock, which represented approximately [       ]% of the outstanding shares of voting Grand River common stock.
Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one (1) proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Grand River special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Grand River special meeting. If your bank, broker, trustee or other nominee holds your shares of voting Grand River common stock in “street name,” such entity will vote your shares of voting Grand River common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this proxy statement/prospectus.
Vote Required; Treatment of Abstentions and Failure to Vote
Grand River merger proposal:
Vote required:   Approval of the Grand River merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of voting Grand River common stock entitled to vote on the proposal at the special meeting. Approval of the Grand River merger proposal is a condition to the completion of the merger.
Effect of abstentions and failure to vote:   If you do not attend the Grand River special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, or if you attend the Grand River special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” this will be considered votes cast “against” the Grand River merger proposal.
Grand River adjournment proposal:
Vote required:   If a quorum is present at the Grand River special meeting, approval of the Grand River adjournment proposal requires the affirmative vote of a majority of the votes cast by the Grand River shareholders at the Grand River special meeting. In the absence of a quorum at the Grand River special meeting, approval of the Grand River adjournment proposal requires the affirmative vote of a majority of the shares of voting Grand River common stock present at the Grand River special meeting and entitled to vote on the Grand River adjournment proposal.
Effect of abstentions and failure to vote:   If a quorum is present at the Grand River special meeting, you attend the Grand River special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on the outcome of such proposal. In the absence of a quorum at the Grand River special meeting, if you are present at the Grand River special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote “AGAINST” the proposal. Whether or not a quorum is present at the Grand River special meeting, if you are not present at the Grand River special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on the outcome of such proposal.
The holders of non-voting Grand River common stock are not entitled to vote their shares of non-voting Grand River common stock at the Grand River special meeting.
Voting at the Grand River Special Meeting
Voting Grand River common shares held directly in your name as the shareholder of record may be voted online at the Grand River special meeting. Even if you plan to attend the Grand River special meeting, we recommend that you vote your voting Grand River common shares in advance as described above so that your vote will be counted if you later decide not to attend the special meeting.
If your voting Grand River common shares are registered in “street name” in the name of a broker or other nominee and you wish to vote at the special meeting, you will need to obtain a legal proxy from your bank or brokerage firm. Please consult the voting form sent to you by your bank or broker to determine how to obtain a legal proxy in order to vote at the meeting. See “— Shares Held in Street Name” below for further information.
Proxies
A holder of voting Grand River common stock may vote by proxy or online at the Grand River special meeting. If you hold your shares of voting Grand River common stock in your name as a record holder, to submit a proxy, you, as a holder of voting Grand River common stock, may use one of the following methods:
•
through the internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or

•
by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

Grand River requests that Grand River shareholders vote over the internet or by completing and signing the accompanying proxy card and returning it to Grand River as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of voting Grand River common stock represented by it will be voted at the Grand River special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Grand River merger proposal and “FOR” the Grand River adjournment proposal.
If you are a beneficial owner, the holder should check the voting form used by your bank, broker, trustee or other nominee to determine whether the holder may vote by telephone or the internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card or vote via the internet whether or not you plan to attend the Grand River special meeting. Sending in your proxy card or voting via the internet will not prevent you from voting your shares at the meeting because you may revoke your proxy at any time before it is voted.
Shares Held in Street Name
If your shares are held in “street name” through a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee.
Further, banks, brokers, trustees or other nominees who hold shares of voting Grand River common stock on behalf of their customers may not give a proxy to Grand River to vote those shares with respect to any of the proposals without specific instructions from their customers, as banks, brokers, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the Grand River special meeting, including the Grand River merger proposal and the Grand River adjournment proposal.
Revocability of Proxies
If you directly hold shares of voting Grand River common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at the Grand River special meeting. You can do this by:
•
submitting a written statement that you would like to revoke your proxy to the corporate secretary of Grand River;

•
casting your vote by internet as provided on the proxy card;

•
signing and returning a proxy card with a later date prior to the Grand River special meeting; or

•
attending the Grand River special meeting, requesting the return of your proxy and voting at the Grand River special meeting.

If your shares are held in street name, you should follow your bank’s, broker’s, trustee’s or other nominee’s instructions regarding the revocation of proxies.
Attendance at the Grand River special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Grand River after the vote will not affect the vote. Written notices of revocation and other communications regarding the revocation of your proxy should be addressed to Grand River Commerce, Inc., Attn: Kevin VanSingel, Chief Financial Officer, 4471 Wilson S.W., Grandville, Michigan 49418. If the Grand River special meeting is postponed or adjourned, it will not affect the ability of Grand River shareholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one (1) copy of this proxy statement/prospectus is being delivered to Grand River shareholders residing at the same address, unless such Grand River shareholders have notified Grand River of their desire to receive multiple copies of the proxy statement/prospectus.
Grand River will promptly deliver, upon written request, a separate copy of the proxy statement/prospectus to any Grand River shareholder residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to Grand River Commerce, Inc., Attn: Kevin VanSingel, Chief Financial Officer, 4471 Wilson S.W., Grandville, Michigan 49418.
Solicitation of Proxies
Isabella and Grand River will share equally the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus. To assist in the solicitation of proxies, Grand River has retained Regan & Associates, Inc. and will pay them a fee of $[•] which includes expenses for these services. Grand River and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of Grand River common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Grand River. No additional compensation will be paid to Grand River’s directors, officers or employees for solicitation.
You should not send in any Grand River stock certificates with your proxy card (or, if you are a beneficial owner, your voting instruction card). Shareholders will receive an election form from the exchange agent with instructions for the surrender of stock certificates prior to the completion of the merger.
Other Matters to Come Before the Grand River Special Meeting
Grand River management knows of no other business to be presented at the Grand River special meeting, but if any other matters are properly presented to the meeting or any adjournments or postponements thereof, the persons named in the proxies will vote upon them in accordance with the Grand River board of directors’ recommendations.
Assistance
If you need assistance in completing your proxy card, have questions regarding Grand River’s special meeting or would like additional copies of this proxy statement/prospectus, please contact Grand River Commerce, Inc., Attn: Kevin VanSingel, 4471 Wilson S.W., Grandville, Michigan 49418, telephone (616) 259-1301, or Grand River’s proxy solicitor, Regan & Associates, Inc., at the following address: [•], or by calling toll-free at [•].

GRAND RIVER PROPOSALS
PROPOSAL 1: GRAND RIVER MERGER PROPOSAL
Pursuant to the merger agreement, Grand River is asking Grand River shareholders to approve the merger agreement. Grand River shareholders should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the transactions contemplated thereby. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A.
After careful consideration, the Grand River board of directors, by a unanimous vote of all directors, approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, advisable, and in the best interests of Grand River and Grand River shareholders. Accordingly, the Grand River board of directors unanimously recommends that Grand River Shareholders vote “FOR” the approval of the merger agreement. Shareholders should carefully consider the information contained in the proxy statement, including the discussion entitled “The Merger —  Grand River’s Reasons for the Merger; Recommendation of Grand River’s Board of Directors” beginning on page [  ] for a more detailed discussion of the Grand River board of directors’ recommendation.
The approval of the Grand River merger proposal by Grand River shareholders is a condition to the completion of the merger.
The Grand River board of directors unanimously recommends a vote “FOR” the Grand River merger proposal.
PROPOSAL 2: GRAND RIVER ADJOURNMENT PROPOSAL
The Grand River special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Grand River special meeting to approve the Grand River merger proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Grand River shareholders.
If, at the Grand River special meeting, the number of shares of voting Grand River common stock present or represented and voting in favor of the Grand River merger proposal is insufficient to approve the Grand River merger proposal, Grand River intends to move to adjourn the Grand River special meeting in order to enable the Grand River board of directors to solicit additional proxies for approval of the Grand River merger proposal. In that event, Grand River will ask Grand River shareholders to vote upon the Grand River adjournment proposal, but not the Grand River merger proposal.
In this proposal, Grand River is asking Grand River shareholders to authorize the holder of any proxy solicited by the Grand River board of directors on a discretionary basis (i) if there are not sufficient votes at the time of the Grand River special meeting to approve the Grand River merger proposal or (ii) if necessary or appropriate to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Grand River shareholders, to vote in favor of adjourning the Grand River special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Grand River shareholders who have previously voted. Pursuant to the Grand River bylaws, if less than a majority of the outstanding shares entitled to vote on a matter is represented at the special meeting, a majority of such shares so represented may adjourn the meeting from time to time without further notice.
The approval of the Grand River adjournment proposal by Grand River shareholders is not a condition to the completion of the merger.
The Grand River board of directors unanimously recommends a vote “FOR” the Grand River adjournment proposal.

INFORMATION ABOUT THE COMPANIES
Isabella Bank Corporation
Isabella Bank Corporation is a registered financial holding company registered under the BHC Act. Isabella was incorporated in September 1988 under Michigan law. Isabella’s wholly owned subsidiary, Isabella Bank, has 31 offices located throughout Bay, Clare, Gratiot, Isabella, Mecosta, Midland, Montcalm, and Saginaw counties. The area includes significant agricultural production, manufacturing, retail, gaming and tourism, and several colleges and universities.
Isabella Bank is a community bank with a focus on providing high quality, personalized service at a fair price. Isabella Bank offers a broad array of banking and wealth management services to businesses, institutions, individuals, and their families. Isabella Bank competes with other commercial banks, savings and loan associations, mortgage brokers, finance companies, credit unions, retail brokerage firms, and other companies providing financial services.
Isabella Bank’s lending activities include loans for commercial and agricultural operations and real estate purposes, residential real estate loans, and consumer loans. Isabella Bank limits lending activities primarily to local markets and purchased loans from the secondary market are minimal. It does not make loans to fund leveraged buyouts, it does not have any foreign corporate or government loans, and it has limited holdings of corporate debt securities. Isabella Bank’s general lending philosophy is to limit concentrations to individuals and business segments.
Isabella Bank’s deposit services offered include checking accounts, savings accounts, certificates of deposit, direct deposits, cash management services, mobile and internet banking, and ATMs. It also offers full-service investment management, trust, and estate services.
As of March 31, 2026, Isabella had total consolidated assets of approximately $2.3 billion, total net loans of approximately $1.5 billion, total deposits of approximately $1.9 billion and total consolidated shareholders’ equity of approximately $234.0 million.
Isabella’s principal executive offices are located at 401 N. Main Street, Mt. Pleasant, Michigan 48858, its phone number is (989) 772-9471 and its website is www.isabellabank.com. Additional information about Isabella and its subsidiaries is included in the documents incorporated by reference in this proxy statement/prospectus.
Merger Sub
Merger Sub, a direct, wholly owned subsidiary of Isabella, is a Michigan corporation that was incorporated for the sole purpose of effecting the merger. In the merger, Merger Sub will merge with and into Grand River, with Grand River surviving as a direct, wholly owned subsidiary of Isabella and the separate corporate existence of Merger Sub will cease.
Merger Sub’s principal administrative office is located at c/o 401 N. Main Street, Mt. Pleasant, Michigan 48858 and its phone number is (989) 772-9471.
Grand River Commerce, Inc.
Description of Business
Grand River Commerce, Inc. is the parent bank holding company of Grand River Bank, a state-chartered community bank headquartered in Grandville, Michigan. Founded in 2009, Grand River Bank provides a full range of personalized commercial and consumer banking services, including lending, deposit, and treasury management solutions. Grand River Bank serves the West Michigan market including Grand Rapids and the surrounding communities in Kent and Ottawa counties, through two full-service branches and dedicated courier service for commercial customers, delivering responsive, relationship-based service.

As of March 31, 2026, Grand River had total consolidated assets of approximately $511.7 million, total loans of approximately $433.0 million, total deposits of approximately $438.9 million and total consolidated shareholders’ equity of approximately $36.7 million.
Grand River’s principal executive offices are located at 4471 Wilson Ave. SW, Grandville, Michigan 49418, its phone number is (616) 929-1600 and its website is www.grandriverbank.com.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Grand River’s Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached as Annex D to this proxy statement/prospectus.
Beneficial Ownership of Common Stock by Principal Shareholders and Management
The information contained herein has been obtained from Grand River’s records and from information furnished directly to Grand River by each individual or entity. Applicable percentage ownership in each of the tables is based on 7,367,958 shares of Grand River common stock outstanding as of [•], 2026, the record date for the Grand River special meeting. Except as otherwise indicated in the footnotes to the table, the beneficial owners listed have sole voting and investment power as to all of the shares beneficially owned by them (or, where applicable, shared power with such individual’s spouse). As used herein, “voting power” is the power to vote or direct the voting of shares, and “investment power” is the power to dispose or direct the disposition of shares. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act; however, the inclusion of shares in the table below will not be deemed an admission of beneficial ownership of all the reported shares for any purpose. Except as otherwise indicated, the address for each shareholder listed in the table below is c/o Grand River Commerce, Inc., 4471 Wilson Ave. SW, Grandville, MI 49418.
Directors, Executive Officers and Principal Shareholders
The following tables set forth, as of [•], 2026, the record date for the Grand River special meeting, holdings of Grand River common stock by (i) each director of Grand River; (ii) each executive officer of Grand River; and (iii) all directors and executive officers of Grand River as a group.
Name of Beneficial Owner	Shares of Voting Grand River Common Stock Beneficially Owned(1)	Stock Option(1)	Total Beneficial Ownership(1)	Percent of Beneficial Ownership(1)
Directors and Executive Officers
Robert P. Bilotti	104,557	15,000	174,397	2.34%
Jeffrey A. Elders	88,419	—	115,839	1.57%
Dr. Todd Hartgerink	132,016	—	145,726	1.97%
Thomas P. Jeakle	14,500	—	14,500	*
J. William Knott	—	—	41,130	*
Hope Willard Lundt	175,000	—	929,045	9.90%(2)
Jerry A. Sytsma	30,895	—	30,895	*
D. Drew Ysseldyke	5,000	—	5,000	*
Mark A. Martis	9,992	10,000	10,000	*
Kevin J. VanSingel	1,430	—	1,430	*
Elizabeth Bracken	3,980	—	4,007	*
Stephen Grey	5,079	—	5,079	*
All Directors and Executive Officers as a group (12 in number)	570,895	25,000	1,487,040	17.95%

*
Denotes less than 1.0%.

(1)
In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner for purposes of this table of any shares of Grand River common stock if he or she has or shares voting or investment power with respect to such shares, or has a right to acquire beneficial ownership at any time within 60 days from [•], 2026, the record date for the Grand River special meeting. For purposes of calculating each person’s percentage ownership, shares issuable pursuant to stock options exercisable within 60 days from [•], 2026 are included as outstanding and beneficially owned for that person, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(2)
Shares beneficially owned total 11.44% of the Grand River common stock. The 9.9% figure shown above reflects the voting Grand River common stock.

THE MERGER
This section of the proxy statement/prospectus describes material aspects of the merger. This summary may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the merger. In addition, Isabella incorporates important business and financial information into this document by reference. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page [•].
Terms of the Merger
Each of Isabella’s and Grand River’s respective board of directors has approved the merger agreement. The merger agreement provides that, pursuant to the terms and subject to the conditions set forth in the merger agreement, (i) Merger Sub will merge with and into Grand River, with Grand River as the surviving entity, (ii) immediately thereafter, Grand River, as the surviving entity of the merger, will merge with and into Isabella, with Isabella as the surviving entity, and (iii) immediately thereafter, Grand River Bank will merge with and into Isabella Bank, with Isabella Bank as the surviving bank.
Upon the terms and subject to the conditions of the merger agreement, at the effective time, each share of Grand River common stock issued and outstanding immediately prior to the effective time, other than certain shares held by Grand River or Isabella or dissenting shares, will be converted into the right to receive, at the election of the holder thereof, and subject to adjustment and proration, as applicable, (i) an amount of cash equal to the quotient of (A) $18,262,391 divided by (B) the product obtained by multiplying (x) the number of shares of Grand River common stock issued and outstanding as of the effective time by (y) 0.35 rounded to the nearest cent, or (ii) the number of shares of Isabella common stock, multiplied by the exchange ratio (as defined below).
The exchange ratio is defined in the merger agreement as a number, as adjusted, of shares of Isabella common stock equal to the quotient of (A) 839,003 shares of Isabella common stock, divided by (B) the difference of (1) the aggregate number of shares of Grand River common stock issued and outstanding immediately prior to the effective time, other than certain shares held by Grand River or Isabella or dissenting shares, minus (2) the cash conversion number, rounded to the nearest ten thousandth. Based on the assumption of 9,136,529 number of shares of Grand River common stock issued and outstanding as of the effective time, the per share cash consideration to be paid is estimated to be approximately $5.71 and the exchange ratio is estimated to be 0.1413.
Additionally, the aggregate cash consideration is subject to reduction as follows: if, as of the third business day prior to the closing date, Grand River’s total shareholders’ equity calculated on a consolidated basis and in accordance with GAAP and adjusted to exclude: (i) certain Grand River expenses, (ii) any accounting charges, solely to the extent taken at the written request of Isabella subsequent to the date of the Agreement and (iii) Grand River’s accumulated other comprehensive income, on a consolidated basis with Grand River Bank, is less than $45.7 million, then the aggregate cash consideration will be reduced on a dollar for dollar basis, by an amount equal to the difference between $45.7 million and the actual adjusted shareholders’ equity as of such date.
Each Grand River shareholder’s election is subject to proration provisions described in this proxy statement/prospectus that may modify the shareholder’s election to ensure that 35% of the outstanding shares of Grand River common stock (other than certain shares held by Grand River or Isabella or dissenting shares) are exchanged for cash and 65% of the outstanding shares of Grand River common stock are exchanged for shares of Isabella common stock. The value of the stock consideration will depend on the market price of Isabella common stock on the effective date of the merger. Grand River shareholders will also receive cash in lieu of any fractional shares they would have otherwise received in the merger
Grand River shareholders are being asked to approve the Grand River merger proposal. See the section entitled “The Merger Agreement” beginning on page [•] for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger
As part of its ongoing consideration and evaluation of its long-term prospects and strategies, Grand River’s board of directors and senior management have regularly reviewed and assessed Grand River’s business strategies and objectives, including strategic opportunities and challenges, and considered various strategic options potentially available, with the goal of enhancing value and providing liquidity for Grand River’s shareholders, and with consideration of the effects of such options on Grand River’s employees, customers and the communities in which its wholly owned banking subsidiary, Grand River Bank, operates. These strategic discussions have focused on, among other things, the business, competitive and regulatory environment facing financial institutions generally, and Grand River in particular, as well as conditions and ongoing consolidation in the financial services industry.
Robert P. Bilotti, Chairman, President and Chief Executive Officer of Grand River, has also from time to time engaged in discussions with executives of other institutions in the financial services industry, including with respect to potential strategic transactions to enhance shareholder value, liquidity and return on investment. Mr. Bilotti, as well as other members of Grand River’s management, also occasionally meet with investment banking firms with experience in the financial services industry to discuss market conditions, industry trends, the performance of Grand River and potential strategic opportunities. Grand River has periodically received inquiries from potential acquirors and other merger partners in the industry. Grand River’s board of directors has been regularly updated regarding these contacts.
Similarly, Isabella’s board of directors and senior management have from time to time engaged in reviews and discussions of long-term strategies and objectives and have considered ways to enhance Isabella’s performance and prospects in light of competitive, regulatory and other relevant developments, all with the goal of increasing long-term value for its shareholders. For Isabella, these reviews have included periodic discussions with respect to potential transactions that would further its strategic objectives and the potential benefits and risks of any such transactions. In addition, as part of its review, Isabella has also evaluated the feasibility and value of expanding to new geographic markets, including geographic markets with a robust lending and deposit market and the potential for expansion of its wealth management offerings. In particular, Isabella identified the greater Grand Rapids market, among others, as a desirable geographic location into which it could successfully expand.
In recent years, representatives from Janney Montgomery Scott LLC (“Janney”) periodically met with management of Grand River to discuss, among other things, M&A trends and the market for bank mergers specifically within Michigan. In May 2025, representatives from Janney met with the board of directors of Grand River to discuss market conditions and the M&A outlook. On October 3, 2025, Grand River signed an engagement agreement with Janney for Janney to act as the exclusive financial advisor to Grand River and to provide advisory services to Grand River in connection with a potential transaction. After entering into an agreement to serve as Grand River’s financial advisor, members of Janney met with management of Grand River to discuss prospective merger partners, of which Isabella was one.
Through the end of 2025, Grand River continued to operate its business in the normal course, which included responding to a few inbound inquiries from investor groups and other banking institutions. Management of Grand River also continued to have conversations with Janney as to the viability of non-merger-related options for shareholder liquidity.
In October 2025, Grand River was approached by an investor group seeking to acquire a controlling interest of Grand River common stock. An initial draft of a non-binding letter of intent from the investor group was received on December 19, 2025. The investor group proposed the acquisition of a majority stake of Grand River for $5.05 per share in cash. At that time, the voting Grand River common stock was trading at $4.00 per share. On December 28, 2025, at the invitation of the Grand River board of directors, representatives of Janney attended a special board meeting at which they discussed the draft non-binding letter of intent received from the investor group and engaged in a discussion of shareholder liquidity options that included the proposal from the investor group as well as other alternatives involving a merger transaction. These discussions included Janney’s analysis of the potential relative value propositions for Grand River shareholders under each scenario, both as a stand-alone entity and as part of a merger with another bank. At the conclusion of this meeting, the Grand River board authorized Janney to continue to negotiate the terms of the non-binding letter of intent with the investor group. The Grand River board further authorized management and Janney to begin a process to explore strategic alternatives, including a possible merger with an upstream merger partner.
In the weeks that followed and with the permission of the Grand River board, Janney contacted five banks, including Isabella, on Grand River’s behalf. Two of the parties passed on a name-only basis. Three of the banks, including Isabella, expressed interest and signed confidentiality agreements in December 2025 and January 2026. The confidentiality agreements contained a customary two-year standstill provision. All three institutions were then invited into a data room which contained a limited amount of public and non-public information about Grand River.
Following its review of the data room information, one of the three parties declined to continue in the process as the result of the early stage of Grand River’s financial turnaround as well as the nature of Grand River’s balance sheet, including its relatively high loan-to-deposit ratio. One of the parties that signed a confidentiality agreement indicated that it did not think that it was then in a position to make an offer that would be compelling to Grand River and its shareholders.
On January 16, 2026, Isabella submitted an initial non-binding letter of intent pursuant to which it proposed a stock and cash merger transaction (77.8% stock and 22.2% cash), with a proposed per share merger price of approximately $5.85 based on Isabella’s then current stock price.
On January 27, 2026, the Grand River board of directors held a special meeting, with management and representatives of Janney in attendance, and discussed financial and other terms of the investor group proposal as well as a possible merger transaction with Isabella. The Grand River board of directors received a revised non-binding letter of intent from the investor group, which contemplated a tender offer for 51% – 65% of Grand River’s shares of common stock at a price of $5.50 per share in cash. The Grand River board of directors also discussed its estimate that the non-tendered shares of Grand River common stock would have additional appreciation potential with the investor group going forward and voted in favor of moving forward with the investor group.
In late January 2026, Janney’s financial services investment banking business was sold to Brean. Grand River consented to Janney’s assignment of the Janney engagement agreement to Brean, and the same team of investment bankers continued to work with Grand River.
Following a thorough discussion, a non-binding letter of intent was signed by Grand River and representatives of the investor group on February 6, 2026. However, the non-binding letter of intent between Grand River and the investor group was terminated on March 18, 2026. For the avoidance of doubt, the parties agreed that such termination was not due to the results of the investor group’s due diligence of Grand River. Furthermore, the exclusivity provisions contained in the non-binding letter of intent with the investor group were also terminated and Grand River was released from its obligations of exclusivity at that time.
Following the termination of the non-binding letter of intent with the investor group, on March 18, 2026, the Grand River board of directors met with representatives of Brean and representatives from Grand River’s outside legal counsel, Hunton Andrews Kurth LLP (“Hunton”), to discuss re-opening the process of pursuing a strategic transaction. During this meeting, Brean representatives reviewed in detail the non-binding letter of intent previously delivered by Isabella as well as the status of the discussions with the other parties that executed confidentiality agreements. In addition, Brean representatives provided the Grand River board with a summary of its view of a current valuation of Grand River as a standalone entity, as well as information on the value of other comparable banking organizations, and reviewed pricing information for recent strategic transactions involving banking organizations that are similar to Grand River. The Grand River board then engaged in further discussions regarding Grand River’s value on a standalone basis as well as recent bank M&A transactions and the outlook for bank M&A going forward. Brean representatives then noted that Grand River could consider a number of possible next steps, including engaging in further discussions with Isabella who had previously submitted an initial non-binding letter of intent to see if Isabella could improve its offer, or deciding to remain as a standalone entity. Hunton also reviewed with the Grand River board of directors its fiduciary duties in connection with considering strategic alternatives. After discussing these alternatives in depth, the Grand River board of directors determined that it was in the best interest of Grand River and its shareholders to resume discussions with

Isabella, and determine if Isabella could refine and improve its letter of intent. In addition, the Grand River board also determined to continue to consider other strategic alternatives, including remaining independent.
On March 18, 2026, at the direction of the Grand River board of directors, Brean representatives contacted representatives of Piper Sandler & Co. (“Piper Sandler”) and discussed the opportunity for Isabella to pursue a negotiated deal with Grand River, provided Isabella could maintain a similar valuation with a significantly larger cash component and a cash or stock election structure. On March 31, 2026, Grand River entered into an exclusivity period with Isabella until April 24, 2026.
On April 22, 2026, members of Isabella’s senior management team made a presentation to the Grand River board of directors to discuss Isabella’s strategy, business trends, financial outlook and dividend policy. During this presentation, Isabella’s management team also outlined plans for the Grand Rapids market if it were to be successful in reaching an agreement with Grand River.
On April 24, 2026, following due diligence, Isabella submitted a non-binding letter of intent with a proposed transaction value of $5.55 per share for Grand River common stock, based on Isabella’s stock price of $44.43 per share on April 23, 2026. However, following a 6.3% decline in Isabella’s stock price to $41.63 per share on April 24, 2026, the proposed transaction value equated to $5.33 per share to be paid 35% in cash and 65% in Isabella stock. On a per share basis, the non-binding letter of intent indicated that Grand River shareholders would receive $2.00 per share in cash and 0.08 shares of Isabella’s common stock for each Grand River share of common stock. The non-binding letter of intent also contained a minimum 60-day exclusivity period. On May 4, 2026, following discussion with the Grand River board of directors, Brean representatives communicated with Piper Sandler representatives that Isabella should increase its cash consideration, provide for a cash or stock election, and increase the indicated per share valuation in order to have Grand River sign the non-binding letter of intent and move forward into definitive agreement negotiations.
As a result, following additional negotiation of the financial terms as well as certain non-financial terms, on May 5, 2026, Isabella delivered to Grand River a revised non-binding letter of intent that included an offer comprised of an election to receive either $5.72 in cash or 0.1415 shares of Isabella’s common stock, subject to proration based on an overall 65% stock and 35% cash mix. Based on Isabella’s May 5 closing stock price, the proposed blended per share merger consideration was approximately $5.85.
On May 6, 2026, the Grand River board of directors met with representatives from Brean and Hunton at a special meeting to discuss the revised terms of the non-binding letter of intent received from Isabella. The Grand River board determined that a merger with Isabella could be very attractive for Grand River’s shareholders if they could reach agreement on the material terms of a transaction. After further reviewing and discussing Isabella’s revised non-binding letter of intent, the Grand River board of directors determined that it was appropriate to continue negotiations with Isabella and authorized Grand River management to execute the non-binding letter of intent with Isabella. Grand River executed the updated non-binding letter of intent on May 6, 2026.
Following execution of the non-binding letter of intent, and continuing throughout May and early June 2026, Isabella engaged in continued in-depth due diligence review of Grand River, including an extensive third-party review of Grand River’s loan portfolio. In addition, Grand River began its reverse due diligence review of Isabella at this time.
In late May 2026, Isabella’s counsel, Luse Gorman, PC (“Luse Gorman”), provided to Grand River’s counsel, Hunton, initial drafts of the definitive merger agreement and ancillary documents, including the bank merger agreement and a form of voting agreement.
Over the course of the following weeks, the parties and their respective financial and legal advisors negotiated the principal terms of the merger agreement. In particular the parties worked through due diligence issues requiring resolution prior to execution of the definitive agreement, discussed employment and related benefit plan matters, and negotiated the terms of representations and warranties for both sides, covenants for both sides and termination rights and fees. The merger agreement included fixing the aggregate merger consideration equal to $18,262,391 in cash and 839,003 shares of Isabella common stock(subject to adjustment as described in this proxy statement/prospectus). In addition, each party prepared drafts of disclosure schedules listing certain supplemental information and exceptions to the representations and warranties contained in the merger agreement. While negotiating the definitive merger agreement, the parties and their representatives continued to conduct ongoing, reciprocal comprehensive due diligence regarding the business and operations of the other party.
In early June 2026, the parties continued to work through open due diligence issues and negotiated the remaining open terms of the merger agreement and ancillary agreements, such as the voting agreement to be entered into by the directors and certain executive officers of Grand River, the bank merger agreement for the merger of Grand River Bank with and into Isabella Bank, and certain employment-related agreements and amendments for Grand River’s executive management team. The parties and their respective advisors continued to review and exchange updated drafts of the definitive agreement, ancillary agreements and draft disclosure schedules.
On June 9, 2026, Isabella held a special meeting of its board of directors at which the proposed merger with Grand River was discussed, and at which representatives of Piper Sandler and Luse Gorman were present. Management and representatives of Piper Sandler summarized the financial terms of and related modeling for the transaction. Representatives of Luse Gorman then reviewed in detail with the Isabella board the terms of the merger agreement and related documents such as the voting agreement for Grand River directors and executive officers and employee-related matters. Representatives of Luse Gorman also discussed the fiduciary duties of the Isabella board of directors applicable to the transaction. Management of Isabella then summarized the legal due diligence efforts undertaken over the prior few weeks.
On June 10, 2026, Grand River’s board of directors met to review (i) a fiduciary duty outline prepared by Hunton regarding the Grand River board’s fiduciary duties in considering and voting on the proposed strategic transaction, (ii) a substantially final, negotiated version of the merger agreement and related ancillary agreements, and (iii) a summary of the material terms of the merger agreement and related ancillary agreements prepared by Hunton. Hunton discussed the fiduciary obligations of Grand River directors in considering a sale or merger of the company and answered director questions on the topic. Hunton also provided a comprehensive review of the proposed merger agreement. Various provisions of the merger agreement were discussed and director questions regarding the merger agreement were asked and answered. Brean representatives reviewed the financial aspects of the proposed merger, including financial analyses performed by Brean regarding the merger consideration.
On June 11, 2026, Isabella held a special meeting of its board of directors at which the proposed merger with Grand River was presented for approval, and at which representatives of Piper Sandler and Luse Gorman were present. Luse Gorman reviewed with the Isabella board the final version of the merger agreement and provided an update of any revisions since the last board meeting. Management and representatives of Piper Sandler summarized the financial terms of and related modeling for the transaction. Piper Sandler then reviewed the financial aspects of the transaction and rendered a fairness opinion to the Isabella board of directors. Following discussion, the Isabella board of directors unanimously approved the merger agreement and the transactions contemplated thereby and authorized Isabella’s management to execute and deliver the merger agreement and applicable ancillary documents.
On June 11, 2026, Grand River’s board of directors met again to review (i) the final, execution version of the merger agreement and related ancillary agreements, (ii) the resolution of the final open items in the transaction documents, (iii) a financial presentation from Brean and (iv) a draft board resolution relating to the proposed transaction. Brean rendered to the Grand River board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Brean as set forth in its opinion, such merger consideration was fair, from a financial point of view, to the holders of Grand River common stock.
The Grand River board of directors then engaged in a detailed and extensive discussion of the merger agreement and Brean’s financial analyses. The Grand River board of directors considered the valuation of Grand River as a stand-alone entity and discussed the attributes of Isabella’s common stock, including its recent market performance, its dividend payout ratio, its trading volume and its relative valuation compared to its peers. The Grand River board of directors also discussed Isabella’s business culture and philosophy. Following extensive discussion and questions and answers, including consideration of the factors described under “Recommendation of the Grand River Board of Directors and Reasons for the Merger,” beginning on page [   ] of this proxy statement/prospectus, Grand River’s board of directors unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, were in the best interests of Grand River and its shareholders and authorized Grand River’s management to execute and deliver the merger agreement and applicable ancillary documents. Following the Grand River board of directors meeting, representatives of Grand River informed Isabella that the Grand River board of directors had approved the merger agreement and the proposed transaction.
Following the June 11, 2026 meetings of the boards of directors of Grand River and Isabella, the parties’ representatives finalized the merger agreement, ancillary agreements and disclosure schedules and the parties executed the merger agreement. On the morning of June 12, 2026, Grand River and Isabella issued a joint press release announcing the transaction.
Grand River’s Reasons for the Merger; Recommendation of Grand River’s Board of Directors
After careful consideration, at a meeting held on June 11, 2026, the Grand River board determined that the merger agreement and the transactions contemplated thereby (including the merger agreement and the bank merger agreement) are both fair and in the best interests of Grand River and its shareholders. Accordingly, the Grand River board approved and adopted the merger agreement and unanimously recommends that Grand River’s shareholders vote “FOR” the Grand River merger proposal.
In reaching its decision to approve and adopt the merger agreement and recommend that Grand River’s shareholders vote “FOR” the Grand River merger proposal. the Grand River board consulted with Grand River’s senior management, as well as Grand River’s financial and legal advisors, and considered a number of factors in reaching its decision, including, without limitation, the following:
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the Grand River board’s analysis of other strategic alternatives for Grand River, including continuing to operate as a standalone company and the potential to acquire, be acquired or combine with other third parties, and the risks and uncertainties associated with each alternative, as well as the Grand River board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for Grand River to create greater value for Grand River’s shareholders, taking into account the timing and the likelihood of accomplishing such alternatives and the risks of execution, as well as business, competitive, industry and market risks;

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the financial information and analyses presented by Grand River’s financial advisor to the Grand River board, and the opinion of Grand River’s financial advisor, dated June 11, 2026, that, as of such date and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the merger consideration (as defined in the merger agreement) is fair, from a financial point of view, to holders of Grand River’s common stock;

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the fact that part of the merger consideration is to be paid in the form of Isabella common stock, which will provide Grand River’s shareholders who receive Isabella common stock the opportunity to participate in any future earnings or growth of the combined company and future appreciation in the value of the combined company’s common stock following the transaction;

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the combined company will offer greater access to liquidity for the combined shareholders as Isabella common stock is traded on the Nasdaq Capital Market;

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Isabella’s historical cash dividend payments;

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the availability of statutory dissenters’ rights to Grand River shareholders who otherwise comply with all required procedures under the MBCA, which allows such shareholders to seek appraisal of the fair value of their shares in accordance with the MBCA;

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Grand River’s closing condition in the merger agreement that its legal advisor shall have rendered its opinion that the mergers shall qualify as a “reorganization” within Section 368(a) of the Internal Revenue Code of 1986, as amended, and the Grand River board’s expectation that Grand River’s shareholders will not recognize any gain or loss for U.S. federal income with respect to their receipt of Isabella common stock in the mergers;

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the results of Grand River’s due diligence investigation of Isabella, including the Grand River board’s opinion of the reputation, competence, business practices, integrity and experience of Isabella and its management;

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the belief that the two companies’ corporate cultures and business philosophies are complementary and compatible, including with respect to corporate purpose, strategic focus, commitment to corporate governance and ethical business practices, broader target markets, client service, credit, risk profiles, community commitment, and its belief that the complementary cultures will facilitate the successful integration of the two companies and implementation of the mergers;

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the view that management of Isabella has many years of integration experience through various acquisitions, which can be leveraged in successfully completing the integration process;

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that the mergers will result in a combined company with greater financial resources and a higher lending limit than Grand River would have if it were to continue its operations as an independent entity;

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the anticipated cost savings from expected increases in operating efficiency, reduced payments to vendors and third parties and elimination of duplicate executive management positions, while increasing responsiveness to compliance and regulatory requirements;

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the minimal geographic overlap between Grand River and Isabella, which will expand and diversify the markets in which the combined company operates and is expected to result in a high rate of retention of Grand River’s employees after the announcement of the mergers, which retention is expected to benefit the combined company;

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Isabella’s commitment to enhancing its strategic position in its markets;

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Grand River’s size makes it susceptible to another economic downturn and management’s view that Isabella’s greater resources provide the combined company greater resiliency;

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that Isabella’s trust and wealth management services will offer Grand River’s customers more expansive products and services while providing more scale to Grand River’s operations and profitability;

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Grand River’s management’s view that the mergers will allow for greater opportunities for Grand River’s clients, customers and other constituencies within the communities in which Grand River operates, and that the potential synergies, reduced loan and deposit concentration levels allowing greater growth in most classes of commercial lending and diversification resulting from the mergers will enhance product offerings and customer service beyond the level believed to be reasonably achievable by Grand River on an independent basis;

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the recommendation of Grand River’s management in favor of the mergers, considered in light of the benefits to be received by them in connection with the mergers;

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Isabella’s intention to consider retaining all customer-facing employees of the bank;

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that upon consummation of the mergers, Grand River’s President and Chief Executive Officer will join the combined company as the Market President;

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that the terms and conditions of the merger agreement, including, but not limited to, the representations, warranties and covenants of the parties, the conditions to closing and the form and structure of the merger consideration, are reasonable;

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the likelihood that the mergers will be completed based on, among other things, (i) each party’s obligation to use its reasonable efforts to obtain regulatory approvals as promptly as practicable and (ii) the limited closing conditions contained in the merger agreement, which enhances deal certainty;

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that the merger agreement provides Grand River with the ability to seek specific performance by Isabella of its obligations under the merger agreement, including to consummate the mergers;

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subject to certain limits and adjustments in the merger agreement, 65% of the merger consideration is a fixed exchange ratio of shares of the Grand River common stock to Isabella common stock and as a result, Grand River’s shareholders could benefit from an increase in the trading price of Isabella’s common stock during the pendency of the merger;

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that the employees of Grand River and Grand River Bank whose employment is eliminated as a result of the bank merger, subject to certain exceptions, will receive severance from Isabella;

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that continuing employees may be eligible to participate in Isabella’s employee benefit plans and 401(k) plan, subject to certain minimum eligibility requirements, following the consummation of the mergers; and

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the ability of Grand River’s board to withdraw its recommendation that Grand River’s shareholders vote to approve the merger agreement for a superior proposal, subject to the terms and conditions set forth in the merger agreement (including the payment of a termination fee).

In considering these, and other reasons, the Grand River board also identified and considered a variety of uncertainties and risks concerning the mergers, including, but not limited to, the following:
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the possibility that the mergers may not be completed, or that its completion may be unduly delayed, for reasons beyond the control of Grand River or Isabella;

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the regulatory approvals required to complete the mergers, the potential length of the regulatory approval process and the risks that the regulators could impose materially burdensome conditions that would allow either party to terminate the merger agreement or refuse to consummate the mergers;

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the approval required by the Grand River shareholders to complete the mergers;

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the time, attention and effort required from Grand River’s management and employees, and for Grand River employee attrition, during the period prior to the completion of the mergers and the potential effect on Grand River’s and Isabella’s respective business and relationships with customers, service providers and other stakeholders, whether or not the mergers are completed;

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the requirement that Grand River conduct its business in the ordinary course and the other restrictions on the conduct of Grand River’s business prior to completion of the mergers, which may delay or prevent Grand River from undertaking business opportunities that may arise pending completion of the mergers;

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certain tax effects for any cash payments paid to Grand River directors, officers, employees, or shareholders as a result of the mergers;

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the potential that certain provisions of the merger agreement prohibiting Grand River from soliciting, and limiting its ability to respond to, proposals for alternative transactions, and requiring the payment of a termination fee could have the effect of discouraging an alternative proposal;

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the transaction costs and expenses that will be incurred in connection with the mergers, including the costs of integrating the businesses of Grand River and Isabella;

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the possible effects of the pendency or consummation of the transactions contemplated by the merger agreement, including any suit, action or proceeding initiated in respect of the mergers;

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the risk that benefits and synergies currently expected to result from the mergers may not be realized or may not be realized within the expected time period, and the risks associated with the integration of Grand River and Isabella;

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the minimal geographic overlap between Grand River and Isabella, which may limit the combined company’s ability to implement cost savings by eliminating branch locations and duplicate management and other employee positions;

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if, as of the close of business on the third (3rd) business day preceding the closing date, the total shareholders’ equity of Grand River, excluding any Grand River expenses and any accounting charges, is less than $45.7 million, then the aggregate cash consideration shall be reduced, on a dollar for dollar basis, by an amount equal to the difference between the minimum equity and the adjusted equity;

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the merger consideration is a fixed exchange ratio of shares of the Grand River common stock to Isabella common stock and as a result, Grand River’s shareholders could be adversely affected by a decrease in the trading price of Isabella common stock during the pendency of the mergers; and

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the interests that certain officers and directors of Grand River have in the mergers.

The foregoing discussion of the information and factors considered by the Grand River board is not intended to be exhaustive, but includes a summary of all material factors considered by the Grand River board. The Grand River board, in approving the merger agreement, further considered various risks and uncertainties related to each of these factors and the ability to complete the merger. In view of the wide variety of factors considered by the Grand River board in connection with its evaluation of the merger, the Grand River board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered. In considering the factors described above, individual directors may have given differing weights to different factors. The Grand River board collectively made its determination with respect to the merger based on the conclusion reached by its members, in light of factors that each of them considered appropriate, that the merger is in the best interests of Grand River and Grand River’s shareholders and that the benefits expected to be achieved from the merger were achievable and outweigh the potential risks and vulnerabilities. The Grand River board realized that there can be no assurance about future results, including results expected or considered in the factors listed above.
After considering the foregoing and other relevant factors and risks, and their overall impact on the shareholders and other constituencies of Grand River, the Grand River board concluded that the anticipated benefits of the merger outweighed the anticipated risks of the transaction. Accordingly, the Grand River board unanimously approved and deemed advisable the merger agreement and the merger, and the Grand River board unanimously recommends that Grand River shareholders vote “FOR” the Grand River merger proposal and “FOR” the Grand River adjournment proposal.
It should be noted that this explanation of the Grand River board’s reasoning and all other information presented in this section includes information that is forward-looking in nature, and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”
Grand River shareholders should also be aware that directors and executive officers of Grand River may have interests in the merger that are different from, or in addition to, those of other Grand River shareholders. See “Interests of Grand River’s Executive Officers and Directors in the Merger.”
Opinion of Grand River’s Financial Advisor
Grand River engaged Brean to render financial advisory and investment banking services to the Grand River board of directors, including delivery of an opinion to the Grand River board of directors as to the fairness, from a financial point of view, of the merger consideration to the holders of Grand River common stock. Grand River engaged Brean because Brean is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, Brean is regularly engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions and other corporate transactions.
As part of its engagement, representatives of Brean attended the meeting of the Grand River board of directors held on June 11, 2026, at which the Grand River board of directors evaluated the merger. At this meeting, Brean reviewed the financial aspects of the merger and rendered an oral opinion, which was subsequently confirmed in writing, to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Brean as set forth in the opinion, the merger consideration to be received in the merger by the holders of Grand River common stock was fair, from a financial point of view, to the shareholders. The Grand River board of directors unanimously adopted the merger agreement at such meeting.
The following description of the Brean fairness opinion is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Brean in preparing the opinion.
Brean’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was addressed to, the Grand River board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness to the holders of Grand River common stock, from a financial point of view, of the merger consideration to be received in the merger by the shareholders. It did not address the underlying business decision of Grand River to engage in the merger or enter into the merger agreement or constitute a recommendation to the Grand River board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Grand River common stock as to how to vote in connection with the merger or any other matter. Brean also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Grand River, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder.
Brean’s opinion was reviewed and approved by Brean’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority, Inc.
In connection with rendering the opinion described above, Brean reviewed, analyzed and familiarized itself with the financial condition, business, operations, assets, earnings, prospects and senior management’s views as to the future financial performance of Grand River and Isabella and the proposed terms of the merger. Brean reviewed, among other things:
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a draft of the merger agreement, dated June 11, 2026;

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certain publicly available financial statements and other historical financial information of Grand River and its banking subsidiary, Grand River Bank, that Brean deemed relevant;

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certain publicly available financial statements and other historical financial information of Isabella and its banking subsidiary, Isabella Bank, that Brean deemed relevant;

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certain financial projections for Grand River and Isabella for the years ending December 31, 2026, through December 31, 2028, with long term-estimated annual earnings growth rates for the years ending December 31, 2029 and December 31, 2030, as provided by the senior management of Grand River and Isabella;

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the pro forma financial impact of the merger on Isabella based on certain assumptions relating to transaction expenses, cost savings and purchase accounting adjustments, as provided by the senior management of Grand River and Isabella, as well as estimated net income for Grand River and Isabella for the years ending December 31, 2026 through December 31, 2029 with long term-estimated annual earnings growth rates for the years ending December 31, 2030 and December 31, 2031, as provided by the senior management of Grand River and Isabella, and relied upon by Brean at the direction of such management and with the consent of Grand River and Isabella;

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the publicly reported stock market performance, historical price and trading activity of Grand River and Isabella common stock, including a comparison of certain stock market information for Grand River and Isabella common stock and certain stock indices, as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

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a comparison of certain financial and market information for Grand River and Isabella with similar financial institutions for which information is publicly available;

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the nature and financial terms of the merger as compared with the nature and financial terms of certain other merger and business combinations in the banking industry;

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the current market environment generally and the banking environment in particular;

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discussions with members of Grand River’s and Isabella’s senior management with respect to their respective operations, historical financial statements and future prospects; and

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such other information, financial studies, analyses and investigations and financial, economic and market criteria as Brean considered relevant.

Brean also performed such other financial analyses, studies and investigations as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally.
In conducting its review and arriving at its opinion, Brean relied upon and assumed the accuracy and completeness of all of the financial and other information and representations made or given by Grand River and Isabella, and their respective officers, directors, auditors, counsel and other agents, and on publicly available filings, releases and other information issued by Grand River and Isabella, including financial statements, financial projections and stock price data, as well as certain information from recognized independent sources, and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. Brean relied upon the pro forma financial impact of the merger on Isabella, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies determined and provided by senior management of Grand River and Isabella. Brean assumed that all forecasts and projections provided to Brean were reasonably prepared and reflected the best currently available estimates and good faith judgments of the management of Grand River and Isabella as to their most likely future financial performance. Brean has further relied on the assurances of the respective management teams of Grand River and Isabella that they are not aware of any facts or circumstances that would make any of this information inaccurate or misleading in any material respect. Brean relied on all this information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness the information.
Brean is not an expert in the independent verification of the adequacy of allowances for credit losses and Brean assumed, without independent verification, that the allowances for credit losses reported on the balance sheets of Grand River and Isabella are adequate to cover such losses. In rendering its opinion, Brean did not review any individual loans or credit files.
Brean did not make an independent valuation of the quality of Grand River’s or Isabella’s deposit base nor has Brean independently evaluated potential deposit concentrations or the deposit composition of Grand River or Isabella. Brean did not make an independent valuation of the quality of Grand River’s or Isabella’s investment securities portfolio nor has Brean independently evaluated potential concentrations in the investment portfolio of Grand River or Isabella.
Brean assumed, in all respects material to its analyses:
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that all of the representations and warranties of all parties contained in the merger agreement and all related agreements and documents were true and correct, that each party under the agreements and documents would perform all of the covenants required to be performed by such party under the agreements and documents, and that the conditions precedent in the agreements and documents would not be waived;

•
that the merger agreement (the final terms of which Brean had assumed would not differ in any respect material to Brean’s analyses from the draft version reviewed by Brean and referred to above) represented the entire agreement between the parties, that the merger agreement would not be modified or amended, and that its terms would not be superseded or supplemented by other agreements or documents, with no adjustments to the merger consideration and with no other consideration or payments in respect of Grand River common stock;

•
that in the course of obtaining the necessary regulatory approvals for the consummation of the merger, no conditions would be imposed that would materially affect Grand River, Isabella, the combined entity or the contemplated benefits of the merger, including the cost savings expected to result from the merger; and

•
that the merger would be treated as a tax-free reorganization for federal income tax purposes.

Brean assumed that the merger would be consummated in a manner that complied with the applicable provisions of the Securities Act, the Exchange Act, and all other applicable federal and state statutes, rules and regulations. Brean was further advised by representatives of Grand River that Grand River relied upon advice from its advisors (other than Brean) or other appropriate sources as to all legal, tax, regulatory and accounting matters. Brean did not provide advice with respect to any of these matters.
Brean’s opinion addressed only the fairness to the holders of Grand River common stock, from a financial point of view, as of the date of the opinion, of the merger consideration to be received in the merger by the shareholders. Brean’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of the opinion and the information made available to Brean through that date and, accordingly, it speaks to no other date. Brean did not and does not have an obligation to update, revise or reaffirm its opinion. Brean’s opinion did not address, and Brean expressed no view or opinion with respect to:
•
the relative merits of the merger and the other business strategies that the Grand River board of directors considered or may have considered;

•
the underlying business decision of the Grand River board of directors to proceed with the merger;

•
the prices at which Grand River’s securities or Isabella’s securities may trade at any time; or

•
any advice or recommendation provided by any other advisor to Grand River.

Additionally, Brean assumed that the merger is, in all respects, lawful under applicable law. Further, Brean’s analyses and opinion, and the financial projections on which they were based, did not reflect changes in the operations and projections of Grand River and Isabella subsequent to the date of Brean’s opinion.
In performing its analyses, Brean made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Brean, Grand River and Isabella. Any estimates contained in the analyses performed by Brean are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which the businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the Brean opinion was among several factors taken into consideration by the Grand River board of directors in making its determination to approve the merger agreement and the transactions contemplated by the merger agreement. Consequently, the analyses described below should not be viewed as determinative of the decision of the Grand River board of directors to approve the merger agreement and the transactions contemplated by the merger agreement. The type and amount of consideration payable in the merger were determined through negotiation between Grand River and Isabella, and the decision for Grand River to enter into the merger agreement was solely that of the Grand River board of directors.
The following is a summary of the material financial analyses presented by Brean to the Grand River board of directors in connection with Brean’s opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by Brean to the Grand River board of directors, but summarizes the material analyses performed and presented in connection with Brean’s opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytical process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Brean did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Brean believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.
Summary of the Merger Consideration and Implied Transaction Metrics
Brean reviewed the financial terms of the merger. Pursuant to the terms of the merger agreement draft that Brean was provided, Isabella will pay aggregate consideration of $18,262,391 in cash and issue 839,003 shares of Isabella common stock. Assuming 9,122,073 shares outstanding after the conversion of Grand River’s convertible subordinated debt, at the effective time of the merger, each share of Grand River common stock issued and outstanding immediately prior to the effective time of the merger, except for certain shares as set forth in the merger agreement, will be converted into the right to receive either 0.1415 shares of Isabella’s common stock or $5.72 per share in cash, subject to the limitation that 65% of Grand River’s shares shall be exchanged for Isabella stock and 35% of Grand River’s shares shall be exchanged for cash.

Based on this provision of the merger agreement, Brean calculated an aggregate implied transaction value of approximately $53.9 million and an implied purchase price per share of $5.91 based on the closing price of Isabella common stock on June 10, 2026. The exchange ratio was determined by negotiations between Grand River and Isabella and was not recommended by Brean. Based upon financial information for Grand River as of or for the last twelve-months (“LTM”) ended March 31, 2026, and the closing price of Isabella common stock on June 10, 2026, Brean calculated the following implied aggregate transaction metrics:
Transaction Value /Fully Converted Tangible Book Value(1):	121.8%
Transaction Value/LTM Earnings	Not Meaningful (“NM”)
Transaction Value/LTM Core Earnings(2):	NM
Core Deposit Premium(3):	3.2%

(1)
Fully converted tangible book value assumes the conversion of Grand River’s convertible subordinated debt based on management estimates.

(2)
Core earnings excludes extraordinary items, nonrecurring revenues/expenses, gain/loss on sale of securities and amortization of intangibles.

(3)
Core deposits calculated as Total Deposits less CDs greater than $100,000.

Isabella Comparable Companies Analysis
Using publicly available information, Brean compared the financial performance, financial condition and market performance of Isabella to thirteen (13) exchange-traded banks and bank holding companies headquartered nationwide with total assets between $1.8 billion and $3.0 billion, tangible common equity/tangible assets of 7.0% to 10.0%, and LTM core return on average tangible common equity of 8.0% to 14.0%, excluding mutuals and merger targets (the “Isabella comparable companies”).
The Isabella comparable companies were as follows:
C&F Financial Corporation (CFFI)	Eagle Bancorp Montana, Inc. (EBMT)
OP Bancorp (OPBK)	First National Corporation (FXNC)
Meridian Corporation (MRBK)	First United Corporation (FUNC)
LCNB Corp. (LCNB)	Chain Bridge Bancorp, Inc. (CBNA)
MainStreet Bancshares, Inc. (MNSB)	National Bankshares, Inc. (NKSH)
CF Bankshares Inc. (CFBK)	Citizens Community Bancorp, Inc. (CZWI)
Ames National Corporation (ATLO)
To perform this analysis, Brean used profitability data and other financial information as of, or for the most recent available completed fiscal quarter (“MRQ”), or LTM, and market price information as of June 10, 2026. Certain financial data prepared by Brean, as referenced in the tables presented below, may not correspond to the data presented in Isabella’s historical financial statements as a result of the different periods, assumptions and methods used by Brean to compute the financial data presented.
Brean’s analysis showed the following concerning the financial condition and performance of Isabella and the Isabella comparable companies as of the MRQ or for the LTM:
	Isabella Comparable Companies
(in % unless otherwise noted)	Isabella	Low	Average	Median	High
Total Assets ($MM)	2,252.0	1,823.0	2,201.2	2,142.5	2,813.7
Market Capitalization ($MM)	311.5	166.2	228.3	232.6	268.4
TCE/Tangible Assets	8.43	7.52	8.65	8.60	9.65
LTM Core ROAA(1)	0.93	0.76	1.01	1.04	1.36
LTM Core ROATCE(1)	11.32	8.64	11.81	11.85	13.96
LTM Efficiency Ratio	68.1	51.1	62.9	64.4	76.4

	Isabella Comparable Companies
(in % unless otherwise noted)	Isabella	Low	Average	Median	High
Loans/Deposits	83.8	15.8	81.2	86.8	100.5
NPAs/Assets(2)	0.22	0.00	0.68	0.42	2.47

(1)
Core return on average assets (“ROAA”) and return on average tangible equity (“ROATCE”) excludes extraordinary items, nonrecurring revenues/expenses, gain/loss on sale of securities and amortization of intangibles.

(2)
Nonperforming assets (“NPA”) defined as nonaccrual loans and leases, restructured loans and leases, and real estate owned.

In addition, Brean’s analysis showed the following concerning the market performance of Isabella and the Isabella comparable companies:
	Isabella Comparable Companies
(in % unless otherwise noted)	Isabella	Low	Average	Median	High
Dividend Yield	2.64	0.00	2.60	2.48	5.07
Price/Tangible Book Value	167.8	91.4	123.2	123.4	154.5
Price/LTM Earnings Per Share (“EPS”) (x)	15.4	7.8	11.0	11.3	13.1
None of the Isabella comparable companies used as a comparison in the above analyses is identical to Isabella. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Grand River Comparable Companies Analysis
Using publicly available information, Brean compared the financial performance, financial condition and market performance of Grand River to thirteen (13) public banks and bank holding companies headquartered nationwide with total assets between $300 million and $800 million, tangible common equity/tangible assets of 5.0% to 9.0% and LTM core return on average tangible common equity between 0.0% and 8.0% (the “Grand River comparable companies”).
The Grand River comparable companies were as follows:
First Greenwich Financial, Inc. (FGFI)	Enterprise Financial Services Group, Inc. (EFSG)
River Valley Community Bancorp (RVCB)	First Pacific Bancorp (FPBC)
Baker Boyer Bancorp (BBBK)	Eclipse Bancorp, Inc. (ECLP)
First Community Financial Corporation (FMFP)	Glen Burnie Bancorp (GLBZ)
ES Bancshares, Inc. (ESBS)	Southern Financial Corporation (SFCO)
Quaint Oak Bancorp, Inc. (QNTO)	First Bancshares, Inc. (FIBH)
First Bancorp of Indiana, Inc. (FBPI)
To perform this analysis, Brean used profitability data and other financial information as of, or for the MRQ or LTM, and market price information as of June 10, 2026. Certain financial data prepared by Brean, as referenced in the tables presented below, may not correspond to the data presented in Grand River’s historical financial statements as a result of the different periods, assumptions and methods used by Brean to compute the financial data so presented.
Brean’s analysis showed the following concerning the financial condition and performance of Grand River and the Grand River comparable companies as of the MRQ or for the LTM:

	Grand River Comparable Companies
(in % unless otherwise noted)	Grand River	Low	Average	Median	High
Total Assets ($MM)	511.7	311.2	563.5	579.9	793.5
Market Capitalization ($MM)	29.9	13.6	37.5	35.4	79.2
TCE/Tangible Assets	7.17	5.26	7.18	6.94	8.45
LTM Core ROAA(1)	0.14	0.04	0.35	0.42	0.64
LTM Core ROATCE(1)	2.07	0.63	4.80	5.20	7.56
LTM Efficiency Ratio	94.4	71.4	84.9	86.6	98.1
Loans/Deposits	99.8	59.4	83.8	80.8	120.0
NPAs/Assets(2)	0.33	0.00	1.02	0.48	6.72

(1)
Core income excludes extraordinary items, nonrecurring revenues/expenses, gain/loss on sale of securities and amortization of intangibles.

(2)
Nonperforming assets defined as nonaccrual loans and leases, restructured loans and leases, and real estate owned.

In addition, Brean’s analysis showed the following concerning the market performance of Grand River and the Grand River comparable companies:
	Grand River Comparable Companies
(in % unless otherwise noted)	Grand River	Low	Average	Median	High
Dividend Yield	0.00	0.00	1.28	0.95	5.24
Price/Tangible Book Value	81.5	59.2	90.8	89.0	134.6
Price/LTM EPS (x)	NM	11.9	18.0	14.6	43.8
None of the Grand River comparable companies used as a comparison in the above analyses is identical to Grand River. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
In addition, Brean’s analysis compared pricing multiples for the merger to the implied merger pricing multiples of the Grand River comparable companies on a per share basis. To account for an equity control premium, Brean applied a 23.5% premium to the Grand River comparable companies based on the median three-day stock price premium for all bank and thrift merger transactions announced over the last 10 years as of June 10, 2026, based on data from the S&P Capital IQ Pro database.
	Grand River Comparable Companies
(in % unless otherwise noted)	Grand River	Minimum	Median	Maximum
Price/Fully Converted Tangible Book Value	121.7	73.1	110.0	166.3
Price/LTM EPS (x)	NM	14.7	18.0	54.0
Core Deposit Premium	3.2	-3.0	1.0	8.5
Select Transactions Analysis
Brean reviewed publicly available information related to three sets of selected U.S. bank transactions:
1.
Fifteen (15) selected recent bank and thrift transactions announced since January 1, 2025, with target assets between $300 million and $800 million (the “Recent Group”);

2.
Seven (7) selected bank and thrift transactions announced since January 1, 2021, with targets headquartered in the Midwest, assets between $200 million and $1.0 billion, tangible common equity/tangible assets less than 10% and LTM return on average equity between 0.0% – 8.0% (the “Midwest Group”); and

3.
Eleven (11) selected nationwide bank and thrift transactions announced since January 1, 2014,

with target assets between $300 million and $800 million, tangible common equity/tangible assets less than 10% and LTM return on average equity between 0.0% – 8.0% (the “Nationwide Group”).
All three sets of transactions excluded mergers of equals and transactions without disclosed deal values.
Recent Group
Buyer Name	Target Name	Announcement Date
Cambridge Financial Group, Inc.	First Seacoast Bancorp, Inc.	5/5/26
Hawthorn Bancshares, Inc.	FSC Bancshares, Inc.	4/29/26
United Community Banks, Inc.	Peach State Bancshares, Inc.	4/21/26
Peoples Bancorp Inc.	Citizens National Corporation	4/21/26
Catalyst Bancorp, Inc.	Lakeside Bancshares, Inc.	4/8/26
Independent Bank Corporation	HCB Financial Corp.	3/18/26
FS Bancorp, Inc.	Pacific West Bancorp	2/25/26
South Plains Financial, Inc.	BOH Holdings, Inc.	12/1/25
First Financial Corporation	CedarStone Financial, Inc.	11/6/25
QNB Corp.	The Victory Bancorp, Inc.	9/23/25
Colony Bankcorp, Inc.	TC Bancshares, Inc.	7/23/25
Mercantile Bank Corporation	Eastern Michigan Financial Corporation	7/22/25
First Community Bankshares, Inc.	Hometown Bancshares, Inc.	7/21/25
Business First Bancshares, Inc.	Progressive Bancorp, Inc.	7/7/25
Norwood Financial Corp.	PB Bankshares, Inc.	7/7/25
Midwest Group
Buyer Name	Target Name	Announcement Date
Peoples Bancorp Inc.	Citizens National Corporation	4/21/26
ServBanc Holdco, Inc.	IF Bancorp, Inc.	10/30/25
Southern Missouri Bancorp, Inc.	Citizens Bancshares Co.	9/20/22
Landmark Bancorp, Inc.	Freedom Bancshares, Inc.	6/28/22
Civista Bancshares, Inc.	Comunibanc Corp.	1/10/22
MidWestOne Financial Group, Inc.	Iowa First Bancshares Corp.	11/1/21
First Financial Corporation	Hancock Bancorp, Inc.	8/10/21
Nationwide Group
Buyer Name	Target Name	Announcement Date
Peoples Bancorp Inc.	Citizens National Corporation	4/21/26
Catalyst Bancorp, Inc.	Lakeside Bancshares, Inc.	4/8/26
FS Bancorp, Inc.	Pacific West Bancorp	2/25/26
First Financial Corporation	CedarStone Financial, Inc.	11/6/25
Business First Bancshares, Inc.	Progressive Bancorp, Inc.	7/7/25
Citizens & Northern Corporation	Susquehanna Community Financial, Inc.	4/23/25
Georgia Banking Company, Inc.	Primary Bancshares Corporation	10/9/24
TowneBank	Village Bank and Trust Financial Corp.	9/24/24
First National Corporation	Touchstone Bankshares, Inc.	3/25/24
Princeton Bancorp, Inc.	Cornerstone Financial Corporation	1/18/24

Buyer Name	Target Name	Announcement Date
Hudson Valley Credit Union	Catskill Hudson Bancorp, Inc.	1/10/24
For each selected transaction, Brean derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective transaction:
•
Transaction price per share of common stock to tangible book value per share of common stock of the acquired company;

•
Transaction price per share of common stock to LTM core earnings per share (excludes extraordinary items, nonrecurring revenues/expenses, gain/loss on sale of securities and amortization of intangibles); and

•
Core deposit premium.

The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the merger based on the aggregate transaction value for the merger of $53.9 million, as described above, and using historical financial information for Grand River as of or for the last twelve months ended March 31, 2026.
The results of the analysis are set forth in the following tables:
Recent Group
	Grand River Selected Comparable Transactions
(in % unless otherwise noted)	Grand River	Minimum	Median	Maximum
Deal Value/Fully Converted Tangible Book Value	121.8	96.4	126.3	193.9
Deal Value/LTM EPS (x)	NM	8.1	13.1	41.4
Core Deposit Premium	3.2	-0.4	2.8	9.7
Midwest Group
	Grand River Selected Comparable Transactions
(in % unless otherwise noted)	Grand River	Minimum	Median	Maximum
Deal Value/Fully Converted Tangible Book Value	121.8	92.5	121.2	163.6
Deal Value/LTM EPS (x)	NM	13.9	19.9	29.5
Core Deposit Premium	3.2	-0.9	2.9	7.9
Nationwide Group
	Grand River Selected Comparable Transactions
(in % unless otherwise noted)	Grand River	Minimum	Median	Maximum
Deal Value/Fully Converted Tangible Book Value	121.8	75.6	113.9	172.9
Deal Value/LTM EPS (x)	NM	13.9	21.2	46.7
Core Deposit Premium	3.2	-2.3	2.1	8.8
No company or transaction used as a comparison in the above selected transactions analysis is identical to Grand River, Isabella or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgment concerning differences in financial and operating characteristics of the companies involved.
Pro Forma Financial Impact Analysis and Capital Ratios
Brean performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Grand River and Isabella. Using closing balance sheet estimates as of

September 30, 2026 for Grand River and Isabella provided by Grand River and Isabella management, Grand River and Isabella management earnings estimates for 2026 through 2028, assumed long term earnings growth rates provided by Grand River and Isabella management, and pro forma assumptions (including, without limitation, purchase accounting adjustments, cost savings and related expenses expected to result from the merger) provided by Isabella management, Brean analyzed the estimated financial impact of the merger on certain projected financial and operating results. This analysis indicated that the merger could be (i) accretive to Isabella’s 2026, 2027 and 2028 estimated EPS, and (ii) dilutive to Isabella’s estimated tangible book value per share at closing. Furthermore, the analysis indicated that, pro forma for the merger, Isabella’s tangible common equity to tangible assets ratio, leverage ratio, common equity Tier 1 ratio, Tier 1 risk-based capital ratio, and total risk-based capital ratio at closing would be above those required to be deemed “well capitalized” under regulatory guidelines. For all of the above analyses, the actual results achieved by Isabella following the merger may vary from the projected results, and the variations may be material.
Discounted Cash Flow Analysis
Brean performed a discounted cash flow analysis to estimate a range for the implied equity value of Grand River. In this analysis, the future cash flows are derived from Grand River’s financial budget and management estimates and discounted back. Cash flows include projected cash dividends as well as an assumed value of one share at the end of year five using both earnings and tangible book value multiples. The range of discount rates for Grand River was determined using the Capital Asset Pricing Model, which takes into account certain factors such as the current risk-free rate determined using the 10-year Treasury Rate on June 10, 2026 of 4.56%, the beta of Grand River stock compared to the broader market, the Full-Information Beta for commercial banks from the Kroll U.S. Cost of Capital Navigator of 0.92, the Historical Long-Term Market Risk Premium from the Kroll U.S. Cost of Capital Navigator of 7.37%, and the Micro Cap Size Premium from the Kroll U.S. Cost of Capital Navigator of 2.59%. The discount rate resulting from this method was approximately 14.0%.
The ranges of values were derived by adding (i) the present value of the estimated earnings and cash dividends that Grand River could generate over the five-year period from 2026 to 2031, if any, above a tangible common equity to tangible asset ratio of 8.00%, and (ii) the present value of Grand River’s implied terminal value at the end of such period. In calculating the net present value of Grand River using the earnings multiple, the range of price to earnings ratios used to determine possible future stock prices was 13.0x to 17.0x LTM earnings, with a midpoint of 15.0x. The midpoint multiple approximates median multiples in the peer group analysis. This discounted cash flow analysis resulted in a range of implied values per share of Grand River common stock of $2.91 per share to $4.31 per share with a midpoint of $3.57 per share. In calculating the net present value of Grand River using the tangible book value multiple, the range of price to tangible book value ratios used to determine possible future stock prices was 90% to 130% of tangible book value, with a midpoint of 110%. The midpoint multiple approximates median multiples in the peer group analysis. This discounted cash flow analysis resulted in a range of implied values per share of Grand River common stock of $2.82 per share to $4.57 per share with a midpoint of $3.64 per share.
The discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Grand River or the pro forma combined company.
Brean’s Relationship with Grand River and Isabella
Brean is acting as financial advisor to Grand River in connection with the merger and has not acted as an advisor to or agent of any other person. As part of its investment banking business, Brean is regularly engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, Brean has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its broker-dealer businesses, and further to certain existing sales and trading relationships between each of Grand River and Isabella and Brean, Brean and its affiliates may from time to time purchase securities from, and sell securities to, Grand River and Isabella, and as a market maker in securities, Brean and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Grand River or Isabella for its own accounts and for the accounts of its customers and clients. Brean employees may also from time to time maintain individual positions in Grand River common stock and/or Isabella common stock.
Pursuant to the Brean engagement agreement, Grand River agreed to pay Brean a cash fee equal to 1.50% of the implied transaction value of the merger, $25,000 of which became payable before the rendering of Brean’s opinion, $100,000 of which became payable concurrently with the rendering of Brean’s opinion, and the balance of which is contingent upon the consummation of the merger. Brean’s fee for rendering the fairness opinion was not contingent upon Brean reaching any particular conclusion. Grand River also agreed to reimburse Brean for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement and to indemnify Brean against certain liabilities relating to or arising out of Brean’s engagement or Brean’s role in connection therewith.
Brean has not had any material financial advisory and investment banking relationship with Grand River or Isabella during the past two years in which compensation was received or was intended to be received as a result of the relationship between Brean, on the one hand, and Grand River or Isabella, on the other hand. Brean may provide investment banking services to Isabella in the future (and to Grand River, if the merger is not consummated), although there is no agreement to do so.
Certain Unaudited Prospective Financial Information
Isabella and Grand River do not, as a matter of course, publicly disclose forecasts or internal projections as to their future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time in the case of Isabella, estimated ranges of certain financial measures for the current year and certain future years in any Isabella earnings conference calls, investor conference presentations and other investor materials. However, in connection with the merger, Isabella and Grand River are including in this proxy statement/prospectus certain limited unaudited prospective financial information for Isabella and Grand River (which we refer to collectively as the “prospective financial information”), in each case on a standalone basis and without giving effect to the merger (except as expressly set forth below under “— Certain Estimated Synergies Attributable to the Merger”). The prospective financial information is included in this proxy statement/prospectus to give Grand River shareholders access to certain information provided to Grand River, Grand River’s board of directors and Brean, Grand River’s financial advisor, in connection with the merger.
The prospective financial information was prepared in good faith and on a reasonable basis based on the best information available to the preparers at the time of its preparation. However, there can be no assurance that the forecasts or projections will be realized, and actual results may vary materially from those shown in the prospective financial information. Neither Isabella nor Grand River endorses the prospective financial information as necessarily predictive of actual future results.
Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by Isabella and Grand River senior management, as applicable, at the time such prospective financial information was prepared or approved for Grand River’s financial advisor to use. The prospective financial information represents Isabella and its senior management’s evaluation of Isabella’s expected future financial performance on a stand-alone basis and Grand River and its senior management’s evaluation of Grand River’s expected future financial performance on a stand-alone basis, without reference to the merger. In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Isabella and Grand River operate and the risks and uncertainties described under “Risk Factors” beginning on page [•] of this proxy statement/prospectus and “Cautionary Statement

Regarding Forward-Looking Statements” beginning on page [•] of this proxy statement/prospectus and in the reports that Isabella files with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Isabella and Grand River and will be beyond the control of Isabella following the completion of the merger. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the senior management of Isabella or Grand River could or might have taken during these time periods. The inclusion in this proxy statement/prospectus of the prospective financial information below should not be regarded as an indication that Isabella, Grand River or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any Grand River shareholders particularly in light of the inherent risks and uncertainties associated with such prospective financial information.
This information should not be construed as financial guidance and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change. Except as expressly set forth below under “— Certain Estimated Synergies Attributable to the Merger,” the prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on Isabella or Grand River of the merger or the recent developments and events in the financial services industry and related market volatility, and does not attempt to predict or suggest actual future results of the combined company following the completion of the merger or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect on Isabella or Grand River of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the merger.
The prospective financial information was prepared separately using, in some cases, different assumptions, and is not intended to be added together. Adding the prospective financial information together for the two (2) companies is not intended to represent the results the combined company will achieve if the merger is completed and is not intended to represent forecasted financial information for the combined company if the merger is completed.
By including in this proxy statement/prospectus a summary of the prospective financial information, neither Isabella nor Grand River nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Isabella or Grand River compared to the information contained in the prospective financial information. Neither Isabella, Grand River nor, after completion of the merger, the combined company undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.
The prospective financial information summarized in this section is not being included in this proxy statement/prospectus in order to induce any Grand River shareholder to vote in favor of the Grand River merger proposal or the Grand River adjournment proposal.
The accompanying prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the

American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles.
Subject to the above, the prospective financial information included in this section has been provided by Isabella’s management and Grand River’s management as described in this section. Neither Rehmann Robson LLC, Plante & Moran, PLLC (the independent registered public accounting firms of Isabella), Rehmann Robson LLC (the independent registered public accounting firm of Grand River), nor any other independent registered public accounting firm has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the prospective financial information and, accordingly, Rehmann Robson LLC and Plante & Moran do not express an opinion or any other form of assurance with respect thereto or its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The reports by Rehmann Robson LLC and Plante & Moran, PLLC incorporated by reference in this proxy statement/prospectus relates to Isabella’s previously issued financial statements. The report by Rehmann Robson LLC included in this proxy statement/prospectus relates to Grand River’s previously issued financial statements. The reports by Rehmann Robson LLC and Plante & Moran, PLLC do not extend to the prospective financial information and should not be read to do so.
In light of the foregoing, and taking into account that the Grand River special meeting will be held several months after the financial forecasts were prepared, as well as the uncertainties inherent in any forecasted information, Grand River shareholders are strongly cautioned not to place unwarranted reliance on such information, and Isabella and Grand River urge all Grand River shareholders to review Isabella’s most recent SEC filings for descriptions of Isabella’s reported financial results and the financial information of Grand River included in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page [•] of this proxy statement/prospectus.
Certain Stand-Alone Isabella Prospective Financial Information
The following table presents publicly available median analyst consensus “street estimates” for Isabella’s full-year 2026 and 2027 EPS that were provided to Brean and approved by Grand River for Brean’s use and reliance in the financial analyses performed in connection with Brean’s opinion as described in “Opinion of Grand River’s Financial Advisor” beginning on page [•].
For the Year Ended	2026E	2027E
EPS	$3.55	$3.95
Isabella management also provided Brean with (and Grand River management directed Brean to use) an estimated growth rate for the year ended December 31, 2028 of 10% and an estimated growth rate for the years ended December 31, 2029 and December 31, 2030 of 6%.
Certain Stand-Alone Grand River Prospective Financial Information
The following table presents estimates for Grand River’s EPS for the years ended December 31, 2026 through December 31, 2030 prepared by Grand River’s senior management and provided to Brean and used by Brean at the direction of Grand River senior management in the financial analyses performed in connection with Brean’s opinion as described in “Opinion of Grand River’s Financial Advisor” beginning on page [•].
For the Year Ended	2026E	2027E	2028E	2029E	2030E
EPS	$0.18	$0.23	$0.28	$0.32	$0.35
In addition, for purposes of extrapolating Grand River’s total assets, Grand River management provided Brean with (and Grand River management directed Brean to use) an estimated growth rate for the years ended December 31, 2027 and December 31, 2028 of 5% and an estimated growth rate for the years ended December 31, 2029 and December 31, 2030 of 4%.

Certain Estimated Synergies Attributable to the Merger
The management of Isabella and the management of Grand River developed and provided to their respective boards of directors certain prospective financial information relating to the anticipated strategic, financial and operational benefits to, and synergies to be realized by, Isabella following the completion of the merger beginning in 2026. Such prospective financial information also was provided by Grand River to Brean and approved by Grand River for Brean’s use and reliance in the financial analyses performed in connection with Brean’s opinion as described in this proxy statement/prospectus under “— Opinion of Grand River’s Financial Advisor.”
Such prospective financial information included, among other things, (i) annual pre-tax cost savings of approximately 35% of Grand River’s total non-interest expense and (ii) one-time, pre-tax transaction costs of $7.7 million, mostly consisting of vendor and employment contract termination costs and investment banker and other professional fees, fully reflected in tangible book value at the completion of the merger. Such prospective financial information assumed a hypothetical September 30, 2026 closing date for the merger.
See above in this section for further information regarding the uncertainties underlying the prospective financial information, including the synergy estimates, as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages [•] and [•], respectively, for further information regarding the uncertainties and factors associated with realizing synergies in connection with the merger.
Interests of Certain Grand River Directors and Executive Officers in the Merger
In considering the recommendations of the Grand River board with respect to the merger, you should be aware that certain directors and executive officers of Grand River have agreements or arrangements that provide them with interests in the merger, including financial interests, that may be different from, or in addition to, the interests of the other shareholders of Grand River. The Grand River board was aware of these interests during its deliberations of the merits of the merger and in determining to recommend that Grand River’s shareholders vote in favor of the merger proposal (and thereby approve the transactions contemplated by the merger agreement, including the merger). These interests, as well as significant interests of other persons, are described in more detail below, and certain of them are quantified in the narrative below.
Grand River Stock Ownership
As of [           ], 2026, Grand River’s directors and executive officers collectively held approximately [           ] shares of Grand River common stock, representing approximately [           ]% of the outstanding shares of Grand River common stock. For more information, see “Security Ownership of Certain Grand River Beneficial Owners and Management.”
Treatment of Grand River Stock Options
The merger agreement provides that, at the effective time, each Grand River stock option granted under the Grand River stock plans that is outstanding immediately prior to the effective time will be cancelled and automatically converted into the right to receive a cash payment equal to (i) the number of shares of voting Grand River common stock subject to such Grand River stock option at the effective time, multiplied by (ii) the amount by which the per share cash consideration exceeds the per share exercise price of such Grand River stock option, less applicable taxes and tax withholdings and without interest. Notwithstanding the foregoing, if the per share exercise price for a Grand River stock option immediately prior to the effective time is equal to or in excess of the per share cash consideration, such Grand River stock option will be cancelled at the effective time in exchange for no consideration.
Treatment of Grand River Restricted Stock Awards
The merger agreement provides that, at the effective time, each Grand River restricted stock award shall fully vest and shall have the treatment set forth in the merger agreement applicable to shares of voting Grand River common stock.

Employment Agreements
Mr. D. Drew Ysseldyke previously entered into an employment agreement with Grand River Bank. Concurrently with the execution of the merger agreement, Mr. Ysseldyke, Grand River Bank and Isabella entered into an amendment to such employment agreement whereby Isabella would assume the employment agreement, effective as of the closing of the merger. Pursuant to the employment agreement, Mr. Ysseldyke will join Isabella as Market President with an initial annual base salary of $250,000 and Mr. Ysseldyke will receive one-time sign-on bonus in the amount of $25,000 payable within thirty (30) days following the closing of the merger. In addition, pursuant to the employment agreement, unless Mr. Ysseldyke is terminated for “cause” (as defined in the employment agreement), Mr. Ysseldyke is entitled to a change in control payment upon the earliest to occur of the following: (i) Mr. Ysseldyke is terminated by Isabella Bank within twelve months following a change in control, (ii) Mr. Ysseldyke voluntarily terminates his employment for “good reason” (as defined in the employment agreement), or (iii) Mr. Ysseldyke remains employed with Isabella on the day immediately following the one year anniversary of the closing of the merger. The change in control payment is equal to 2.99 times Mr. Ysseldyke’s then current annual salary, payable for a period of twelve (12) months. The merger constitutes a change of control under the employment agreement. The employment agreement also contains certain non-competition and non-solicitation obligations, as well as a release legal claims in favor of Grand River and Isabella.
Messrs. Robert P. Bilotti and Mark Martis previously entered into employment agreements with Grand River that included certain change in control provisions. Under Mr. Bilotti’s employment agreement, unless the executive is terminated for “cause” (as defined in the employment agreement), if the executive is terminated within twelve (12) months after a change in control, the executive will be entitled to a payment equal to 2.99 times the executive’s annual salary, payable for a period of twelve (12) months. Under Mr. Martis’ employment agreement, unless the executive is terminated for “good cause” (as defined in the employment agreement), if the executive is terminated within sixty (60) days after a change in control, the executive will be entitled to a payment equal to 1.99 times the executive’s average taxable income received over the five calendar years ending before the year in which the change in control occurs, payable in a lump sum. Pursuant to the change in control provisions of these employment agreements, Messrs. Bilotti and Martis will be entitled to change of control payments in the amount of $608,239 and $394,070, respectively, less required tax withholding, upon their anticipated termination of employment at the closing of the merger. The employment agreements also require the execution of a release legal claims in favor of Grand River.
Indemnification and Insurance
The merger agreement provides that, upon completion of the merger, Isabella will indemnify, defend and hold harmless, and advance expenses to, the directors and officers of Grand River and its subsidiaries against all costs and liabilities arising out of or pertaining to matters existing or occurring at or prior to the completion of the merger, to the extent such persons are indemnified or entitled to such advancement of expenses as of the date of the merger agreement by Grand River pursuant to Grand River’s governing documents and applicable law.
The merger agreement also provides that for a period of six (6) years after the merger is completed, Isabella will maintain directors’ and officers’ liability insurance covering each person covered by Grand River’s existing directors’ and officers’ liability insurance policy with respect to claims against such directors and officers arising from acts or omissions which occurred at or before the completion of the merger, provided that the total premium therefor is not in excess of 250% of the annual premium paid by Grand River for the policy in place as of the date of the merger agreement.
Voting Agreements
In connection with the merger agreement, each director and executive officer of Grand River, solely in such director’s or executive officer’s capacity as a shareholder of Grand River, has entered into a voting agreement with Isabella. Pursuant to the voting agreement, among other things, each such director or officer has agreed to vote his or her shares of Grand River common stock in favor of the Articles Amendment and the merger, and against any action or agreement that would prevent, materially impede or materially delay the consummation of the transactions contemplated by the merger agreement and against any alternative acquisition proposal. As of the record date for the Grand River special meeting, these directors and officers collectively and beneficially owned approximately [•]% of the outstanding shares of Grand River common stock. See “The Merger Agreement — Voting and Support Agreements” for additional information about these agreements.
Governance of the Combined Company After the Merger
The directors and officers of Isabella as of immediately prior to the second step merger effective time will be the directors and officers of the surviving corporation, provided that Isabella will appoint D. Drew Ysseldyke, as Market President. In connection with this role, Isabella has entered into an amended employment agreement with Mr. Ysseldyke, with such amended agreement to become effective upon the completion of the mergers.
Accounting Treatment
Isabella and Grand River prepare their respective financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of Grand River by Isabella under the acquisition method of accounting, and Isabella will be treated as the acquirer for accounting purposes.
Regulatory Approvals
To complete the merger, Isabella and Grand River need to obtain approvals or consents from, or make filings with, or receive waivers of formal application and approval requirements from U.S. federal and state bank regulatory agencies. Subject to the terms of the merger agreement, Isabella and Grand River have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, waivers, notices, petitions and filings (and in the case of the applications, waivers, notices, petitions and filings in respect of the requisite regulatory approvals, use their reasonable best efforts to make such filings within sixty (60) days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, waivers, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger, second step merger, and the bank merger), and to comply with the terms and conditions of all such permits, consents, waivers, approvals and authorizations of all such governmental entities. The term “requisite regulatory approvals” means all regulatory authorizations, consents, waivers, orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) from the Federal Reserve Board and the DIFS and as otherwise set forth in the merger agreement that are necessary to consummate the transactions contemplated by the merger agreement, including the merger, the second step merger and the bank merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Isabella as the surviving entity in the second step merger.
Under the terms of the merger agreement, Isabella and Grand River, and their respective subsidiaries, will not be required or, without the written consent of the other party, permitted to take any action, or commit to take any action, or agree to any condition or restriction in connection with obtaining the foregoing permits, consents, approvals and authorizations of governmental entities or regulatory agencies that would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, results of operations of financial condition of the surviving entity and its subsidiaries, taken as a whole, after giving effect to the merger, second step merger, and the bank merger (a “materially burdensome regulatory condition”).
The approval of an application means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by Grand River shareholders in the mergers is fair. Regulatory approval does not constitute an endorsement or recommendation of the mergers.
Isabella and Grand River believe that the mergers do not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the requisite regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material and adverse effect on the business, properties, assets, liabilities, results of operations or financial condition of the surviving entity and its subsidiaries. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the mergers or, if such a challenge is made, what the result of such challenge will be.
Federal Reserve Board
The second step merger is subject to approval by the Federal Reserve Board pursuant to section 3 of the BHC Act, and, with respect to the bank merger, Section 18(c)(2)(B) of the Federal Deposit Insurance Act (the “Bank Merger Act”). The Federal Reserve Board takes into consideration a number of factors when acting on applications under section 3 of the BHC Act. These factors include the financial and managerial resources (including consideration of the competence, experience and integrity of the officers, directors and principal shareholders, as well as the pro forma capital ratios) and future prospects of the combined organization. The Federal Reserve Board also considers the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve Board may not approve an application that would substantially lessen competition or tend to create a monopoly unless the Federal Reserve Board finds that any anticompetitive effects of the proposed merger are clearly outweighed in the public interest by the probable effect of the proposal in meeting the convenience and needs of the communities to be served.
The Federal Reserve Board takes into consideration a number of factors when acting on applications under Section 18(c)(2)(B) of the Bank Merger Act. These factors include the competitive impact of the transaction, the financial and managerial resources of the depository institutions party to the bank merger and future prospects of the resulting institution, the convenience and needs of the communities to be served, the depository institutions’ effectiveness in combating money laundering activities and the risk to the stability of the U.S. banking and financial system.
In considering an application under section 3 of the BHC Act and the Bank Merger Act, the Federal Reserve Board also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act of 1977 (the “CRA”), pursuant to which the Federal Reserve Board must also take into account the record of performance of each of Isabella Bank and Grand River Bank in meeting the credit needs of their entire communities, including low- and moderate-income customers and communities. In their most recent CRA performance evaluations, Isabella Bank and Grand River Bank each received “Satisfactory” ratings.
On July [•], 2026, Isabella filed applications with the Federal Reserve Board with respect to the second step merger, and the bank merger, respectively.
DIFS
The bank merger requires the approval of the DIFS under the Michigan Banking Code of 1999, as amended. The initial submission of this application to the DIFS occurred on July [•], 2026.
Department of Justice
In addition to the Federal Reserve Board, and any other state regulatory approvals, the Antitrust Division of the U.S. Department of Justice (the “DOJ”) conducts a concurrent competitive review of the mergers to analyze the mergers’ competitive effects and determine whether the mergers would result in a violation of the antitrust laws. Transactions approved under section 3 of the BHC Act or the Bank Merger Act generally may not be completed until thirty (30) days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than fifteen (15) days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the mergers, the DOJ could analyze their effect on competition differently than the Federal Reserve Board, and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board regarding the mergers’ effects on competition. A determination by the DOJ not to object to the mergers may not prevent the filing of antitrust actions by private persons or state attorneys general. There can be no assurance if and when DOJ clearance will be obtained, or as to the conditions or limitations that such DOJ approval may contain or impose.
Additional Regulatory Approvals and Notices
Additional notifications and/or applications requesting approval may be submitted to various other regulatory authorities and self-regulatory organizations in connection with the mergers.
Stock Exchange Listing
Isabella common stock is listed for trading on Nasdaq under the symbol “ISBA.”
Under the terms of the merger agreement, Isabella will cause the shares of Isabella common stock to be issued in the merger to be authorized for listing on Nasdaq, subject to official notice of issuance. The merger agreement provides that neither Isabella nor Grand River will be required to complete the merger if such shares are not authorized for listing on Nasdaq, subject to official notice of issuance. Following the merger, shares of Isabella common stock will continue to be traded on Nasdaq.
Dissenters’ Rights in the Merger
Isabella
Isabella shareholders are not entitled to dissenters rights under the MBCA for the merger.
Grand River
Grand River shareholders are entitled to dissent from the merger and obtain the fair value of their Grand River common stock in cash in accordance with the procedures established by Michigan law.
Grand River’s shareholders have dissenters’ rights with respect to the merger under Michigan law. Under the provisions of Section 762 of the MBCA, a Grand River shareholder may dissent from the merger and be paid the fair value of the Grand River shares held by such shareholder by complying with the procedures set forth in Sections 761 through 774 of the MBCA (the “Dissenters’ Rights Statute”). A copy of the Dissenters’ Rights Statute is attached as Annex B to this proxy statement/prospectus.
The following discussion is not a complete description of the law relating to dissenters’ rights available to record holders and beneficial holders of Grand River common stock under Michigan law. The description is qualified in its entirety by the full text of the relevant provisions of the MBCA, which are attached in their entirety as Annex B to this proxy statement/prospectus. If you are a shareholder of Grand River and desire to exercise dissenters’ rights, you should review these provisions of the MBCA very carefully and consult a legal advisor before electing or attempting to exercise your dissenters’ rights.
Preliminary Procedural Steps
Asserting Dissenters’ Rights.   If you are a Grand River shareholder and wish to assert dissenters’ rights under the MBCA, then you must follow certain required procedures. To assert dissenters’ rights, a Grand River shareholder must:
•
not vote for the approval of the merger; and

•
before the Grand River shareholders vote on the merger, deliver to Grand River written notice that he, she or it intends to demand payment for his, her or its shares if the Grand River shareholders approve the merger, and the merger is completed.

Grand River shareholders who do not satisfy the above two requirements will not be entitled to payment for their shares under the Dissenters’ Rights Statute. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the proposal to approve the merger and will, therefore, constitute a waiver of the dissenting shareholder’s right to receive payment under the

Dissenters’ Rights Statute and nullify any previously delivered written demand for payment. Therefore, a dissenting Grand River shareholder who submits a proxy and who wishes to exercise dissenters’ rights must submit a proxy containing instructions to vote against the proposal to approve the merger or must abstain from voting on the proposal to approve the merger. Voting against the proposal to approve the merger agreement will not, by itself, constitute a written demand for payment satisfying the requirements of the Dissenters’ Rights’ Statute. Similarly, neither abstaining from voting nor failing to vote on the proposal to approve the merger constitutes a written demand for payment satisfying the requirements of the Dissenters’ Rights Statute. The written demand for payment must be in addition to and separate from any proxy or vote on the proposal to approve the merger.
Grand River Notice to Dissenting Shareholders.   If Grand River shareholders approve the merger, Grand River will, no later than ten days after the merger has been completed, deliver to all Grand River shareholders who have asserted dissenters’ rights written notice notifying them that the merger has been completed. In the notice, Grand River will also be required to: (a) inform the shareholders where their demand for payment must be sent, where and when shares represented by certificates are required to be deposited, and to what extent the transfer of uncertificated shares will be restricted after the payment demand is received; (b) supply a payment demand form that will require a dissenting shareholder to certify whether he, she or it acquired beneficial ownership of the shares before June 12, 2026 (the date of the first public announcement of the terms of the merger), and (c) establish a date by which Grand River must receive the payment demand, which date will not be less than 30 nor more than 60 days after the date the notification described in this paragraph was delivered to the Grand River dissenting shareholders.
Written Demand for Payment by Dissenting Shareholders
Upon receipt of the above-described written notice from Grand River, a dissenting Grand River shareholder must make a written demand for payment by the deadline specified in the notice. The dissenting shareholder must also certify whether the shareholder acquired beneficial ownership of the shares before June 12, 2026 and, if the shares are held by the record owner in certificated form, deposit his, her or its shares in accordance with the terms of the notice from Grand River. A dissenting Grand River shareholder that fails to make such a payment demand or to deposit the share certificates as required will forfeit the shareholder’s right to receive payment under the Dissenters’ Rights’ Statute. Although shares may not be transferred following such a demand for payment, the dissenting shareholder retains all other rights as a shareholder until the shares are cancelled in the merger.
Grand River shareholders in whose name shares of common stock are registered in the stock records of Grand River (i.e., record holders) may assert dissenters’ rights as to fewer than all of the shares registered in their name if they dissent with respect to all shares beneficially owned by any one person and notify Grand River in writing of the name and address of each beneficial owner on whose behalf they, as record owners, assert dissenters’ rights.
Beneficial owners of Grand River common stock may assert dissenters’ rights as to shares held on their behalf by a record owner only if (1) the beneficial owner submits to Grand River the written consent of the record owner (e.g., Cede & Co.) to the dissent not later than the time the beneficial owner asserts dissenters’ rights; and (2) the beneficial owner asserts dissenters’ rights with respect to all shares beneficially owned by him, her or it and all shares over which he, she or it has power to direct the vote.
Grand River Payment or Offer of Payment to Dissenting Shareholders
Within seven days after the merger is completed or a dissenting Grand River shareholder’s demand for payment is received, whichever occurs later, Grand River will generally be required to pay the amount that Grand River estimates to be the fair value of the dissenting shareholder’s shares, plus accrued interest. Grand River will be required to include with the payment Grand River’s most recent annual report to shareholders (in order to provide its most recent annual financial statements) and, if available, its later interim financial statements, along with a statement of Grand River’s estimate of the fair value of the dissenting shareholder’s shares, an explanation of how interest was calculated, and a statement of the dissenting shareholder’s right to demand payment based on the dissenting shareholder’s estimate of the fair value of his, her or its shares. If a dissenting shareholder did not certify that he, she or it beneficially owned his, her or its shares before June 12, 2026, then Grand River may elect to withhold payment to the dissenting shareholder and simply provide, after the merger, an estimate of the fair value of the shares, plus accrued interest, along with an offer to pay the estimated amount to the dissenting shareholder if the shareholder agrees to accept such payment in full satisfaction of his, her or its demand.
Grand River shareholders should be aware that an investment banking opinion as to the fairness from a financial point of view of the merger consideration to be paid in the merger is not an opinion as to the fair value under the Dissenters’ Rights Statute.
Litigation
Within 30 days after Grand River makes the payment or offer of payment to a dissenting Grand River shareholder, if the dissenting shareholder believes that the amount paid or offered by Grand River is less than the fair value of his, her or its shares and/or that interest was incorrectly calculated, or if Grand River fails to make payment to pre-June 12, 2026 dissenting Grand River shareholders within 60 days after the date set for demanding payment, the dissenting Grand River shareholder may notify Grand River in writing of his, her or its own estimate of the fair value of his, her or its shares of common stock and the amount of interest due, and demand payment of that estimate, less any payment already made by Grand River. A dissenting shareholder’s failure to meet this 30-day deadline waives his, her or its right to demand payment of his, her or its estimate and must accept the amount paid or offered by Grand River.
If a dissenting Grand River shareholder has timely rejected Grand River’s offer and demanded payment of the fair value of the shares and interest due, Grand River must either pay the demanded amount or commence a judicial proceeding within 60 days after receiving the payment demand and petition an appropriate court, as described in the Dissenters’ Rights Statute, to determine the fair value of the shares and accrued interest. If Grand River does not commence such a proceeding, Grand River will be deemed to have accepted the demand of each dissenting Grand River shareholder whose demand remains unsettled. Fair value, for this purpose, is defined in the Dissenters’ Rights Statute to mean the fair value of Grand River common stock immediately before the closing of the merger, excluding any depreciation or appreciation in anticipation of the merger unless exclusion would be inequitable. All dissenting Grand River shareholders whose demands remain unsettled will be made parties to the judicial proceeding to determine the fair value of their shares, and the court’s jurisdiction will be plenary and exclusive.
Each dissenting Grand River shareholder made a party to the proceeding is entitled to judgment for the amount the court finds to be the fair value of his, her or its shares (which may be more or less than the amount paid or offered by Grand River), plus interest, minus the amount, if any, that Grand River previously paid such dissenting Grand River shareholder. The court will assess the costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, against Grand River, except that the court may assess costs against all or some of the dissenting Grand River shareholders, in amounts the court finds equitable, to the extent the court finds the dissenting Grand River shareholders acted arbitrarily, vexatiously or not in good faith in demanding payment under the Dissenters’ Rights Statute. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, against Grand River or one or more of the dissenting Grand River shareholders.
You must do all of the things described in this “Dissenters’ Rights” section and as set forth in the MBCA in order to assert and preserve your dissenters’ rights and to receive the fair value of your shares in cash (as determined in accordance with the Dissenters’ Rights Statute). If you do not follow each of the steps as described above, you will have no right to receive cash for your shares as provided in the MBCA, and you will only be entitled to receive the merger consideration as provided in the merger agreement. In view of the complexity of these provisions of Michigan law, shareholders of Grand River who are considering exercising their dissenters’ rights should consult their legal advisors.

THE MERGER AGREEMENT
This section of the proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this document and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about Isabella or Grand River. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Isabella makes with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page [•] of this proxy statement/prospectus.
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Isabella and Grand River contained in this proxy statement/prospectus or in the public reports of Isabella filed with the SEC may supplement, update or modify the factual disclosures about Isabella and Grand River contained in the merger agreement. The merger agreement contains representations and warranties by Grand River, on the one hand, and by Isabella and Merger Sub, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by Isabella, Merger Sub, and Grand River were made solely for the benefit of the parties to the merger agreement and are qualified and subject to important limitations agreed to by Isabella, Merger Sub, and Grand River in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from those generally applicable to shareholders and reports and documents filed by Isabella with the SEC, and some are qualified by the matters contained in the confidential disclosure schedules that Isabella and Grand River each delivered in connection with the merger agreement and certain documents filed by Isabella with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Isabella and Grand River at the time they were made or otherwise.
Structure of the Merger
Each of Isabella’s and Grand River’s respective board of directors has unanimously approved and adopted the merger agreement. In the merger, Merger Sub will merge with and into Grand River, with Grand River as the surviving entity. In the second step merger, which will occur immediately following the merger, Grand River, as the surviving entity of the merger, will merge with and into Isabella, with Isabella as the surviving entity. Immediately following the second step merger, Grand River Bank will merge with and into Isabella Bank, with Isabella Bank as the surviving entity.
Prior to the consummation of the merger, Isabella and Grand River may, by mutual agreement, change the method or structure of effecting the combination of Isabella and Grand River if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that no such change may (a) alter or change the per share stock consideration or the amount of per share cash consideration per share of Grand River common stock, (b) adversely affect the tax treatment of holders of Grand River common stock or Isabella common stock pursuant to the merger agreement, (c) adversely affect the tax treatment of Grand River or Isabella pursuant to the merger agreement, or (d) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner.

Merger Consideration
Upon the terms and subject to the conditions of the merger agreement, at the effective time, each share of Grand River common stock issued and outstanding immediately prior to the effective time, other than certain shares held by Grand River or Isabella or dissenting shares, will be converted into the right to receive, at the election of the holder thereof, and subject to adjustment and proration, as applicable, (i) an amount of cash equal to the quotient of (A) $18,262,391 divided by (B) the product obtained by multiplying (x) the number of shares of Grand River common stock issued and outstanding as of the effective time by (y) 0.35 rounded to the nearest cent, or (ii) the number of shares of Isabella common stock, multiplied by the exchange ratio.
The exchange ratio is defined in the merger agreement as a number, as adjusted, of shares of Isabella common stock equal to the quotient of (A) 839,003 shares of Isabella common stock, divided by (B) the difference of (1) the aggregate number of shares of Grand River common stock issued and outstanding immediately prior to the effective time, other than certain shares held by Grand River or Isabella or dissenting shares, minus (2) the cash conversion number, rounded to the nearest ten thousandth. Based on the assumption that 9,136,529 shares of Grand River common stock are expected to be issued and outstanding as of the effective time, the per share cash consideration to be paid is estimated to be approximately $5.71 and the exchange ratio is estimated to be 0.1413.
Additionally, the aggregate cash consideration is subject to reduction as follows: if, as of the third business day prior to the closing date, Grand River’s total shareholders’ equity calculated on a consolidated basis and in accordance with GAAP and adjusted to exclude: (i) certain Grand River expenses, as described further below, (ii) any accounting charges, solely to the extent taken at the written request of Isabella subsequent to the date of the Agreement and (iii) Grand River’s accumulated other comprehensive income, on a consolidated basis with Grand River Bank, is less than $45.7 million, then the aggregate cash consideration will be reduced on a dollar for dollar basis, by an amount equal to the difference between $45.7 million and the actual adjusted shareholders’ equity as of such date. Grand River expenses mean the reasonable estimate, determined in good faith by Grand River and set forth in the Grand River disclosure schedules, of the costs and expenses that Grand River and its Subsidiaries reasonably expect to pay or accrue in connection with the mergers and the other transactions contemplated by the merger agreement, including without limitation: (i) the amount of any costs, fees, expenses and commissions payable to any broker, finder, financial advisor or investment banking firm in connection with the merger agreement or the transactions contemplated hereby, (ii) the amount of all legal and accounting fees and other expenses incurred in connection with the negotiation, execution or performance of the merger agreement or the consummation of the transactions contemplated thereby, (iii) the amount of any costs, fees, expenses, contract payments, penalties or liquidated damages paid or accrued in connection with the termination of contracts by Grand River or Grand River Bank, including any and all expenses charged by Grand River or Grand River Bank’s service, software or technology company providers or vendors, including for deconversion and release of records, electronic or otherwise, (iv) the amount of any payments to be made or accrued pursuant to any existing employment, change in control, salary continuation, deferred compensation or other similar agreements or arrangements or severance, noncompetition, retention or bonus arrangements between Grand River or Grand River Bank and any other person and in excess of the applicable amount accrued for any such payment in accordance with GAAP on Grand River’s consolidated balance sheet in the ordinary course of business and consistent with past practice, (v) the premium or additional cost or expense incurred to purchase the “tail” policy pursuant to the merger agreement, and (vi) other amounts mutually agreed upon in writing by Isabella and Grand River.
Each Grand River shareholder’s election is subject to proration provisions described in this proxy statement/prospectus that may modify the shareholder’s election, to ensure that 35% of the outstanding shares of Grand River common stock (other than certain shares held by Grand River or Isabella or dissenting shares) are exchanged for cash and 65% of the outstanding shares of Grand River common stock are exchanged for shares of Isabella common stock.
No guarantee can be made that you will receive solely cash or solely stock, if you so elect. As a result of the proration provisions and other limitations described in this document and in the merger agreement, you may receive Isabella common stock or cash in amounts that vary from the amounts you elect to receive. The proportion of stock and cash to be issued in the mergers is also subject to potential adjustment if the merger and the second step merger, taken together, fail to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code.
If, prior to the effective time, the outstanding shares of Isabella common stock or Grand River common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio to give Isabella and Grand River shareholders the same economic effect as contemplated by the merger agreement prior to such event.
Proration
Grand River shareholders who make no election to receive cash or Isabella common stock in the merger, and Grand River shareholders who do not make a valid election, will be deemed not to have made an election. Shareholders not making an election will be paid in accordance with the proration procedures described below.
The number of shares of Grand River common stock to be converted into per share cash consideration in the merger will be 35% of the outstanding shares of Grand River common stock (excluding shares of Grand River common stock to be canceled in accordance with the terms of the merger agreement). The remaining 65% of shares of Grand River common stock will be converted into shares of Isabella common stock. Therefore, elections are subject to certain proration and other provisions to preserve this requirement regarding the number of shares of Grand River common stock to be converted into cash in the merger.
If the Grand River shareholders’ elections would result in more than 35% of the outstanding shares of Grand River common stock (excluding shares of Grand River common stock to be canceled in accordance with the terms of the merger agreement) being exchanged for cash, then all Grand River shareholders who elected to receive stock consideration or who did not make an election will receive stock consideration, and all shareholders who have elected to receive cash consideration will receive the following:
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a number of shares of Isabella common stock (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares for which such shareholder made elections to receive the per share cash consideration and (ii) a fraction, the numerator of which is the amount by which (a) the number of shares for which all Grand River shareholders made elections to receive cash consideration exceeds (b) the maximum number of shares of Grand River common stock to be converted into per share cash consideration, and the denominator of which is the number of shares for which elections were made to receive the per share cash consideration, and the right to receive per share cash consideration for the remaining number of such shareholder’s shares.

If the Grand River shareholders’ elections would result in less than 35% of the outstanding shares of Grand River common stock (excluding shares of Grand River common stock to be canceled in accordance with the terms of the merger agreement) being exchanged for cash, then all Grand River shareholders who elected to receive the per share cash consideration will receive the per share cash consideration, and all Grand River shareholders who have elected to receive per share stock consideration will receive the following:
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an amount of per share cash consideration in respect to the number of shares of Isabella common stock elected to be received (rounded to the nearest whole share) equal to the product obtained by multiplying: (i) the number of shares for which Grand River shareholders made elections to receive per share stock consideration and (ii) a fraction, the numerator of which is the amount by which (a) the maximum number of shares of Grand River common stock to be converted into per share cash consideration exceeds (b) the number of shares for which all Grand River shareholders made an election to receive per share cash consideration and the denominator of which is the sum of (i) the total number of shares for which elections were made to receive the per share stock consideration plus (ii) the total number of shares for which no elections were made, with the remaining number of such holder’s shares for which elections to receive stock consideration were made, being converted into the right to receive per share stock consideration for the remaining number of such shareholder’s shares.

If the Grand River shareholders’ elections would result in less than 35% of the outstanding shares of Grand River common stock (excluding shares of Grand River common stock to be canceled in accordance with the terms of the merger agreement) being exchanged for cash, then all Grand River shareholders who did not make an election will receive the following:
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an amount of per share cash consideration in respect to the number of shares of Isabella common stock for which no election was made (rounded to the nearest whole share) equal to the product obtained by multiplying: (i) the number of shares for which no elections were made and (ii) a fraction, the numerator of which is the amount by which (a) the maximum number of shares of Grand River common stock to be converted into per share cash consideration exceeds (b) the number of shares for which all Grand River shareholders made an election to receive per share cash consideration, and the denominator of which is the sum of (i) the total number of shares for which elections were made to receive the per share stock consideration plus (ii) the total number of shares for which no elections were made, with the remaining number of such holder’s shares for which no elections were made being converted into the right to receive per share stock consideration for the remaining number of such shareholder’s shares.

Dissenters’ Rights
Holders of Isabella common stock do not have appraisal rights under the MBCA with respect to the transactions contemplated by this proxy statement/prospectus.
Grand River shareholders are entitled to exercise dissenters’ rights with respect to the merger under Section 762 of the MBCA. Any shareholder who wishes to exercise dissenters’ rights must strictly comply with the procedures set forth in Sections 761 through 774 of the MBCA. A copy of Sections 761 through 774 of the MBCA is attached as Annex B to this proxy statement/ prospectus. The express procedures of Sections 761 through 774 must be followed precisely, otherwise a holder of Grand River common stock will lose their right to dissent. Further, the “fair value” of Grand River common stock may require judicial proceedings to be determined, the results of which cannot be predicted. Thus, we cannot assure that holders of Grand River common stock choosing to exercise appraisal rights will receive consideration equal to or greater than the value of the merger consideration paid to them following completion of the merger.
Fractional Shares
Isabella will not issue any fractional shares of Isabella common stock in the merger. Instead, Isabella will pay to each former holder of Grand River common stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent). This cash amount will be determined by multiplying (i) the average of the closing-sale prices of Isabella common stock on Nasdaq for the consecutive period of five (5) full trading days ending on the day preceding the merger closing date by (ii) the fraction of a share (after taking into account all shares of Grand River common stock held by such holder immediately prior to the effective time and rounded to the nearest one thousandth when expressed in decimal form) of Isabella common stock which such holder would otherwise be entitled to receive.
Governing Documents
The articles of incorporation and bylaws of Isabella, as in effect immediately prior to the second step merger effective time, will be the articles of incorporation and bylaws of the surviving entity until it may thereafter be amended in accordance with its terms and applicable law.
Treatment of Grand River Equity Awards
The merger agreement provides that, at the effective time, each Grand River stock option granted under the Grand River stock plans that is outstanding immediately prior to the effective time will be cancelled and automatically converted into the right to receive a cash payment equal to (i) the number of shares of voting Grand River common stock subject to such Grand River stock option at the effective time, multiplied by (ii) the amount by which the per share cash consideration exceeds the per share exercise price of such Grand River stock option, less applicable taxes and tax withholdings and without interest. Notwithstanding the foregoing, if the per share exercise price for a Grand River stock option immediately prior to the effective time is equal to or in excess of the per share cash consideration, such Grand River stock option will be cancelled at the effective time in exchange for no consideration.
Upon the terms and subject to the conditions of the merger agreement, each Grand River restricted stock award shall fully vest and shall have the treatment set forth in the merger agreement applicable to shares of voting Grand River common stock.
Closing and Effective Time of the Merger
The merger will become effective at such date and time specified in the articles of merger to be filed with the Department of Licensing and Regulatory Affairs of the State of Michigan on the closing date. The closing will occur remotely by electronic exchange of documents at 10:00 a.m., Eastern time on (i) the first business day of the month immediately following the date on which all of the conditions set forth in the merger agreement are satisfied (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver thereof); or (ii) at such other date, time or place as Isabella and Grand River may mutually agree upon, in writing, after all such conditions have been satisfied or, if permitted by applicable law, waived (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver thereof) (referred to herein as the “Closing Date”).
Election Procedures for Shareholders; Surrender of Stock Certificates
Election and Exchange Procedures
If you own Grand River common stock, you will soon receive under separate cover an election form (the “form of election”). The form of election entitles the record holder of Grand River common stock to specify (a) the number of shares of Grand River common stock owned by such holder for which the holder elects to receive the per share stock consideration and (b) the number of shares of Grand River Common Stock owned by such holder of Grand River Common Stock with respect to which such holder elects to receive the per share cash consideration. If no election is made, then such holder shall receive the per share stock consideration or the per share cash consideration as outlined above.
To make an effective election, a shareholder of record must submit a properly completed election form to [•], which will be acting as the exchange agent, on or before 5:00 p.m., Eastern time, on the 25th calendar day following the date the form of election is mailed to Grand River shareholders (the “election deadline”). You may change or revoke your election at any time prior to the election deadline by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed, revised election form. You may revoke your election by written notice received by the exchange agent prior to the election deadline. All elections will be revoked automatically if the merger agreement is terminated.
You may not revoke or change your elections following the election deadline.
If you do not submit a properly completed form of election or revoke your form of election prior to the election deadline, your shares of Grand River common stock will be designated as non-election shares and you will receive per share stock consideration or per share cash consideration as outlined above. At least one business day prior to the effective time, Isabella will deposit with the exchange agent (i) certificates, or at Isabella’s option, evidence of shares in book-entry form, representing the shares of Isabella common stock, sufficient to pay the aggregate stock consideration, and (ii) an aggregate amount of cash sufficient to pay the aggregate cash consideration and the estimated amount of cash to be paid in lieu of fractional shares of Isabella common stock, each to be given to the holders of Grand River common stock in exchange for certificates. No later than five business days following the effective time, the exchange agent will mail to each holder of record of Grand River certificates who did not surrender, or who improperly surrendered such share certificates to the exchange agent and who was, immediately prior to the effective time of the merger, a holder of record of Grand River common stock advising such holders of the effectiveness of the merger, including a letter of transmittal, in a form reasonably satisfactory to Isabella and Grand River, containing instructions for use in surrendering the shareholder’s certificates in exchange for the merger consideration and any cash in lieu of fractional shares. Upon surrendering his or her certificate(s) representing shares of Grand River common stock, together with the signed letter of transmittal, the Grand River shareholder shall be entitled to receive, as applicable (a) a certificate, or at the election of Isabella, a statement reflecting shares issued in book-entry form, representing the number of whole shares of Isabella common stock that such holder is entitled, and (b) a check in the amount equal to the sum of (A) the cash portion of the merger consideration that such holder has the right to receive in respect of such certificate surrendered, (B) any cash in lieu of fractional shares, and (C) any dividends or other distributions that such holder is entitled, and the certificate so surrendered shall forthwith be canceled. You will not be paid dividends or other distributions declared after the merger with respect to any Isabella common stock into which your shares of Grand River common stock have been converted until you surrender your Grand River common stock for exchange. No interest will be paid or accrue to Grand River shareholders with respect to any property to be delivered upon surrender of your Grand River stock certificates. After the effective time of the merger, there will be no further transfers of the Grand River common stock.
If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and certify that they were lost, stolen or destroyed before you receive any consideration for your shares.
If any portion of the merger consideration is to be paid to persons other than the person in whose name the certificate for shares of Grand River common stock is registered, it is a condition of payment that the certificate be properly endorsed or otherwise be in proper form for transfer and that the person requesting the payment either:
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inform the exchange agent, pursuant to an agreement entered into prior to the closing, whether any transfer or other taxes are required by reason of the payment to a person other than the registered holder of the certificate surrendered, or

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establish to the reasonable satisfaction of the exchange agent that the tax has been paid or is not payable.

Any portion of the merger consideration made available to the exchange agent that remains unclaimed by Grand River shareholders twelve months after the effective time of the merger may be returned to Isabella. Grand River shareholders who have not exchanged their shares of Grand River Common Stock for the merger consideration in accordance with the merger agreement before that time may look only to Isabella for payment of the merger consideration for these shares, cash in lieu of fractional shares and any unpaid dividends or distributions with respect to Isabella common stock payable upon due surrender of the certificates. In any event, Isabella and the exchange agent will not be liable to any Grand River shareholder for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.
Withholding
Isabella, as the surviving entity, will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from the merger consideration and any cash in lieu of fractional shares, any dividends or distributions or any other consideration payable under the merger agreement to any holder of Grand River common stock or Grand River equity awards, the amounts it is required to deduct and withhold under the Code or any provision of state, local, or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, such amounts will be treated for all purposes of the merger agreement as having been paid to the holder from whom they were withheld.
Dividends and Distributions
No dividends or other distributions declared with respect to Isabella common stock will be paid to the holder of any unsurrendered old certificate representing shares of Grand River common stock until the holder surrenders such old certificate in accordance with the merger agreement. After the surrender of an old certificate representing shares of Grand River common stock in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which theretofore had become payable with respect to the whole shares of Isabella common stock, which the shares of Grand River common stock represented by such old certificate have been converted into the right to receive under the merger agreement.

Representations and Warranties
The merger agreement contains representations and warranties made by Isabella and Merger Sub to Grand River and Grand River to Isabella and Merger Sub relating to a number of matters, including the following:
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corporate matters, including due organization and qualification and subsidiaries;

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capitalization, including with respect to stock options and other equity awards;

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authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the mergers;

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required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the mergers;

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reports to regulatory agencies;

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financial statements, internal controls, books and records, and absence of undisclosed liabilities;

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broker’s fees payable in connection with the merger;

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the absence of certain changes or events;

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legal proceedings;

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tax matters;

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employee matters and employee benefit matters;

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compliance with applicable laws;

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agreements with regulatory agencies;

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risk management instruments;

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environmental matters;

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investment securities and commodities;

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real property;

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intellectual property and computer systems;

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inapplicability of takeover statutes;

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absence of action or circumstance that would prevent the merger and second step merger, taken together, from qualifying as a reorganization under Section 368(a) of the Code;

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the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents;

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loan portfolio matters;

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insurance matters;

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no investment advisor subsidiaries or broker-dealer subsidiaries; and

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the absence of additional representations or warranties.

The merger agreement contains additional representations and warranties made by Grand River with respect to:
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certain contracts;

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related party transactions;

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subordinated indebtedness; and

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an opinion from the Grand River financial advisor.

The merger agreement contains an additional representation and warranty made by Isabella with respect to no financing required to fund the payment of the aggregate cash consideration.
The representations and warranties in the merger agreement are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules delivered by each of Isabella and Grand River, and (ii) with respect to representations and warranties by Isabella and Merger Sub, qualified by the reports of Isabella filed with the SEC during the period from January 1, 2022 through the time prior to the execution and delivery of the merger agreement (excluding, in each case, any risk factor disclosures in the “Risk Factors” section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).
In addition, certain representations and warranties of Isabella, Merger Sub and Grand River are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either Isabella or Grand River, or Isabella as the surviving entity in the second step merger, means any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole or (ii) the ability of such party to timely consummate the transactions contemplated by the merger agreement.
However, with respect to clause (i), a material adverse effect will not be deemed to include the impact of:
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changes, after the date of the merger agreement, in GAAP or applicable regulatory accounting requirements;

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changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

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changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries;

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changes, after the date of the merger agreement, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event;

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public disclosure of the execution of the merger agreement, public disclosure or consummation of the transactions contemplated by the merger agreement (including any effect on a party’s relationships with its customers, vendors or employees) or actions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement;

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a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (provided that the underlying causes of such decline or failure may be taken into account in determining whether a material adverse effect has occurred); or

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the expenses incurred by Isabella and Grand River in negotiating, documenting, effecting and consummating the transactions contemplated by the merger agreement; except, with respect to the first, second, third and fourth bullets described above, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

The representations and warranties in the merger agreement do not survive the effective time.
Covenants and Agreements
Conduct of Businesses Prior to the Consummation of the Merger
Prior to the effective time (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement (including as set forth in the confidential disclosure schedules), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain specified exceptions, each of Isabella and Grand River will, and will cause its subsidiaries to (a) conduct its business in the ordinary course in all material respects and consistent with past practice, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of either Isabella or Grand River to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its respective covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis.
Additionally, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, Grand River will not take, and will not permit any of its subsidiaries to, without the prior written consent of Isabella (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:
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other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months and (ii) deposits or other customary banking products such as letters of credit, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Grand River or any of its wholly-owned subsidiaries to Grand River or any of its wholly-owned subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

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adjust, split, combine or reclassify any capital stock;

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make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except in each case, (A) dividends paid by any of the subsidiaries of Grand River to Grand River or any of its wholly owned subsidiaries, or (B) the acceptance of shares of Grand River common stock as payment for withholding taxes or exercise price incurred in connection with the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

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grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of Grand River or any of its subsidiaries;

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issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of Grand River or its subsidiaries other than the Grand River 2026 Convertible Debt, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of Grand River or its subsidiaries, except pursuant to the vesting or settlement of Grand River equity awards in accordance with their terms;

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sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, deposits or assets or any business to any individual, corporation or other entity other than a wholly-owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of the merger agreement;

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except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property, deposits or assets of any other person, in each case, other than a wholly- owned subsidiary of Grand River;
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in each case except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any Grand River contract or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms to Grand River, or enter into any contract that would constitute a Grand River contract if it were in effect on the date of the merger agreement;

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except as required under the terms of any Grand River benefit plan existing as of the date of the merger agreement, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, practice, policy, contract or arrangement for the benefit or welfare of any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) that would be a Grand River benefit plan if in effect on the date of the merger agreement, (ii) amend (whether in writing or orally) any Grand River benefit plan, except to comply with applicable law or the merger agreement, (iii) increase the compensation or benefits payable to any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual), except for wage increases in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, (v) grant or accelerate the vesting of any equity or equity-based awards or other compensation, (vi) negotiate or enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target total annual compensation is greater than $100,000, other than for cause (as determined in the ordinary course of business and consistent with past practice), (ix) hire or promote any officer, employee, independent contractor or consultant who has target total annual compensation greater than $100,000, or (x) waive, release or limit any restrictive covenant obligation of any current or former employee or contractor of Grand River or any of its subsidiaries;

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settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $100,000 individually or in the aggregate, and that would not impose any material restriction on the business of Grand River or its subsidiaries or the surviving entity;

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knowingly take action that would prevent or impede the mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

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amend its articles of incorporation, its bylaws or comparable governing documents of its subsidiaries;

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materially restructure or materially change its investment securities, derivatives, wholesale funding or BOLI portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

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implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

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enter into any new line of business;

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make any construction or land development loan in excess of $1,000,000 or make any other loan or extension of credit or grant additional credit to a current borrower, except in each case, in the ordinary course of business consistent with past practice; provided that any new individual unsecured loan or unsecured extension of credit, or grant of additional unsecured credit to an existing borrower, in each case, in excess of $250,000 (as to additional credit, such that the total credit exposure is in excess of such amount) that is not as of the date hereof approved and committed (a schedule of which approved and committed loans has been made available to Isabella), and any new individual secured loan or secured extension of credit or grant of additional secured credit to an existing borrower (without regard to type of collateral or method of security), in each case, in excess of $2,000,000 (as to additional credit, such that the total credit exposure is in excess of such amount) that is not as of the date hereof approved and committed (a schedule of which approved and committed loans has been made available to Isabella) shall require the prior written approval of the Chief Credit Officer of Isabella or another officer designated in writing by Isabella, which approval or rejection shall be given in writing (e-mail to suffice) within three (3) business days after the loan package is delivered by email or other written form of delivery to such individual or it shall be deemed approved;
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take any action that is intended or expected to result in any of representations and warranties set forth in the merger agreement being or becoming untrue in any material respect, or in any of the conditions to the mergers set forth in the merger agreement not being satisfied, or in a violation of any provision of the merger agreement;

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merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any of its subsidiaries;

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make any material changes in policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, buying or selling rights to service loans, (ii) investment, deposit pricing, risk and asset liability management or other banking and operating matters (including any change in the maximum ratio or similar limits as a percentage of capital exposure applicable with respect to the loan portfolio or any segment thereof) or (iii) hedging, in each case, except as required by law or requested by a governmental entity;

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make, or commit to make, any capital expenditures, except for capital expenditures in the ordinary course of business in amounts not exceeding $50,000 individually or $100,000 in the aggregate;

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make, change or revoke any material tax election, adopt or change any material tax accounting method, file any material amended tax return, settle or compromise any tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material tax claim or assessment, grant any power of attorney with respect to material taxes, surrender any right to claim a refund of material taxes, enter into any closing agreement with respect to any material tax or refund or amend any material tax return;

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make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

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materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets; or

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agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

Additionally, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, Isabella will not take, and will not permit any of its subsidiaries to, without the prior written consent of Grand River (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:
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adjust, split, combine or reclassify any capital stock;

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knowingly take action that would prevent or impede the mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

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amend its articles of incorporation, its bylaws or comparable governing documents of its subsidiaries in a manner that would materially and adversely affect the holders of Grand River common stock, as prospective holders of Isabella common stock relative to other holders of Isabella common stock;

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implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

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knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of Isabella or its subsidiaries to obtain any necessary approvals of any regulatory agency or governmental entity required for the transactions contemplated hereby or by the bank merger agreement or to perform its covenants and agreements under the merger agreement or the bank merger agreement or to consummate the transactions contemplated hereby or thereby;

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take any action that is intended or expected to result in any of its representations and warranties set forth in the Merger Agreement being or becoming untrue in any material respect, or in any of the conditions to the Mergers not being satisfied, or in a violation of any provision of the Merger Agreement, provided nothing in the Merger Agreement shall be construed to limit or prohibit Isabella from issuing additional shares of common stock or issuing debt securities prior to the Closing; or

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agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

Regulatory Matters
Isabella and Grand River have agreed to cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, use their reasonable best efforts to make such filings within sixty (60) days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities.
Each of Isabella and Grand River has agreed to use its reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated thereby. However, in no event will Grand River or Isabella, or any of their respective subsidiaries be required, and neither Grand River or Isabella, nor any of their respective subsidiaries will be permitted (without the written consent of Isabella), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, waivers, approvals and authorizations of governmental entities or regulatory agencies that would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, results of operations of financial condition of the surviving entity Isabella and its subsidiaries, taken as a whole, after giving effect to the mergers and the bank merger.
Isabella and Grand River have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the mergers, the bank merger and the other transactions contemplated by the merger agreement, as well as to consult with each other and keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.
To the extent permitted by applicable law, Isabella and Grand River have also agreed to promptly advise each other upon receiving any communication from any governmental entity whose consent, waiver or approval is required for consummation of the transactions contemplated by this merger agreement that causes such party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such approval will be materially delayed.
Employee Matters
The merger agreement provides that employees of Grand River and its subsidiaries that are employed by the surviving entity (“continuing employees”) as of the effective time will receive base salaries and wages that are substantially comparable in the aggregate to the base salaries and wages provided to similarly situated employees of Isabella and its subsidiaries, or that are at least substantially comparable to no less than the base salaries and wages provided by Grand River or its subsidiaries to such continuing employees immediately prior to the effective time.
During the period from the effective time to the first anniversary thereof, all continuing employees will receive employee benefits and health insurance that are substantially similar in the aggregate to the employee benefits and health insurance provided to similarly situated employees of Isabella and its subsidiaries, except for any defined benefit pension plan. Until Isabella fully integrates continuing employees into its, or the surviving entity’s, plans, Isabella may provide such continuing employees with employee benefits and health insurance that are substantially comparable in the aggregate to the employee benefits and health insurance provided by Grand River or its subsidiaries to such continuing employees immediately prior to the effective time.
The merger agreement also provides that employees of Grand River and its subsidiaries may be offered retention incentives by either Isabella or Grand River as an incentive to remain employed by Grand River through, or by Isabella following, the closing date. Such designated employees will enter into retention agreements to be provided by Isabella and reasonably acceptable to Grand River.
The merger agreement also provides that Isabella or the surviving entity shall assume and honor all employment and change in control agreements that Grand River and its subsidiaries have with their current and former officers, directors and employees as listed in the Grand River Disclosure Schedule, with it being understood that all transactions contemplated by the Merger Agreement constitute a “change in control” for purposes of such employment and change in control agreements and other Grand River Benefit Plans. Grand River and D. Drew Ysseldyke shall enter into an amendment to the executive’s employment agreement and Isabella, Grand River Bank and Robert P. Bilotti shall enter into a waiver agreement, and the amendment and waiver agreement was signed and dated by the parties on the same date that the merger agreement was executed.
The merger agreement also provides that, with respect to any employee benefit plans of Isabella or subsidiaries in which any continuing employees become eligible to participate on or after the Effective Time (the “new plans”), Isabella shall or shall cause the surviving entity to use commercially reasonable best efforts to:
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waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such continuing employees and their eligible dependents under any new plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Grand River benefit plan);

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provide each such continuing employee and their eligible dependents with credit for any co-payments and deductibles paid during the year in which the closing date occurs prior to the effective time under a Grand River benefit plan (to the same extent that such credit was given under the analogous Grand River benefit plan prior to the effective time) in satisfying any applicable deductible or out-of-pocket requirements under any new plans; and

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recognize all service of such continuing employees with Grand River and its subsidiaries for all purposes in any new plan to the same extent that such service was taken into account under the analogous Grand River benefit plan prior to the effective time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

The merger agreement provides that, unless Isabella and Grand River mutually agree otherwise, no later than five (5) days prior to the closing date, effective as of the business day immediately preceding the closing date and contingent upon the consummation of the mergers, Grand River shall terminate the Grand River 401(k) Plan. At least five (5) business days prior to the closing date, Grand River shall provide Isabella with resolutions adopted by Grand River’s board of directors terminating the Grand River 401(k) Plan, the form and substance of which shall be subject to the prior written approval of Isabella, which will not be unreasonably withheld. Isabella and Grand River shall take any and all actions as may be required, including amendments to any Isabella 401(k) Plan, to permit the continuing employees who are then actively employed to make rollover contributions to the Isabella 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in the form of cash, in kind benefits (if permitted by the Isabella 401(k) Plan), outstanding participant loans or a combination thereof.
As of the effective time, Isabella will (i) assume and honor any vacation or personal time off (excluding sick leave) (“PTO”) that has accrued but is unused under the applicable policies of Grand River and its subsidiaries (including any PTO carried over from a prior year in accordance with Grand River’s PTO policies); (ii) provide additional accruals to continuing employees following the effective time under the PTO policy of Isabella in the same manner as provided to similarly situated employees of Isabella or its Subsidiaries, and (iii) recognize all service of any continuing employee with Grand River and its subsidiaries for purposes of determining PTO under the Isabella PTO Policy.
To each eligible continuing employee who is not covered by an employment, change in control or similar agreement or plan which provides for severance or similar payments whose employment is terminated without cause on or within six (6) months following the Closing Date, Isabella shall or shall cause the surviving entity to provide severance benefits upon such eligible continuing employees’ execution and non-revocation of a release of claims against Isabella.
Nothing in the Merger Agreement will confer upon any employee, officer, director, independent contractor or consultant of Grand River or any of its Subsidiaries or affiliates any right to continue in the employ or service of the surviving entity, Grand River, Isabella or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the surviving entity, Grand River, Isabella or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Grand River or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in the Merger Agreement shall be deemed to (i) establish, amend, or modify any Grand River Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the surviving entity or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Grand River Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time.
Director and Officer Indemnification and Insurance
The merger agreement provides that for a period of six (6) years after the effective time, Isabella, as the surviving entity in the merger, will indemnify and hold harmless all present and former directors and officers of Grand River and its subsidiaries against, and will advance expenses as incurred to such persons in respect of, all costs and liabilities arising out of the fact that such person is or was a director or officer of Grand River or its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time of the mergers, including the transactions contemplated by the merger agreement, in each case to the extent (subject to applicable law) such persons are indemnified or entitled to such advancement of expenses as of the date of the merger agreement by Grand River pursuant to the Grand River or Grand River Bank articles of incorporation and bylaws; provided, that in the case of advancement of expenses, any such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
The merger agreement requires Isabella, as the surviving entity in the merger, to maintain for a period of up to six (6) years after the effective time, “tail” coverage relating to Grand River’s existing directors’ and officers’ liability insurance policy, in such amount and with terms and conditions that are no less advantageous than the directors and officers liability policy of Grand River as of the date of the merger agreement. Isabella, however, is not required to spend annually more than two hundred and fifty percent (250%) of the current premium for Grand River’s existing directors and officers liability insurance policy, which we refer to as the premium cap, however, if Isabella is unable to obtain and maintain such policy as a result of such limitations, it will obtain as much comparable insurance as is available at such time for the premium cap. Isabella may substitute for the tail coverage policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous with respect to claims arising from facts or circumstances which occur prior to the effective date of the merger covering persons who are covered by such insurance immediately prior to the effective date.
Certain Additional Covenants
The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this proxy statement/prospectus, obtaining required consents, the listing of the shares of Isabella common stock to be issued in the merger, access to information of the other company, advice of changes, exemption from takeover restrictions, shareholder litigation relating to the transactions contemplated by the merger agreement, the treatment of Grand River’s obligations under the Grand River subordinated notes due 2030, coordination and cooperation between the parties prior to the effective time, public announcements with respect to the transactions contemplated by the merger agreement, the continued

actions to dissolve Grand River Mortgage, LLC, a Michigan limited liability company and wholly-owned subsidiary of Grand River, Grand River maintaining its allowance for credit losses and not reducing its ratio of allowance for credit losses to total loans to less than 112%, and Grand River’s obligations related to the meeting of Grand River’s shareholders to be held in connection with approving the amendment to Grand River’s articles of incorporation to create a class of non-voting common stock of Grand River.
Combined Company Governance
As of the effective time, the current directors and executive officers of Isabella and Isabella Bank will continue to serve as the surviving entities’ directors and executive officers, provided that Isabella will appoint D. Drew Ysseldyke, as Market President of Isabella Bank.
Grand River Meeting; Recommendation of Grand River’s Board of Directors
Grand River has agreed to call a meeting of its shareholders for the purpose of voting upon the approval of the merger agreement as soon as reasonably practicable but no later than forty-five (45) days after this Registration Statement on Form S-4 is declared effective. Such meeting may be held virtually, subject to applicable law and the organizational documents of Grand River.
Grand River and its board of directors have agreed to use reasonable best efforts to obtain the requisite vote from Grand River’s shareholders, including by communicating to shareholders the Grand River board’s recommendation that shareholders approve the merger agreement (the “board recommendation”). Grand River and its board of directors have agreed to not (i) withhold, withdraw, modify or qualify in a manner adverse to Isabella the board recommendation, (ii) fail to make the board recommendation, (iii) adopt, approve, recommend or endorse an acquisition proposal (as defined in “— Agreement Not to Solicit Other Offers” below) or publicly announce an intention to adopt, approve, recommend or endorse an acquisition proposal, (iv) fail to publicly and without qualification (a) recommend against any acquisition proposal or (b) reaffirm the board recommendation within ten (10) business days (or such fewer number of days as remains prior to the Grand River shareholder meeting) after an acquisition proposal is made public or any request by Isabella to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “recommendation change”).
However, subject to certain termination rights described in “— Termination of the Merger Agreement” below, if the Grand River board of directors, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the board recommendation, then, prior to the receipt of the requisite Grand River vote, the board of directors may submit the merger agreement to its shareholders without the board recommendation and may communicate the basis for its lack of a recommendation to its shareholders to the extent required by law, provided that (i) such action is taken in response to an acquisition proposal that is not withdrawn as of the time of taking such action and such acquisition proposal constitutes a superior proposal and did not result from a breach by Grand River, and (ii) Grand River’s board of directors (A) gives Isabella at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the events or circumstances giving rise to its determination to take such action (including the basis for determining that such acquisition proposal constitutes a superior proposal and the latest material terms and conditions of, and the identity of the third party making, any such acquisition proposal, or any amendment or modification thereof), (B) during such three (3) business day period, Grand River has considered and negotiated (and has caused its representatives to consider and negotiate) with Isabella in good faith (to the extent that Isabella desires to so negotiate) regarding any adjustments or modifications to the terms and conditions of the merger agreement, and (C) at the end of such period, takes into account any amendment or modification to the merger agreement proposed by Isabella (if applicable) and, after receiving the advice of Grand River’s outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that (x) it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the board recommendation, and (y) such acquisition proposal continues to constitute a superior proposal.
Subject to applicable law, Grand River must adjourn or postpone the Grand River special meeting if, as of the time for which such meeting is originally scheduled there are insufficient shares of Grand River common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Grand River has not received proxies representing a sufficient number of shares necessary to obtain the requisite Grand River vote, and subject to the terms and conditions of the merger agreement, Grand River must continue to use reasonable best efforts to solicit proxies from its shareholders in order to obtain the requisite Grand River shareholder vote; provided, however, that Grand River will not be required to adjourn or postpone the Grand River special meeting more than two (2) times.
Agreement Not to Solicit Other Offers
Grand River has agreed that it will, and will cause its subsidiaries and officers, directors, employees, agents, advisors and representatives to, immediately cease, and cause to be terminated, any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than Isabella with respect to any acquisition proposal.
Grand River has agreed that it will not, and will cause its subsidiaries and officers, directors, employees, agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal, other than its representatives and Isabella and Isabella’s representatives, or (iv) unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with the merger agreement) in connection with or relating to any acquisition proposal.
For purposes of the merger agreement, an “acquisition proposal” means, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of Grand River and its subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of Grand River or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Grand River, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of Grand River or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Grand River, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Grand River or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of Grand River.
For purposes of the merger agreement, a “superior proposal” means, with respect to Grand River, any unsolicited bona fide written offer or proposal made by a third party to consummate an acquisition proposal that Grand River’s board of directors determines in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors); (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Grand River’s common stock or all, or substantially all, of the assets of Grand River; (ii) would result in a transaction that (a) involves consideration to the holders of the shares of Grand River’s common stock that is, after accounting for payment of the termination fee that may be required (as described below in “—Termination Fee”), more favorable from a financial point of view than the merger consideration to be paid to Grand River’s shareholders pursuant to the merger agreement, considering, among other things, the nature of the consideration being offered, and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond, or in addition to, those specifically contemplated by the merger agreement, and which proposal is not conditioned upon obtaining financing, and (b) is, in light of the other terms of such proposal, more favorable to Grand River’s shareholders than the merger and the other transactions contemplated by the merger agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case, taking into account all legal, financial, regulatory and other aspects of the acquisition proposal.

However, in the event that after the date of the merger agreement and prior to the receipt of the requisite Grand River shareholder vote, Grand River receives an unsolicited bona fide written acquisition proposal, it may, and may permit its subsidiaries and its and their subsidiaries’ officers, directors, agents, advisors and representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in negotiations or discussions with the person making the acquisition proposal if the Grand River board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its outside financial advisors) that (i) such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal, and (ii) failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, provided that, prior to furnishing any confidential or nonpublic information, Grand River has provided such information to Isabella and entered into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement between Grand River and Isabella, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with Grand River.
Grand River has also agreed to (i) promptly (within twenty-four (24) hours) advise Isabella following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), will provide Isabella with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or acquisition proposal in connection with such inquiry or acquisition proposal, and will keep Isabella apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or acquisition proposal and (ii)(a) use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which Grand River or any of its subsidiaries is a party, and (b) request and confirm the return or destruction of any confidential information provided to any person pursuant to any such agreement within five (5) business days after the date thereof.
Conditions to Complete the Merger
Isabella and Grand River’s respective obligations to complete the merger are subject to the satisfaction or, where legally permissible, waiver, at or prior to the effective time, of the following conditions:
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the approval of the merger agreement by the requisite vote of the shareholders of Grand River;

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the authorization for listing on Nasdaq of the shares of Isabella common stock to be issued in the merger;

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the receipt of required regulatory approvals, without the imposition of any materially burdensome regulatory condition;

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the effectiveness of the registration statement of which this proxy statement/prospectus is a part;

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the absence of any order, injunction, decree or other legal restraint preventing the completion of the merger or any of the other transactions contemplated by the merger agreement or making the completion of the merger or any of the other transactions contemplated by the merger agreement illegal;

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the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement and certain other exceptions;

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the performance by the other party in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect); and

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receipt by each party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger and the second step merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

In addition, Isabella’s obligation to complete the merger is also subject to the following conditions:
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holders of fewer than ten percent (10%) of the outstanding shares of Grand River common stock perfecting their appraisal rights under applicable Michigan law;

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the adjusted equity of Grand River must be greater than or equal to $40.0 million, and Isabella received a certificate signed on behalf of Grand River by the Chief Executive Officer and Chief Financial Officer of Grand River to such effect;

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as of the closing date, Grand River’s ratio of allowance for credit losses to total loans must equal at least 112%;

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Grand River must have obtained the requisite vote of Grand River shareholders required to approve the Grand River Articles of Amendment; and

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prior to the Closing Date, the Grand River 2026 Convertible Debt must have been converted into Grand River common stock pursuant to the terms of its governing documents.

Neither Isabella nor Grand River can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.
Termination of the Merger Agreement
The merger agreement can be terminated at any time prior to the consummation of the merger, whether before or after the receipt of the requisite Grand River vote, in the following circumstances:
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by mutual written consent of Isabella and Grand River;

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by either Isabella or Grand River if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger, the second step merger or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the merger, the second step merger or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

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by either Isabella or Grand River if the merger has not been completed on or before June 11, 2027, unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

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by either Isabella or Grand River (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Grand River, in the case of a termination by Isabella, or Isabella or Merger Sub, in the case of a termination by Grand River, which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•
by Isabella if, prior to the receipt of the requisite Grand River shareholder vote, (i) Grand River or the board of directors of Grand River has made a recommendation change or (ii) Grand River or the board of directors of Grand River has breached its obligations in any material respect relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the board recommendation;

•
by either Isabella or Grand River if, following the Grand River special meeting (including any adjournments or postponements thereof), if Grand River (i) has not breached in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Grand River board recommendation, and (ii) failed to obtain the requisite Grand River vote at the Grand River special meeting or at any adjournment or postponement thereof at which a vote on the adoption of the merger agreement was taken; or
•
by Isabella if (i) Grand River or the board of directors of Grand River has made a recommendation change that the shareholders of Grand River approve the Grand River Articles of Amendment, (ii) Grand River or the board of directors of Grand River has breached its obligations related to the Grand River Articles of Amendment in any material respect or (iii) (A) Grand River failed to obtain the requisite vote of Grand River shareholders required to approve the Grand River Articles of Amendment and (B) Grand River failed to convert all of the Grand River 2026 Convertible Debt into Grand River common stock by the later of (x) September 1, 2026 or (y) the initial date of the Grand River special meeting.

Neither Isabella nor Grand River is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Isabella common stock or Grand River common stock.
Effect of Termination
If the merger agreement is terminated, it will become void and have no effect, except that (i) none of Isabella, Grand River or Merger Sub will be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of the merger agreement and (ii) designated provisions of the merger agreement will survive the termination, including those relating to payment of fees and expenses, the confidential treatment of information, public announcement and the termination fee described below.
Termination Fee
Grand River will pay Isabella a termination fee equal to $2.18 million in cash (the “termination fee”) if the merger agreement is terminated in the following circumstances:
•
if, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the Grand River board of directors or Grand River’s senior management, or to Grand River shareholders generally, or any person has publicly announced (and not withdrawn at least two (2) business days prior to the Grand River shareholder meeting) an acquisition proposal, and (i)(a) thereafter the merger agreement is terminated by either Isabella or Grand River because the merger has not been completed prior to the termination date, and Grand River has not obtained the requisite shareholder vote but all other conditions to Grand River’s obligation to complete the merger had been or were capable of being satisfied prior to such termination or (b) thereafter the merger agreement is terminated by Isabella based on a willful breach of the merger agreement by Grand River that would constitute the failure of an applicable closing condition, and (ii) prior to the date that is twelve (12) months after the date of such termination, Grand River enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “twenty-five percent (25%)” will instead refer to “fifty percent (50%).” In such case, the termination fee must be paid to Isabella on the earlier of the date Grand River enters into such definitive agreement and the date of consummation of such transaction.

•
if the merger agreement is terminated by Isabella pursuant to the fifth or seventh bullet set forth under “— Termination of the Merger Agreement” above. In either case, the termination fee must be paid by Grand River to Isabella within two (2) business days of the date of termination.

The termination fee constitutes liquidated damages and is not a penalty, and except in the case of fraud or willful and material breach, will be the sole monetary remedy of Isabella in the event of a termination of the merger agreement under the specified circumstances.
Amendment, Waiver and Extension of the Merger Agreement
Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite Grand River shareholder vote, except that after the receipt of such vote, there may not be, without further approval of Grand River shareholders, any amendment to the merger agreement that requires such further approval under applicable law.
At any time prior to the effective time, each of the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of Isabella or Merger Sub, in the case of Grand River, or Grand River, in the case of Isabella, (ii) waive any inaccuracies in the representations and warranties of Isabella or Merger Sub, in the case of Grand River, or Grand River, in the case of Isabella, and (iii) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement, except that after the receipt of the requisite Grand River shareholder vote, there may not be, without further approval of Grand River shareholders, any extension or waiver of the merger agreement or any portion thereof that requires such further approval under applicable law.
Expenses and Fees
Except as otherwise provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense. The merger agreement provides that the costs and expenses of printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC or any other governmental entity in connection with the merger and the other transactions contemplated by the merger agreement will be borne equally by Isabella and Grand River.
Governing Law
The merger agreement is governed by and construed in accordance with the laws of the State of Michigan, without regard to any applicable conflicts of law.
Specific Performance
Isabella and Grand River will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement (including the parties’ obligations to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity.
Amendment of the Merger Agreement
Pursuant to the merger agreement, Grand River must call, give notice of, convene and hold a meeting of its shareholders to be held within 45 days after the date of the merger agreement, for the purpose of obtaining approval of the Grand River Articles of Amendment. On July 2, 2026, the parties agreed to amend the merger agreement to increase the number of days that Grand River has to hold a meeting of its shareholders for the purpose of obtaining approval of the Grand River Articles of Amendment from 45 days to 50 days.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS
The following is a general summary of certain U.S. federal income tax consequences of the mergers to U.S. holders (as defined below) of Grand River common stock that exchange their shares of Grand River common stock for shares of Isabella common stock and/or cash in the mergers. The following summary is based upon the provisions of the Code, its legislative history, existing and proposed U.S. Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the Internal Revenue Service (the “IRS”) and judicial decisions, all as currently in effect as of the date of this proxy statement/prospectus, and all of which are subject to change, and to differing interpretations possibly with retroactive effect. Any such change or interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.
This discussion addresses only U.S. holders who hold Grand River common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) and the tax discussion set forth below is included for general information only. It is not intended to be, nor should it be construed to be, legal or tax advice to particular Grand River shareholders.
Holders of Grand River common stock that are not U.S. holders should consult their own tax advisors as to the tax consequences of the mergers. This discussion does not address any U.S. federal tax consequences other than income tax consequences (such as estate, gift or other non-income tax consequences) or any state, local or foreign income or non-income tax consequences, or under any U.S. federal laws other than those pertaining to income tax. In addition, this discussion does not purport to be a complete analysis of all of the U.S. federal income tax consequences (such as the Medicare contribution tax on net investment income, any withholding considerations under the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations issued thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith) or any alternative minimum tax) that may be relevant to U.S. holders in light of their particular circumstances and does not address all of the U.S. federal income tax consequences that may be relevant to particular holders of Grand River common stock that are subject to special rules, including, but not limited to:
•
financial institutions;

•
partnerships or other pass-through entities (or other entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes) or investors in such partnerships or pass-through entities;

•
mutual funds;

•
S corporations or investors in such S corporations;

•
insurance companies;

•
tax-exempt organizations or governmental organizations;

•
dealers or brokers in securities or currencies;

•
traders in securities that elect to use a mark-to-market method of accounting;

•
regulated investment companies;

•
real estate investment trusts;

•
tax-qualified retirement plans;

•
persons that hold Grand River common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•
holders who exercise dissenters’ rights;

•
individuals who are U.S. expatriates and former citizens or long-term residents of the United States;

•
holders who acquired their shares of Grand River common stock through the exercise of an employee stock option or otherwise as compensation; and

•
persons that have a functional currency other than the U.S. dollar.

If a partnership or pass-through entity (or other entity or arrangement classified as a partnership or pass-through entity for U.S. federal income tax purposes) holds Grand River common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships for U.S. federal income tax purposes and partners in such a partnership should consult their tax advisors about the tax consequences of the mergers to them.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Grand River common stock that is, or is treated for U.S. federal income tax purposes as, any of the following:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or any other entity treated as a corporation) created or organized in or under the laws of the United States or of any state or the District of Columbia;

•
a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•
an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

No rulings have been, or will be, sought by Grand River or Isabella from the IRS with respect to the mergers, and there can be no assurance that the IRS or a court will not take a contrary position regarding the tax consequences described in this proxy statement/prospectus. The actual tax consequences of the mergers to you may be complex and will depend on your specific situation and on factors that are not within the control of Grand River or Isabella.
All Grand River shareholders should consult their own tax advisors as to the tax consequences of the mergers in their particular circumstances, including the applicability and effect of U.S. federal, state, local or non-U.S. income or other tax laws.
The parties intend for the mergers, taken together, to be treated as a single integrated transaction as described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Isabella’s obligation to complete the mergers that Isabella receive an opinion from Luse Gorman, PC, as of the closing date, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Additionally, it is a condition to Grand River’s obligation to complete the mergers that Grand River receive an opinion from Hunton Andrews Kurth LLP, as of the closing date, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (collectively, the “opinions”). The opinions will be subject to customary qualifications and assumptions, including that the mergers will be completed according to the terms of the merger agreement. One critical factual assumption is that at least 40 percent of the value of the merger consideration received in exchange for Grand River’s common stock in the mergers will consist of Isabella common stock, taking into account the cash consideration received (including any cash paid in lieu of fractional shares of Isabella common stock) and cash payable to holders of dissenting shares.
These opinions will also be based on the assumption that the representations included in the representation letters of Grand River and Isabella, are, as of the effective time of the mergers, true and complete without qualification and that the representation letters of Grand River and Isabella are executed by appropriate and authorized officers of Grand River and Isabella. Neither of the opinions described above will be binding on the IRS. Grand River and Isabella have not sought and will not seek any ruling from the IRS regarding any matters relating to the mergers, and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. If any of the representations, warranties, covenants or assumptions upon which the opinions described above are based are inconsistent with the actual facts, or if any condition contained in the merger agreement and affecting these opinions is breached or is waived by any party, the U.S. federal income tax consequences of the mergers could be adversely affected. Accordingly, each holder of Grand River common stock should consult his, her or its tax advisor with respect to the particular tax consequences of the mergers to such holder.

U.S. Federal Income Tax Consequences to Grand River and Isabella
With respect to the mergers, each of Grand River and Isabella will be considered a “party to a reorganization” within the meaning of Section 368(b) of the Code, and neither Grand River nor Isabella will recognize any gain or loss for U.S. federal income tax purposes as a result of the mergers.
U.S. Federal Income Tax Consequences to U.S. Holders Generally
If the mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences to U.S. holders of the mergers are as follows:
•
a U.S. holder of Grand River common stock receiving solely Isabella common stock (or receiving Isabella common stock and cash solely in lieu of a fractional share) in exchange for such Grand River common stock generally will not recognize any gain or loss upon receiving Isabella common stock, except with respect to the cash received in lieu of a fractional share of Isabella common stock;

•
a U.S. holder of Grand River common stock receiving solely cash in exchange for such Grand River common stock generally will recognize gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s aggregate tax basis in the shares of Grand River common stock surrendered;

•
a U.S. holder of Grand River common stock receiving a combination of Isabella common stock and cash in exchange for such Grand River common stock generally will (1) not recognize any loss upon surrendering its Grand River common stock and (2) recognize gain upon surrendering its Grand River common stock equal to the excess, if any, of (a) the sum of the amount of cash consideration received plus the fair market value (determined as of the effective time) of the Isabella common stock received over (b) such U.S. holder’s aggregate tax basis in the shares of Grand River common stock surrendered, but only to the extent of the amount of cash consideration;

•
a U.S. holder’s aggregate tax basis in the Isabella common stock received in the mergers (including fractional shares deemed received and deemed redeemed as described below) will equal the holder’s tax basis in the Grand River common stock surrendered therefor in the mergers, reduced by any cash received (other than any cash paid in lieu of a fractional share of Isabella common stock), and increased by the amount of gain the holder recognizes on the exchange (regardless of whether such gain is classified as capital gain or dividend income, as discussed below, but excluding any gain recognized with respect to cash paid in lieu of a fractional share of Isabella common stock);

•
a U.S. holder’s holding period in the Isabella common stock received by such holder in the mergers will include the holder’s holding period in the Grand River common stock surrendered in exchange therefor; and

•
a U.S. holder who receives cash in lieu of a fractional share of Isabella common stock will be treated as having received the fractional share pursuant to the mergers and then as having exchanged that fractional share with Isabella for cash in a redemption transaction. Such holder will generally recognize gain or loss equal to the difference between the amount of cash received and such holder’s tax basis allocated to such fractional share.

If a U.S. holder acquired different blocks of shares of Grand River common stock (a block of stock is stock of the same class acquired on the same day at the same price per share) at different times or different prices, any gain or loss may be determined separately for each block of shares and such U.S. holder’s basis and holding period in its shares of Isabella common stock may be determined with reference to each block of shares of Grand River common stock. Each holder should consult his, her or its tax advisor regarding the manner in which the cash consideration and stock consideration should be allocated among different blocks of shares of Grand River common stock surrendered and the determination of the tax bases and holding periods of the Isabella common stock received.
Information Reporting and Backup Withholding
In general, information reporting requirements may apply to cash payments made to U.S. holders in connection with the mergers, unless an exemption applies. Backup withholding (currently, at a rate of 24%)

may apply to amounts subject to information reporting if the applicable shareholder fails to provide an accurate taxpayer identification number, fails to report all interest and dividends required to be shown on its U.S. federal income tax returns or otherwise fails to establish an exemption from backup withholding. U.S. holders can claim a credit against their U.S. federal income tax liability for the amount of any backup withholding and a refund of any excess, provided that all required information is timely provided to the IRS.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE APPLICABLE OR OF IMPORTANCE TO A PARTICULAR HOLDER. THE TAX CONSEQUENCES OF THE MERGERS WILL DEPEND ON A HOLDER’S SPECIFIC SITUATION. EACH HOLDER SHOULD CONSULT HIS, HER OR ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO SUCH HOLDER OF THE TRANSACTION IN LIGHT OF THE HOLDER’S OWN CIRCUMSTANCES, AS WELL AS THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
The following unaudited pro forma combined financial information is presented to illustrate the estimated effects of the merger based on the historical financial statements and accounting records of Isabella and Grand River after giving effect to the merger, including the merger-related pro forma adjustments as described in the motes below. The unaudited pro forma combined consolidated financial information has been prepared using the acquisition method of accounting. Under this method, Grand River’s assets and liabilities as of the date of acquisition will be recorded at their respective fair values and added to those of Isabella. Any difference between the purchase price for Grand River and the fair value of identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. The goodwill resulting from the acquisition will not be amortized to expense but instead will be reviewed for impairment at least annually. Any core deposit intangible and other intangible assets with estimated useful lives to be recorded by Isabella in connection with the acquisition will be amortized to expense over their estimated useful lives. The financial statements of Isabella issued after the acquisition will reflect the results attributable to the acquired operations of Grand River beginning on the date of the completion of the acquisition.
Upon the terms and subject to the conditions of the merger agreement, at the effective time, each share of Grand River common stock issued and outstanding immediately prior to the effective time, other than certain shares held by Grand River or Isabella or dissenting shares, will be converted into the right to receive, at the election of the holder thereof, and subject to adjustment and proration, as applicable, (i) an amount of cash equal to the quotient of (A) $18,262,391, divided by (B) the product obtained by multiplying (x) the number of shares of Grand River common stock issued and outstanding as of the effective time by (y) 0.35, rounded to the nearest cent, or (ii) the number of shares of Isabella common stock, multiplied by the exchange ratio (as defined below).
The exchange ratio is defined in the merger agreement as a number, as adjusted, of shares of Isabella common stock equal to the quotient of (A) 839,003 shares of Isabella common stock, divided by (B) the difference of (1) the aggregate number of shares of Grand River common stock issued and outstanding immediately prior to the effective time, other than certain shares held by Grand River or Isabella or dissenting shares, minus (2) the cash conversion number, rounded to the nearest ten thousandth. Based on the assumption that 9,136,529 shares of Grand River common stock are expected to be issued and outstanding as of the effective time, the per share cash consideration to be paid is estimated to be approximately $5.71 and the exchange ratio is estimated to be 0.1413. Each Grand River shareholder’s election is subject to proration provisions described in this proxy statement/prospectus that may modify the shareholder’s election to ensure that 35% of the outstanding shares of Grand River common stock (other than certain shares held by Grand River or Isabella or dissenting shares) are exchanged for cash and 65% of the outstanding shares of Grand River common stock are exchanged for shares of Isabella common stock. The value of the stock consideration will depend on the market price of Isabella common stock on the effective date of the merger. Grand River shareholders will also receive cash in lieu of any fractional shares they would have otherwise received in the merger.
The unaudited pro forma combined consolidated balance sheet combines the historical consolidated balance sheets of Isabella and Grand River, giving effect to the merger as if it had been consummated on March 31, 2026. The unaudited pro forma combined consolidated statements of income for the year ended December 31, 20025 and the three months ended March 31, 2026, combine the historical consolidated statements of income of Isabella and Grand River, giving effect to the merger as if it had been consummated at the beginning of the period presented.
The unaudited pro forma combined consolidated financial statements give effect to the acquisition of Grand River as a business combination under U.S. generally accepted accounting principles (“GAAP”). Accordingly, all assets and liabilities were recorded at estimated fair value. Pro forma adjustments are included only to the extent they are (1) directly attributable to the acquisition, (2) factually supportable and (3) with respect to the unaudited pro forma combined statement of income, expected to have a continuing impact on the combined results. The prof forma adjustments are based on estimates made for the purpose of preparing these pro forma statements and are described in the accompanying notes. Isabella’s management believes that the estimates used in these pro forma financial statements are reasonable under the circumstances.

The pro forma adjustments included herein are subject to change as additional information becomes available and additional analyses are performed. The final allocation of the purchase price will be determined after further valuation analyses under GAAP are performed with respect to the fair values of certain tangible and intangible assets and liabilities as of the date of acquisition. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein. In addition, the pro forma income statement information does not include anticipated cost savings or revenue enhancements, which management believes will result from combining certain operation procedures.
Increases or decreases in the estimated fair values of the net assets as compared with the information shown in the unaudited pro forma combined consolidated financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact Isabella’s consolidated statement of income due to adjustments in yield and/ or amortization of the adjusted assets or liabilities. Any changes to Grand River’s shareholders’ equity, including results of operations from March 31, 2026 through the date the merger is completed will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited transaction accounting adjustments presented herein.
The pro forma calculations, shown herein, assume a closing price for Isabella’s common stock of $45.67.
Isabella anticipates that the acquisition of Grand River will provide the combined company with the ability to better serve its customers, reach new customers and reduce operating expenses. In addition, certain subjective estimates have been utilized in determining the pro forma adjustments applied to the historical results of operations of Grand River. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.
The unaudited pro forma condensed combined consolidated financial information has been derived from, and should be read in conjunction with, the historical consolidated financial statements and related notes of Isabella and Grand River which are included with this proxy statement/ prospectus or incorporated by reference herein.
The unaudited pro forma condensed combined consolidated financial information is qualified by the statements set forth under this caption and should not be considered indicative of the market value of Isabella common stock or the actual or future results of operations of Isabella for any period. Actual results may be materially different than the pro forma information presented.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
(dollars in thousands)
As of March 31, 2026
	Isabella Bank Corporation	Grand River Commerce	Combined	Pro Forma Adjustments		Pro Forma Combined
ASSETS:
Cash and Equivalents	50,105	48,036	98,141	(26,273)	(a)	71,868
AFS Investments	492,744	16,319	509,063	—		509,063
Loans HFS	360	1,220	1,580	—		1,580
Loans	1,558,941	437,993	1,996,934	(6,200)	(b)	1,990,734
ACL	14,014	5,002	19,016	382	(c)	19,398
Net Loans	1,544,927	432,991	1,977,918	(6,582)		1,971,336
FHLB and required stock	5,600	4,069	9,669	—		9,669
Premises and Equipment	29,064	1,019	30,083	—		30,083
CSV of BOLI	46,173	—	46,173	—		46,173
Goodwill	48,282	—	48,282	10,777	(d)	59,059
Other intangible assets	—	—	—	7,950	(e)	7,950
Other assets	34,701	8,005	42,706	—		42,706
Total Assets	2,251,956	511,659	2,763,615	(14,128)		2,749,487
LIABILITIES:
Noninterest-bearing demand	411,216	88,189	499,405	—		499,405
Interest-bearing demand	1,042,230	175,727	1,217,957	—		1,217,957
Certificates of deposit	406,399	104,726	511,125	(500)	(f)	510,625
Brokered deposits	—	70,255	70,255	—		70,255
Total Deposits	1,859,845	438,897	2,298,742	(500)		2,298,242
Repos	113,530	—	113,530	—		113,530
FHLB advances	—	17,500	17,500	—		17,500
Sub-Debt	29,537	15,723	45,260	(7,650)	(g)	37,610
Other liabilities	15,083	2,852	17,935	392	(h)	18,327
Total Liabilities	2,017,995	474,972	2,492,967	(7,758)		2,485,209
EQUITY:
Common Stock	123,251	41,059	164,310	(2,742)	(i)	161,568
Deferred Comp	2,522	—	2,522	—		2,522
Retained Earnings	116,790	(2,992)	113,798	(5,008)	(i)	108,790
AOCI	(8,602)	(1,380)	(9,982)	1,380		(8,602)
Total Equity	233,961	36,687	270,648	(6,370)		264,278
Total liabilities and equity	2,251,956	511,659	2,763,615	(14,128)		2,749,487

Notes
(a)
— Includes the impact of an estimated $8.0 million in transaction expenses to be incurred, $18.2 million in cash to purchase 35% of outstanding Grand River shares.

(b)
— reflects an estimate of fair value adjustments for interest rates related to Grand River’s loan portfolio which are required under purchase accounting rules (expected to accrete over three years).

(c)
— Reflects the reversal of Grand River’s loan loss reserves as well as the establishment of credit reserves for Grand River’s loan portfolio as required under purchase accounting rules.

(d)
— It is anticipated that this acquisition will create $11.0 million in goodwill, subject to ongoing impairment analysis.

(e)
— It is anticipated this acquisition will create an estimated $8.0 million in core deposit intangible. We anticipate amortizing this over a ten year period using the sum of the years digits amortization method.

(f)
reflects an estimate of fair value adjustments for interest rates related to Grand River’s time deposits.

(g)
— it is anticipated that $7.7 million of convertible sub-debt will convert prior to the transaction consummation.

(h)
— It is anticipated the entries required by purchase accounting rules will cause a deferred tax aliability of $0.4 million.

(i)
— Reflects the elimination of Grand River’s equity and the effect of the issuance of shares for 65% of the transaction value.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED INCOME STATEMENT
(dollars in thousands, except per share amounts)
March 31, 2026
	Isabella Bank Corporation	Grand River Commerce	Pro Forma Adjustments		Pro Forma Combined
Interest income	25,129	6,409	357	(a)	31,895
Interest expense	8,247	3,297	(297)	(b)	11,247
Net interest income	16,882	3,112	654		20,648
Provision for credit losses	604	—	—		604
Noninterest income	4,361	145	—		4,506
Noninterest expenses (e)	14,662	3,123	4,118	(c), (d)	21,903
Income before income tax expense	5,977	134	(3,464)		2,647
Income tax expense	985	28	(727)	(f)	286
Net income from continuing operations	4,992	106	(2,737)		2,361
Income from discontinued operations	—	338	—		338
Income tax expense	—	71	—		71
Net income from discontinued operations	—	267	—		267
Net Income	4,992	373	(2,737)		2,628
Weighted average common shares outstanding (basic)	7,325,789	9,136,529	839,003	(g)	8,164,792
Basic earnings per common share	$0.68	$0.04			$0.32
Weighted average common shares outstanding (diluted)	7,329,058	9,136,529	839,003	(g)	8,168,061
Diluted earnings per common share	$0.68	$0.04			$0.32

Notes
(a)
Adjustment to interest is based on estimated accretion of fair market valuation of acquired loans, assuming a 3.0 year average maturity of the portfolio, $517, and a reduction in interest on cash used to purchase shares, $160.

(b)
Adjustment to interest expense is based on accretion of the fair market valuation of time deposits assuming a 1 year life, $125, and a reduction of interest on convertible sub-debt assumed to be converted, $172.

(c)
Estimate of amortization of the core deposit intangible of $8.0 million based on a life of ten years utilizing the sum of the year’s digits amortization method.

(d)
Represents $3.8 million of merger related expenses anticipated to be incurred by Isabella after the merger close.

(e)
While it is anticipated that this transaction will yield opportunities for cost savings through operating synergies, these have not been incorporated into the pro forma adjustments.

(f)
Income taxes were adjusted for the impact of purchase accounting adjustments and merger related expenses being subject to taxability and tax deductibility at Isabella’s estimated statutory tax rate of 21%.

(g)
Estimated shares to be issued to Grand River shareholders as part of consideration.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED INCOME STATEMENT
(dollars in thousands, except per share amounts)
December 31, 2025
	Isabella Bank Corporation	Grand River Commerce	Pro Forma Adjustments		Pro Forma Combined
Interest income	96,035	26,853	1,401	(a)	124,289
Interest expense	33,491	14,264	(1,188)	(b)	46,567
Net interest income	62,544	12,589	2,589		77,722
Provision for credit losses	(563)	(273)	—		(836)
Noninterest income	15,966	627	—		16,593
Noninterest expenses (e)	54,950	12,671	5,202	(c), (d)	72,823
Income before federal income tax expense	24,123	818	(2,613)		22,328
Income tax expense	5,213	173	(549)	(f)	4,837
Net income from continuing operations	18,910	645	(2,064)		17,491
Loss from discontinued operations	—	(11)	—		(11)
Income tax benefit	—	(2)	—		(2)
Net loss from discontinued operations	—	(9)	—		(9)
Net Income	18,910	636	(2,064)		17,482
Weighted average common shares outstanding (basic)	7,372,434	9,136,529	839,003	(g)	8,211,437
Basic earnings per common share	2.56	0.07			2.13
Weighted average common shares outstanding (diluted)	7,385,862	9,136,529	839,003	(g)	8,224,865
Diluted earnings per common share	2.56	0.07			2.13

Notes
(a)
Adjustment to interest is based on estimated accretion of fair market valuation of acquired loans, assuming a 3.0 year average maturity of the portfolio, $2.0 million, and a reduction in interest on cash used to purchase shares, $667.

(b)
Adjustment to interest expense is based on accretion of the fair market valuation of time deposits assuming a 1 year life, $500, and a reduction of interest on convertible sub-debt assumed to be converted, $688.

(c)
Estimate of amortization of the core deposit intangible of $8.0 million based on a life of ten years utilizing the sum of the year’s digits amortization method.

(d)
Represents $3.8 million of merger related expenses anticipated to be incurred by Isabella after the merger close.

(e)
While it is anticipated that this transaction will yield opportunities for cost savings through operating synergies, these have not been incorporated into the pro forma adjustments.

(f)
Income taxes were adjusted for the impact of purchase accounting adjustments and merger related expenses being subject to taxability and tax deductibility at Isabella’s estimated statutory tax rate of 21%.

(g)
Estimated shares to be issued to Grand River shareholders as part of consideration.

(dollars in thousands, except per share data)
Purchase Price consideration for Common Stock
Grand River common shares outstanding as of March 31, 2026 (as adjusted for convertible subordinated debt conversion)	9,136,529
Aggregate Stock Consideration per Merger Agreement	839,003
Fair value assigned to Isabella common stock (closing price as of March 31, 2026)	$45.67
Fair value of stock consideration	$38,317
Cash consideration per Merger Agreement	$18,262
Purchase price consideration common stock and cash	$56,580
Purchase Price consideration for Cash out of Stock Options
Grand River stock options outstanding as of March 31, 2026	25,000
Value of consideration per share of Grand River common stock	$5.72
Weighted average strike price for options	$5.30
Option payment amount for Grand River stock options cashed out	$0.42
Purchase Price consideration for Cash out of Stock Options	$11
Total Purchase Price consideration	$56,590
	Grand River Book Value 3/31/2026	Fair Value Adjustments	Grand River Fair Value 3/31/2026
			$56,590
Cash and Equivalents	48,036	—	48,036
AFS Investments	16,319	—	16,319
Loans HFS	1,220	—	1,220
Loans	437,993	(6,200)	431,793
ACL	5,002	382	5,384
Net Loans	432,991	(6,582)	426,409
Core deposit intangible	—	7,950	7,950
Other assets	13,093	—	13,093
Total identifiable assets acquired	511,659	1,368	513,027
Total deposits	438,897	(500)	438,397
Sub-Debt	8,073	—	8,073
Borrowings	17,500	—	17,500
Other liabilities	2,852	392	3,244
Total liabilities assumed	467,322	(108)	467,214
Total identifiable net assets	44,337	1,476	45,813
Goodwill			10,777

DESCRIPTION OF ISABELLA CAPITAL STOCK
As a result of the merger, Grand River shareholders who receive shares of Isabella common stock in the merger will become Isabella shareholders. Your rights as Isabella shareholders will be governed by Michigan law, Isabella’s articles of incorporation and Isabella’s bylaws. The following description of the material terms of Isabella’s capital stock, including the common stock to be issued in the merger, reflects the anticipated state of affairs upon consummation of the merger. We urge you to read the applicable provisions of Michigan law, and Isabella’s articles of incorporation and bylaws, and federal law governing bank holding companies carefully and in their entirety.
General
As of the date of this proxy statement/prospectus, Isabella has 15,000,000 shares of authorized common stock, no par value. Within the limit of applicable law and Nasdaq listing rules, these shares are available to be issued, without prior shareholder approval. As of [•], 2026, there were [•] shares of Isabella Common Stock issued and outstanding, and [•] shares of Isabella Common Stock reserved for issuance under various stock based equity plans. All outstanding shares of Isabella Common Stock are duly authorized, fully paid, validly issued and non-assessable.
Common Stock
Voting Rights.   Holders of Isabella common stock have exclusive voting rights and are entitled to elect Isabella’s board of directors and to act on other matters that are presented to shareholders, whether as required under Michigan law, or that are otherwise presented by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulative votes in the election of directors.
Liquidation or Dissolution.   In the event of liquidation, dissolution or winding up of Isabella, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of Isabella available for distribution.
Dividends.   The holders of Isabella common stock are entitled to participate ratably on a per share basis in the payment of dividends when, as and if declared thereon by the board of directors out of funds legally available for the payment of dividends. The payment of dividends by Isabella is subject to limitations that are imposed by law and applicable regulation.
Preemptive Rights.   Isabella shareholders are not entitled to preemptive rights with respect to any shares that may be issued. Isabella common stock is not subject to redemption and does not have any sinking fund provisions.
Listing.   Isabella Common Stock is listed on the Nasdaq Capital Market under the symbol “ISBA.”
Anti-Takeover Measures; Restrictions on Acquisition
General.   Isabella’s articles of incorporation and bylaws may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by a shareholder.
Advance Notice for Shareholder Proposals and Director Nominations.   Isabella’s bylaws include specific procedures for shareholder proposals, including proposed nominations for directors, to be brought at shareholder meetings. Notice of a shareholder proposal notice must generally be delivered to Isabella’s secretary not earlier than 120 days nor more than 150 days prior to the shareholder meeting. The notice of the shareholder proposal must include certain information listed in Isabella’s bylaws, including, but not limited to, the name and address of each shareholder making the proposal, the name and address of any nominee for director, the class and number of shares of Isabella’s common stock, any proxy used in connection with the proposal, a description of the business desired to be brought before the meeting, and a description of all agreement, arrangement and understanding between the shareholder proposing the business to be brought before the meeting and any other affiliates and associates with whom the requesting shareholder is acting in concert in connection with the proposal. Although these procedures do not give Isabella’s board of directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, it may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedure is not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of the nominees or proposals might be harmful or beneficial to Isabella and Isabella’s shareholders.
Call of Special Meetings.   Isabella’s bylaws provide that special meetings of shareholders can be called only by the chair of the board of directors of Isabella, the Chief Executive Officer, or by vote of a majority of the board of directors, and shall be called by the Chief Executive Officer or Secretary of Isabella at the written request of the holders of at least a majority of the issued and outstanding shares of Isabella common stock entitled to vote at such a meeting. In order for a special meeting to be called by the shareholders, a written request for a special meeting signed by the shareholders owning at least the requisite percent of shares entitled to vote at the meeting as of the date of the request must be delivered to the secretary at the principal executive offices of Isabella. The special meeting request must include certain information listed in the bylaws, including, but not limited to, a statement of the business proposed to be acted on at the meeting, the signatures of each shareholder submitting the special meeting request, the name and address of each shareholder submitting the special meeting request and documentary evidence that the requesting shareholders own the requisite percent of shares as of the date of the special meeting request. A special meeting request shall not be valid if (1) the request relates to an item of business that is not a proper subject for shareholder action under applicable law or Isabella’s articles of incorporation, (2) the request relates to an item of business that is the same or substantially similar to an item presented at a meeting of shareholders occurring within twelve (12) months preceding the earliest date of the signature on the special meeting request, or (3) the special meeting request is delivered during the period commencing ninety (90) days prior to the first anniversary of the preceding year’s annual meeting and ending on the date of the next annual meeting of shareholders.
Authorized but Unissued Shares.   The Isabella board of directors has the power, without shareholder approval, to issue the authorized but unissued shares of common stock. The articles of incorporation authorize 15,000,000 shares of common stock, no par value. As of [•], 2026, there were [•] shares of Isabella Common Stock issued and outstanding.
Classified Board of Directors.   Isabella’s board of directors is divided into three classes, with the directors in each class being elected for a term of three years.
Filling of Board Vacancies.   Vacancies are filled by a vote of the directors then in office. The person who fills any such vacancy holds office until the next election of the class for which the director shall have been chosen and until his or her successor shall be elected and shall qualify or until his or her resignation, death or removal.
“For Cause” Removal of Directors.   Isabella directors may be removed from office at any time, but only for cause by the affirmative vote of the holders of a majority of the shares of Isabella common stock entitled to vote thereon.
Prohibition of Cumulative Voting.   The Isabella articles of incorporation prohibit cumulative voting for the election of directors.
Super-Majority Vote on Certain Business Combinations.   The Isabella articles of incorporation of require the affirmative vote of at least 66 2∕3% of all issued and outstanding common stock entitled to vote on certain business combinations, including, but not limited to, any merger, consolidation, recapitalization, reclassification, liquidation or dissolution in which Isabella is a party thereto, or the sale or disposition of substantially all of the property and assets of Isabella.
Amendments to Articles of Incorporation and Bylaws.   Amendments to the Isabella articles of incorporation must be approved by at least 66 2∕3% of the issued and outstanding shares of the Isabella’s voting stock. The Isabella bylaws may be amended by a two-thirds vote of the board of directors or the affirmative vote of a majority of the shares of Isabella common stock in attendance at a duly constituted meeting of shareholders. However, any amendment that relates to the classified board provisions of the bylaws requires the approval of the holders of at least a majority of outstanding shares.
Michigan Law.   Isabella may opt-in to the provisions of Chapter 7A of the MBCA. In general, subject to certain exceptions, Chapter 7A of the MBCA prohibits a Michigan corporation from engaging in a business combination with an interested shareholder, unless: (i) prior to such date, the board of directors approved the business combination; or (ii) on or subsequent to such date, the business combination is approved by at least 90% of the votes of each class of the corporation’s stock entitled to vote and by at least two-thirds of such voting stock not held by the interested shareholder or such shareholder’s affiliates. The MBCA defines a “business combination” to include certain mergers, consolidations, dispositions of assets or shares and recapitalizations. An “interested shareholder” is defined by the MBCA to include a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation. While Isabella’s board of directors to date has not elected to opt-in to these provisions, any future decision to do so could have an anti-takeover effect.
Bank Holding Company Act.   The Bank Holding Company Act generally would prohibit any company that, together with its affiliates, is not solely engaged in activities that are permissible for a bank holding company or a financial holding company from acquiring control of Isabella. For these purposes, “control” is generally defined as ownership, control or the ability to vote 25% or more of any class of voting stock of, control of the election of a majority of the directors of or other exercise of a controlling influence over a bank holding company. In addition, any existing bank holding company would need the prior approval of the Federal Reserve Board before acquiring 5% or more of Isabella’s voting stock. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by regulations of the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as us, is presumed to constitute acquisition of control of the bank holding company for purposes of the Change in Bank Control Act of 1978.
The overall effect of these provisions may be to deter a future offer or other merger or acquisition proposals that a majority of Isabella shareholders might view to be in their best interests as the offer might include a substantial premium over the market price of Isabella common stock at that time. In addition, these provisions may have the effect of assisting Isabella’s board of directors and management in retaining their respective positions and placing them in a better position to resist changes that the Isabella shareholders may want to make if dissatisfied with the conduct of business.

COMPARISON OF THE RIGHTS OF ISABELLA SHAREHOLDERS AND GRAND RIVER SHAREHOLDERS
If the merger is completed, Grand River shareholders may receive shares of Isabella common stock in the merger, and they will cease to be Grand River shareholders.
Grand River and Isabella are both organized under the laws of the State of Michigan. The following is a summary of certain material differences between (i) the current rights of Grand River shareholders under the Grand River articles of incorporation and bylaws and Michigan law and (ii) the current rights of Isabella shareholders under the Isabella articles of incorporation and bylaws and Michigan law.
The following summary is not a complete statement of the rights of shareholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to Grand River’s and Isabella’s governing documents, which we urge you to read carefully and in their entirety. Copies of Isabella’s governing documents have been filed with the SEC. See “Where You Can Find More Information” beginning on page [•].
	Grand River	Isabella
Authorized Capital Stock
The authorized capital stock of Grand River consists of 10,000,000 shares of voting common stock, par value $0.01 per share, and 500,000 shares of non-voting common stock, par value $0.01 per share.
As of [          ], 2026, there were [          ] shares outstanding of Grand River’s voting common stock and [          ] shares outstanding of Grand River’s non-voting common stock.
Isabella’s articles of incorporation authorizes it to issue up to 15,000,000 shares of common stock, no par value. As of [•], there were [•] shares of Isabella common stock issued and outstanding and no shares of preferred stock outstanding.
Voting
Grand River shareholders entitled to vote on a matter are entitled to one (1) vote per share, except to the extent that the voting rights of the shares of any class are limited or denied by the articles of incorporation or the MBCA.
Grand River shareholders do not have cumulative voting rights.
Grand River’s articles of incorporation do not include a vote limit provision or otherwise limit the vote of shareholders who beneficially own in excess of ten percent (10%) of then-outstanding shares of common stock of Grand River.
Isabella shareholders entitled to vote on a matter are entitled to one (1) vote per share. Isabella shareholders do not have cumulative voting rights in the election of directors.
Rights of Preferred Stock	Grand River’s authorized capital stock does not include any shares of preferred stock, and Grand River’s governing documents do not address rights with respect to preferred stock.	Isabella’s authorized capital stock does not include any shares of preferred stock, and Isabella’s governing documents do not address rights with respect to preferred stock.

	Grand River	Isabella
Size of Board of Directors	Grand River’s bylaws provide that the number of directors shall be designated by the board by resolution, and must be at least one (1). In the absence of a designation by the board, the number of directors shall be sixteen (16). The Grand River board of directors currently has eight (8) directors.
Isabella’s bylaws provide that generally the number of directors of the Isabella board shall be determined by the board and will never be less than 5. Moreover, a minimum of 5 directors shall be independent directors as defined in Rule 5605(a)(2) of the NASDAQ Marketplace Rules.
There are currently 11 directors on the Isabella board.

Classes of Directors	Grand River’s articles of incorporation provide that directors are divided into three (3) classes and are elected for three (3)-year staggered terms.	Isabella’s board of directors is classified into three classes, as nearly equal in number as possible. The members of each class are elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.
Election of Directors	Grand River’s bylaws provide that directors shall be elected by a plurality of the votes actually cast at a meeting of shareholders at which a quorum is present.	Isabella’s bylaws provide that that directors shall be elected by plurality of the votes actually cast at a meeting of the shareholders.
Vacancies on the Board of Directors
Grand River’s bylaws provide that any vacancy occurring on the board of directors by reason of death, resignation, removal or otherwise, or newly created directorships resulting from an increase in the number of directors, may be filled by the affirmative vote of a majority of directors then in office, even though less than a quorum of the board of directors. Shareholders shall have the right, at any special meeting called from the purpose prior to such action by the board, to fill the vacancy.
A director elected to fill a vacancy shall hold office until a successor shall have been elected and qualified or until his earlier death, resignation or removal.
Isabella’s bylaws provide that vacancies in the board of directors may be filled by the remaining members of the board and each person so elected shall be a director until the next election of the class for which the director shall have been chosen and until his or her successor shall be elected and shall qualify or until his or her resignation, death or removal.
Calling Special Meeting of Shareholders	Grand River’s bylaws provide that special meetings of shareholders may be called at any time by the chairman of the board of directors, the president, or the board of directors. Furthermore, the MBCA provides that, notwithstanding the Grand River bylaws, upon application of the holders of not less	Isabella’s bylaws provide that special meetings of the shareholders of the corporation may be called by (i) the chair of the Board, (ii) the chief executive officer of the corporation, or (iii) a majority of the Board, and shall be called by the chief executive officer or the secretary of the corporation at the written request

	Grand River	Isabella
than 10% of all the shares entitled to vote at a meeting, the circuit court of the county in which the principal place of business or registered office is located, for good cause shown, may order a special meeting of shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in the order.
for a special meeting signed by one or more shareholders holding at least a majority of the outstanding shares of the corporation issued and entitled to vote at such meeting.
In order for a Shareholder-Requested Special Meeting to be called, a written request for the special meeting signed by the shareholder(s) owning at least the requisite percentage as of the date of the request must be delivered to the secretary of the corporation at the principal executive offices of the corporation.
After receiving a Special Meeting Request, the board of directors shall determine whether the shareholder(s) requesting the special meeting have satisfied the requirements for calling a Shareholder-Requested Special Meeting, and the corporation shall notify the requesting shareholder(s) of the board of directors’ determination about whether the Special Meeting Request is valid. If the Special Meeting Request is valid, the date, time and place of the special meeting shall be fixed by the board of directors, which date of the special meeting shall not be more than ninety (90) days after the date on which the board of directors receives the Special Meeting Request. The record date for the special meeting shall be fixed by the board of directors as set forth in the bylaws.

Quorum for Shareholder Meetings
Grand River’s bylaws provide that a majority of the shares entitled to vote, present in person or by proxy, shall constitute a quorum for the transaction of business at all meetings of shareholders, except as otherwise provided by statute, Grand River’s articles of incorporation, or Grand River’s bylaws.
If a quorum shall not be present or represented at any meeting of the shareholders, the chairman of the meeting or the holders of a majority
Isabella’s bylaws provide that at any meeting of the shareholders, the holders of a majority of all the voting shares of the capital stock issued and outstanding, present in person or represented by proxy, shall constitute a quorum. Meetings at which less than a quorum is represented may, however, be adjourned from time to time to a further date by those who attend without further notice other than the announcement at such meeting, and when a quorum shall be present

	Grand River	Isabella
	of the shares entitled to vote who are present in person or represented by proxy shall have the power to adjourn the meeting, without notice other than an announcement at the meeting, until a quorum shall be present or represented.	upon any such adjourned day, any business may be transacted which might have been transacted at the meeting as originally called.
Notice of Shareholder Meetings	Grand River’s bylaws provide that written or printed notice of a meeting of shareholders stating the place, date and time of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten (10) nor more than sixty (60) calendar days before the day of the meeting, by or at the direction of the president, the secretary, or a designee of the president or secretary, to each shareholder of record entitled to vote at such meeting.	Under Isabella’s bylaws, written notice of the time, place and purpose or purposes of the shareholders meeting shall be mailed to each shareholder at his or her last known address, as the same appears upon the stock record of the corporation not less than ten (10) nor more than sixty (60) days prior to the date of the meeting.
Advance Notice of Shareholder Nominations
Grand River’s bylaws provide that for nominations or other business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice in writing to the secretary. To be timely, a shareholder’s notice shall be delivered to the secretary at the principal executive offices, not fewer than two hundred and ten (210) nor more than two hundred and forty (240) calendar days prior to the first anniversary of the preceding year’s annual meeting.
A shareholder’s notice shall promptly update and supplement any information previously provided pursuant to the bylaws, if necessary, so that the information provided or required to be provided shall be true and correct (a) as of the record date for the meeting and (b) as of the date that is ten (10) business days prior to the meeting or adjournment or postponement thereof, and such update and supplement shall be delivered to the secretary at the principal offices of Grand River not later than five (5) business days after the record date for the meeting in the case of the update and
Isabella’s bylaws provide that for business properly to be brought before an annual meeting by shareholder(s), the shareholder(s) must have given timely notice thereof in proper written form to the secretary of the corporation and such business must otherwise be a proper matter for shareholder action under applicable law. To be timely, such notice shall be delivered to the corporation at the principal executive offices of the corporation not less than one hundred twenty (120) days nor more than one hundred fifty (150) days prior to the anniversary date of the immediately preceding annual meeting of shareholders of the corporation; provided, however, that in the event the date of the annual meeting has been changed by more than thirty (30) days from such anniversary date, notice by the shareholder(s) to be timely must be received not later than the close of business on the tenth (10th) day following the day on which the first public announcement of the date of the annual meeting was made. In no event shall the adjournment or postponement of an annual meeting

	Grand River	Isabella

supplement required to be made as of the record date, and not later than eight (8) business days prior to the date for the meeting or the applicable adjournment or postponement thereof in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof.
To be in proper written form, a shareholder’s notice shall be in writing and set forth certain information as required by the Grand River bylaws.

of shareholders (or any public announcement thereof) commence a new time period (or extend any time period) for the giving of a notice by the shareholder(s).
Any notice given to the secretary of the corporation shall be updated and supplemented, if necessary, so that the information provided or required to be provided in such notice shall be true and correct for the annual meeting of shareholders. Such update and supplement shall be delivered to the secretary at the principal executive offices of the corporation not later than eight (8) business days prior to the date for the meeting. No such update or supplement shall be deemed to cure a notice that did not comply with the bylaws when delivered to the secretary or allow the shareholders to add or change any nominees or proposals or other business to be considered at such meeting.

Anti-Takeover Provisions and Other Shareholder Protections	Chapter 7A of the Michigan Business Corporation Act prohibits a Michigan corporation from engaging in a business combination with an interested shareholder, unless: (i) prior to such date, the board of directors approved the business combination; or (ii) on or subsequent to such date, the business combination is approved by at least 90% of the votes of each class of the corporation’s stock entitled to vote and by at least two-thirds of such voting stock not held by the interested shareholder or such shareholder’s affiliates. The Michigan Business Corporation Act defines a “business combination” to include certain mergers, consolidations, dispositions of assets or shares and recapitalizations. An “interested shareholder” is defined by the Michigan Business Corporation Act to include a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation.	Chapter 7A of the Michigan Business Corporation Act prohibits a Michigan corporation from engaging in a business combination with an interested shareholder, unless: (i) prior to such date, the board of directors approved the business combination; or (ii) on or subsequent to such date, the business combination is approved by at least 90% of the votes of each class of the corporation’s stock entitled to vote and by at least two-thirds of such voting stock not held by the interested shareholder or such shareholder’s affiliates. The Michigan Business Corporation Act defines a “business combination” to include certain mergers, consolidations, dispositions of assets or shares and recapitalizations. An “interested shareholder” is defined by the Michigan Business Corporation Act to include a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation.

	Grand River	Isabella
Grand River’s bylaws specify that a majority of votes actually cast shall decide any matter properly before the shareholders at a meeting at which a quorum is present, except for election of directors. The MBCA provides that a transaction such as the merger must be recommended by the board of directors to the shareholders, and receive an affirmative vote of the holders of a majority of the outstanding shares of Grand River, unless a greater vote is required in the Grand River articles of incorporation.
Limitation of Personal Liability of Officers and Directors	Grand River’s governing documents do not include provisions limiting the personal liability of its officers and directors.	Under Isabella’s articles of incorporation, a director is not personally liable to the corporation or its shareholders for monetary damages for a breach of the director’s fiduciary duty. However, the articles do not eliminate or limit the liability of a director for any of the following: (1) A breach of the director’s duty of loyalty to the corporation or its shareholders; (2) Acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law; (3) A transaction from which the director derived an improper personal benefit; (4) A violation of 551(1) of the Michigan Business Corporation Act; and (5) An act or omission occurring before the date upon which the latest amendment to the articles of incorporation of the corporation has been duly approved and filed as required by law.
Indemnification of Directors and Officers and Insurance	Grand River’s governing documents do not include any provisions providing indemnification of its officers and directors.
Under Isabella’s bylaws and articles of incorporation, Isabella shall indemnify its present and past directors and officers, and each other person who is or was serving at the request of the corporation as an employee or agent of the corporation or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the full extent permitted by law.
The bylaws further provide that the rights of indemnification and

	Grand River	Isabella
advancement of expenses as set forth in the bylaws are in addition to all rights which any director, officer, employee, agent, trustee, administrator, or other fiduciary may be entitled as a matter of law, under the articles of incorporation, pursuant to any contract, agreement or vote of shareholders or disinterested directors, or otherwise, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs and personal representatives of that person.
Appraisal or Dissenters’ Rights	Grand River shareholders are entitled to exercise dissenters’ rights with respect to the merger under Section 762 of the MBCA. Any shareholder who wishes to exercise dissenters’ rights must strictly comply with the procedures set forth in Sections 761 through 774 of the MBCA. A description of these procedures is included in the section of this proxy statement/prospectus entitled “The Merger — Dissenters’ Rights in the Merger.” A copy of the sections of the MBCA pertaining to dissenters’ rights is included as Annex B to this proxy statement/prospectus. Grand River’s governing documents do not grant dissenters’ rights in addition to those provided by the MBCA.	Michigan Business Corporation Act Section 450.1762 provides for a shareholder’s right to dissent and obtain payment for the fair value of his or her shares in the event of consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger under Section 703a or 736(5) of the Michigan Business Corporation Act.
Dividends
Grand River’s bylaws provide that the board of directors may declare and Grand River may make distributions on its outstanding shares in cash, property or shares in accordance with law and subject to the Grand River articles of incorporation.
Under Section 345 of the MBCA, Grand River may not pay a dividend if, after giving effect to such dividend, Grand River would not be able to pay its debts as they become due in the usual course of business, or Grand River’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if Grand River
The holders of Isabella Common Stock are entitled to participate ratably on a per share basis in the payment of dividends when, as and if declared thereon by the board of directors out of funds legally available for the payment of dividends. The payment of dividends is subject to limitations that are imposed by law and applicable regulation.

	Grand River	Isabella
were to be dissolved at the time of the dividend, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.
Amendments to Articles and Bylaws
In accordance with Section 611 of the MBCA, Grand River’s articles of incorporation may be amended by a vote of the majority of all outstanding shares entitled to vote.
Grand River’s bylaws may be altered, amended or repealed and new bylaws may be adopted by the shareholders at any meeting of the shareholders at which quorum is present, or by the board of directors, by a majority vote of the directors present at any meeting at which there is a quorum, except with respect to any provision that by virtue of law, Grand River’s articles of incorporation or Grand River’s bylaws, requires action by the shareholders, and subject to the power of the shareholders to alter or repeal bylaws made by the board.

Amendments to the articles of incorporation must be approved by at least 66 2∕3% of the issued and outstanding shares of the corporation’s voting common stock.
The Bylaws may be amended by a two-thirds affirmative vote of the board of directors or by a majority vote of the shareholders at any regular meeting, or special meeting, called for that purpose, upon prior notice of the proposed action. An amendment of the bylaws that relates to the classified board of directors must be done only by vote of the holders of a majority of shares of common stock of the corporation.

Action by Written Consent of Shareholders	Grand River’s articles of incorporation provide that any action required or permitted by the MBCA to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. Written consents are not effective to take corporate action unless within sixty (60) days after the record date for determining shareholders entitled to express consent to or dissent from a proposal without a meeting, written consents dated not more than ten (10) days before the record date and signed by a sufficient number of shareholders to
Isabella’s bylaws provide that shareholders may take action or consent to action without a meeting only to the extent authorized by the articles of incorporation or as otherwise authorized by Michigan law.
Michigan Business Corporation Act Section 450.1407 provides that the articles of incorporation may provide that any action required or permitted under the Michigan Business Corporation Act to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding shares that have at least the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted.

	Grand River	Isabella
	take the action are delivered to Grand River. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to shareholders who would have been entitled to notice of the shareholder meeting if the action had been taken at a meeting and who have not consented to the action in writing. An electronic transmission consenting to an action must comply with Section 407(3) of the MBCA.	Isabella’s articles of incorporation are silent regarding action by written consent of shareholders.
Shareholder Rights Plan	Grand River does not currently have a rights plan in effect.	Isabella does not currently have a rights plan in effect.
Forum Selection Bylaw	Grand River’s bylaws provide that unless Grand River consents in writing to the selection of an alternative forum, the courts of the State of Michigan located in Kent County and the United States District Court for the Western District of Michigan shall be the sole and exclusive forum for (i) derivative actions or proceedings on behalf of Grand River, (ii) actions asserting breach of fiduciary duty by any director, officer or other employee of Grand River, (iii) claims arising pursuant to the MBCA or Grand River’s governing documents, or (iv) any action against Grand River or any director, officer or other employee governed by the internal affairs doctrine.	Isabella’s bylaws state that unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action for breach of duty to the corporation or the corporation’s shareholders by any current or former officer or other employee or agent or director of the corporation, (iii) any action against the corporation or any current or former director, officer or other employee or agent or director of the corporation arising pursuant to any provision of the Michigan law or the articles of incorporation of the corporation or these Bylaws, or (iv) any action against the corporation or any current or former officer or other employee or agent or director of the corporation governed by the internal affairs doctrine shall be the United States District Court for the Eastern District of Michigan, Bay City Division, or in the event that court lacks jurisdiction to hear such action, the 76th District Court, Mount Pleasant, Michigan, unless all of the foregoing courts lack personal jurisdiction over an indispensable party named as a defendant.

LEGAL MATTERS
The validity of Isabella common stock to be issued in connection with the merger will be passed upon for Isabella by Luse Gorman, PC, Washington, D.C.
Luse Gorman, PC, Washington, D.C., counsel for Isabella, and Hunton Andrews Kurth LLP, Dallas, Texas, counsel for Grand River, will provide prior to the effective time opinions regarding certain federal income tax consequences of the mergers for Isabella and Grand River, respectively.
EXPERTS
Isabella
The consolidated financial statements of Isabella as of December 31, 2025, and for year ended December 31, 2025, have been incorporated by reference herein in reliance on the report of Plante & Moran, PLLC, an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of Isabella as of December 31, 2024, and for year ended December 31, 2024, have been incorporated by reference herein in reliance on the report of Rehmann Robson LLC, an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.
Grand River
The consolidated financial statements of Grand River as of December 31, 2025 and 2024, and for each of the years in the two-year period ended December 31, 2025, have been included in this proxy statement/prospectus in reliance on the report of Rehmann Robson LLC, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
Isabella files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Isabella, which can be accessed at http://www.sec.gov. In addition, documents filed with the SEC by Isabella, including the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, will be available free of charge in the “SEC Filings” section of Isabella’s website, https://ir.isabellabank.com/. The web address of the SEC and Isabella are included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.
Isabella has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to Isabella’s securities to be issued in the merger. This document constitutes the prospectus of Isabella filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.
Statements contained in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Isabella to incorporate by reference into this document documents filed with the SEC by Isabella. This means that the companies can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information that we file with the SEC will update and supersede that information. Isabella incorporates by reference the documents listed below and any documents filed by Isabella under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and until the date that the offering of Isabella common stock is terminated:
Isabella filings (SEC File No. 001-42639)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2025 filed on March 13, 2026
Current Reports on Form 8-K	Filed on January 5, 2026 Filed on February 26, 2026 Filed on March 25, 2026 Filed on May 7, 2026 Filed on May 28, 2026 Filed on June 15, 2026 Filed on June 16, 2026
Definitive Proxy Statement on Schedule 14A	Filed on March 23, 2026
The description of Isabella common stock set forth in its registration statement on Form 8-A including any amendment or report filed with the SEC for the purpose of updating this description.	Filed on May 8, 2025
You may request a copy of the documents incorporated by reference into this document. Requests for documents should be directed to:
Isabella Bank Corporation
401 N. Main Street
Mt. Pleasant, Michigan 48858
(989) 772-9471
Attention: Corporate Secretary

Grand River does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents and reports with the SEC. If you have questions concerning Grand River or would like to request copies of Grand River’s audited historical consolidated financial statements or quarterly financial information, please contact:
Grand River Commerce, Inc.
4471 Wilson Avenue SW
Grandville, MI 49418
Attention: Corporate Secretary
(616) 929-1600
This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this document by reference or in Isabella’s and Grand River’s affairs since the date of this document. Isabella provided the information contained in this document with respect to Isabella and Grand River provided the information contained in this document with respect to Grand River.

Annex A
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER
by and among
ISABELLA BANK CORPORATION,
GRAND RIVER COMMERCE, INC.
and
401 MERGER SUB, INC.

Dated as of June 11, 2026

A-i

A-ii

A-iii

A-iv

INDEX OF DEFINED TERMS
Page
2026 Convertible Debt	17
Acquisition Proposal	71
Adjusted Equity	6
affiliate	83
Aggregate Cash Consideration	5
Aggregate Stock Consideration	6
Agreement	1
Appraisal Demand	14
Articles of Amendment Recommendation Change	74
Audited Financial Statements	21
Bank Merger	1
Bank Merger Agreement	1
Bank Merger Certificates	4
Bank Merger Effective Time	4
BHC Act	15
BOLI	38
Borrower	37
Brean Capital	22
business day	83
Cash Conversion Number	7
Cash Election	5
Cash Election Shares	5
Certificate	9
Chosen Courts	84
Closing	2
Closing Date	2
Code	1
Confidentiality Agreement	63
Continuation Period	65
Continuing Employees	65
DIF	16
DIFS	20
Dissenting Shares	14
Dissolved Subsidiary	17
DOL	25
Effective Time	2
Election	9
Election Deadline	9
Enforceability Exceptions	19
Environmental Laws	33
ERISA	25

A-v

Page
Exchange Act	36
Exchange Agent	9
Exchange Ratio	6
FDIC	16
Federal Reserve Board	20
Financial Statements	21
First Step Articles of Merger	2
Form of Election	9
GAAP	15
Governmental Entity	20
Grand River	1
Grand River 401(k) Plan	67
Grand River Articles	3
Grand River Articles of Amendment	74
Grand River Articles of Amendment Board Recommendation	74
Grand River Articles of Amendment Meeting	74
Grand River Articles of Amendment Proxy Statement	74
Grand River Bank	1
Grand River Benefit Plans	25
Grand River Board Recommendation	64
Grand River Bylaws	3
Grand River Common Stock	3
Grand River Contract	31
Grand River Disclosure Schedule	15
Grand River Equity Awards	13
Grand River Equity Plans	13
Grand River ERISA Affiliate	25
Grand River Expenses	7
Grand River Indemnified Parties	68
Grand River Leased Real Property	34
Grand River Meeting	63
Grand River Owned Properties	33
Grand River PTO Policies	67
Grand River Qualified Plans	26
Grand River Real Estate Leases	34
Grand River Regulatory Agreement	32
Grand River Restricted Stock Award	13
Grand River Stock Option	13
Grand River Subsidiary	16
Grand River Systems	35
Grand River Voting Agreements	2
Intellectual Property	35
Interim Surviving Corporation	1

A-vi

Page
IRS	25
Isabella	1
Isabella 401(k) Plan	67
Isabella Bank	1
Isabella Benefit Plans	48
Isabella Common Stock	2
Isabella Contract	45
Isabella Disclosure Schedule	39
Isabella Equity Awards	41
Isabella ERISA Affiliate	48
Isabella Financial PTO Policy	67
Isabella Leased Real Property	52
Isabella Owned Properties	51
Isabella Real Estate Leases	52
Isabella Regulatory Agreement	50
Isabella Reports	44
Isabella Restricted Stock Awards	41
Isabella Stock Options	41
Isabella Stock Plans	41
Isabella Subsidiary	40
Isabella Systems	52
knowledge	83
Laws	29
Liens	18
Litigation	70
Loan Participation	37
Loans	37
Mailing Date	9
Material Adverse Effect	15
Materially Burdensome Regulatory Condition	62
MBCA	2
Measurement Date	6
Merger	1
Merger Consideration	6
Merger Sub	1
Merger Sub Bylaws	40
Merger Sub Charter	40
Merger Sub Common Stock	3
Mergers	1
Michigan LARA	2
Minimum Allowance Amount	73
Minimum Equity	6
Multiemployer Plan	27

A-vii

Page
Multiple Employer Plan	27
New Plans	66
Non-Election Shares	6
PBGC	25
Per Share Cash Consideration	5
Per Share Stock Consideration	5
Permitted Encumbrances	34
person	83
Personal Data	36
Piper Sandler	47
Premium Cap	69
Proxy Statement	20
PTO	67
Recommendation Change	64
Regulatory Agencies	20
Representatives	70
Requisite Grand River Vote	19
Requisite Regulatory Approvals	61
Restrictive Covenant	28
S-4	20
SEC	20
Second Effective Time	3
Second Step Articles of Merger	3
Second Step Merger	1
Securities Act	44
Security Breach	36
SRO	20
Stock Election	5
Stock Election Shares	5
Subsidiary	16
Superior Proposal	71
Surviving Bank	4
Surviving Entity	1
Takeover Statutes	36
Tax	25
Tax Return	25
Taxes	25
Termination Date	78
Termination Fee	80
Total Borrower Commitment	37
Voting Grand River Common Stock	3

A-viii

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of June 11, 2026 (this “Agreement”), by and among Isabella Bank Corporation, a Michigan corporation (“Isabella”), Grand River Commerce, Inc., a Michigan corporation (“Grand River”), and 401 Merger Sub, Inc., a Michigan corporation and a wholly owned subsidiary of Isabella (“Merger Sub”).
W I T N E S S E T H:
WHEREAS, the Boards of Directors of Isabella, Merger Sub and Grand River have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which Merger Sub will, subject to the terms and conditions set forth herein, merge with and into Grand River (the “Merger”), so that Grand River is the surviving corporation (hereinafter sometimes referred to in such capacity, the “Interim Surviving Corporation”) in the Merger, and, as soon as reasonably practicable following the Merger and as part of a single integrated transaction for purposes of the Internal Revenue Code of 1986, as amended (the “Code”), the Interim Surviving Corporation will, subject to the terms and conditions set forth herein, merge with and into Isabella (the “Second Step Merger”, and together with the Merger, the “Mergers”), so that Isabella is the surviving corporation in the Second Step Merger (hereinafter sometimes referred to in such capacity as the “Surviving Entity”);
WHEREAS, in furtherance thereof, the respective Boards of Directors of Isabella, Merger Sub and Grand River have approved this Agreement and the transactions contemplated hereby and, in the case of Grand River, have directed that this Agreement be submitted to a vote of its shareholders for approval and have recommended that its shareholders approve this Agreement and the transactions contemplated hereby;
WHEREAS, immediately following the consummation of the Mergers, Grand River Bank, a Michigan-chartered member bank and a wholly owned direct Subsidiary of Grand River (“Grand River Bank”), shall merge (the “Bank Merger”) with and into Isabella Bank, a Michigan-chartered member bank and a wholly owned Subsidiary of Isabella (“Isabella Bank”), so that Isabella Bank is the surviving entity in the Bank Merger and is a wholly owned direct Subsidiary of Isabella, pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof, by and between Isabella Bank and Grand River Bank, and attached hereto as Exhibit A (the “Bank Merger Agreement”);
WHEREAS, for federal income tax purposes, it is intended that (a) the Mergers, taken together, shall be treated as a single integrated transaction as described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) this Agreement is intended to be, and is hereby adopted as, a plan of reorganization within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 356 and 361 of the Code (and the Treasury Regulations thereunder and any relevant comparable provision of state Law);
WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and an inducement for Isabella to enter into this Agreement, all of the directors and executive officers of Grand River have entered into separate Voting Agreements with Isabella, substantially in the form attached hereto as Exhibit B (collectively, the “Grand River Voting Agreements”) in connection with the Merger; and
WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions contemplated hereby and also to prescribe certain conditions to the transactions contemplated hereby.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I
THE MERGER
1.1   The Merger.   Subject to the terms and conditions of this Agreement, in accordance with the Michigan Business Corporation Act, as amended (the “MBCA”), at the Effective Time, Merger Sub shall merge with and into Grand River. Grand River shall be the Interim Surviving Corporation in the

Merger and shall continue its corporate existence under the laws of the State of Michigan. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.
1.2   Closing.    Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place (a) by electronic exchange of documents at 10:00 a.m., Eastern time, on the first business day of the first month following the date in which the conditions set forth in Article VII hereof have been satisfied or, if permitted by Law, waived (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof); or (b) at such other date, time or place as Isabella and Grand River may mutually agree in writing after all of such conditions have been satisfied or, if permitted by Law, waived (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof). The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”
1.3   Effective Time.    The Merger shall become effective as set forth in the certificate of merger (the “First Step Articles of Merger”) to be filed with the Department of Licensing and Regulatory Affairs of the State of Michigan (the “Michigan LARA”) on the Closing Date. The term “Effective Time” shall be the time, on the Closing Date, when the Merger becomes effective, as set forth in the First Step Articles of Merger.
1.4   Effects of the Merger.    At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the MBCA and this Agreement.
1.5   Isabella Common Stock.   At and after the Effective Time, each share of Isabella common stock, no par value (the “Isabella Common Stock”) issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of Isabella Common Stock and shall not be affected by the Merger.
1.6   Merger Sub Common Stock.   At the Effective Time, by virtue of the Merger and without any action on the part of Isabella, Grand River, Merger Sub or any holder of securities thereof, each share of the common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Interim Surviving Corporation and shall constitute the only outstanding capital stock of the Interim Surviving Corporation.
1.7   Grand River Common Stock.   At the Effective Time, by virtue of the Merger and without any action on the part of Isabella, Grand River, Merger Sub or any holder of securities thereof, each share of the voting common stock, par value $0.01 per share of Grand River (“Voting Grand River Common Stock”) and any non-voting common stock of Grand River created pursuant to the Grand River Articles of Amendment pursuant to Section 6.22 of this Agreement (“Non-Voting Grand River Common Stock,” and collectively, the “Grand River Common Stock”) shall be exchanged for the Merger Consideration in accordance with Article II.
1.8   Articles of Incorporation of Interim Surviving Corporation.    At the Effective Time, the Articles of Incorporation of Grand River (the “Grand River Articles”), as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Interim Surviving Corporation until thereafter amended in accordance with their terms and applicable law.
1.9   Bylaws of Interim Surviving Corporation.    At the Effective Time, the Bylaws of Grand River (the “Grand River Bylaws”) shall be the bylaws of the Interim Surviving Corporation until thereafter amended in accordance with their terms and applicable law.
1.10   Directors and Officers of Interim Surviving Corporation.    The officers and directors of Merger Sub as of immediately prior to the Effective Time shall be the officers and directors, respectively, of the Interim Surviving Corporation, such individuals to serve in such respective capacities until such time as their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal from office.
1.11   Second Step Merger.
(a)   The Second Step Merger.   Immediately following the Effective Time and as part of a single, integrated transaction, in accordance with the MBCA, Isabella shall cause the Interim

Surviving Corporation to be merged with and into Isabella, and shall continue its corporate existence under the laws of the State of Michigan. Upon consummation of the Second Step Merger, the separate corporate existence of the Interim Surviving Corporation shall terminate. In furtherance of the foregoing, Isabella shall cause to be filed with the Michigan LARA, in accordance with the MBCA, the certificate of merger with respect to the Second Step Merger (the “Second Step Articles of Merger”). The Second Step Merger shall become effective at such time specified in the Second Step Articles of Merger in accordance with the relevant provisions of the MBCA, or at such other time as shall be provided by applicable law (such time hereinafter referred to as the “Second Effective Time”).
(b)   Interim Surviving Corporation Common Stock.   At the Second Effective Time, by virtue of the Second Step Merger and without any action on the part of Isabella, the Interim Surviving Corporation or any holder of securities thereof, each share of common stock of the Interim Surviving Corporation shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(c)   Isabella Stock.   At and after the Second Effective Time, each share of Isabella Common Stock issued and outstanding immediately prior to the Second Effective Time shall remain an issued and outstanding share of Isabella Common Stock and shall not be affected by the Second Step Merger; it being understood that upon the Second Effective Time, Isabella Common Stock, including the shares issued to former holders of Grand River Common Stock, shall be the common stock of the Surviving Entity.
(d)   Articles of Incorporation of Surviving Entity.   At the Second Effective Time, the articles of incorporation of Isabella, as in effect immediately prior to the Second Effective Time, shall be the articles of incorporation of the Surviving Entity until thereafter amended in accordance with applicable law.
(e)   Bylaws of Surviving Entity.   At the Second Effective Time, the bylaws of Isabella, as in effect immediately prior to the Second Effective Time, shall be the bylaws of the Surviving Entity until thereafter amended in accordance with applicable law.
(f)   Officers and Directors of Surviving Entity.   At the Second Effective Time, the officers and directors of Isabella immediately prior to the Second Effective Time shall be the officers and directors, respectively, of the Surviving Entity.
1.12   Bank Merger.
(a)   Immediately following the consummation of the Second Step Merger, Isabella Bank and Grand River Bank shall consummate the Bank Merger pursuant to which Grand River Bank shall merge with and into Isabella Bank pursuant to the Bank Merger Agreement. Isabella Bank shall be the surviving bank in the Bank Merger (herein sometimes referred to as the “Surviving Bank”) and, following the Bank Merger, the separate corporate existence of Grand River Bank shall cease. The Bank Merger shall become effective immediately after the Second Step Merger or at such later time as Isabella may determine. Prior to the Second Effective Time, Grand River shall cause Grand River Bank, and Isabella shall cause Isabella Bank, to execute such certificates of merger and such other documents and certificates as are necessary, required or desirable to make the Bank Merger effective (the “Bank Merger Certificates”) at the time specified in the foregoing sentence.
(b)   At the effective time of the Bank Merger (the “Bank Merger Effective Time”), the officers and the directors of the Surviving Bank immediately prior to the Bank Merger Effective Time shall continue to be the officers and the directors of the Surviving Bank.
1.13   Tax Consequences.    The parties intend for (a) the Mergers, taken together, shall qualify as a single integrated transaction as described in Rev. Rul. 2001-46, 2001-2 C.B. 321 that qualifies as a tax-free “reorganization” within the meaning of Section 368(a) of the Code, and (b) by executing this Agreement, this Agreement is intended to be, and is adopted as, a plan of reorganization within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354,

356 and 361 of the Code (and the Treasury Regulations thereunder and any relevant comparable provision of state Law). This Agreement shall be interpreted consistent with that intent. Each party hereto shall cause all Tax Returns to be prepared and filed on the basis of treating the Merger and the Second Step Merger as a “reorganization” within the meaning of Section 368(a) of the Code and shall not (or permit any of its Affiliates to) take any position inconsistent therewith in any Tax filing or Action, except as otherwise required by a “determination” (within the meaning of Section 1313(a) of the Code).
ARTICLE II
EXCHANGE OF SHARES
2.1   Merger Consideration.
(a)   Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:
(i)   Each share of Isabella Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding following the Effective Time and shall be unchanged by the Merger.
(ii)   All shares of Grand River Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares of Grand River Common Stock to be cancelled pursuant to Section 2.1(b)) shall become and be converted into the right to receive, without interest, at the election of the holder thereof and in accordance with the procedures set forth in Sections 2.4 and subject to Section 2.2 and Section 2.5, the following:
A.   for each share of Grand River Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost, pursuant to Section 2.4 (a “Cash Election”), subject to adjustment, the right to receive in cash from Isabella, without interest, of an amount of cash equal to the quotient of (A) $18,262,391, (as adjusted, the “Aggregate Cash Consideration”), divided by (B) the Cash Conversion Number, rounded to the nearest cent (such amount, the “Per Share Cash Consideration”) (collectively, “Cash Election Shares”);
B.   for each share of Grand River Common Stock with respect to which an election to receive Isabella Common Stock has been effectively made and not revoked or lost, pursuant to Section 2.4 (a “Stock Election”), subject to adjustment, the right to receive from Isabella the number of shares of Isabella Common Stock equal to the Exchange Ratio (the “Per Share Stock Consideration”) (collectively, the “Stock Election Shares”); and
C.   for each share of Grand River Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or lost, pursuant to Section 2.4 (collectively, “Non-Election Shares”), the right to receive from Isabella the Per Share Stock Consideration or the Per Share Cash Consideration as is determined in accordance with Section 2.2.
For purposes of this Agreement: (x) “Exchange Ratio” means a number, as adjusted, of shares of Isabella Common Stock equal to the quotient of (A) the Aggregate Stock Consideration divided by (B) the difference of (1) the aggregate number of shares of Grand River Common Stock issued and outstanding immediately prior to the Effective Time (excluding Dissenting Shares and shares of Grand River Common Stock to be cancelled as provided in Section 2.1(b)) minus (2) the Cash Conversion Number, rounded to the nearest ten thousandth; (y) “Aggregate Stock Consideration” means 839,003 shares of Isabella Common Stock, subject to appropriate adjustment (without duplication based on the same adjustment being provided elsewhere in this Agreement) for any stock split, reverse stock split, recapitalization, reclassification or similar transaction with respect to the then outstanding shares of Isabella Common Stock declared or effected after the date of this Agreement and prior to the Closing Date; and (z) the Per Share Cash Consideration and/or the Per Share Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”
(b)   At the Effective Time, all shares of Grand River Common Stock that are owned directly or indirectly by Isabella or Grand River, including any shares of Grand River Common Stock held by Isabella or Grand River or any of their respective Subsidiaries in respect of a debt previously contracted, other than shares that are held by Isabella or Grand River, if any, in a fiduciary capacity, shall be canceled and shall cease to exist and no Merger Consideration shall be delivered in exchange therefor. All shares of Isabella Common Stock that are owned by Grand River shall be cancelled and shall cease to exist and no Merger Consideration shall be delivered in exchange therefor.
(c)   Notwithstanding anything in this Agreement to the contrary, if either of the tax opinions referred to in Sections 7.2(c) and 7.3(c) cannot be rendered (as reasonably determined, in each case, by the counsel charged with giving such opinion) as a result of the Mergers, taken together, potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then the parties shall work together in good faith to restructure the Merger in a manner consistent with the terms reflected herein.
(d)   If the Adjusted Equity, as defined below, of Grand River as of the close of business on the third (3rd) Business Day preceding the Closing Date, or such other date as mutually agreeable to Isabella and Grand River (such date, the “Measurement Date”), is less than $45.7 million (the “Minimum Equity”), then the Aggregate Cash Consideration shall be reduced, on a dollar for dollar basis, by an amount equal to the difference between the Minimum Equity and the Adjusted Equity. For purposes of this Agreement, “Adjusted Equity” means, as of any date, the total shareholders’ equity of Grand River as of such date, calculated on a consolidated basis and in accordance with GAAP and adjusted to exclude: (i) any Grand River Expenses, (ii) any accounting charges, solely to the extent taken at the written request of Isabella subsequent to the date of this Agreement and not otherwise required to be incurred or taken pursuant to applicable GAAP or the terms of this Agreement and (iii) Grand River’s accumulated other comprehensive income, on a consolidated basis with Grand River Bank. On the Measurement Date, Grand River shall deliver to Isabella a certificate, signed by the chief financial officer of Grand River, setting forth a copy of Grand River’s balance sheet as of the Measurement Date and a calculation of the Adjusted Equity, which certificate and calculation shall be subject to review and approval by Isabella. For purposes of this Agreement, “Grand River Expenses” shall mean the reasonable estimate, determined in good faith by Grand River and set forth in Section 2.1(d) of the Grand River Disclosure Schedules, of the costs and expenses that Grand River and its Subsidiaries reasonably expect to pay or accrue in connection with the Mergers and the other transactions contemplated by this Agreement, including without limitation: (i) the amount of any costs, fees, expenses and commissions payable to any broker, finder, financial advisor or investment banking firm in connection with this Agreement or the transactions contemplated hereby, (ii) the amount of all legal and accounting fees and other expenses incurred in connection with the negotiation, execution or performance of this Agreement or the consummation of the transactions contemplated hereby, (iii) the amount of any costs, fees, expenses, contract payments, penalties or liquidated damages paid or accrued in connection with the termination of contracts by Grand River or Grand River Bank, including any and all expenses charged by Grand River or Grand River Bank’s service, software or technology company providers or vendors, including for deconversion and release of records, electronic or otherwise, (iv) the amount of any payments to be made or accrued pursuant to any existing employment, change in control, salary continuation, deferred compensation or other similar agreements or arrangements or severance, noncompetition, retention or bonus arrangements between Grand River or Grand River Bank and any other Person (as defined herein) (including any “excess parachute payments” within the meaning of Section 280G of the Code or similarly applicable state law) and in excess of the applicable amount accrued for any such payment in accordance with GAAP on Grand River’s consolidated balance sheet in the ordinary course of business and consistent with past practice, (v) the premium or additional cost or expense incurred to purchase the “tail” policy pursuant to Section 6.8 of this Agreement, and (vi) other amounts mutually agreed upon in writing by Isabella and Grand River.
2.2   Proration.
(a)   Notwithstanding any other provision contained in this Agreement, the number of shares of Grand River Common Stock to be converted into the Per Share Cash Consideration (the “Cash Conversion Number”) shall be equal to the product obtained by multiplying (x) the number of shares of Grand River Common Stock issued and outstanding as of the Effective Time (excluding Dissenting Shares and shares of Grand River Common Stock to be canceled as provided in Section 2.1(b)) by (y) 0.35.
(b)   Within five (5) Business Days after the Effective Time, Isabella shall cause the Exchange Agent (as defined below) to effect the allocation among holders of Grand River Common Stock of rights to receive the Per Share Cash Consideration and the Per Share Stock Consideration as follows:
(i)   If the number of Cash Election Shares is greater than the Cash Conversion Number, then:
A.   all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Per Share Stock Consideration; and
B.   the Cash Election Shares of each holder thereof shall be converted into the right to receive the Per Share Stock Consideration in respect of that number of Cash Election Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Cash Election Shares exceed (2) the Cash Conversion Number and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Per Share Cash Consideration.
(ii)   If the number of Cash Election Shares is less than the Cash Conversion Number, then:
A.   all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration;
B.   the Stock Election Shares of each holder thereof shall be converted into the right to receive the Per Share Cash Consideration in respect of that number of Stock Election Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Cash Conversion Number exceeds (2) the Cash Election Shares and the denominator of which is the sum of (I) the total number of Stock Election Shares plus (II) the total number of Non-Election Shares, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Per Share Stock Consideration; and
C.   the Non-Election Shares of each holder thereof shall be converted into the right to receive the Per Share Cash Consideration in respect of that number of Non-Election Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Cash Conversion Number exceeds (2) the Cash Election Shares and the denominator of which is the sum of (I) the total number of Stock Election Shares plus (II) the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Per Share Stock Consideration.
(iii)   If the number of Cash Election Shares is equal to the Cash Conversion Number, then all Cash Election Shares shall be converted into the right to receive the Per Share Cash

Consideration and all Stock Election Shares and Non-Election Shares shall be converted into the right to receive the Per Share Stock Consideration.
2.3   Rights as Shareholders; Stock Transfers.    All shares of Grand River Common Stock, when converted as provided in Section 2.1(a)(ii), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate previously evidencing such shares of Grand River Common Stock (each, a “Certificate”, it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Grand River Common Stock) (other than Certificates with respect to Dissenting Shares) shall thereafter represent only the right to receive for each such share of Grand River Common Stock, the Merger Consideration and, if applicable, any cash in lieu of fractional shares of Isabella Common Stock in accordance with Section 2.4(l). At the Effective Time, holders of the Grand River Common Stock shall cease to be, and shall have no rights as, shareholders of Grand River other than the right to receive the Merger Consideration and cash in lieu of fractional shares of Isabella Common Stock as provided under this Article II. After the Effective Time, there shall be no transfers on the stock transfer books of Grand River of shares of Grand River Common Stock. If, after the Effective Time, Certificates representing Grand River Common Stock (other than Certificates with respect to Dissenting Shares) are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration, cash in lieu of fractional shares and dividends or distributions as provided in this Article II.
2.4   Election and Exchange Procedures.
(a)   Each holder of Grand River Common Stock may specify in a request made in accordance with the provisions of this Section 2.4 (herein called an “Election”) (x) the number of shares of Grand River Common Stock owned by such holder with respect to which such holder of Grand River Common Stock desires to make a Stock Election and (y) the number of shares of Grand River Common Stock owned by such holder of Grand River Common Stock with respect to which such holder of Grand River Common Stock desires to make a Cash Election.
(b)   Isabella shall prepare a form reasonably acceptable to Grand River (the “Form of Election”) which shall be mailed to Grand River’s shareholders of record so as to permit Grand River shareholders to exercise their right to make an Election prior to the Election Deadline.
(c)   The Form of Election shall be mailed to each holder of Grand River Common Stock not less than thirty (30) calendar days prior to the anticipated Effective Time or on such date as Grand River and Isabella shall mutually agree (the “Mailing Date”).
(d)   Any Election shall have been made properly only if the Person authorized to receive Elections and to act as Exchange Agent under this Agreement, which Person shall be designated by Isabella and reasonably acceptable to Grand River (the “Exchange Agent”), pursuant to an agreement entered into prior to Closing shall have received, by 5:00 p.m. local time in the city in which the principal office of such Exchange Agent is located, on the date that is the twenty-fifth (25th) calendar day following the Mailing Date (the “Election Deadline”), a Form of Election properly completed and signed accompanied by the Certificates representing Grand River Common Stock as to which such Form of Election is being made or by an appropriate guarantee of delivery of such Certificates, as set forth in the Form of Election.
(e)   Any Grand River shareholder may, at any time prior to the Election Deadline, change or revoke their Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. If Isabella, after consultation with the Exchange Agent, shall determine in its reasonable discretion that any Election is not properly made with respect to any shares of Grand River Common Stock, such Election shall be deemed to be not in effect, and the shares of Grand River Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.
(f)   All Elections shall be revoked automatically if the Exchange Agent is notified in writing by Isabella or Grand River that this Agreement has been terminated in accordance with Article VII.

(g)   If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name a Certificate surrendered pursuant to Section 2.4(i) is registered, it shall be a condition to such payment that such Certificate shall be properly endorsed or otherwise be in proper form for transfer, as applicable, and the Person requesting such payment shall inform the Exchange Agent, pursuant to an agreement entered into prior to Closing, whether any transfer or other similar Taxes are required as a result of such payment to a Person other than the registered holder of such Certificate, or establish to the reasonable satisfaction of the Exchange Agent that such Taxes are not payable. If such transfer or other similar Taxes are payable pursuant to the preceding sentence, then the Exchange Agent shall withhold and deduct from the Merger Consideration (including cash in lieu of fractional shares of Isabella Common Stock) otherwise payable pursuant to this Agreement to the designated Person other than the registered holder such amounts as the Exchange Agent determines is necessary based on the information supplied by the registered holder. The Exchange Agent (or, subsequent to the twelve-month anniversary of the Effective Time, Isabella) shall be entitled to deduct and withhold from the Merger Consideration (including cash in lieu of fractional shares of Isabella Common Stock) otherwise payable pursuant to this Agreement to any holder of Grand River Common Stock such amounts as the Exchange Agent or Isabella, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent that any amounts are withheld by the Exchange Agent or Isabella, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Grand River Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Isabella, as the case may be.
(h)   At least one (1) business day prior to the Effective Time, Isabella shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Grand River Common Stock pursuant to this Article II (i) certificates, or at Isabella’s option, evidence of shares in book-entry form, representing the shares of Isabella Common Stock, sufficient to pay the Aggregate Stock Consideration required pursuant to this Article II, and (ii) an aggregate amount of cash sufficient to pay the Aggregate Cash Consideration and the estimated amount of cash to be paid in lieu of fractional shares of Isabella Common Stock, each to be given to the holders of Grand River Common Stock in exchange for Certificates pursuant to this Article II. Until the twelve (12) month anniversary of the Effective Time, Isabella shall make available on a timely basis or cause to be made available to the Exchange Agent the following: (i) certificates, or at Isabella’s option, evidence of shares in book-entry form, representing the shares of Isabella Common Stock, sufficient to pay the Aggregate Stock Consideration required pursuant to this Article II, and (ii) an aggregate amount of cash sufficient to pay the Aggregate Cash Consideration and the estimated amount of cash to be paid in lieu of fractional shares of Isabella Common Stock, each to be given to the holders of Grand River Common Stock in exchange for Certificates pursuant to this Article II. Upon such twelve (12) month anniversary, any such cash or certificates remaining in the possession of the Exchange Agent, together with any earnings in respect thereof, shall be delivered to Isabella. Any holder of Certificates who has not theretofore exchanged his or her Certificates or for the Merger Consideration pursuant to this Article II who has not theretofore submitted a letter of transmittal, if required, shall thereafter be entitled to look exclusively to Isabella, and only as a general creditor thereof, for the Merger Consideration, as applicable, to which he or she may be entitled upon exchange of such Certificates pursuant to this Article II. Isabella and the Exchange Agent shall be entitled to rely upon the stock transfer books of Grand River to establish the identity of those Persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto.
(i)   Promptly after the Effective Time, but in no event later than five (5) Business Days thereafter, Isabella shall cause the Exchange Agent to mail or deliver to each Person who did not surrender, or who improperly surrendered, such shareholder’s Certificates (other than Certificates with respect to Dissenting Shares) to the Exchange Agent and who was, immediately prior to the Effective Time, a holder of record of Grand River Common Stock a notice advising such holders of the effectiveness of the Merger, including a form of letter of transmittal in a form reasonably satisfactory to Isabella and Grand River containing instructions for use in effecting the surrender of Certificates in exchange for the Merger Consideration which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon with respect to shares evidenced by Certificates, proper delivery of such Certificates to the Exchange Agent, proper delivery of the Certificates and the transmittal materials, duly, completely and validly executed in accordance with the instructions thereto. Upon surrender to the Exchange Agent of a Certificate for cancellation together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall promptly be provided in exchange therefor, but in no event later than five (5) Business Days after due surrender, (x) a certificate, or at the election of Isabella, a statement reflecting shares issued in book-entry form, representing the number of whole shares of Isabella Common Stock that such holder is entitled pursuant to this Article II, and (y) a check in the amount equal to the sum of (A) the cash portion of the Merger Consideration that such holder has the right to receive in respect of such Certificate surrendered pursuant to this Article II, (B) any cash in lieu of fractional shares pursuant to Section 2.4(l) and (C) any dividends or other distributions that such holder is entitled pursuant to Section 2.4(k), and the Certificate so surrendered shall forthwith be canceled. No interest shall accrue or be paid with respect to any property to be delivered upon surrender of Certificates.
(j)   In the event any Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate(s) to be lost, stolen or destroyed and, if required by Isabella or the Exchange Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate(s), Isabella shall cause the Exchange Agent to issue the Merger Consideration deliverable, and any cash, unpaid dividends or other distributions that would be payable or deliverable, in respect of the shares of Grand River Common Stock represented by such lost, stolen or destroyed Certificates.
(k)   No dividends or other distributions with respect to Isabella Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Isabella Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to subsection (l) below, and all such dividends, other distributions and cash in lieu of fractional shares of Isabella Common Stock shall be paid by Isabella to the Exchange Agent, in each case until the surrender of such Certificate in accordance with subsection (l) below. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of the whole shares of Isabella Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Isabella Common Stock and the amount of any cash payable in lieu of a fractional share of Isabella Common Stock to which such holder is entitled pursuant to subsection (l), and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Isabella Common Stock. Isabella shall make available to the Exchange Agent cash for these purposes, if necessary.
(l)   Notwithstanding any other provision hereof, no fractional shares of Isabella Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, shall be issued in the Merger; no dividend or distribution by Isabella shall relate to such fractional share interests; and such fractional share interests shall not entitle the owner thereof to vote or to any rights as a stockholder of Isabella. In lieu of any such fractional shares, Isabella shall pay to each holder of a fractional share of Isabella Common Stock an amount of cash (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the average of the daily closing prices during the regular session of Isabella Common Stock as reported on Nasdaq for the five (5) consecutive trading days ending on the third Business Day immediately prior to the Closing Date, rounded to the nearest whole cent. Notwithstanding any other provision contained in this Agreement, funds utilized to acquire fractional shares as aforesaid shall be furnished by Isabella on a timely basis and shall in no event be derived from or diminish the Aggregate Cash Consideration available for distribution as part of the Merger Consideration.

2.5   Anti-Dilution Provisions.    In the event Isabella or Grand River changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Isabella Common Stock or Grand River Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding Isabella Common Stock or Grand River Common Stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio shall be proportionately and appropriately adjusted; provided, however, that, for the avoidance of doubt, no such adjustment shall be made (i) with regard to Isabella Common Stock if (a) Isabella issues additional shares of Isabella Common Stock and receives consideration for such shares in a bona fide third party transaction, (b) Isabella issues additional shares of Isabella Common Stock under the Isabella Stock Plans, or (c) Isabella grants employee or director stock grants or similar equity awards or shares of Isabella Common Stock upon the exercise or settlement thereof and (ii) with regard to Grand River Common Stock, upon the conversion of the 2026 Convertible Debt into shares of Grand River Common Stock.
2.6   Reservation of Shares.    Effective upon the date of this Agreement, Isabella shall reserve for issuance a sufficient number of shares of the Isabella Common Stock for the purpose of issuing shares of Isabella Common Stock to Grand River shareholders in accordance with this Article II.
2.7   Treatment of Equity Awards.
(a)   Treatment of Stock Options.   Effective as of the Effective Time, each option granted by Grand River to purchase shares of Grand River Common Stock under the Grand River Commerce, Inc. 2009 Stock Incentive Plan or the Grand River Commerce, Inc. 2020 Stock Incentive Plan (the “Grand River Equity Plans”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (a “Grand River Stock Option”), shall be cancelled and automatically converted into the right to receive a cash payment from Grand River equal to (i) the number of shares of Grand River Common Stock subject to such Grand River Stock Option at the Effective Time, multiplied by (ii) the amount by which the Per Share Cash Consideration exceeds the per share exercise price of such Grand River Stock Option, less applicable taxes and tax withholdings and without interest. Notwithstanding the foregoing, if the per share exercise price for a Grand River Stock Option is equal to or in excess of the Per Share Cash Consideration, such Grand River Stock Option shall be cancelled at the Effective Time in exchange for no consideration. For the avoidance of doubt, Isabella shall not assume any Grand River Stock Options.
(b)   Treatment of Restricted Stock Awards.   Except as otherwise agreed between Grand River and Isabella, at or immediately prior to the Effective Time, all restricted stock awards in respect of a share of Grand River Common Stock under the Grand River Equity Plans (each, a “Grand River Restricted Stock Award” and together with the Grand River Stock Options, the “Grand River Equity Awards”) which are outstanding as of the Effective Time, automatically and without any required action on the part of the holder thereof, accelerate in full and fully vest (subject to applicable Taxes required to be withheld, if any, with respect to such vesting) and shall be converted into, and become exchanged for the Merger Consideration on the same terms as, and shall be treated in the same manner as, all other shares of Grand River Common Stock in accordance with Section 2.1(a).
(c)   Prior to the Effective Time Grand River shall take all actions that may be necessary or required (under any Grand River Equity Plan, any applicable law, the applicable award agreements or otherwise) (i) to effectuate the provisions of this Section 2.7, (ii) to terminate each Grand River Equity Plan as of the Effective Time without any further obligation or liability, (iii) to ensure that, from and after the Effective Time, holders of Grand River Stock Options shall have no rights with respect thereto other than those rights specifically provided in Section 2.7(a) and (iv) to ensure that, from and after the Effective Time, holders of Grand River Restricted Stock Awards shall have no rights with respect thereto other than those rights specifically provided in Section 2.7(b).
2.8   Dissenters’ Rights.
(a)   Notwithstanding any provision of this Agreement to the contrary, other than as provided in this Section 2.8, any shares of Grand River Common Stock that are issued and outstanding immediately prior to the Effective Time and are held by a holder who (i) has duly and validly demanded appraisal of such shares in connection with the Merger in accordance with Michigan law and (ii) as of the Effective Time, has not effectively withdrawn or lost such appraisal rights (through failure to perfect or otherwise) (such shares, “Dissenting Shares”) shall not be converted into or represent the right to receive any portion of the Merger Consideration to be paid pursuant to Section 2.1 but instead shall be converted into the right to receive only such consideration as may be determined to be due with respect to such Dissenting Shares under Michigan law. From and after the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of a shareholder of the Surviving Entity.
(b)   Notwithstanding the provisions of Section 2.8(a), if any holder of Grand River Common Stock who has duly and validly demanded appraisal of such shares in connection with the Merger in accordance with Michigan law effectively withdraws or loses such appraisal rights (through failure to perfect or otherwise), then such shares shall no longer be Dissenting Shares and, as of the later of the Effective Time and the occurrence of such withdrawal or loss, such shares shall automatically be converted into the right to receive, without interest, the consideration to be paid pursuant to Section 2.1 hereto with respect to such shares pursuant to and in accordance with this Agreement.
(c)   Grand River shall give Isabella reasonably prompt written notice of the receipt of any written notice of any demand for appraisal for any Grand River Common Stock, withdrawals of such demands or any intent to demand or withdraw the foregoing, and any other instruments served pursuant to Michigan law and received by Grand River that relate to any such demand for appraisal (each, an “Appraisal Demand”), and Isabella shall have the right to participate in all negotiations and proceedings with respect to any Appraisal Demand or any threatened Appraisal Demand, including those that take place prior to the Effective Time. Grand River shall not voluntarily make any payment with respect to, or settle or offer to settle, any Appraisal Demand prior to the Effective Time without the prior written approval of Isabella.
2.9   Withholding.    Isabella and the Exchange Agent, as applicable, will be entitled to deduct and withhold from the amounts otherwise payable by it pursuant to this Agreement (including any Per Share Cash Consideration) to any person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax law, and to collect any necessary Tax forms, including IRS Forms W-8 or W-9, as applicable, or any similar information, from a shareholder and any other recipients of payments hereunder; provided that, at least fifteen (15) days prior to any such deduction or withholding, Isabella and the Exchange Agent, as applicable, shall provide the person subject to such deduction or withholding with written notice of the amount and nature of such withholding and shall reasonably cooperate with such person to mitigate (or eliminate) the need to deduct or withhold (including but not limited to providing such person with a reasonable opportunity to present documentation to mitigate or eliminate the need to deduct or withhold. In the event that any amount is so deducted and withheld, such amount shall be treated for all purposes of this Agreement as having been paid to the person to whom the payment from which such amount was withheld was made.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF GRAND RIVER
Except as disclosed in the disclosure schedule delivered by Grand River to Isabella concurrently herewith (the “Grand River Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Grand River Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Grand River that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections, Grand River hereby represents and warrants to Isabella as follows:
3.1   Corporate Organization.
(a)   Grand River is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). Grand River has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Grand River is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Grand River. As used in this Agreement, “Material Adverse Effect” means, with respect to Isabella, Grand River or the Surviving Entity, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health events, (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers, vendors or employees) or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred) or (G) the expenses incurred by Grand River or Isabella in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), (C) or (D) to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate, or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, “Subsidiary,” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in Section 2(d) of the BHC Act. True and complete copies of the Grand River Articles and the Grand River Bylaws, as in effect as of the date of this Agreement, have previously been made available by Grand River to Isabella.
(b)   Grand River Bank is a Federal Reserve System member bank chartered under the laws of the State of Michigan, and is duly organized, validly existing and in good standing under the laws of the State of Michigan. The deposits of Grand River Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (the “DIF”) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened.
(c)   Each Subsidiary of Grand River (a “Grand River Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Grand River, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Grand River to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for (i) restrictions on dividends or distributions generally applicable to all such regulated entities or (ii) any restrictions on dividends or distributions specifically imposed on such Subsidiary by any Governmental Entity. Other than Grand River Bank and those Subsidiaries set forth in Section 3.1(c) of the Grand River Disclosure Schedule, there are no Grand River Subsidiaries. True and complete copies of the organizational documents of each Grand River Subsidiary as in effect as of the date of this Agreement have previously been made available by Grand River to Isabella. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of Grand River other than the Grand River Subsidiaries.
(d)   As of the date of this Agreement, Grand River Mortgage, LLC, a Michigan limited liability company and wholly-owned subsidiary of Grand River (the “Dissolved Subsidiary”) has ceased all business operations. The Dissolved Subsidiary has commenced the wind-down and dissolution process, and Grand River Schedule 3.1(d) describes the current status of such process and the anticipated timing for completion thereof. Except as disclosed on Grand River Schedule 3.1(d), all of the assets, properties, rights, and liabilities of the Dissolved Subsidiary have been previously assigned to, assumed by, or otherwise settled by Grand River or its remaining Subsidiaries in the ordinary course of business.
3.2   Capitalization.
(a)   As of the date of this Agreement, the authorized capital stock of Grand River consists of 10,000,000 shares of Voting Grand River Common Stock. As of the date hereof, there are (i) 7,038,924 shares of Voting Grand River Common Stock issued and outstanding, including no shares of Grand River Restricted Stock Awards (ii) no shares of Voting Grand River Common Stock held in treasury, (iii) 25,000 shares of Voting Grand River Common Stock reserved for issuance upon the exercise of the outstanding Grand River Stock Options, (iv) 1,421,206 shares of Voting Grand River Common Stock reserved for issuance upon the conversion of Grand River’s outstanding convertible subordinated debt due 2026 (the “2026 Convertible Debt”) and 660,418 shares of Non-Voting Grand River Common Stock reserved for issuance upon the conversion of the 2026 Convertible Debt, subject to the approval of Grand River Shareholders and (v) no other shares of capital stock or other equity securities of Grand River issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Voting Grand River Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Grand River does not have any preferred stock authorized under the Grand River Articles. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Grand River may vote. Except as set forth on Section 3.2(a) of the Grand River Disclosure Schedule, no trust preferred or subordinated debt securities of Grand River are issued or outstanding. Other than Grand River Equity Awards issued prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in Grand River, or contracts, commitments, understandings or arrangements by which Grand River may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Grand River, or that otherwise obligate Grand River to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. Except as set forth and described on Section 3.2(a) of the Grand River Disclosure Schedule, there are no voting trusts, shareholder agreements, proxies or other agreements in effect to which Grand River is a party or is bound with respect to the voting or transfer of Grand River Common Stock or other equity interests of Grand River, other than the Grand River Voting Agreements (Section 3.2(a) of the Grand River Disclosure Schedule sets forth the number, date and price of shares of Grand River Common Stock purchased by Grand River from any Grand River shareholder during the past two years pursuant to any shareholder agreement or otherwise (other than in connection with shares of equity compensation withheld to pay applicable taxes)). Section 3.2(a) of Grand River Disclosure Schedule sets forth a true, correct and complete list of all Grand River Stock Options issued and outstanding under each Grand River Equity Plan specifying, on a holder-by-holder basis, the (A) name of each holder, (B) number of shares subject to each such Grand River Stock Option, (C) grant date of each such Grand River Stock Option, (D) vesting schedule for each such Grand River Stock Option, (E) exercise price for each such Grand River Stock Option, and (F) expiration date for each such Grand River Stock Option. Section 3.2(a) of Grand River Disclosure Schedule sets forth a true, correct and complete list of all Grand River Restricted Stock Awards issued and outstanding under each Grand River Equity Plan specifying, on a holder-by-holder basis, the (A) name of each holder, (B) number of shares subject to each such Grand River Restricted Stock Award, (C) grant date of each such Grand River Restricted Stock Award, and (D) vesting schedule for each such Grand River Restricted Stock Award. Other than the Grand River Stock Options and Grand River Restricted Stock Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Grand River or any of its Subsidiaries) are outstanding. The Grand River Equity Plans are the only plans pursuant to which equity awards may be or have been issued or granted to employees, officers or directors of Grand River or its affiliates. No equity awards other than Grand River Equity Awards have been granted or issued under the Grand River Equity Plans.
(b)   Grand River owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the Grand River Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Grand River Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
3.3   Authority; No Violation.
(a)   Grand River has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Mergers and the Bank Merger) have been duly and validly approved by the Board of Directors of Grand River. The Board of Directors of Grand River has unanimously (i) determined that the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, are advisable, fair and in the best interests of Grand River and its shareholders, (ii) adopted, approved and declared advisable this Agreement and the transactions contemplated hereby (including the Mergers), (iii) has directed that this Agreement and the transactions contemplated hereby be submitted to Grand River’s shareholders for approval at a duly called and convened meeting of such shareholders, (iv) has recommended that the shareholders of Grand River approve this Agreement and the transactions contemplated hereby, and (v) has approved resolutions to the foregoing effect. Except for (i) the approval of this Agreement by the affirmative vote of the holders of a majority of all of the votes entitled to be cast at the Grand River Meeting by the holders of shares entitled to vote thereon (the “Requisite Grand River Vote”), and (ii) the authorization of the execution of the Bank Merger Agreement by the Board of Directors of Grand River Bank, and the approval of the Bank Merger Agreement by Grand River as the sole shareholder of Grand River Bank, no other corporate proceedings on the part of Grand River are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Grand River and (assuming due authorization, execution and delivery by Isabella and Merger Sub) constitutes a valid and binding obligation of Grand River, enforceable against Grand River in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).
(b)   Neither the execution and delivery of this Agreement by Grand River nor the consummation by Grand River of the transactions contemplated hereby (including the Mergers and the Bank Merger), nor compliance by Grand River with any of the terms or provisions hereof, shall (i) violate any provision of the Grand River Articles or the Grand River Bylaws, or the Charter and Bylaws of Grand River Bank, or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Grand River or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Grand River or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Grand River or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except, in the case of clauses (x) and (y) above, for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Grand River.
(c)   The Board of Directors of Grand River Bank has approved the Bank Merger Agreement. Grand River, as the sole shareholder of Grand River Bank, has approved the Bank Merger Agreement, and the Bank Merger Agreement has been duly executed by Grand River Bank and (assuming due authorization, execution and delivery by Isabella Bank) constitutes a valid and binding obligation of Grand River Bank, enforceable against Grand River Bank in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).
3.4   Consents and Approvals.    Except for (a) the filing of any required applications, filings and notices with the Nasdaq and the approval of the listing of such Isabella Common Stock on the Nasdaq, (b) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and the Bank Merger Act (12 USC 1828(c)) and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the Michigan Department of Insurance and Financial Services, Office of Banking (the “DIFS”) and approval of such applications, filings and notices, (d) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the meeting of Grand River’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Proxy Statement”), and of the registration statement on Form S-4 in which the Proxy Statement shall be included as a prospectus, to be filed with the SEC by Isabella in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration of effectiveness of the S-4, (e) the filing of the First Step Articles of Merger with the Michigan LARA pursuant to the MBCA, the Second Step Articles of Merger with the Michigan LARA pursuant to the MBCA, and the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Isabella Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization (an “SRO”) (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by Grand River of this Agreement, (ii) the consummation by Grand River of the Mergers and the other transactions contemplated hereby, (iii) the execution and delivery by Grand River Bank of the Bank Merger Agreement, or (iv) the consummation by Grand River Bank of the Bank Merger. As of the date hereof, Grand River is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Mergers and the Bank Merger on a timely basis.
3.5   Reports.    Grand River and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2022 with (i) any state regulatory authority, (ii) the Federal Reserve Board, (iii) the DIFS, (iv) the FDIC, (v) any foreign regulatory authority, and (vi) any SRO ((i) – (vi), are collectively referred to as the “Regulatory Agencies”), including, without limitation, any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the Laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Grand River. As of their respective dates, such reports, registrations and statements, and other filings, documents and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Grand River. Subject to Section 9.14 and except as set forth on Section 3.5 of the Grand River Disclosure Schedule (i) other than normal examinations conducted by a Regulatory Agency in the ordinary course of business of Grand River and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Grand River, investigation into the business or operations of Grand River or any of its Subsidiaries since January 1, 2022, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Grand River or any of its Subsidiaries, and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Grand River or any of its Subsidiaries since January 1, 2022, in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Grand River.
3.6   Financial Statements.
(a)   The (A) audited consolidated balance sheet as of December 31, 2023, December 31, 2024 and December 31, 2025 and the related audited consolidated statements of income and cash flows for the fiscal years ended December 31, 2023, December 31, 2024 and December 31, 2025 of Grand River and its Subsidiaries (the “Audited Financial Statements”) and (B) unaudited interim consolidated balance sheet as of March 31, 2026 and the related unaudited interim consolidated statements of income for the three months ended March 31, 2026 of Grand River and its Subsidiaries (including, in each case, the notes, if any, thereto) (the financial statements described in clauses (A) and (B) collectively, the “Financial Statements”) have been made available to Isabella and (i) have been prepared from, and are in accordance with, the books and records of Grand River and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Grand River and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), and (iii) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Grand River and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2022, no independent public accounting firm of Grand River has resigned (or informed Grand River that it intends to resign) or been dismissed as independent public accountants of Grand River as a result of, or in connection with, any disagreements with Grand River on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The financial statements of Grand River Bank included in the consolidated reports of condition and income (call reports) of Grand River Bank complied, as of their respective dates of filing with the Federal Reserve Board, in all material respects with applicable accounting requirements and with the published instructions of the Federal Financial Institutions Examination Council with respect thereto.
(b)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Grand River, neither Grand River nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Grand River for the fiscal year ended December 31, 2023, December 31, 2024 or December 31, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business since December 31, 2025, or in connection with this Agreement and the transactions contemplated hereby.
(c)   The records, systems, controls, data and information of Grand River and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Grand River or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Grand River. Grand River (i) has implemented and maintains disclosure controls and procedures sufficient to (A) provide reasonable assurances regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with GAAP, and (B) ensure that material information relating to Grand River, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Grand River by others within those entities, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Grand River’s independent registered public accounting firm and the audit committee of Grand River’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which would reasonably be expected to adversely affect Grand River’s ability to record, process, summarize and report financial information, and (B) to the knowledge of Grand River, any fraud, whether or not material, that involves management or other employees who have a significant role in Grand River’s internal controls over financial reporting. These disclosures were made in writing by management to Grand River’s independent registered public accounting firm and audit committee.
(d)   Since January 1, 2022, (i) neither Grand River nor any of its Subsidiaries, nor, to the knowledge of Grand River, any director, officer, auditor, accountant or representative of Grand River or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Grand River or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Grand River or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Grand River or any of its Subsidiaries, whether or not employed by Grand River or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Grand River or any of its officers, directors, employees or agents to the Board of Directors of Grand River or any committee thereof or, to the knowledge of Grand River, to any director or officer of Grand River.
3.7   Broker’s Fees.    With the exception of the engagement of Brean Capital, LLC (“Brean Capital”), neither Grand River nor any Grand River Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or the other transactions contemplated by this Agreement. Grand River has disclosed to Isabella as of the date hereof the aggregate fees provided for in connection with the engagement by Grand River of Brean Capital related to the Mergers and the other transactions contemplated hereby and has made available to Isabella the engagement agreement between Grand River and Brean Capital.
3.8   Absence of Certain Changes or Events.
(a)   Since December 31, 2025, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Grand River.
(b)   Except as set forth on Section 3.8(b) of the Grand River Disclosure Schedule and in connection with the transactions contemplated by this Agreement, since December 31, 2025, Grand River and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.
(c)   Except with respect to matters set forth in Section 3.8(c) of the Grand River Disclosure Schedule, since December 31, 2025 neither Grand River nor its Subsidiaries have taken any action or failed to take any action that would have resulted in a breach of Section 5.2 had such act or omission occurred during the period from the date hereof to the Effective Time or the earlier termination of this Agreement in accordance with its terms.
3.9   Legal Proceedings.
(a)   Neither Grand River nor any of its Subsidiaries is a party to any, and there are no pending or, to Grand River’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Grand River or any of its Subsidiaries or any of their current or former directors or executive officers, (i) which if determined adversely to Grand River would have a material impact on its financial condition, results of operations or business prospects, or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement.
(b)   There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Grand River, any of its Subsidiaries or the assets of Grand River or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Entity or any of its affiliates) that would reasonably be expected to be material to Grand River and its Subsidiaries, taken as a whole.
3.10   Taxes and Tax Returns.
(a)   Each of Grand River and its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects.
(b)   All material Taxes of Grand River and its Subsidiaries that are due have been fully and timely paid or adequate reserves therefor have been made on the financial statements of Grand River and its Subsidiaries included (or incorporated by reference) in Grand River Reports (including the related notes, where applicable). Each of Grand River and its Subsidiaries has withheld and paid to the relevant Governmental Entity on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.
(c)   No claim has been made in writing by any Governmental Entity in a jurisdiction where Grand River or any of its Subsidiaries does not file Tax Returns that Grand River or such subsidiary is or may be subject to taxation by that jurisdiction.
(d)   There are no Liens for Taxes on any of the assets of Grand River or any of its Subsidiaries other than Permitted Encumbrances.

(e)   Neither Grand River nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no pending or, to the knowledge of Grand River, threatened disputes, claims, audits, examinations, investigations, or other proceedings regarding any material Tax of Grand River and its Subsidiaries or the assets of Grand River and its Subsidiaries which have not been paid, settled or withdrawn or for which adequate reserves have not been established.
(f)   Neither Grand River nor any of its Subsidiaries shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable year (or portion thereof) ending after the Closing Date as a result of any (i) intercompany transaction or excess loss account described in Treasury regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law), (ii) installment sale or open transaction made on or prior to the Closing Date, or (iii) prepaid amount received on or prior to the Closing Date.
(g)   Neither Grand River nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Grand River and its Subsidiaries or an agreement or arrangement the principal purpose of which is not Taxes). Neither Grand River nor any of its Subsidiaries has (i) been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which Grand River was the common parent) or (ii) any liability for the Taxes of any person (other than Grand River or any of its Subsidiaries) arising from the application of Treasury regulation Section 1.1502-6, or any similar provision of state, local or foreign law, as a transferee or successor, by contract or otherwise.
(h)   Neither Grand River nor any of its Subsidiaries has distributed stock to another person, or has had its stock distributed by another person during the two-year period ending on the date hereof that was intended to be governed in whole or in part by Section 355 of the Code.
(i)   Neither Grand River nor any of its Subsidiaries has engaged in any “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1). Grand River is not and has not been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
(j)   As used in this Agreement, the term “Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, escheat and unclaimed property, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.
(k)   As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.
3.11   Employees and Employee Benefit Plans.
(a)   Section 3.11(a) of the Grand River Disclosure Schedule sets forth a true, correct and complete list of all Grand River Benefit Plans. For purposes hereof, “Grand River Benefit Plans” mean all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, whether funded or unfunded, and all other pension, benefit, retirement, bonus, stock option, stock purchase, restricted stock, restricted stock unit, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which Grand River or any Subsidiary or any trade or business of Grand River or any of its Subsidiaries, whether or not incorporated, all of which together with Grand River would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Grand River ERISA Affiliate”), is a party or has any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by Grand River or any Grand River ERISA Affiliate for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of Grand River or any Grand River ERISA Affiliate.
(b)   Grand River has made available to Isabella true, correct and complete copies of the following documents with respect to each of Grand River Benefit Plans, to the extent applicable, (i) all plans and trust agreements, (ii) all summary plan descriptions, amendments, modifications or material supplements to any Grand River Benefit Plan, (iii) where any Grand River Benefit Plan has not been reduced to writing, a written summary of all the material plan terms, (iv) the annual report (Form 5500), if any, filed with the Internal Revenue Service (the “IRS”) for the last three (3) plan years and summary annual reports, with schedules, (v) the most recently received IRS determination letter, if any, relating to any Grand River Benefit Plan and (vi) copies of material notices, letters or other correspondence with the IRS, U.S. Department of Labor (the “DOL”) or Pension Benefit Guarantee Corporation (the “PBGC”).
(c)   Each Grand River Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all laws, including ERISA and the Code. Neither Grand River nor any of its Subsidiaries has made a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity with respect to any Grand River Benefit Plan, and neither Grand River nor any of its Subsidiaries has any knowledge of any fact or occurrence that would qualify for correction under any such program.
(d)   Section 3.11(d) of the Grand River Disclosure Schedule sets forth a true, correct, and complete list of each Grand River Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Grand River Qualified Plans”). Each Grand River Qualified Plan has received a favorable determination letter or opinion letter from the IRS, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Grand River, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Grand River Qualified Plan or the exempt status of the related trust. Except as set forth in Section 3.11(d) of the Grand River Disclosure Schedule, no trust funding any Grand River Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.
(e)   Each Grand River Benefit Plan that is subject to Section 409A of the Code has been administered and documented in compliance in all material respects with the requirements of Section 409A of the Code. All elections made with respect to compensation deferred under an arrangement subject to Section 409A of the Code have been made in accordance in all material respects with the requirements of Section 409(a)(4) of the Code, to the extent applicable. Neither Grand River nor any of its Subsidiaries (i) has taken any action, or has failed to take any action, that has resulted or could reasonably be expected to result in the interest and tax penalties specified in Section 409A(a)(1)(B) of the Code being owed by any participant in a Grand River Benefit Plan, or (ii) has agreed to reimburse or indemnify any participant or beneficiary in a Grand River Benefit Plan for any income taxes or the interest or penalties that may be payable as a result of Section 409A(a)(1)(B) of the Code that may be currently due or triggered in the future.
(f)   With respect to each Grand River Benefit Plan that is subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the Code, (i) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (ii) the present value of accrued benefits under such Grand River Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Grand River Benefit Plan’s actuary with respect to such Grand River Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such Grand River Benefit Plan allocable to such accrued benefits, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (iv) all premiums to the PBGC have been timely paid in full, (v) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by Grand River or any of its Subsidiaries, and (vi) the PBGC has not instituted proceedings to terminate any such Grand River Benefit Plan.
(g)   None of Grand River, its Subsidiaries nor any Grand River ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that is subject to Section 413(c) of the Code or that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of Grand River and its Subsidiaries nor any Grand River ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.
(h)   Neither Grand River nor any of its Subsidiaries sponsors has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.
(i)   All contributions required to be made to any Grand River Benefit Plan by law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Grand River Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Grand River.
(j)   There are no pending or, to Grand River’s knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Grand River’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim, lawsuit or arbitration, against Grand River Benefit Plans, any fiduciaries thereof with respect to their duties to Grand River Benefit Plans or the assets of any of the trusts under any of Grand River Benefit Plans that could reasonably be expected to result in any material liability of Grand River or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in any Grand River Benefit Plan, or any other party.
(k)   None of Grand River and its Subsidiaries nor any Grand River ERISA Affiliate nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of Grand River Benefit Plans or their related trusts, Grand River, any of its Subsidiaries, any Grand River ERISA Affiliate or any person that Grand River or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.
(l)   Except as set forth in Section 3.11(l) of the Grand River Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or as a result of such transactions in conjunction with any other event) result in, cause the vesting, exercisability, delivery or funding of, or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of Grand River or any of its Subsidiaries, or result in any limitation on the right of Grand River or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Grand River Benefit Plan or related trust. Without limiting the generality of the foregoing, except as set forth in Section 3.11(l) of the Grand River Disclosure Schedule, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Grand River or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither Grand River nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Grand River or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.
(m)   Except as set forth in Section 3.11(m) of the Grand River Disclosure Schedule, no Grand River Benefit Plan provides for the gross-up or reimbursement of Taxes, under Section 409A or 4999 of the Code or otherwise.
(n)   There are no pending or, to Grand River’s knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Grand River or any of its Subsidiaries, or any strikes or other material labor disputes against Grand River or any of its Subsidiaries. Neither Grand River nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Grand River or any of its Subsidiaries and, to the knowledge of Grand River, there are no organizing efforts by any union or other group seeking to represent any employees of Grand River or any of its Subsidiaries and no employees of Grand River or any of its Subsidiaries are represented by any labor organization.
(o)   To the knowledge of Grand River, no current or former employee or independent contractor of Grand River or any of its Subsidiaries is in violation in any material respect of any term of any restrictive covenant obligation, including any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation (a “Restrictive Covenant”), or any employment or consulting contract, common law nondisclosure obligation, fiduciary duty, or other obligation, to (i) Grand River or any of its Subsidiaries, or (ii) any former employer or engager of any such individual relating to (A) the right of any such individual to work for Grand River or any of its Subsidiaries, or (B) the knowledge or use of trade secrets or proprietary information.
(p)   Neither Grand River nor any of its Subsidiaries is party to any settlement agreement with a current or former director or officer, employee or independent contractor of Grand River or any of its Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either a director or officer of Grand River or any of its Subsidiaries. To the knowledge of Grand River, since December 31, 2020, no allegations of sexual harassment or sexual misconduct have been made against any director or officer of Grand River or any of its Subsidiaries.
3.12   Compliance with Applicable Law.    Grand River and each of its Subsidiaries hold, and have at all times since January 1, 2022, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Grand River, and, to the knowledge of Grand River, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Grand River and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable federal, state, local or foreign law, statute, order, constitution, treaty, convention, ordinance, code, decree, rule, regulation, judgment, writ, injunction, policy, permit, authorization or common law or agency requirement (“Laws”) of any Governmental Entity relating to Grand River or any of its Subsidiaries, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated or administered by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, or money laundering prevention,

Sections 23A and 23B of the Federal Reserve Act and Regulation W, Regulation O, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act, Office of Foreign Assets Control regulations, the Michigan Banking Code of 1999, as amended, and all regulatory requirements relating to the origination, funding, sale and servicing of mortgage, installment and consumer loans. Each of Grand River’s Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better, and no such Subsidiary anticipates that a current “satisfactory” or better rating will be reduced. Without limitation, none of Grand River or any of its Subsidiaries, or to the knowledge of Grand River, no director, officer, employee, agent or other person acting on behalf of Grand River or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Grand River or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Grand River or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Grand River or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Grand River or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Grand River or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Grand River or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Grand River: (i) Grand River and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of Grand River, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.
3.13   Certain Contracts.
(a)   Except as set forth in Section 3.13(a) of Grand River Disclosure Schedule, as of the date hereof, neither Grand River nor any of its Subsidiaries is a party to or bound by any contract, agreement, arrangement, commitment or understanding (whether written or oral):
(i)   with respect to the employment of any directors, officers, or employees that requires the payment of more than $100,000 annually in total cash compensation which is not terminable on 60 or fewer days’ notice by Grand River or a Subsidiary without the payment of severance;
(ii)   that, upon the execution or delivery of this Agreement, shareholder approval of this Agreement or the consummation of the transactions contemplated by this Agreement shall (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Isabella, Grand River, the Surviving Entity, or any of their respective Subsidiaries to any officer or employee thereof;
(iii)   that contains a non-compete or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by Grand River or any of its affiliates or upon consummation of the Mergers will materially restrict the ability of the Surviving Entity or any of its affiliates to engage in any line of business;
(iv)   with or to a labor union or guild (including any collective bargaining agreement);
(v)   any of the benefits of which (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the execution and delivery of this Agreement, shareholder approval of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;
(vi)   that relates to the incurrence of indebtedness by Grand River or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Banks and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) in the principal amount of $75,000 or more including any sale and leaseback transactions, capitalized leases and other similar financing transactions;
(vii)   that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Grand River or its Subsidiaries;
(viii)   that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $50,000 per annum (other than any such contracts which are terminable by Grand River or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice);
(ix)   that includes an indemnification obligation of Grand River or any of its Subsidiaries with a maximum potential liability in excess of $50,000; or
(x)   that involves aggregate payments or receipts by or to Grand River or any of its Subsidiaries in excess of $50,000 in any twelve-month period, other than those terminable on sixty (60) days or less notice without payment by Grand River or any Subsidiary of Grand River of any material penalty.
Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the Grand River Disclosure Schedule, is referred to herein as a “Grand River Contract”, and neither Grand River nor any of its Subsidiaries knows of, or has received notice of, any material violation of any Grand River Contract by any of the parties thereto.
(b)   Grand River has made available to Isabella a true, correct and complete copy of each written Grand River Contract and each written amendment to any Grand River Contract. Section 3.13(b) of the Grand River Disclosure Schedule sets forth a true, correct and complete description of any oral Grand River Contract and any oral amendment to any Grand River Contract.
(c)   Each Grand River Contract is valid and binding on Grand River or one of its Subsidiaries, as applicable, and is in full force and effect. Each Grand River Contract is enforceable in all material respects against Grand River or the applicable Subsidiary and, to the knowledge of Grand River, the counterparty thereto (except as may be limited by the Enforceability Exceptions). Grand River and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Grand River Contract. To the knowledge of Grand River, each third-party counterparty to each Grand River Contract has in all material respects performed all obligations required to be performed by it under such Grand River Contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, shall constitute, a material default on the part of Grand River or any of its Subsidiaries under any such Grand River Contract. Neither Grand River nor any Subsidiary of Grand River has received or delivered any notice of cancellation or termination of any Grand River Contract.
3.14   Agreements with Regulatory Agencies.    Subject to Section 9.14, neither Grand River nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2022, a recipient of any supervisory letter from, or since January 1, 2022, has adopted any policies, procedures or board resolutions at the request, recommendation, or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Grand River Disclosure Schedule, a “Grand River Regulatory Agreement”), nor has Grand River or any of its Subsidiaries been advised in writing, or to Grand River’s knowledge, orally, since January 1, 2022, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Grand River Regulatory Agreement, nor does Grand River believe that any such Grand River Regulatory Agreement is likely to be initiated, ordered or requested. Grand River and its Subsidiaries are in compliance in all material respects with each Grand River Regulatory Agreement to which it is a party or is subject. Grand River and its Subsidiaries have not received any notice from any Governmental Entity indicating that Grand River or its Subsidiaries is not in compliance in any material respect with any Grand River Regulatory Agreement.
3.15   Risk Management Instruments.    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Grand River, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Grand River, any of its Subsidiaries or for the account of a customer of Grand River or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Grand River or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect, and (b) Grand River and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Grand River’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
3.16   Environmental Matters.    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Grand River, Grand River and its Subsidiaries are in compliance, and have complied since January 1, 2022, with each federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages; (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance; or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Grand River, any private environmental investigations or remediation activities or investigations by a Governmental Entity of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Grand River or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Grand River. To the knowledge of Grand River, there is no reasonable basis for any such proceeding, claim, action or investigation by a Governmental Entity that would impose any liability or obligation on Grand River. Grand River is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of understanding by or with any Governmental Entity or other third party imposing any liability or obligation with respect to the foregoing.
3.17   Investment Securities and Commodities.
(a)   Each of Grand River and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the Grand River Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Grand River or its Subsidiaries. Such securities and commodities are valued on the books of Grand River in accordance with GAAP in all material respects.

(b)   Grand River and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Grand River believes are prudent and reasonable in the context of such businesses, and Grand River and its Subsidiaries have, since January 1, 2022, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, Grand River has made available to Isabella the material terms of such policies, practices and procedures.
3.18   Real Property.
(a)   Section 3.18(a) of the Grand River Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all the real property owned by Grand River and its Subsidiaries (collectively, “Grand River Owned Properties”). Grand River has good and marketable title to all Grand River Owned Property (except properties sold or otherwise disposed of in accordance with Sections 5.1 and 5.2), free and clear of all Liens (except statutory Liens securing payments not yet due or Liens for real property Taxes not yet due and payable), easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”).
(b)   Section 3.18(b) of the Grand River Disclosure Schedule sets forth as of the date hereof, a true, correct and complete list of all the real estate leases, subleases, licenses and occupancy agreements (together with any amendments, modifications, supplements, replacements, restatements and guarantees thereof or thereto, including any oral amendments) to which Grand River or any of its Subsidiaries is a party with respect to all real property leased, subleased, licensed or otherwise used or occupied by Grand River or any of its Subsidiaries on the date hereof (collectively, the “Grand River Leased Real Property”), whether in Grand River’s or any of its Subsidiaries’ capacity as lessee, sublessee, licensee, lessor, sublessor or licensor, as the case may be (the “Grand River Real Estate Leases”). Grand River or its Subsidiaries has valid leasehold interests in the Grand River Leased Real Property, free and clear of all Liens, except Permitted Encumbrances. Each Grand River Real Estate Lease is (i) valid, binding and in full force and effect without material default thereunder by the lessee or, to the knowledge of Grand River, the lessor, and (ii) enforceable against Grand River or the applicable Subsidiary and, to the knowledge of Grand River, the counterparty thereto (except as may be limited by the Enforceability Exceptions). Grand River and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Grand River Real Estate Lease, and to the knowledge of Grand River, each counterparty to each Grand River Real Estate Lease has in all material respects performed all obligations required to be performed by it under such Grand River Real Estate Lease, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Grand River or any of its Subsidiaries under any Grand River Real Estate Lease. Grand River has made available to Isabella a true, correct and complete copy of each written Grand River Real Estate Lease and each written amendment or modification to any Grand River Real Estate Lease.
(c)   Neither Grand River nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any person a right to use or occupy all or any portion of any Grand River Owned Property or Grand River Leased Real Property. There are no pending or, to the knowledge of Grand River, threatened condemnation proceedings against the Grand River Owned Property or Grand River Leased Real Property. Grand River Disclosure Schedule Section 3.18(c) lists each Real Estate Lease that will require approval from the landlord as the result of the Mergers or the Bank Merger.
3.19   Intellectual Property; Company Systems.
(a)   Grand River Disclosure Schedule Section 3.19(a) lists any Intellectual Property owned or licensed by Grand River in the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse

Effect on Grand River, (a) (i) the use of any Intellectual Property by Grand River and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Grand River or any Grand River Subsidiary acquired the right to use any Intellectual Property, and (ii) no person has asserted in writing to Grand River that Grand River or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of Grand River, infringing on or otherwise violating, any right of Grand River or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to Grand River or its Subsidiaries, and (c) neither Grand River nor any Grand River Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Grand River or any Grand River Subsidiary, and Grand River and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Grand River and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means: trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyright registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.
(b)   The computer, information technology and data processing systems, facilities and services used by Grand River or any Grand River Subsidiary, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Grand River Systems”), are reasonably sufficient for the conduct of the respective businesses of Grand River and the Grand River Subsidiaries as currently conducted, and the Grand River Systems are in sufficiently good working condition to effectively perform all computing, information technology and data processing operations reasonably necessary for the operation of the respective businesses of Grand River and the Grand River Subsidiaries as currently conducted. Except as set forth on Section 3.19(b) of the Grand River Disclosure Schedule, to Grand River’s knowledge, since January 1, 2022, no third party has gained unauthorized access to any Grand River Systems owned or controlled by Grand River or any of the Grand River Subsidiaries. Grand River and the Grand River Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards (i) to protect the Grand River Systems from unauthorized access and from disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials, and (ii) that are designed for the purpose of reasonably mitigating the risks of cybersecurity breaches and attacks. Each of Grand River and the Grand River Subsidiaries has in all material respects implemented reasonably appropriate backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably mitigate the risk of a material disruption to the operation of the respective businesses of Grand River and the Grand River Subsidiaries.
(c)   Each of Grand River and the Grand River Subsidiaries has (i) complied in all material respects with all of its privacy and data security policies and internal privacy and data security policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of personally identifiable information, and (ii) taken commercially reasonable measures to ensure that all personally identifiable information in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse.
(d)   Grand River maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all data or information that constitutes personal data or personal information under applicable law (“Personal Data”) against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data or (iii) other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of Grand River, Grand River has not experienced any material Security Breach. To the knowledge of Grand River, there are no material data security or other technological vulnerabilities with respect to Grand River’s information technology systems or networks.
3.20   Related Party Transactions.    Except as set forth in Section 3.20 of the Grand River Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, agreements, arrangements or understandings (other than (x) for payment of salaries and bonuses in the ordinary course of business for services rendered in the ordinary course of business, (y) reimbursement of customary and reasonable expenses incurred on behalf of Grand River and its Subsidiaries in the ordinary course of business in accordance with the bona fide expense reimbursement policies of Grand River made available to Isabella, and (z) benefits due under any Grand River Benefit Plan), between or among (a) Grand River or any of its Subsidiaries, on the one hand, and (b) (i) any (x) current or former director, president, vice president in charge of a principal business unit, division or function (such as sales, administration or finance), or other officer or person who performs a policy-making function, in each case, of Grand River or any of its Subsidiaries or (y) person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Securities Exchange Act of 1934, as amended (“the Exchange Act”) 5% or more of the outstanding Grand River Common Stock or (ii) any affiliate or immediate family member of any person referenced in clause (y), on the other hand.
3.21   State Takeover Laws.    No “moratorium,” “fair price,” “business combination,” “control share acquisition,” “interested shareholder,” “affiliate transactions” or similar provision of any state anti-takeover Law (any such laws, “Takeover Statutes”) is applicable to this Agreement, the Grand River Voting Agreements, the Mergers, the Bank Merger or any of the other transactions contemplated by this Agreement under the MBCA or any other Law.
3.22   Reorganization.    Grand River has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
3.23   Opinion.    Prior to the execution of this Agreement, the Board of Directors of Grand River has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Brean Capital to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration in the Merger is fair from a financial point of view to the holders of Grand River Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.
3.24   Grand River Information.    The information relating to Grand River and its Subsidiaries to be contained in the Proxy Statement and the S-4, and the information relating to Grand River and its Subsidiaries that is provided by Grand River or its representatives for inclusion in any other document filed with any Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.
3.25   Loan Portfolio.
(a)   As of the date hereof, except as set forth in Section 3.25(a) of the Grand River Disclosure Schedule, neither Grand River nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) with any borrower (each, a “Borrower”) in which Grand River or any Subsidiary of Grand River is a creditor which as of March 31, 2026, had an outstanding balance plus unfunded commitments, if any (collectively, the “Total Borrower Commitment”), of $100,000 or more and under the terms of which the Borrower was, as of March 31, 2026, ninety (90) days or more delinquent in payment of principal or interest or otherwise categorized as “non-accrual”, or (ii) Loans with any director, executive officer or 5% or greater shareholder of Grand River or any of its Subsidiaries, or to the knowledge of

Grand River, any affiliate of any of the foregoing. Set forth in Section 3.25(a) of the Grand River Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Grand River and its Subsidiaries that, as of March 31, 2026, were classified by Grand River as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of Grand River or any of its Subsidiaries that, as of March 31, 2026, is classified as “Other Real Estate Owned” and the book value thereof.
(b)   Section 3.25(b) of the Grand River Disclosure Schedule sets forth a true, correct and complete list, as of March 31, 2026, of each Loan of Grand River or any of its Subsidiaries that is structured as a participation interest in a Loan originated by another person (each, a “Loan Participation”), including with respect to each such Loan Participation, the originating lender of the related Loan, the outstanding principal balance of the related Loan, the amount of the outstanding principal balance represented by the Loan Participation and the identity of the borrower of the related Loan.
(c)   Each Loan of Grand River and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Grand River and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(d)   Each outstanding Loan of Grand River or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Grand River and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
(e)   None of the agreements pursuant to which Grand River or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.
(f)   There are no outstanding Loans made by Grand River or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Grand River or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.
(g)   Since January 1, 2022, neither Grand River nor any of its Subsidiaries has been subject to any fine, suspension, settlement, contract or other understanding or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.
3.26   Insurance.
(a)   Grand River and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Grand River reasonably has determined to be prudent and consistent with industry practice, and Grand River and its Subsidiaries are in compliance in all material respects with their insurance policies, each of which is listed in Section 3.26(a) of the Grand River Disclosure Schedule, and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Grand River and its Subsidiaries, Grand River or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.
(b)   Section 3.26(b) of the Grand River Disclosure Schedule sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Grand River Bank or its Subsidiaries, including the value of its BOLI. The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in Grand River Reports in accordance with GAAP.
3.27   Subordinated Indebtedness.    Grand River has performed, or has caused its applicable Subsidiary to perform, all of the obligations required to be performed by it and its Subsidiaries and is not in default under the terms of the indebtedness or other instruments related thereto set forth on Section 3.27 of the Grand River Disclosure Schedule, including any indentures, junior subordinated debentures or any agreements related thereto.
3.28   No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary.
(a)   No Grand River Subsidiary is required to be registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.
(b)   No Grand River Subsidiary is a broker-dealer or is required to be registered as a “broker” or “dealer” in accordance with the provisions of the Exchange Act, and no employee of a Subsidiary of Grand River is required to be registered, licensed or qualified as a registered representative of a broker-dealer under, and in compliance with, applicable law.
3.29   No Other Representations or Warranties.
(a)   Except for the representations and warranties made by Grand River in this Article III, neither Grand River nor any other person makes any express or implied representation or warranty with respect to Grand River, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Grand River hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Grand River nor any other person makes or has made any representation or warranty to Isabella or any of its affiliates or representatives with respect to any (i) financial projection, forecast, estimate, budget or prospective information relating to Grand River, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Grand River in this Article III, oral or written information presented to Isabella or any of its affiliates or representatives in the course of their due diligence investigation of Grand River, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b)   Grand River acknowledges and agrees that neither Isabella, Merger Sub nor any other person has made or is making any express or implied representation or warranty with respect to Isabella, Merger Sub, their Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article IV.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF ISABELLA AND MERGER SUB
Except (a) as disclosed in the disclosure schedule delivered by Isabella and Merger Sub to Grand River concurrently herewith (the “Isabella Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Isabella Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Isabella that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections, or (b) as disclosed in any Isabella Reports filed by Isabella after January 1, 2022 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), Isabella and Merger Sub hereby represents and warrants to Grand River as follows:
4.1   Corporate Organization.
(a)   Isabella is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan and is a bank holding company duly registered under the BHC Act. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan. Each of Isabella and Merger Sub has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Isabella is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Isabella. True and complete copies of the Isabella Articles and the Isabella Bylaws, the Articles of Incorporation of Merger Sub (the “Merger Sub Charter”), the Bylaws of Merger Sub (the “Merger Sub Bylaws”) as in effect as of the date of this Agreement, have previously been made available by Isabella to Grand River.
(b)   Each Subsidiary of Isabella (an “Isabella Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Isabella, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Isabella to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Isabella that is an insured depository institution are insured by the FDIC through the DIF to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. There are no Subsidiaries of Isabella other than Isabella Bank that have or are required to have deposit insurance. Section 4.1(b) of the Isabella Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Isabella as of the date hereof. True and complete copies of the organizational documents of each Isabella Subsidiary as in effect as of the date of this Agreement have previously been made available by Isabella to Grand River. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of Isabella other than the Isabella Subsidiaries.
4.2   Capitalization.
(a)   As of the date of this Agreement, the authorized capital stock of Isabella consists of 15,000,000 shares of Isabella Common Stock, no par value per share. As of the date hereof, there are (i) 7,330,862 shares of Isabella Common Stock outstanding, including 9,470 shares of restricted Isabella Common Stock granted in respect of outstanding Isabella restricted stock awards (“Isabella Restricted Stock Awards”), (ii) no shares of Isabella Common Stock held in treasury, (iii) 1,408 shares of Isabella Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Isabella Common Stock granted under the Isabella Stock Plans (“Isabella Stock Options”, and together with the Isabella Restricted Stock Awards, the “Isabella Equity Awards”), and (iv) 62,901 shares of Isabella Common Stock reserved for issuance under Isabella Stock Plans. As of the date of this Agreement, there are no other shares of capital stock or other equity or voting securities of Isabella issued, reserved for issuance or outstanding. As used herein, the “Isabella Stock Plans” means the Isabella Bank Corporation Restricted Stock Plan and the Isabella Bank Corporation 2025 Employee Stock Purchase Plan. The authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock of which, as of the date of this Agreement, 100 shares were issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and as of immediately prior to the Effective Time shall be, owned by Isabella. Merger Sub has not conducted any business other than (1) incident to its formation for the sole purpose of carrying out the transactions contemplated by this Agreement, and (2) in relation to this Agreement, the Mergers and the other transactions contemplated hereby. All of the issued and outstanding shares of Isabella Common Stock and Merger Sub Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Isabella does not have any preferred stock authorized under the Isabella Articles. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Isabella or Merger Sub may vote. Except as set forth on Section 4.2(a) of the Isabella Disclosure Schedule, no trust preferred or subordinated debt securities of Isabella are issued or outstanding. Other than Isabella Equity Awards issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in Isabella, or contracts, commitments, understandings or arrangements by which Isabella may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Isabella, or that otherwise obligate Isabella to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which Isabella is a party or is bound with respect to the voting or transfer of Isabella Common Stock or other equity interests of Isabella.
(b)   Isabella owns, directly or indirectly, all the issued and outstanding shares of capital stock or other equity ownership interests of each of the Isabella Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Isabella Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
4.3   Authority; No Violation.
(a)   Each of Isabella and Merger Sub has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Mergers and the Bank Merger) have been duly and validly approved by the Boards of Directors of Isabella and Merger Sub. The Board of Directors of Merger Sub has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Merger Sub and its sole stockholder and has recommended adoption and approval of this Agreement and the transactions contemplated hereby by its sole stockholder and has adopted a resolution to the foregoing effect. The Board of Directors of Isabella has (i) determined that the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, are advisable, fair to and in the best interests of Isabella and its stockholders, (ii) adopted, approved and declared advisable this Agreement and the transactions contemplated hereby (including the Mergers), and (iii) has adopted resolutions to the foregoing effect. Except for the approval of this Agreement by Isabella as Merger Sub’s sole stockholder, the authorization of the execution of the Bank Merger Agreement by the Board of Directors of Isabella Bank and the approval of the Bank Merger Agreement by Isabella as Isabella Bank’s sole stockholder, no other corporate proceedings on the part of Isabella or Merger Sub is necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Isabella and Merger Sub and (assuming due authorization, execution and delivery by Grand River) constitutes a valid and binding obligation of Isabella and Merger Sub, enforceable against Isabella and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Isabella Common Stock to be issued in the Merger have been validly authorized, when issued, shall be validly issued, fully paid and nonassessable, and no current or past stockholder of Isabella shall have any preemptive right or similar rights in respect thereof.
(b)   Neither the execution and delivery of this Agreement by Isabella or Merger Sub, nor the consummation by Isabella of the transactions contemplated hereby (including the Mergers and the Bank Merger), nor compliance by Isabella or Merger Sub with any of the terms or provisions hereof, will (i) violate any provision of the Isabella Articles, Isabella Bylaws, the Merger Sub Charter or the Merger Sub Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Isabella, any of the Isabella Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Isabella or any of the Isabella Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Isabella or any of the Isabella Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except, in the case of clauses (x) and (y) above, for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Isabella.
(c)   The Board of Directors of Isabella Bank has approved the Bank Merger Agreement. Isabella, as the sole shareholder of Isabella Bank, has approved the Bank Merger Agreement, and the Bank Merger Agreement has been duly executed by Isabella Bank and (assuming due authorization, execution and delivery by Grand River Bank) constitutes a valid and binding obligation of Isabella Bank, enforceable against Isabella Bank in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).
4.4   Consents and Approvals.    Except for (a) the filing of any required applications, filings and notices with the Nasdaq and the approval of the listing of such Isabella Common Stock on the Nasdaq, (b) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and the Bank Merger Act (12 USC 1828(c)) and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the DIFS and approval of such applications, filings and notices, (d) the filing with the SEC of the Proxy Statement and of the S-4 in which the Proxy Statement will be included as a prospectus, and the declaration of effectiveness of the S-4, (e) the filing of the First Step Articles of Merger with the Michigan LARA pursuant to the MBCA, the Second Step Articles of Merger with the Michigan LARA pursuant to the MBCA, and the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Isabella Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Isabella and Merger Sub of this Agreement, (ii) the consummation by Isabella and Merger Sub of the Mergers and the other transactions contemplated hereby, (iii) the execution and delivery by Isabella Bank of the Bank Merger Agreement, or (iv) the consummation by Isabella Bank of the Bank Merger. As of the date hereof, Isabella is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Mergers and the Bank Merger on a timely basis.
4.5   Reports; Certain Contracts.
(a)   Isabella and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2022 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the Laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Isabella. As of their respective dates, such reports, registrations and statements, and other filings, documents and instruments were complete and accurate and complied with all applicable laws, in each case, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Isabella. Subject to Section 9.14, (i) other than normal examinations conducted by a Regulatory Agency in the ordinary course of business of Isabella and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Isabella, investigation into the business or operations of Isabella or any of its Subsidiaries since January 1, 2022, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Isabella or any of its Subsidiaries, and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Isabella or any of its Subsidiaries since January 1, 2022; in the case of each of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Isabella.
(b)   An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by Isabella to the SEC since December 31, 2023 pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act (the “Isabella Reports”) is publicly available. No such Isabella Report as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Isabella Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Isabella has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Isabella Reports.
(c)   Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Isabella or any of its Subsidiaries is a party or by which Isabella or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Isabella, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, an “Isabella Contract”) and neither Isabella nor any of its Subsidiaries knows of, or has received written, or to the knowledge of Isabella, oral notice of, any violation of any Isabella Contract by any of the other parties thereto which would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Isabella. (i) Each Isabella Contract is valid and binding on Isabella or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Isabella, (ii) Isabella and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each Isabella Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Isabella, (iii) to the knowledge of Isabella, each third-party counterparty to each Isabella Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such Isabella Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Isabella, (iv) neither Isabella nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any Isabella Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Isabella and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of Isabella or any of its Subsidiaries or, to the knowledge of Isabella, any other party thereto, of or under any such Isabella Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Isabella.
4.6   Financial Statements.
(a)   The financial statements of Isabella and its Subsidiaries included (or incorporated by reference) in the Isabella Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Isabella and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Isabella and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Isabella and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2022, no independent public accounting firm of Isabella has resigned (or informed Isabella that it intends to resign) or been dismissed as independent public accountants of Isabella as a result of, or in connection with, any disagreements with Isabella on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The financial statements of Isabella Bank included in the consolidated reports of condition and income (call reports) of Isabella Bank complied, as of their respective dates of filing with the Federal Reserve Board, in all material respects with applicable accounting requirements and with the published instructions of the Federal Financial Institutions Examination Council with respect thereto.
(b)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Isabella, neither Isabella nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Isabella included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 (including any notes thereto) and for liabilities incurred in the ordinary course of business since March 31, 2026, or in connection with this Agreement and the transactions contemplated hereby.
(c)   The records, systems, controls, data and information of Isabella and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Isabella or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Isabella. Isabella (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Isabella, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Isabella by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Isabella’s outside auditors and the audit committee of Isabella’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect Isabella’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Isabella’s internal controls over financial reporting. Any such disclosures were made in writing by management to Isabella’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available to Grand River. To the knowledge of Isabella, there is no reason to believe that Isabella’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due and for so long as this Agreement continues in existence.
(d)   Since January 1, 2022, (i) neither Isabella nor any of its Subsidiaries, nor, to the knowledge of Isabella, any director, officer, auditor, accountant or representative of Isabella or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Isabella or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Isabella or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Isabella or any of its Subsidiaries, whether or not employed by Isabella or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Isabella or any of its officers, directors, employees or agents to the Board of Directors of Isabella or any committee thereof or, to the knowledge of Isabella, to any director or officer of Isabella.
4.7   Broker’s Fees.    With the exception of the engagement of Piper Sandler & Co. (“Piper Sandler”), neither Isabella nor any Isabella Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated by this Agreement.
4.8   Absence of Certain Changes or Events.
(a)   Since December 31, 2025, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Isabella.
(b)   Since December 31, 2025, Isabella and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.
4.9   Legal Proceedings.
(a)   Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Isabella, neither Isabella nor any of its Subsidiaries is a party to any, and there are no pending or, to Isabella’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Isabella or any of its Subsidiaries or any of their current or former directors or executive officers (i) which if determined adversely to Isabella would have a material impact on its financial condition, results of operations or business prospects, or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)   There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Isabella, any of its Subsidiaries or the assets of Isabella or any of its Subsidiaries (or that, upon consummation of the Mergers, would apply to Isabella or any of its affiliates) that would reasonably be expected to be material to Isabella and its Subsidiaries, taken as a whole.
4.10   Taxes and Tax Returns.
(a)   Each of Isabella and its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects.
(b)   All material Taxes of Isabella and its Subsidiaries that are due have been fully and timely paid or adequate reserves therefor have been made on the financial statements of Isabella and its Subsidiaries included (or incorporated by reference) in the Isabella Reports (including the related notes, where applicable). Each of Isabella and its Subsidiaries has withheld and paid to the relevant Governmental Entity on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any person.
(c)   No claim has been made in writing by any Governmental Entity in a jurisdiction where Isabella any of its Subsidiaries does not file Tax Returns that Isabella or such subsidiary is or may be subject to taxation by that jurisdiction.
(d)   There are no Liens for Taxes on any of the assets of Isabella or any of its Subsidiaries other than Permitted Encumbrances.
(e)   Neither Isabella nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no pending or, to the knowledge of Isabella, threatened disputes, claims, audits, examinations, investigations, or other proceedings regarding any material Tax of Isabella and its Subsidiaries or the assets of Isabella and its Subsidiaries which have not been paid, settled or withdrawn or for which adequate reserves have not been established.
(f)   Neither Isabella nor any of its Subsidiaries shall be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable year (or portion thereof) ending after the Closing Date as a result of any (i) intercompany transaction or excess loss account described in Treasury regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax law), (ii) installment sale or open transaction made on or prior to the Closing Date, or (iii) prepaid amount received on or prior to the Closing Date.
4.11   Employees and Employee Benefit Plans.
(a)   For purposes of this Agreement, “Isabella Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, whether funded or unfunded, and all other material pension, benefit, retirement, bonus, stock option, stock purchase, employee stock ownership, restricted stock, restricted stock unit, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, policies, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which Isabella or any Subsidiary or any trade or business of Isabella or any of its Subsidiaries, whether or not incorporated, all of which together with Isabella would be deemed a “single employer” within the meaning of Section 4001 of ERISA (an “Isabella ERISA Affiliate”) is a party or has or could reasonably be expected to have any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by Isabella or any of its Subsidiaries for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of Isabella or any Isabella ERISA Affiliates.

(b)   Each Isabella Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all laws, including ERISA and the Code.
(c)   There are no pending or, to Isabella’s knowledge, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Isabella’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the Isabella Benefit Plans, any fiduciaries thereof with respect to their duties to the Isabella Benefit Plans or the assets of any of the trusts under any of the Isabella Benefit Plans that would reasonably be expected to result in any liability of Isabella or any of its Subsidiaries in an amount that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Isabella.
(d)   Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Isabella, none of Isabella and its Subsidiaries nor any Isabella ERISA Affiliate has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of the Isabella Benefit Plans or their related trusts, Isabella, any of its Subsidiaries or any Isabella ERISA Affiliate to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.
4.12   Compliance with Applicable Law.    Isabella and each of its Subsidiaries hold, and have at all times since January 1, 2022, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Isabella, and, to the knowledge of Isabella, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Isabella and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable Laws of any Governmental Entity relating to Isabella or any of its Subsidiaries, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated or administered by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act and Regulation W, Regulation O, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act, Office of Foreign Assets Control regulations, the Michigan Banking Code of 1999, as amended, and all regulatory requirements relating to the origination, funding, sale and servicing of mortgage, installment and consumer loans. Each of Isabella’s Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better, and no such Subsidiary anticipates that a current “satisfactory” or better rating will be reduced. Without limitation, none of Isabella or any of its Subsidiaries, or to the knowledge of Isabella, no director, officer, employee, agent or other person acting on behalf of Isabella or any of its Subsidiaries has, directly or indirectly, (a) used any funds of Isabella or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Isabella or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Isabella or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of Isabella or any of its Subsidiaries, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for Isabella or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Isabella or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Isabella: (i) Isabella and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of Isabella, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.
4.13   Agreements with Regulatory Agencies.    Subject to Section 9.14, neither Isabella nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2022, a recipient of any supervisory letter from, or since January 1, 2022, has adopted any policies, procedures or board resolutions at the request, recommendation or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Isabella Disclosure Schedule, an “Isabella Regulatory Agreement”), nor has Isabella or any of its Subsidiaries been advised in writing, or to Isabella’s knowledge, orally, since January 1, 2022, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Isabella Regulatory Agreement, nor does Isabella believe that any such Isabella Regulatory Agreement is likely to be initiated, ordered or requested. Isabella and its Subsidiaries are in compliance in all material respects with each Isabella Regulatory Agreement to which it is a party or is subject. Isabella and its Subsidiaries have not received any notice from any Governmental Entity indicating that Isabella or its Subsidiaries is not in compliance in any material respect with any Isabella Regulatory Agreement.
4.14   Risk Management Instruments.    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Isabella, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Isabella, any of its Subsidiaries or for the account of a customer of Isabella or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Isabella or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect; and (b) Isabella and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Isabella’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
4.15   Environmental Matters.    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Isabella, Isabella and its Subsidiaries are in compliance, and have complied since January 1, 2022, with all Environmental Laws.
4.16   Investment Securities and Commodities.
(a)   Each of Isabella and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the Isabella Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Isabella or its Subsidiaries. Such securities and commodities are valued on the books of Isabella in accordance with GAAP in all material respects.
(b)   Isabella and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Isabella believes are prudent and reasonable in the context of such businesses, and Isabella and its Subsidiaries have, since January 1, 2022, been in compliance with such policies, practices and procedures in all material respects.
4.17   Real Property.
(a)   Isabella has good and marketable title to all the real property owned by Isabella and its Subsidiaries (collectively, “Isabella Owned Properties”), free and clear of all Liens except Permitted Encumbrances.
(b)   Isabella or its Subsidiaries has valid leasehold interests in the real estate leases, subleases, licenses and occupancy agreements (together with any amendments, modifications, supplements, replacements, restatements and guarantees thereof or thereto, including any oral amendments) to which Isabella or any of its Subsidiaries is a party with respect to all real property leased, subleased, licensed or otherwise used or occupied by Isabella or any of its Subsidiaries on the date hereof (collectively, the “Isabella Leased Real Property”), whether in Isabella’s or any of its Subsidiaries’ capacity as lessee, sublessee, licensee, lessor, sublessor or licensor, as the case may be (the “Isabella Real Estate Leases”), free and clear of all Liens, except Permitted Encumbrances. Each Isabella Real Estate Lease is (i) valid, binding and in full force and effect without material default thereunder by the lessee or, to the knowledge of Isabella, the lessor, and (ii) enforceable against Isabella or the applicable Subsidiary and, to the knowledge of Isabella, the counterparty thereto (except as may be limited by the Enforceability Exceptions). Isabella and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Isabella Real Estate Lease, and to the knowledge of Isabella, each counterparty to each Isabella Real Estate Lease has in all material respects performed all obligations required to be performed by it under such Isabella Real Estate Lease, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Isabella or any of its Subsidiaries under any Isabella Real Estate Lease.
(c)   There are no pending or, to the knowledge of Isabella, threatened condemnation proceedings against the Isabella Owned Property or Isabella Leased Real Property.
4.18   Intellectual Property; Company Systems.
(a)   Isabella and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Isabella, (a) (i) the use of any Intellectual Property by Isabella and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Isabella or any Isabella Subsidiary acquired the right to use any Intellectual Property, and (ii) to the knowledge of Isabella, no person has asserted in writing to Isabella that Isabella or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of Isabella, infringing on or otherwise violating, any right of Isabella or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to Isabella or its Subsidiaries, and (c) neither Isabella nor any Isabella Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Isabella or any Isabella Subsidiary, and Isabella and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Isabella and its Subsidiaries.
(b)   The computer, information technology and data processing systems, facilities and services used by Isabella or any Isabella Subsidiary, including all software, hardware, networks,

communications facilities, platforms and related systems and services (collectively, the “Isabella Systems”), are reasonably sufficient for the conduct of the respective businesses of Isabella and the Isabella Subsidiaries as currently conducted and Isabella Systems are in sufficiently good working condition to effectively perform all computing, information technology and data processing operations reasonably necessary for the operation of the respective businesses of Isabella and the Isabella Subsidiaries as currently conducted, in each case, except for such failures to be reasonably sufficient or in sufficiently good working condition that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Isabella. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Isabella, to the knowledge of Isabella, since January 1, 2022, no third party has gained unauthorized access to any Isabella Systems owned or controlled by Isabella or any of the Isabella Subsidiaries. Isabella and the Isabella Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards (i) to protect the Isabella Systems from unauthorized access and from disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials, and (ii) that are designed for the purpose of reasonably mitigating the risks of cybersecurity breaches and attacks. Each of Isabella and the Isabella Subsidiaries has in all material respects implemented reasonably appropriate backup and disaster recovery policies, procedures and systems consistent with generally accepted industry standards and sufficient to reasonably mitigate the risk of a material disruption to the operation of the respective businesses of Isabella and the Isabella Subsidiaries.
(c)   Each of Isabella and the Isabella Subsidiaries has (i) complied in all material respects with all of its privacy and data security policies and internal privacy and data security policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of personally identifiable information, and (ii) taken commercially reasonable measures to ensure that all personally identifiable information in its possession or control is protected against loss, damage, and unauthorized access, use, modification, or other misuse.
(d)   Isabella maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data or (iii) other act or omission that compromises the security or confidentiality of Personal Data. To the knowledge of Isabella, Isabella has not experienced any material Security Breach. To the knowledge of Isabella, there are no material data security or other technological vulnerabilities with respect to Isabella’s information technology systems or networks.
4.19   State Takeover Laws.    No Takeover Statute is applicable to this Agreement, the Mergers, the Bank Merger or any of the other transactions contemplated by this Agreement under the MBCA or any other Law. With respect to the transactions contemplated hereby, no holder of the capital stock of Isabella or Merger Sub is entitled to exercise any appraisal rights under the MBCA or any successor statute, or any similar dissenter’s or appraisal rights.
4.20   Reorganization.    Isabella has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
4.21   Isabella Information.    The information relating to Isabella and its Subsidiaries to be contained in the Proxy Statement and the S-4, and the information relating to Isabella and its Subsidiaries that is provided by Isabella or its representatives for inclusion in any other document filed with any Regulatory Agency in connection herewith, shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to Grand River or any of its Subsidiaries) shall comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to Grand River or any of its Subsidiaries) shall comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.22   Loan Portfolio.
(a)   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Isabella, each Loan of Isabella and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Isabella and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(b)   Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Isabella, each outstanding Loan of Isabella or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Isabella and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
(c)   None of the agreements pursuant to which Isabella or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.
(d)   Since January 1, 2022, neither Isabella nor any of its Subsidiaries has been subject to any fine, suspension, settlement, contract or other understanding or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.
4.23   Insurance.    Isabella and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Isabella reasonably has determined to be prudent and consistent with industry practice, and Isabella and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Isabella and its Subsidiaries, Isabella or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.
4.24   No Financing.    Isabella has, and will have as of the Effective Time, sufficient cash on hand available to pay the Aggregate Cash Consideration. Isabella does not need to obtain any financing in order to fund the payment of the Aggregate Cash Consideration.
4.25   No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary.
(a)   No Isabella Subsidiary is required to be registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended.
(b)   No Isabella Subsidiary is a broker-dealer or is required to be registered as a “broker” or “dealer” in accordance with the provisions of the Exchange Act, and no employee of a Subsidiary of Isabella is required to be registered, licensed or qualified as a registered representative of a broker-dealer under, and in compliance with, applicable law.
4.26   No Other Representations or Warranties.
(a)   Except for the representations and warranties made by Isabella and Merger Sub in this Article IV, neither Isabella nor Merger Sub nor any other person makes any express or implied representation or warranty with respect to Isabella, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Isabella and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Isabella nor Merger Sub nor any other person makes or has made any representation or warranty to Grand River or any of its affiliates or representatives with respect to any (i) financial projection, forecast, estimate, budget or prospective information relating to Isabella, Merger Sub, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Isabella and Merger Sub in this Article IV, oral or written information presented to Isabella or any of its affiliates or representatives in the course of their due diligence investigation of Isabella, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b)   Isabella and Merger Sub acknowledge and agree that neither Grand River nor any other person has made or is making any express or implied representation or warranty with respect to Grand River, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article III.
ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1   Grand River Conduct of Businesses Prior to the Effective Time.    During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Grand River Disclosure Schedule), required by law or as consented to in writing by Isabella, Grand River shall, and shall cause its Subsidiaries to, (a) conduct its business in the ordinary course in all material respects and consistent with past practice, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of either Grand River or Isabella to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.
5.2   Grand River Forbearances.    During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Grand River Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, Grand River shall not, and Grand River shall not permit any of its Subsidiaries to, without the prior written consent of Isabella, which consent shall not be unreasonably withheld, delayed or denied:
(a)   other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months and (ii) deposits or other customary banking products such as letters of credit, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Grand River or any of its wholly-owned Subsidiaries to Grand River or any of its wholly owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;
(b)
(i)   adjust, split, combine or reclassify any capital stock;
(ii)   make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (A) dividends paid by any of the Subsidiaries of Grand River to Grand River or any of its wholly owned Subsidiaries, or (B) the acceptance of shares of Grand River Common Stock as payment for withholding Taxes or exercise price incurred in connection with the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;
(iii)   except as set forth on Section 5.2(b)(ii) of the Grand River Disclosure Schedule, grant any stock options, stock appreciation rights, performance shares, restricted stock units,

performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of Grand River or any of its Subsidiaries;
(iv)   issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of Grand River or its Subsidiaries other than the Grand River 2026 Convertible Debt, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of Grand River or its Subsidiaries, except pursuant to the vesting or settlement of Grand River Equity Awards in accordance with their terms;
(c)   sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, deposits or assets or any business to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;
(d)   except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property, deposits or assets of any other person, in each case, other than a wholly owned Subsidiary of Grand River;
(e)   in each case except for transactions in the ordinary course of business, terminate, materially amend, renew, or waive any material provision of, any Grand River Contract or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms to Grand River, or enter into any contract that would constitute a Grand River Contract if it were in effect on the date of this Agreement;
(f)   except as required under the terms of any Grand River Benefit Plan existing as of the date hereof or as set forth on Section 5.2(f) of the Grand River Disclosure Schedule or applicable law, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, practice, policy, contract or arrangement for the benefit or welfare of any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) that would be a Grand River Benefit Plan if in effect on the date hereof, (ii) amend (whether in writing or orally) any Grand River Benefit Plan, except to comply with applicable law, (iii) increase the compensation or benefits payable to any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual), except for wage increases in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, (v) grant or accelerate the vesting of any equity or equity-based awards or other compensation, (vi) negotiate or enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target total annual compensation is greater than $100,000, other than for cause (as determined in the ordinary course of business and consistent with past practice), (ix) hire or promote any officer, employee, independent contractor or consultant who has target total annual compensation greater than $100,000, or (x) waive, release or limit any Restrictive Covenant obligation of any current or former employee or contractor of Grand River or any of its Subsidiaries;
(g)   settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $100,000 individually or in the aggregate, and that would not impose any material restriction on the business of Grand River or its Subsidiaries, or, after the consummation of the Mergers, Isabella and its Subsidiaries;
(h)   take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(i)   except as otherwise provided in this Agreement, amend its articles of incorporation, its bylaws or comparable governing documents of its Subsidiaries;
(j)   materially restructure or materially change its investment securities, derivatives, wholesale funding or BOLI portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;
(k)   implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;
(l)   (i) enter into any new line of business, (ii) make any construction or land development loan in excess of $1,000,000 or (iii) make any other loan or extension of credit or grant additional credit to a current borrower, except in each case, in the ordinary course of business consistent with past practice; provided that any new individual unsecured loan or unsecured extension of credit, or grant of additional unsecured credit to an existing borrower, in each case, in excess of $250,000 (as to additional credit, such that the total credit exposure is in excess of such amount) that is not as of the date hereof approved and committed (a schedule of which approved and committed loans has been made available to Isabella), and any new individual secured loan or secured extension of credit or grant of additional secured credit to an existing borrower (without regard to type of collateral or method of security), in each case, in excess of $2,000,000 (as to additional credit, such that the total credit exposure is in in excess of such amount) that is not as of the date hereof approved and committed (a schedule of which approved and committed loans has been made available to Isabella) shall require the prior written approval of the Chief Credit Officer of Isabella or another officer designated in writing by Isabella, which approval or rejection shall be given in writing (e-mail to suffice) within three (3) business days after the loan package is delivered by email or other written form of delivery to such individual or it shall be deemed approved;
(m)   take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Mergers set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement;
(n)   merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;
(o)   make any material changes in policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, buying or selling rights to service Loans, (ii) investment, deposit pricing, risk and asset liability management or other banking and operational matters (including any change in the maximum ratio or similar limits as a percentage of capital exposure applicable with respect to the loan portfolio or any segment thereof), or (iii) hedging, in each case, except as required by Law or required or requested by a Governmental Entity;
(p)   make, or commit to make, any capital expenditures, except for capital expenditures in the ordinary course of business in amounts not exceeding $50,000 individually or $100,000 in the aggregate;
(q)   make, change or revoke any material Tax election, adopt or change any material Tax accounting method, file any material amended Tax Return, settle or compromise any Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment, grant any power of attorney with respect to material Taxes, surrender any right to claim a refund of material Taxes, enter into any closing agreement with respect to any material Tax or refund or amend any material Tax Return;
(r)   knowingly take action that would prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368 of the Code;
(s)   make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;
(t)   materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets; or
(u)   agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.
5.3   Isabella Conduct of Business Prior to the Effective Time.    During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Isabella Disclosure Schedule), required by law or as consented to in writing by Grand River, Isabella shall, and shall cause its Subsidiaries to, (a) conduct its business in the ordinary course in all material respects and consistent with past practice, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of either Grand River or Isabella to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.
5.4   Isabella Forbearances.    During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Isabella Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, Isabella shall not, and Isabella shall not permit any of its Subsidiaries to, without the prior written consent of Grand River:
(a)   adjust, split, combine or reclassify any capital stock of Isabella;
(b)   take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(c)   amend its articles of incorporation, its bylaws or comparable governing documents of its Subsidiaries in a manner that would materially and adversely affect the holders of Grand River Common Stock, as prospective holders of Isabella Common Stock relative to other holders of Isabella Common Stock;
(d)   implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;
(e)   knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of Isabella or its Subsidiaries to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated hereby or by the Bank Merger Agreement or to perform its covenants and agreements under this Agreement or the Bank Merger Agreement or to consummate the transactions contemplated hereby or thereby;
(f)   knowingly take action that would prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368 of the Code;
(g)   take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Mergers set forth in Article VII not being satisfied, or in a violation of any provision of this Agreement, provided nothing herein shall be construed to limit or prohibit Isabella from issuing additional shares of common stock or issuing debt securities prior to the Closing; or
(h)   agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.4.
ARTICLE VI
ADDITIONAL AGREEMENTS
6.1   Regulatory Matters.
(a)   Promptly after the date of this Agreement, Isabella shall prepare and file with the SEC, and Grand River shall cooperate in the preparation of, the Proxy Statement, and Isabella shall prepare and file with the SEC, and Grand River shall cooperate in the preparation of, the S-4, in which the Proxy Statement shall be included as a prospectus. Isabella shall use its reasonable best efforts to make such filings within sixty (60) days of the date of this Agreement. Each of Isabella and Grand River shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings, and Grand River shall thereafter mail or deliver the Proxy Statement to its shareholders. Isabella shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Grand River shall furnish all information concerning Grand River and the holders of Grand River Common Stock as may be reasonably requested in connection with any such action.
(b)   The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Mergers and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Isabella shall use its reasonable best efforts to make any initial application filings with Governmental Entities within sixty (60) days from the date hereof. Isabella and Grand River shall have the right to review in advance, and, to the extent practicable, each shall consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Grand River or Isabella, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. As used in this Agreement, “Requisite Regulatory Approvals means all regulatory authorizations, non-objections, consents, orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) (x) from the Federal Reserve Board and the DIFS and (y) set forth in Sections 3.4 and 4.4 that are necessary to consummate the transactions contemplated by this Agreement, including the Mergers and the Bank Merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Entity.
(c)   Each party shall use its reasonable best efforts to respond to any request for information and resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require Isabella or its Subsidiaries, and Grand River or its Subsidiaries shall not be permitted (without the written consent of Isabella), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities or Regulatory Agencies that would reasonably be expected to have a material adverse effect on the business, properties, assets, liabilities, results of operations of financial condition of the Surviving Entity and its Subsidiaries, taken as a whole, after giving effect to the Mergers and the Bank Merger (a “Materially Burdensome Regulatory Condition”).
(d)   Isabella and Grand River shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Isabella, Grand River or any of their respective Subsidiaries to any Governmental Entity in connection with the Mergers, the Bank Merger and the other transactions contemplated by this Agreement.
(e)   Isabella and Grand River shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.
6.2   Access to Information; Confidentiality.
(a)   Upon reasonable notice and subject to applicable laws and the terms of Section 9.14 of this Agreement, Grand River, for the purposes of verifying Grand River’s representations and warranties and preparing for the Mergers, the related integration and systems conversion or consolidation, and the other matters contemplated by this Agreement, shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of Isabella, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with Isabella in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during the period prior to the Effective Time, Grand River shall, and shall cause its Subsidiaries to, make available to Isabella (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that Grand River is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as Isabella may reasonably request. Notwithstanding the foregoing, Grand River nor any of its Subsidiaries shall not be required to provide access to or to disclose (x) board and committee minutes that discuss any of the transactions contemplated by this Agreement or (y) information where such access or disclosure would violate or prejudice the rights of Grand River’s customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(b)   Isabella shall hold all information furnished by or on behalf of Grand River or any of Grand River’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the Nondisclosure Agreement, dated December 31, 2025, by and between Isabella and Grand River, as amended, restated or otherwise modified (the “Confidentiality Agreement”).
(c)   No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other party set forth herein. In the event either party becomes aware of any breach or potential breach of any representation or warranty, such party shall promptly notify the other party thereof so as to permit the applicable party an opportunity to cure such breach to the extent reasonably possible.

6.3   Non-Control.    Nothing contained in this Agreement shall give either Isabella or Grand River, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each of Isabella and Grand River shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
6.4   Shareholder Approval.
(a)   Grand River shall call, give notice of, convene and hold a meeting of its shareholders (the “Grand River Meeting”) to be held as soon as reasonably practicable after the S-4 is declared effective, and not later than forty-five (45) days from the date the S-4 is declared effective, for the purpose of obtaining (a) the Requisite Grand River Vote required in connection with this Agreement and the Mergers, and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of shareholders in connection with the approval of a merger agreement or the transactions contemplated thereby. Grand River shall use its reasonable best efforts to cause the Grand River Meeting to occur as soon as reasonably practicable and on such date as mutually agreed to by the Parties. The Grand River Meeting may be held virtually, subject to applicable law and the organizational documents of Grand River.
(b)   Subject to Section 6.4(c), Grand River and its Board of Directors shall use its reasonable best efforts to obtain from the shareholders of Grand River, the Requisite Grand River Vote, including by communicating to the shareholders of Grand River its recommendation (and including such recommendation in the Proxy Statement) that the shareholders of Grand River approve this Agreement and the transactions contemplated hereby (the “Grand River Board Recommendation”). Subject to Section 6.4(c), Grand River and its Board of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to Isabella the Grand River Board Recommendation, (ii) fail to make the Grand River Board Recommendation, in the Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Grand River Board Recommendation, within ten (10) business days (or such fewer number of days as remains prior to the Grand River Meeting) after an Acquisition Proposal is made public or any request by Isabella to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).
(c)   Subject to Section 8.1 and Section 8.2, if the Board of Directors of Grand River, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Grand River Board Recommendation, the Grand River Board of Directors may prior to the receipt of the Requisite Grand River Vote, submit this Agreement to its shareholders without recommendation (which, for the avoidance of doubt, shall constitute a Recommendation Change) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Grand River Board of Directors may communicate the basis for its lack of a recommendation to its shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that the Grand River Board of Directors may not take any actions under this sentence unless (i) such action is taken in response to an Acquisition Proposal that is not withdrawn as of the time of taking such action and such Acquisition Proposal constitutes a Superior Proposal and did not result from a breach of Section 6.12, and (ii) the Grand River Board of Directors (A) gives Isabella at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the events or circumstances giving rise to its determination to take such action (including its basis for determining that such Acquisition Proposal constitutes a Superior Proposal and the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof), (B) during such three (3) business day period, Grand River has considered and negotiated (and has caused its Representatives to consider and negotiate) with Isabella in good faith (to the extent that Isabella desires to so negotiate) regarding any adjustments or modifications to the terms and conditions of this Agreement, and (C) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by Isabella (if applicable) and, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that (x) it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Grand River Board Recommendation and (y) such Acquisition Proposal continues to constitute a Superior Proposal. Any material amendment to any Acquisition Proposal shall be deemed to be a new Acquisition Proposal for purposes of this Section 6.4(c) and will require a new determination and notice period as referred to in this Section 6.4(c).
(d)   Subject to applicable law, Grand River shall adjourn or postpone the Grand River Meeting if, as of the time for which such meeting is originally scheduled there are insufficient shares of Grand River Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Grand River has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Grand River Vote, and subject to the terms and conditions of this Agreement, Grand River shall continue to use reasonable best efforts to solicit proxies from its shareholders in order to obtain the Requisite Grand River Vote; provided however, that Grand River shall not be required to adjourn or postpone the Grand River Meeting more than two (2) times. Notwithstanding anything to the contrary herein, but subject to the obligation to adjourn or postpone such meeting as set forth in the immediately preceding sentence, unless this Agreement has been terminated in accordance with its terms, the Grand River Meeting shall be convened and this Agreement shall be submitted to the shareholders of Grand River at the Grand River Meeting and nothing contained herein shall be deemed to relieve Grand River of such obligation.
6.5   Legal Conditions to Merger.    Subject in all respects to Section 6.1(c) of this Agreement, each of Isabella and Grand River shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Mergers and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, including the Mergers and the Bank Merger, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, non-objection, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Isabella or Grand River or any of their respective Subsidiaries in connection with the Mergers, the Bank Merger and the other transactions contemplated by this Agreement.
6.6   Stock Exchange Listing.    Isabella shall cause the shares of Isabella Common Stock to be issued in the Merger to have been authorized for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.
6.7   Employee Matters.
(a)   During the period commencing on the Closing Date and ending on the first anniversary thereof (the “Continuation Period”), Isabella shall or shall cause the Surviving Entity to provide the employees of Grand River and its Subsidiaries who continue to be employed by Isabella or its Subsidiaries (including, for the avoidance of doubt, the Surviving Entity and its Subsidiaries) immediately following the Effective Time (the “Continuing Employees”), while employed by Isabella, the Surviving Entity or its Subsidiaries after the Effective Time, with base salaries and wages that are substantially comparable in the aggregate to the base salaries and wages provided to similarly situated employees of Isabella and its Subsidiaries; provided that Isabella may satisfy its obligation under this Section 6.7(a) by providing or causing the Surviving Entity to provide such Continuing Employees with base salaries and wages that are substantially comparable to the base salaries and wages provided by Grand River or its Subsidiaries to such Continuing Employees immediately prior to the Effective Time.
(b)   Except as otherwise set forth in this Section 6.7(b), during the Continuation Period, Isabella shall or shall cause the Surviving Entity to provide the Continuing Employees, while employed by the Surviving Entity or its Subsidiaries after the Effective Time, with employee benefits and health insurance that are substantially similar in the aggregate to the employee benefits and health insurance provided to similarly situated employees of Isabella and its Subsidiaries, provided that, for purposes of this Section 6.7(b), employee benefits shall not include any defined benefit pension plan; provided further that until such time as Isabella fully integrates Continuing Employees into its employee benefits and health insurance plans, Isabella may satisfy its obligation under this Section 6.7(b) by providing or causing the Surviving Entity to provide such Continuing Employees with employee benefits and health insurance that are substantially comparable in the aggregate to the employee benefits and health insurance provided by Grand River or its Subsidiaries to such Continuing Employees immediately prior to the Effective Time.
(c)   Isabella and Grand River may provide retention incentives to certain employees of Grand River or its Subsidiaries for purposes of retaining such employees through and, in some circumstances, after the Closing Date, with the participating employees, amounts, and specific terms of such retention bonuses to be mutually determined by the President and Chief Executive Officer of Isabella and the President and Chief Executive Officer of Grand River. Such designated employees will enter into retention agreements to be provided by Isabella and reasonably acceptable to Grand River.
(d)   From and after the Effective Time, Isabella or the Surviving Entity shall assume and honor all employment and change in control agreements that Grand River and its Subsidiaries have with their current and former officers, directors and employees as listed in Section 6.7(d) of the Grand River Disclosure Schedule, it being understood that the transactions contemplated by this Agreement constitute a “change in control” (or equivalent term) for purposes of such employment and change in control agreements and other Grand River Benefit Plans. Grand River and D. Drew Ysseldyke shall enter into an amendment to the executive’s employment agreement in the form set forth in Section 6.7(d) of the Isabella Disclosure Schedule and Isabella Bank Corporation, Grand River Bank and Robert P. Bilotti shall enter into a waiver agreement in the form set forth in Section 6.7(d) of the Isabella Disclosure Schedule, and the amendment and waiver agreement shall be signed and dated by the parties on the same date this Agreement is executed.
(e)   With respect to any employee benefit plans of Isabella or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Isabella shall or shall cause the Surviving Entity to use commercially reasonable best efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Continuing Employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Grand River Benefit Plan, (ii) provide each such Continuing Employee and their eligible dependents with credit for any co-payments and deductibles paid during the year in which the Closing Date occurs prior to the Effective Time under a Grand River Benefit Plan (to the same extent that such credit was given under the analogous Grand River Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any New Plans, and (iii) recognize all service of such Continuing Employees with Grand River and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Grand River Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.
(f)   Unless otherwise agreed between Isabella and Grand River, no later than five (5) days prior to the Closing Date, effective as of the business day immediately preceding the Closing Date and contingent upon the consummation of the Mergers, Grand River shall terminate the Grand River 401(k) Plan (the “Grand River 401(k) Plan”). Grand River shall take (or cause to be taken) all actions that are necessary or appropriate to fully vest each Continuing Employee in his or her account balance under the Grand River 401(k) Plan effective as of the Closing Date. The Surviving Entity shall take (or cause to be taken) all actions that are necessary or appropriate to make, as soon as practicable following the Closing Date, all employee and employer contributions to the Grand River 401(k) Plan on behalf of each Continuing Employee in respect of all periods of service ending on or prior to the Closing Date. At least five (5) business days prior to the Closing Date, Grand River shall provide Isabella with resolutions adopted by Grand River’s Board of Directors terminating the Grand River 401(k) Plan, the form and substance of which shall be subject to the prior written approval of Isabella, which will not be unreasonably withheld. Continuing Employees shall be eligible to participate, effective as of the day after the Closing Date, in a 401(k) plan sponsored or maintained by Isabella or one of its Subsidiaries (“Isabella 401(k) Plan”), it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan. Isabella and Grand River shall take any and all actions as may be required, including amendments to any Isabella 401(k) Plan, to permit the Continuing Employees who are then actively employed to make rollover contributions to the Isabella 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code), in the form of cash, in kind benefits (if permitted by the Isabella 401(k) Plan), outstanding participant loans or a combination thereof.
(g)   As of the Effective Time, Isabella shall (i) assume and honor any vacation or personal time off (other than sick leave) (“PTO”) that has accrued but is unused under the applicable policies of Grand River and its Subsidiaries (the “Grand River PTO Policies”) (including any PTO carried over from a prior year in accordance with Grand River PTO Policies), (ii) provide additional accruals to Continuing Employees following the Effective Time under the PTO policy of Isabella (“Isabella PTO Policy”) in the same manner as provided to similarly situated employees of Isabella or its Subsidiaries, and (iii) recognize all service of any Continuing Employee with Grand River and its Subsidiaries for purposes of determining PTO under the Isabella PTO Policy.
(h)   To each eligible Continuing Employee who is not covered by an employment, change in control or similar agreement or plan which provides for severance or similar payments whose employment is terminated without cause on or within six (6) months following the Closing Date, Isabella shall or shall cause the Surviving Entity to provide severance benefits provided under Section 6.7(h) of the Isabella Disclosure Schedule, subject to such employee’s execution (and non-revocation) of a release of claims.
(i)   Nothing in this Agreement shall confer upon any employee, officer, director, independent contractor or consultant of Grand River or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Entity, Grand River, Isabella or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Entity, Grand River, Isabella or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Grand River or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Grand River Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Entity or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Grand River Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time.
6.8   Indemnification; Directors’ and Officers’ Insurance.
(a)   For a period of six (6) years after the Effective Time, the Surviving Entity shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified or entitled to such advancement of expenses as of the date of this Agreement by Grand River pursuant to the Grand River Articles, Grand River Bylaws, the governing or organizational documents of any Subsidiary of Grand River, any indemnification agreements in existence as of the date hereof that have been disclosed to Isabella, or the MBCA, each present and former director or officer of Grand River and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Grand River Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages, liabilities and other amounts incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of Grand River or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, the Grand River Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined in a final determination by a court of competent jurisdiction that such Grand River Indemnified Party is not entitled to indemnification.
(b)   For a period of six (6) years after the Effective Time, the Surviving Entity shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Grand River (provided, that the Surviving Entity may substitute such policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former officers and directors of Grand River or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time; provided, that the Surviving Entity shall not be obligated to expend an aggregate amount in excess of 250% of the current annual premium paid as of the date hereof by Grand River for such insurance (the “Premium Cap”). In the event that the Premium Cap is insufficient for such coverage, the Surviving Entity shall use its reasonable best efforts to purchase such lesser coverage as may be obtained with such amount. In lieu of the foregoing, Grand River, in consultation with, but only upon the consent of Isabella, may (and at the request of Isabella, Grand River shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year prepaid “tail” policy under Grand River’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap and, in such case, Isabella shall not have any further obligations under this Section 6.8(b), other than to maintain such prepaid “tail” policy.
(c)   The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Grand River Indemnified Party and his or her heirs and representatives. If the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case the Surviving Entity shall cause proper provision to be made so that the successors and assigns of the Surviving Entity shall expressly assume the obligations set forth in this Section 6.8. The obligations of the Surviving Entity under this Section 6.8 shall not be terminated or modified in a manner so as to adversely affect the Grand River Indemnified Parties or any other person entitled to the benefit of this Section 6.8 without the prior written consent of the affected Grand River Indemnified Party or affected person.
6.9   Additional Agreements.    In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Isabella, on the one hand, and a Subsidiary of Grand River, on the other) or to vest the Surviving Entity with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Mergers or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Isabella.
6.10   Advice of Changes.    Isabella and Grand River shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.10 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.
6.11   Litigation.    Each party shall give the other party prompt notice of any threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against either Isabella, Grand River, or any of their respective Subsidiaries or any of their current or former directors or executive officers relating to the transactions contemplated by this Agreement (“Litigation”), and shall give the other party the opportunity to participate (at such other’s party’s expense) in the defense or settlement of any such Litigation. Each party shall give the other the right to review and comment on all filings or responses to be made by such party in connection with any such Litigation, and will in good faith take such comments into account. No party shall agree to settle any such Litigation without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the other party shall not be obligated to consent to any settlement which does not include a full release of such other party and its Subsidiaries and affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Entity or any of its Subsidiaries or affiliates.
6.12   Acquisition Proposals.
(a)   Grand River agrees that it shall not, and shall cause its Subsidiaries and its and their officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal (other than the parties to this Agreement and their Representatives), or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.12) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite Grand River Vote, Grand River receives an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 6.12, Grand River may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal but only to the extent that, prior to doing so, the Board of Directors of Grand River concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its outside financial advisors) that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, and (B) failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, Grand River shall have provided such information to Isabella and shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Grand River. Grand River shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Isabella with respect to any Acquisition Proposal. Grand River shall promptly (within twenty-four (24) hours) advise Isabella following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), shall provide Isabella with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or Acquisition Proposal in connection with such inquiry or Acquisition Proposal, and will keep Isabella apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Grand River shall use its reasonable best efforts to (x) enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof, and (y) within five (5) business days after the date hereof, request and confirm the return or destruction of any confidential information provided to any person (other than Isabella and its Representatives in their capacity as such) pursuant to any such agreement. As used in this Agreement, “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, as it may be amended from time to time, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Grand River and its Subsidiaries or 25% or more of any class of equity or voting securities of Grand River or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Grand River, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of Grand River or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Grand River, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Grand River or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Grand River. As used in this Agreement, “Superior Proposal” means any unsolicited bona fide written offer or proposal made by a third party to consummate an Acquisition Proposal that Grand River’s Board of Directors determines in good faith (after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors) (x) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Grand River’s common stock or all, or substantially all, of the assets of Grand River, (y) would result in a transaction that (i) involves consideration to the holders of the shares of Grand River’s common stock that is, after accounting for payment of the Termination Fee that may be required hereunder, more favorable, from a financial point of view, than the consideration to be paid to the holders of shares of Grand River’s common stock pursuant to this Agreement, considering, among other things, the nature of the consideration being offered, and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond, or in addition to, those specifically contemplated hereby, and which proposal is not conditioned upon obtaining financing and (ii) is, in light of the other terms of such proposal, more favorable to the shareholders of Grand River than the Mergers and the other transactions contemplated by this Agreement, and (z) is reasonably likely to be completed on the terms proposed, in each case, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal.
(b)   Nothing contained in this Agreement shall prevent Grand River or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.
6.13   Public Announcements.    Isabella and Grand River agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by Isabella and Grand River. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby (including written employee and customer communications) shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance, or (ii) for such releases, announcements or statements that are consistent with other such releases, announcements or statements made after the date of this Agreement in compliance with this Section 6.13; provided that, in the case of any such public releases, announcements or statements issued by Isabella, Isabella shall only be required to provide Grand River with the portions of such releases, announcements or statements that reference Grand River or the transactions contemplated hereby.
6.14   Change of Method.    Grand River and Isabella shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of Grand River and Isabella (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, that no such change shall (a) alter or change the Per Share Stock Consideration or the amount of Per Share Cash Consideration per share of Grand River Common Stock, (b) adversely affect the Tax treatment of holders of Grand River Common Stock or Isabella Common Stock pursuant to this Agreement, (c) adversely affect the Tax treatment of Grand River or Isabella pursuant to this Agreement, or (d) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.
6.15   Takeover Statutes.    None of Grand River, Isabella, Merger Sub or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Grand River Voting Agreements, the Mergers or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Mergers and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of its Board of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.
6.16   Treatment of Grand River Debt.    Prior to the Effective Time, Isabella and Grand River shall use reasonable efforts for Isabella to enter into a supplemental indenture or other documents necessary or appropriate to provide for assumption by Isabella, upon the Effective Time, of Grand River’s obligations under the Grand River subordinated notes due 2030. Further, following receipt of all Requisite Regulatory Approvals and the Requisite Grand River Vote, and if requested by Isabella, Grand River shall take such actions as necessary in order for the Grand River subordinated notes due 2030 to be redeemed promptly following the Closing Date.
6.17   Operating Functions.    To the extent permitted by Law and upon Isabella’s request, Grand River shall (and shall cause its Subsidiaries to) regularly discuss and reasonably cooperate with Isabella and Isabella Bank in connection with (a) planning for the efficient and orderly combination of Grand River and Isabella (including the combination of Isabella Bank and Grand River Bank) and the operation of the Surviving Entity and its Subsidiaries, and (b) preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as Isabella may decide. Each party shall cooperate with the other party in preparing to execute conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with related service providers and other parties). Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, including this Article VI, complete control and supervision over its and its Subsidiaries’ respective operations.
6.18   Exemption from Liability under Section 16(b).    The Board of Directors of Isabella, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall prior to the Effective Time take all such steps as may be required to cause any acquisitions of Isabella Common Stock by any holders of Grand River Common Stock who, immediately following the Mergers, will be officers or directors of Isabella subject to the reporting requirements of Section 16(a) of the Exchange Act pursuant to the transactions contemplated by this Agreement to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

6.19   Conduct of Merger Sub.    Isabella shall take all actions necessary to cause Merger Sub to perform its obligations under this Agreement.
6.20   Allowance for Credit Losses.    Grand River shall maintain its allowance for credit losses in accordance with GAAP in all material respects as applied to banking institutions and all applicable rules and regulations and not reduce its ratio of allowance for credit losses to total loans to less than 112% (the “Minimum Allowance Amount”). If the ratio of the allowance for credit losses to total loans is less than the Minimum Allowance Amount on the Business Day immediately prior to the Measurement Date, Grand River shall take or cause to be taken all action necessary to increase the allowance for credit losses to an amount equal to the Minimum Allowance Amount as of the Measurement Date.
6.21   Dissolution of Subsidiary.    Prior to the Effective Time, Grand River shall take, or cause to be taken, all necessary corporate and legal actions required to completely wind down and dissolve the Dissolved Subsidiary. Without limiting the generality of the foregoing, Grand River shall ensure that all required final dissolution documents have been filed with the Michigan LARA prior to the Effective Time.
6.22   Articles of Amendment; Special Meeting of Grand River Shareholders.
(a)   Within twenty (20) Business Days after the date of this Agreement, Grand River shall prepare and mail, and provide Isabella an opportunity to reasonably review and comment on, an annual or special meeting proxy statement (the “Grand River Articles of Amendment Proxy Statement”) relating to the meeting of Grand River’s shareholders to be held in connection with approving the amendment to Grand River’s articles of incorporation to create a class of non-voting common stock of Grand River (the “Grand River Articles of Amendment”).
(b)   Grand River shall call, give notice of, convene and hold a meeting of its shareholders (the “Grand River Articles of Amendment Meeting”) to be held within 45 days after the date of this Agreement, for the purpose of obtaining approval of the Grand River Articles of Amendment.
(c)   Grand River and its Board of Directors shall use its reasonable best efforts to obtain from the shareholders of Grand River the requisite vote of Grand River shareholders required to approve the Grand River Articles of Amendment, including by communicating to the shareholders of Grand River its recommendation (and including such recommendation in the Grand River Articles of Amendment Proxy Statement) that the shareholders of Grand River approve the Grand River Articles of Amendment (the “Grand River Articles of Amendment Board Recommendation”) and following such shareholder approval Grand River shall take all necessary actions to affect the Grand River Articles of Amendment. Grand River and its Board of Directors shall not (i) withhold, withdraw, modify or qualify the Grand River Articles of Amendment Board Recommendation, (ii) fail to make the Grand River Articles of Amendment Board Recommendation, in the Grand River Articles of Amendment Proxy Statement, (iii) fail to publicly and without qualification reaffirm the Grand River Articles of Amendment Board Recommendation within ten (10) business days (or such fewer number of days as remains prior to the Grand River Articles of Amendment Meeting) after any request by Isabella to do so, or (iv) publicly propose to do any of the foregoing (any of the foregoing, a “Articles of Amendment Recommendation Change”).
(d)   Subject to applicable law, Grand River shall adjourn or postpone the Grand River Articles of Amendment Meeting if, as of the time for which such meeting is originally scheduled there are insufficient shares of Grand River Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Grand River has not received proxies representing a sufficient number of shares necessary to obtain the approval of shareholders of the Grand River Articles of Amendment, and subject to the terms and conditions of this Agreement, Grand River shall continue to use reasonable best efforts to solicit proxies from its shareholders in order to obtain such approval of Grand River shareholders.

ARTICLE VII
CONDITIONS PRECEDENT
7.1   Conditions to Each Party’s Obligation to Effect the Mergers.    The respective obligations of the parties to effect the Mergers shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
(a)   Shareholder Approval.   The Requisite Grand River Vote shall have been obtained.
(b)   Nasdaq Listing.   The shares of Isabella Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.
(c)   Regulatory Approvals.   All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated.
(d)   S-4.   The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.
(e)   No Injunctions or Restraints; Illegality.   No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Mergers, the Bank Merger or any of the other transactions contemplated by this Agreement.
7.2   Conditions to Obligations of Isabella and Merger Sub.    The obligations of Isabella and Merger Sub to effect the Mergers are also subject to the satisfaction or waiver by Isabella at or prior to the Effective Time of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of Grand River set forth in Sections 3.2(a), 3.7, 3.8(a) and 3.21 (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of Grand River set forth in Sections 3.1, 3.2(b), 3.3(a) and 3.3(b)(i) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of Grand River set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Grand River or the Surviving Entity. Isabella shall have received a certificate dated as of the Closing Date signed on behalf of Grand River by the Chief Executive Officer and the Chief Financial Officer of Grand River to the foregoing effect.

(b)   Performance of Obligations of Grand River.   Grand River shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time, and Isabella shall have received a certificate dated as of the Closing Date signed on behalf of Grand River by the Chief Executive Officer and the Chief Financial Officer of Grand River to such effect.
(c)   Federal Tax Opinion.   Isabella shall have received the opinion of Luse Gorman, PC, in form and substance reasonably satisfactory to Isabella, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Isabella and Grand River, reasonably satisfactory in form and substance to such counsel.
(d)   No Materially Burdensome Condition.   No Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.
(e)   Dissenting Shares.   Dissenting Shares shall represent not more than ten percent (10%) of the outstanding shares of Grand River Common Stock.
(f)   Minimum Adjusted Shareholders’ Equity Value.   The Adjusted Equity of Grand River shall be greater than or equal to $40.0 million, and Isabella shall have received a certificate signed on behalf of Grand River by the Chief Executive Officer and Chief Financial Officer of Grand River to such effect.
(g)   Allowance for Credit Losses.   As of the Closing Date, Grand River’s allowance for credit losses shall be equal to at least the Minimum Allowance Amount.
(h)   Grand River Articles of Amendment.   Grand River shall have obtained the requisite vote of Grand River shareholders required to approve the Grand River Articles of Amendment.
(i)   Conversion of Debt.   Prior to the Closing Date, the Grand River 2026 Convertible Debt shall have been converted into Grand River Common Stock pursuant to the terms of its governing documents.
7.3   Conditions to Obligations of Grand River.    The obligation of Grand River to effect the Mergers is also subject to the satisfaction or waiver by Grand River at or prior to the Effective Time of the following conditions:
(a)   Representations and Warranties.   The representations and warranties of Isabella and Merger Sub set forth in Sections 4.2(a), 4.8(a) and 4.19 (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of Isabella set forth in Sections 4.1, 4.2(b), 4.3(a) and 4.3(b)(i) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of Isabella set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Isabella. Grand River shall have received a certificate dated as of the Closing Date signed on behalf of Isabella by the Chief Executive Officer and the Chief Financial Officer of Isabella to the foregoing effect.
(b)   Performance of Obligations of Isabella.   Isabella shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time, and Grand River shall have received a certificate dated as of the Closing Date signed on behalf of Isabella by the Chief Executive Officer and the Chief Financial Officer of Isabella to such effect.
(c)   Federal Tax Opinion.   Grand River shall have received the opinion of Hunton Andrews Kurth LLP, in form and substance reasonably satisfactory to Grand River, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Isabella and Grand River, reasonably satisfactory in form and substance to such counsel.
ARTICLE VIII
TERMINATION AND AMENDMENT
8.1   Termination.    This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite Grand River Vote:
(a)   by mutual written consent of Isabella and Grand River;
(b)   by either Isabella or Grand River if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Mergers or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable, order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Mergers or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;
(c)   by either Isabella or Grand River if the Mergers shall not have been consummated on or before the twelve (12) month anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;
(d)   by either Isabella or Grand River (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Grand River, in the case of a termination by Isabella, or Isabella or Merger Sub, in the case of a termination by Grand River, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Isabella, or Section 7.3, in the case of a termination by Grand River, and which is not cured within forty-five (45) days following written notice to Grand River, in the case of a termination by Isabella, or Isabella, in the case of a termination by Grand River, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e)   by Isabella prior to such time as the Requisite Grand River Vote is obtained, if (i) Grand River or the Board of Directors of Grand River shall have made a Recommendation Change or (ii) Grand River or the Board of Directors of Grand River shall have breached its obligations under Sections 6.4 or 6.12 in any material respect;
(f)   by Isabella or Grand River, following the Grand River Meeting (including any adjournments or postponements thereof), if Grand River (i) has not breached any of its obligations under Section 6.4 or Section 6.12 in any material respect, and (ii) failed to obtain the Requisite Grand River Vote at the Grand River Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; or
(g)   by Isabella if (i) Grand River or the Board of Directors of Grand River shall have made an Articles of Amendment Recommendation Change, (ii) Grand River or the Board of Directors of Grand River shall have breached its obligations under Section 6.22 in any material respect or (iii) (A) Grand River failed to obtain the requisite vote of Grand River shareholders required to approve the Grand River Articles of Amendment at the Grand River Articles of Amendment Meeting and (B) Grand River failed to convert all of the Grand River 2026 Convertible Debt into Grand River Common Stock by the later of (x) September 1, 2026 or (y) the initial date of the Grand River Meeting (for the avoidance of doubt, the initial date of the Grand River Meeting shall be deemed to be the date of such meeting as disclosed in the S-4 at the time the S-4 is declared effective and shall not take into account any adjournments or postponements of the Grand River Meeting).
The party desiring to terminate this Agreement pursuant to clauses (b) through (g) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.
8.2   Effect of Termination.
(a)   In the event of termination of this Agreement by either Isabella or Grand River as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Isabella, Grand River, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b) and this Section 8.2 and Article IX (other than Section 9.1) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, none of Isabella, Merger Sub or Grand River shall be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of this Agreement.
(b)
(i)   In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of Grand River or shall have been made directly to the shareholders of Grand River generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the Grand River Meeting) an Acquisition Proposal, in each case with respect to Grand River and (A) (x) thereafter this Agreement is terminated by either Isabella or Grand River pursuant to Section 8.1(c) without the Requisite Grand River Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.3 having been satisfied or were capable of being satisfied prior to such termination), or (y) thereafter this Agreement is terminated by Isabella pursuant to Section 8.1(d) as a result of a willful breach of this Agreement by Grand River, or (z) this Agreement is terminated by either Isabella or Grand River pursuant to Section 8.1(f), and (B) prior to the date that is twelve (12) months after the date of such termination, Grand River enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Grand River shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Isabella, by wire transfer of same day funds, a fee equal to $2.18 million (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.
(ii)   In the event that this Agreement is terminated by Isabella pursuant to Section 8.1(e) or Section 8.1(g), then Grand River shall pay Isabella, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.
(c)   Notwithstanding anything to the contrary herein, but without limiting the right of Isabella to recover liabilities or damages arising out of Grand River’s fraud or its willful and material breach of any provision of this Agreement, in no event shall Grand River be required to pay the Termination Fee more than once.
(d)   Each of Isabella and Grand River acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Isabella would not enter into this Agreement; accordingly, if Grand River fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, Isabella commences a suit which results in a judgment against Grand River for the Termination Fee or any portion thereof, Grand River shall pay the costs and expenses of Isabella (including reasonable attorneys’ fees and expenses) in connection with such suit. In addition, if Grand River fails to pay the amounts payable pursuant to this Section 8.2, then Grand River shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in The Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The amount payable by Grand River pursuant to Section 8.2(b) and this Section 8.2(d) constitute liquidated damages and not a penalty, and except in the case of fraud or willful and material breach, shall be the sole monetary remedy of Isabella in the event of a termination of this Agreement specified in such applicable section.
ARTICLE IX
GENERAL PROVISIONS
9.1   Nonsurvival of Representations, Warranties and Agreements.    None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.8 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.
9.2   Amendment.    Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite Grand River Vote; provided, that after the receipt of the Requisite Grand River Vote, there may not be, without further approval of the shareholders of Grand River, any amendment of this Agreement that requires such further shareholder approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.
9.3   Extension; Waiver.    At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of Isabella or Merger Sub, in the case of Grand River, or Grand River, in the case of Isabella, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, that after the receipt of the Requisite Grand River Vote, there may not be, without further approval of the shareholders of Grand River any extension or waiver of this Agreement or any portion thereof that requires such further shareholder approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
9.4   Expenses.    Except as otherwise provided in Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, that the costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Mergers or the Bank Merger shall be borne equally by Isabella and Grand River.
9.5   Notices.    All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon confirmation of receipt, (b) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier, or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(a)
if to Isabella or Merger Sub, to:

Isabella Bank Corporation
401 N. Main St
Mt. Pleasant, MI 48858
Attention:
Jerome E. Schwind, President and Chief Executive Officer

Email:
jschwind@isabellabank.com

(b)
With copies (which shall not constitute notice) to:

Luse Gorman, PC
5335 Wisconsin Avenue, NW
Suite 780
Washington, DC 20015
Attention:
Steven Lanter
Benjamin M. Azoff

Email:
slanter@luselaw.com
bazoff@luselaw.com

(c)
if to Grand River, to:

(a)
Grand River Commerce, Inc.
4471 Wilson Avenue SW
Grandville, MI 49418

Attention:
Robert P. Bilotti, Chairman, President and Chief Executive Officer

Email:
Robert.Bilotti@grandriverbank.com

With copies (which shall not constitute notice) to:
Hunton Andrews Kurth, LLP
1445 Ross Avenue, #3700
Dallas, Texas 75202
Attention:
Peter Weinstock
Nathaniel B. Jones

Email:
pweinstock@hunton.com
njones@hunton.com

9.6   Interpretation.    The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. As used in this Agreement, the “knowledge” of Grand River means the actual knowledge of any of the officers of Grand River listed on Section 9.6 of the Grand River Disclosure Schedule, and the “knowledge” of Isabella means the actual knowledge of any of the officers of Isabella listed on Section 9.6 of the Isabella Disclosure Schedule. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in the State of Michigan are authorized by law or executive order to be closed, (b) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (d) “made available” means any document or other information that was (i) provided by one party or its representatives to the other party and its representatives by 5:00 p.m., Eastern time, on the day immediately prior to the date of this Agreement, (ii) included in the virtual data room of a party by 5:00 p.m., Eastern time, on the day immediately prior to the date of this Agreement, or (iii) filed by a party with the SEC and publicly available on EDGAR at least one (1) day prior to the date of this Agreement, (e) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Mergers and the Bank Merger, and (f) “ordinary course” and “ordinary course of business” means the ordinary course of business consistent with past practice of the applicable person. The Grand River Disclosure Schedule and the Isabella Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.
9.7   Counterparts.    This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
9.8   Entire Agreement.    This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
9.9   Governing Law; Jurisdiction.
(a)   This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan, without regard to any applicable conflicts of law.
(b)   Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in Isabella County, Michigan (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.
9.10   Waiver of Jury Trial.    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE

COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.
9.11   Assignment; Third-Party Beneficiaries.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of Grand River, in the case of Isabella or Merger Sub, or Isabella, in the case of Grand River. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
9.12   Specific Performance.    The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Mergers), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
9.13   Severability.    Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
9.14   Confidential Supervisory Information.    Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty or covenant shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 261.2(b), 12 C.F.R. § 309.5(g)(8), or MCL 487.12109) of a Governmental Entity by any party to this

Agreement to the extent prohibited by applicable law and regulation. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.
9.15   Delivery by Electronic Transmission.    This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file or other electronic means to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail delivery of a “.pdf” format data file or other electronic means as a defense to the formation of a contract and each party hereto forever waives any such defense.
[Signature Page Follows]

IN WITNESS WHEREOF, Isabella, Merger Sub and Grand River have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.
ISABELLA BANK CORPORATION
By:
/s/ Jerome E. Schwind

Name:
Jerome E. Schwind

Title:
President and Chief Executive Officer

401 MERGER SUB, INC.
By:
/s/ Jerome E. Schwind

Name:
Jerome E. Schwind

Title:
President

GRAND RIVER COMMERCE, INC.
By:
/s/ Robert P. Bilotti

Name:
Robert P. Bilotti

Title:
Chairman, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A
AGREEMENT AND PLAN OF MERGER
BETWEEN ISABELLA BANK AND GRAND RIVER BANK
This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of June 11, 2026, by and between Isabella Bank, a Michigan state-chartered bank (hereinafter called “Isabella” or, where appropriate, the “Surviving Bank”) and Grand River Bank, a Michigan state-chartered bank (“Grand River”) (hereinafter Isabella and Grand River are sometimes referred to together as the “Merging Banks”).
RECITALS
A.   Grand River is a state member bank organized under the laws of the State of Michigan with its main banking premises located at 4471 Wilson Avenue, Southwest, Grandville, Michigan 49418.
B.   Isabella is a state member bank organized under the laws of the State of Michigan with its main banking premises located at 139 East Broadway Street, Mount Pleasant, Michigan 48858.
C.   Isabella is a wholly-owned subsidiary of Isabella Bank Corporation, a Michigan corporation (“Isabella Parent”).
D.   Grand River is a wholly-owned subsidiary of Grand River Commerce, Inc., a Michigan corporation (“Grand River Parent”).
E.   Isabella Parent and Grand River Parent are parties to an Agreement and Plan of Merger dated as of June 11, 2026 (the “Parent Merger Agreement”), pursuant to which, subject to the terms and conditions of the Parent Merger Agreement, Grand River Parent will be consolidated with and into Isabella Parent, with Isabella Parent surviving such consolidation as the surviving corporation (the “Parent Merger”). As a result of the Parent Merger Agreement, each outstanding share of Grand River Parent common stock issued and outstanding immediately prior to the effective time of the Parent Merger (the “Parent Effective Time”) will have the right to elect to receive, subject to adjustment in accordance with the Parent Merger Agreement (i) the amount of cash equal to the quotient of $18,262,391 divided by the product obtained by multiplying (x) the number of shares of Grand River Common Stock issued and outstanding as of the Effective Time by (y) 0.35 (the “Per Share Cash Consideration”); or (ii) a number (the “Exchange Ratio”) of shares of Isabella Parent common stock equal to the quotient of (A) 839,003 shares of Isabella Parent common stock divided by (B) the difference of (1) the aggregate number of shares of Grand River Common Stock issued and outstanding immediately prior to the Effective Time minus (2) (x) the number of shares of Grand River Common Stock issued and outstanding as of the Effective Time by (y) 0.35 (the “Per Share Stock Consideration”), and in the aggregate, elections will be subject to proration procedures whereby 65% of the shares of Grand River Parent common stock will be exchanged for the Per Share Stock Consideration and 35% of the shares of Grand River Parent common stock will be exchanged for the Cash Per Share Consideration. Pursuant to the terms of this Agreement, at the Effective Time, Grand River will be consolidated with and into Isabella with Isabella as the survivor (the “Merger”).
F.   The Board of Directors of each of Grand River and Isabella deems it advisable to consolidate the Merging Banks under the charter of Isabella and the name of “Isabella Bank”, subject to the terms and conditions set forth in this Agreement and in accordance with applicable laws of the United States and the State of Michigan. A majority of Board of Directors of each of the Merging Banks has approved the Merger and authorized the execution of this Agreement.
NOW THEREFORE, in consideration of the premises and of the agreements, covenants and conditions hereinafter contained, the Merging Banks agree as follows:
ARTICLE I
THE MERGER
1.1   Surviving Bank.   Subject to the terms and conditions set forth herein, Grand River shall be consolidated into, and under the charter of, Isabella pursuant to the provisions of, and with the effect provided in, the Michigan Banking Code of 1999, as amended (“Michigan Banking Code”), and Isabella shall be the bank resulting from such consolidation (“Surviving Bank”). The name of the Surviving Bank shall be “Isabella Bank,” and the present main banking premises of 139 East Broadway Street, Mount Pleasant, MI 48858 shall be the main banking premises of the Surviving Bank. The former main office and branch offices of Grand River shall be operated as branches of the Surviving Bank immediately following the Effective Time.
1.2   Regulatory Approval of Bank Merger.   As soon as is reasonably practicable after the date hereof, this Agreement shall be submitted to the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the Bank Merger Act (12 USC 1828(c)) and the Director of the Department of Insurance and Financial Services of Michigan (the “DIFS”) for approval pursuant to Section 3701 and related sections of the Michigan Banking Code.
1.3   Effective Time.   The Bank Merger shall become effective at such time and date as are agreed to by Isabella and Grand River, subject to the approval of the Federal Reserve Board and DIFS or such other time and date as shall be provided by law. The date and time of such effectiveness is herein referred to as the “Effective Time.
1.4   Charter.   The charter of Isabella, as in effect as of the Effective Time, shall be the charter of the Surviving Bank until the same shall be thereafter altered and amended.
1.5   Bylaws.   The bylaws of Isabella, as in effect as of the Effective Time, shall be the bylaws of the Surviving Bank until the same shall be thereafter altered, amended or repealed in accordance with said bylaws, the charter of the Surviving Bank, and applicable law.
ARTICLE II
EFFECT OF MERGER
2.1   Corporate Existence.   As of the Effective Time, the corporate existences of each of the Merging Banks shall, with the full effect provided for in the Michigan Banking Code, be consolidated into and continued in the Surviving Bank under the charter of Isabella. The Surviving Bank shall be considered the same business and corporate entity as each of the Merging Banks, with all the property, rights, powers, duties and obligations of each of the Merging Banks except as affected by the laws of the State of Michigan and by the charter and bylaws of the Surviving Bank. The separate existence of Grand River shall cease, except to the extent provided by applicable law.
2.2   Rights and Liabilities of the Surviving Bank.   The Surviving Bank shall be liable for all liabilities of each of the Merging Banks, and all rights, franchises and interests of each of the Merging Banks in and to every species of property, real, personal and mixed, and choses in action thereunto belonging, shall be deemed to be transferred to and vested in the Surviving Bank without any deed or other transfer, and the Surviving Bank, without any order or other action on the part of any court or otherwise, shall hold and enjoy the same and all rights of property, franchises, and interests, including appointments, designations and nominations and all other rights and interests as trustee, executor, administrator, registrar or transfer agent of stocks and bonds guardian, assignee, receiver, and in every other fiduciary capacity, in the same manner and to the same extent as such rights of property, franchises and interests were held and enjoyed by each of the Merging Banks. Any reference to any of the Merging Banks in any writing, whether executed or taking effect before or after the Merger, shall be deemed a reference to the Surviving Bank if not inconsistent with the other provisions of such writing.
2.3   Books of the Surviving Bank.   The assets, liabilities, reserves, and accounts of each of the Merging Banks shall be recorded on the books of the Surviving Bank at the amounts at which each shall have been carried on the books of the Merging Banks at the Effective Time.
2.4   Board of Directors.   The Board of Directors of Isabella immediately prior to the Effective Time shall continue serving as the directors of the Surviving Bank. Each director shall hold office from and after the time of his or her qualification to serve as a director of the Surviving Bank and until his or successor is elected and has qualified.

2.5   Executive Officers.   The executive officers of Isabella immediately prior to the Effective Time shall continue serving as the officers of the Surviving Bank.
ARTICLE III
TREATMENT OF STOCK
3.1   Treatment of Shares.   At the Effective Time, by virtue of the Merger and without any action on the part of the holders of such shares of stock:
(a)
Isabella Stock.   Each share of common stock of Isabella, issued and outstanding immediately prior to the Effective Time shall remain outstanding at and after the Effective Time as one share of common stock of the Surviving Bank.

(b)
Grand River Stock.   Each share of common stock of Grand River issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled as of the Effective Time.

3.2   Surviving Bank.   The Surviving Bank will have capital stock outstanding of $[•], divided into [•] shares of issued and outstanding common stock, [•] par value per share.
ARTICLE IV
CONDITIONS PRECEDENT
4.1   Conditions Precedent.   Effectuation of the Merger herein provided for is conditioned upon:
(a)
approval of this Agreement by vote of the shareholders of Grand River and Isabella as required by law;

(b)
approval of this Agreement and the Merger by the Federal Reserve Board and DIFS and all waiting periods required by law shall have expired;

(c)
the transactions contemplated in the Parent Merger Agreement shall have been consummated simultaneously with or prior to the consummation of the Merger;

(d)
there shall not be in effect any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger; and

(e)
procurement of all other actions, consents, approvals and rulings, governmental or otherwise, and satisfaction of all other requirements prescribed by law, which are, or in the opinion of counsel for Isabella, may be, necessary to consummate the Merger or, to permit or enable the Surviving Bank, upon and after the Merger, to conduct all or any part of the business and activities of Grand River or Isabella in the manner in which such business and activities were conducted by each of them prior to the Merger.

ARTICLE V
GENERAL PROVISIONS
5.1   Post-Merger Agreements.   Each of the Merging Banks hereby appoints the Surviving Bank to be its true and lawful attorney for the purpose of taking, in its name, place and stead, any and all actions that the Surviving Bank deems necessary or advisable to vest in the Surviving Bank title to all property or rights of each of the Merging Banks or otherwise to effect the purposes of this Agreement, and each of the Merging Banks hereby grants to said attorney full power and authority to take all actions necessary to effect those purposes, including the power to execute, in its name, place and stead, such further assignments or assurances in law necessary or advisable to vest in the Surviving Bank title to all property and rights of each of the Merging Banks.
5.2   Termination.   This Agreement may be terminated by mutual consent of the respective boards of directors of Isabella and Grand River and shall automatically terminate without any action by either of the Merging Banks, immediately upon the termination of the Parent Merger Agreement. In the event of termination of this Agreement, this Agreement shall forthwith become void and have no effect, and none of Isabella or Grand River, or any of the officers or directors of either of them, shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby.
5.3   Amendment.   To the extent permitted by applicable Michigan banking law, this Agreement may be amended by a subsequent writing signed by the parties hereto upon the approval of the Board of Directors of each of the parties hereto.
5.4   Counterparts.   This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
5.5   Governing Law.   This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan without regard to any applicable conflicts of law.
Remainder of Page Intentionally Left Blank

IN WITNESS WHEREOF, each of the Merging Banks has caused this Agreement to be executed by its duly authorized officers and its corporate seal to be affixed hereto as of the date first above written.
ISABELLA BANK
By:

Name:
Jerome E. Schwind

Title:
Chief Executive Officer

GRAND RIVER BANK
By:

Name:
Robert P. Bilotti

Title:
Chairman, President and Chief Executive Officer

Signature Page to Bank Merger Agreement

Exhibit B
FORM OF VOTING AGREEMENT
June 11, 2026
Grand River Commerce, Inc.
4471 Wilson Avenue SW
Grandville, MI 49418
Ladies and Gentlemen:
The undersigned shareholder (the “Shareholder”) of Grand River Commerce, Inc., a Michigan corporation (“Grand River”), in the Shareholder’s capacity as a shareholder of Grand River, and not in his or her capacity as a director or officer of Grand River, as applicable, hereby acknowledges that Grand River, Isabella Bank Corporation, a Michigan corporation (“Isabella”), and Isabella Merger Sub, Inc., a Michigan corporation and a wholly owned subsidiary of Isabella (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of the same date hereof (as amended or modified from time to time, the “Merger Agreement”), pursuant to which, among other things, Merger Sub will be merged with and into Grand River, with Grand River as the surviving corporation (the “Interim Surviving Corporation”) in such merger (the “Merger”) and, immediately following the Merger, the Interim Surviving Corporation will merge with and into Isabella, with Isabella as the surviving corporation of such Merger (the “Second Step Merger”, and together with the Merger, the “Mergers”). A copy of the Merger Agreement has been provided to the Shareholder. Capitalized terms used but not defined herein are to be deemed to have the same meanings assigned to them in the Merger Agreement.
As an inducement to and condition of Isabella’s willingness to enter into the Merger Agreement, the Shareholder hereby agrees, represents and warrants as follows:
1.   Owned Shares.   As of the date hereof, the Shareholder owns (of record or beneficially) and has the full power and authority to vote [•] shares of Grand River Common Stock (the “Owned Shares”). For all purposes of this agreement, the Owned Shares will include any shares of Grand River Common Stock as to which the Shareholder acquires beneficial or record ownership after the date hereof. The Owned Shares are owned by the Shareholder free and clear of all encumbrances, voting arrangements and commitments of every kind, except as would not restrict the performance of the Shareholder’s obligations or compliance with the restrictions under this agreement. The Shareholder does not beneficially own any shares of Grand River Common Stock other than the Owned Shares.
2.   Agreement to Vote Owned Shares.   The Shareholder agrees that, at the Grand River Meeting or any other meeting or action of the shareholders of Grand River, including a written consent solicitation, the Shareholder will (a) appear at such meeting or otherwise cause the Owned Shares to be counted as present thereat for the purpose of establishing a quorum, (b) vote all of the Owned Shares (or otherwise provide a proxy, consent or voting instruction or direction) in favor of (i) approval of the Merger Agreement, the Mergers and any other matters required to be approved or adopted in order to effect the Mergers and the transactions contemplated by the Merger Agreement and (ii) the adjournment or postponement of Grand River Meeting, (c) not initiate any proxy solicitation or undertake any other efforts against the Merger Agreement, the Mergers or the transactions contemplated by the Merger Agreement, and (d) not vote the Owned Shares (or otherwise provide a proxy or consent) in favor of, or otherwise support, approval of any Acquisition Proposal with respect to Grand River or any action that is intended to, or could reasonably be expected to, impede, interfere with, or delay or otherwise adversely affect the Mergers or the transactions contemplated by the Merger Agreement. Additionally, if prior to the Effective Time, a proposal is brought by Grand River to shareholders of Grand River to amend Grand River’s Articles of Incorporation for the purpose of creating a class of Grand River stock (the “Charter Amendment”), the Shareholder agrees that, at any such meeting or action of the shareholders of Grand River, including a written consent solicitation, the Shareholder will (a) appear at such meeting or otherwise cause the Owned Shares to be counted as present thereat for the purpose of establishing a quorum, (b) vote all of the Owned Shares (or otherwise provide a proxy, consent or voting instruction or direction) in favor of (i) approval of the Charter

Amendment and (ii) the adjournment or postponement of such meeting, (c) not initiate any proxy solicitation or undertake any other efforts against the Charter Amendment. Notwithstanding anything to the contrary in this agreement, the parties acknowledge that (x) this agreement is entered into by the Shareholder solely in his or her capacity as a holder of the Owned Shares and not in his or her capacity as a director and/or officer of Grand River or Grand River Bank, and that nothing in this agreement shall prevent the Shareholder from discharging his or her fiduciary duties as an executive officer or director of Grand River, as applicable, and (y) the taking of any actions (or failures to act) by any of the undersigned in such person’s capacity as an executive officer or director of Grand River shall not be deemed to constitute a breach of this agreement, including without limitation, the taking of any action permitted by and in accordance with Section 6.4 or Section 6.12 of the Merger Agreement.
3.   Transfer of Owned Shares and Grand River Common Stock.   From the date hereof until the Effective Time, the Shareholder agrees that he or she will not, without the prior written consent of Isabella, directly or indirectly, sell, offer for sale, transfer, pledge, assign, encumber or otherwise dispose of, or enter into any contract, agreement, option, commitment, derivative or other arrangement or understanding with respect to any sale, offer for sale, transfer, pledge, assignment, encumbrance or other disposition (each, a “Transfer”) of any of the Owned Shares or the voting rights thereunder, other than (i) any Transfer made for bona fide estate planning purposes, (ii) any Transfer to an Affiliate of such Shareholder, or (iii) a Transfer solely in connection with the payment of the exercise price and/or the satisfaction of any tax withholding obligations arising from the exercise of any equity awards, stock options, warrants or the conversion of any convertible securities; provided that, in the case of the foregoing subclauses (i) and (ii) only, as a condition to such Transfer, such transferee agrees in writing to be bound by the applicable terms hereof and notice of such Transfer is provided to Isabella.
4.   Further Assurances.   The Shareholder will take all reasonable actions and make all reasonable efforts, and will execute and deliver all such further agreements, documents, certificates, instruments, proxies and voting instructions as reasonably necessary, in order to fulfill his or her agreements and obligations contemplated hereby, including, without limitation, the agreement of the Shareholder to vote the Owned Shares in accordance with Section 2 hereof.
5.   No Solicitation.   The Shareholder agrees that he or she shall not, and the Shareholder shall direct and use his or her reasonable best efforts to cause his or her agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by the Shareholder) not to, directly or indirectly, (a) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal with respect to Grand River, (b) engage or participate in any negotiations with any person concerning any Acquisition Proposal with respect to Grand River, (c) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to an Acquisition Proposal with respect to Grand River, (d) enter into any term sheet, letter of intent, indication of interest, commitment, memorandum of understanding, agreement in principle, stock acquisition or disposition agreement, or other agreement (whether written or oral, binding or non-binding) in connection with or relating to any Acquisition Proposal with respect to Grand River, or (e) solicit proxies or initiate a shareholder vote with respect to an Acquisition Proposal with respect to Grand River or otherwise knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal with respect to Grand River, except in each case to notify a person that has made or, to the knowledge of the Shareholder, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 5. Notwithstanding the foregoing, in the event Grand River is engaging in discussions or negotiations with a person making an Acquisition Proposal in accordance with Section 6.12 of the Merger Agreement with respect to such Acquisition Proposal, the Shareholder and his or her agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by the Shareholder) shall be entitled to engage in any discussions or negotiations that Grand River is permitted to engage in pursuant to Section 6.12 of the Merger Agreement with respect to such Acquisition Proposal.
6.   Specific Performance.   The parties agree that irreparable damage would occur if any provision of this agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions or temporary restraining order to prevent breaches or threatened breaches of this agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
7.   Public Announcements.   The Shareholder agrees that no public release or announcement or statement concerning this agreement or concerning the transactions contemplated by the Merger Agreement shall be issued by the Shareholder without the prior written consent of Isabella (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the Shareholder is subject, in which case the Shareholder shall consult with Isabella about, and allow Isabella reasonable time to comment on, such release or announcement in advance of such issuance or (ii) for such releases, announcements or statements that are consistent with other such releases, announcements or statements made after the date of this agreement in compliance with this Section 7.
8.   Termination of this Agreement.   This agreement will terminate automatically upon the earliest to occur of: (i) the termination of the Merger Agreement by either or both of Grand River or Isabella pursuant to Section 8.1 of the Merger Agreement, (ii) the Effective Time, and (iii) the mutual written agreement of the parties; provided, however, that this Section 8 and Sections 11 through 25 of this agreement shall survive such termination. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination will not relieve any party from liability for any willful breach of this agreement prior to such termination.
9.   Certain Representations and Warranties.
(a)   The Shareholder hereby represents and warrants to Isabella that the Shareholder has the right, power and authority to execute and deliver this agreement and to perform fully its obligations hereunder; such execution, delivery and performance does not and will not violate, or require any consent, approval, or notice under any law or result in the breach of, constitute a default under, result in the creation of any Lien on any Owned Shares pursuant to any contract or other instrument; this agreement has been duly executed and delivered by the Shareholder and, assuming due authorization, execution, and delivery hereof by Isabella, constitutes a legal, valid and binding agreement of the Shareholder, enforceable in accordance with its terms (except to the extent that enforceability hereof may be limited by the Enforceability Exceptions); there is no claim, action, suit, dispute, investigation, examination, complaint or other proceeding pending against the Shareholder or, to the knowledge of the Shareholder, any other person or, to the knowledge of the Shareholder, threatened against the Shareholder or any other person, in each case, that restricts, limits, impairs or prohibits (or, if successful, would restrict, limit, impair or prohibit) the performance by the Shareholder of his or her covenants, agreements and obligations hereunder.
(b)   Isabella hereby represents and warrants to the Shareholder that Isabella is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan; Isabella has the right, power and authority to execute and deliver this agreement and to perform fully its obligations hereunder; such execution, delivery and performance does not and will not violate, or require any consent, approval, or notice under any law or result in the breach of any contract; and this agreement has been duly executed and delivered by Isabella and, assuming due authorization, execution, and delivery hereof by the Shareholder, constitutes a legal, valid and binding agreement of Isabella, enforceable in accordance with its terms (except to the extent that enforceability hereof may be limited by the Enforceability Exceptions).
10.   Appraisal/Dissenters Rights.   To the extent permitted by applicable law, the Shareholder hereby irrevocably and unconditionally waives and agrees not to exercise or perfect any rights of appraisal or rights to dissent from the Merger that the Shareholder may have with respect to the Owned Shares under applicable law.
11.   Governing Law.   This agreement shall be governed and construed in accordance with the laws of the State of Michigan without regard to any applicable conflicts of law.

12.   Counterparts.   This agreement may be executed in two or more counterparts (including by electronic means, including a “.pdf” format data file), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
13.   Chosen Courts.   Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this agreement or the transactions contemplated hereby exclusively in the Chosen Courts, and, solely in connection with claims arising under this agreement or the transactions that are the subject of this agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 22.
14.   Severability.   Whenever possible, each provision or portion of any provision of this agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
15.   Electronic Transmission.   This agreement and any signed agreement or instrument entered into in connection with this agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by email delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of email delivery of a “.pdf” format data file to deliver a Grand River to this agreement or any amendment hereto or the fact that any Grand River or agreement or instrument was transmitted or communicated through the email delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.
16.   Amendment.   Subject to compliance with applicable law, this agreement may be amended by the parties hereto. This agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties hereto.
17.   Extension; Waiver.   The Shareholder, with respect to Isabella, and Isabella, with respect to the Shareholder, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of Isabella (in the case of the Shareholder) or the Shareholder (in the case of Isabella), (b) waive any inaccuracies in the representations and warranties of Isabella (in the case of the Shareholder) or the Shareholder (in the case of Isabella) contained herein, and (c) waive compliance with any of the agreements or satisfaction of any conditions of Isabella (in the case of the Shareholder) or the Shareholder (in the case of Isabella) contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
18.   Interpretation.   The parties have participated jointly in negotiating and drafting this agreement. In the event that an ambiguity or a question of intent or interpretation arises, this agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this agreement. The headings contained in this agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this agreement. Whenever the words “include,” “includes” or “including” are used in this agreement, they shall be deemed to be followed by the words “without limitation.” This agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.
19.   Entire Agreement.   This agreement (including the documents and the instruments referred to herein) constitutes the entire agreement among the parties and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
20.   Waiver of Jury Trial.   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 20.
21.   Assignment; Third-Party Beneficiaries.   Neither this agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. This agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.
22.   Notices.   All notices, requests, instructions or other communications or documents to be given or made hereunder by one party to the other parties shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document if sent at or prior to 5:00 p.m. local time of the recipient, and on the next business day if sent after 5:00 p.m. local time of the recipient (in each case except in the event of any “bounceback” or similar non-transmittal message); or (d) on the day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 22):
(a)   If to the Shareholder, to:
c/o Grand River Commerce, Inc.
4471 Wilson Avenue SW
Grandville, MI 49418
Attention:
Robert P. Bilotti, Chairman, President and Chief Executive Officer

Email:
Robert.Bilotti@grandriverbank.com

With copies (which shall not constitute notice) to:
Hunton Andrews Kurth, LLP
1445 Ross Avenue, #3700
Dallas, Texas 75202
Attention:
Peter Weinstock, Nathaniel B. Jones

Email:
pweinstock@hunton.com; njones@hunton.com

(b)   if to Isabella, to:
Isabella Bank Corporation
401 N. Main St
Mt. Pleasant, MI 48858
Attention:
Jerome E. Schwind, President and Chief Executive Officer

Email:
jschwind@isabellabank.com

With copies (which shall not constitute notice) to:
Luse Gorman, PC
5335 Wisconsin Avenue, NW
Suite 780
Washington, DC 20015
Attention:
Steven Lanter
Benjamin M. Azoff

Email:
slanter@luselaw.com
bazoff@luselaw.com

23.   Expenses.   All costs and expenses incurred in connection with this agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.
24.   No Ownership.   Nothing contained in this agreement shall be deemed to vest in Isabella any direct or indirect ownership or incidence of ownership of or with respect to any Owned Shares. All rights, ownership and economic benefits of and relating to the Owned Shares shall remain vested in and belong to the Shareholder, and Isabella shall have no authority to direct the Shareholder in the voting or disposition of any of the Owned Shares, except as provided herein.
[Remainder of this page intentionally left blank. Grand River page follows this page]

The undersigned has executed and delivered this agreement as of the day and year first above written.
SHAREHOLDER
By:

Name:
Title:
Accepted as of the Date first above written:
ISABELLA BANK CORPORATION
By:

Name:
Jerome E. Schwind

Title:
President and Chief Executive Officer

AMENDMENT NO. 1
to
AGREEMENT AND PLAN OF MERGER
July 2, 2026
This Amendment No. 1 (this “Amendment”) to the Agreement and Plan of Merger, dated as of June 11, 2026 (the “Agreement”), is made and entered into as of July 2, 2026, by and among Isabella Bank Corporation, a Michigan corporation (“Isabella”), 401 Merger Sub, Inc., a Michigan corporation and a direct, wholly owned subsidiary of Isabella (“Merger Sub”), and Grand River Commerce, Inc., a Michigan corporation (“Grand River”). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Agreement.
WHEREAS, pursuant to Section 6.22(b) of the Agreement, Grand River shall call, give notice of, convene and hold a meeting of its shareholders to be held within 45 days after the date of the Agreement, for the purpose of obtaining approval of the Grand River Articles of Amendment; and
WHEREAS, Isabella, Merger Sub and Grand River desire to amend the Agreement in accordance with Section 9.2 thereof as provided below in order to increase the number of days that Grand River has to hold a meeting of its shareholders for the purpose of obtaining approval of the Grand River Articles of Amendment.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in the Agreement and this Amendment, and intending to be legally bound hereby, the parties agree as follows:
1.
Amendment.   Section 6.22(b) of the Agreement is hereby amended to read in its entirety as follows:

“Grand River shall call, give notice of, convene and hold a meeting of its shareholders (the “Grand River Articles of Amendment Meeting”) to be held within 50 days after the date of this Agreement, for the purpose of obtaining approval of the Grand River Articles of Amendment;”
2.
Effect of Amendment.   This Amendment shall form a part of the Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the parties hereto, each reference in the Agreement to “this Agreement,” “hereof,” “hereunder” or words of like import referring to the Agreement shall mean and be a reference to the Agreement as amended by this Amendment. Except as expressly amended hereby, the Agreement is in all respects ratified and confirmed, and all the terms, conditions and provisions thereof shall remain in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein.

3.
Miscellaneous.   This Amendment hereby incorporates the provisions of Article IX of the Agreement as if fully set forth herein, mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first above written.
ISABELLA BANK CORPORATION
By:
/s/ Jerome E. Schwind

Name:
Jerome E. Schwind

Title:
President and Chief Executive Officer

401 MERGER SUB, INC.
By:
/s/ Jerome E. Schwind

Name:
Jerome E. Schwind

Title:
President

GRAND RIVER COMMERCE, INC.
By:
/s/ Robert P. Bilotti

Name:
Robert P. Bilotti

Title:
Chairman, President and Chief
Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

Annex B
SECTIONS 761 – 774 OF CHAPTER 450 OF THE MICHIGAN BUSINESS CORPORATION ACT MICHIGAN DISSENTERS’ RIGHTS STATUTE
450.1761   Definitions.
Sec. 761.   As used in sections 762 to 774:
(a)   “Beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder.
(b)   “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving corporation by merger of that issuer.
(c)   “Dissenter” means a shareholder who is entitled to dissent from corporate action under section 762 and who exercises that right when and in the manner required by sections 764 through 772.
(d)   “Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
(e)   “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.
(f)   “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.
(g)   “Shareholder” means the record or beneficial shareholder.
450.1762   Right of shareholder to dissent and obtain payment for shares.
Sec. 762.   (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of his, her, or its shares in the event of, any of the following corporate actions:
(a)   Consummation of a plan of merger to which the corporation is a party if any of the following are met:
(i)   Shareholder approval is required for the merger under section 703a or 736(5) or the articles of incorporation and the shareholder is entitled to vote on the merger.
(ii)   Shareholder approval would be required if section 703a(3) did not apply and the shareholder is a shareholder on the date of the offer under section 703a(3).
(iii)   The corporation is a subsidiary that is merged with its parent under section 711.
(b)   Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if either of the following are met:
(i)   The shareholder is entitled to vote on the plan.
(ii)   The shareholder would be entitled to vote on the plan if section 703a(3) did not apply and the shareholder is a shareholder on the date of the offer under section 703a(3).
(c)   Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution but not including a sale pursuant to court order.
(d)   Consummation of a plan of conversion to which the corporation is a party as the corporation that is being converted, if the shareholder is entitled to vote on the plan. However, any rights provided under this section are not available if that corporation is converted into a foreign corporation and the shareholder receives shares that have terms as favorable to the shareholder in all material respects, and represent at least the same percentage interest of the total voting rights of the outstanding shares of the corporation, as the shares held by the shareholder before the conversion.
(e)   An amendment of the articles of incorporation that creates a right to dissent under section 621.
(f)   A transaction that creates a right to dissent under section 754.
(g)   Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.
(2)   Unless otherwise provided in the articles of incorporation, bylaws, or a resolution of the board, a shareholder may not dissent from any of the following:
(a)   Any corporate action set forth in subsection (1)(a) to (f) as to shares that are listed on a national securities exchange on the record date fixed to vote on the corporate action or on the date the resolution of the parent corporation’s board is adopted in the case of a merger under section 711 that does not require a shareholder vote under section 713. For purposes of this subdivision, “national securities exchange” includes the NASDAQ Global Select Market and the NASDAQ Global Market, but does not include the NASDAQ Capital Market, formerly known as the NASDAQ SmallCap Market.
(b)   A transaction described in subsection (1)(a) in which shareholders receive cash, shares that satisfy the requirements of subdivision (a) on the effective date of the merger, or any combination of cash and those shares.
(c)   A transaction described in subsection (1)(b) in which shareholders receive cash, shares that satisfy the requirements of subdivision (a) on the effective date of the share exchange, or any combination of cash and those shares.
(d)   A transaction described in subsection (1)(c) that is conducted pursuant to a plan of dissolution that provides for distribution of substantially all of the corporation’s net assets to shareholders in accordance with their respective interests within 1 year after the date of closing of the transaction, if the transaction is for cash, shares that satisfy the requirements of subdivision (a) on the date of closing, or any combination of cash and those shares.
(e)   A transaction described in subsection (1)(d) in which shareholders receive cash, shares that satisfy the requirements of subdivision (a) on the effective date of the conversion, or any combination of cash and those shares.
(3)   A shareholder that is entitled to dissent and obtain payment for shares under subsection (1)(a) to (f) may not challenge the corporate action that creates that entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.
(4)   A shareholder that exercises a right to dissent and seek payment for shares under subsection (1)(g) may not challenge the corporate action that creates that entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.
450.1763   Rights of partial dissenter; assertion of dissenters’ rights by beneficial shareholder.
Sec. 763.   (1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any 1 person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.

(2)   A beneficial shareholder may assert dissenters’ rights as to shares held on his or her behalf only if all of the following apply:
(a)   He or she submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights.
(b)   He or she does so with respect to all shares of which he or she is the beneficial shareholder or over which he or she has power to direct the vote.
450.1764   Corporate action creating dissenters’ rights; vote of shareholders; notice.
Sec. 764.   (1) If a proposed corporate action that creates dissenters’ rights under section 762 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this act and be accompanied by a copy of sections 761 to 774.
(2)   Except as provided in subsection (3), if a corporate action that creates dissenters’ rights under section 762 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders that are entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in section 766. A shareholder that consents to the corporate action is not entitled to assert dissenters’ rights.
(3)   If a corporate action creates dissenters’ rights under section 762(1)(a)(ii) or (b)(ii), an offer made under section 703a(3) must state that shareholders are or may be entitled to assert dissenters’ rights under this act and be accompanied by a copy of sections 761 to 774 and the dissenters’ notice described in section 766.
450.1765   Notice of intent to demand payment for shares.
Sec. 765.   (1) If a proposed corporate action that creates dissenters’ rights under section 762 is submitted to a vote at a shareholders’ meeting, a shareholder that wishes to assert dissenters’ rights must deliver to the corporation before the vote is taken written notice of his, her, or its intent to demand payment for his, her, or its shares if the proposed action is effectuated and must not vote his, her, or its shares in favor of the proposed action.
(2)   If a corporate action creates dissenters’ rights under section 762(1)(a)(ii) or (b)(ii), a shareholder that wishes to assert dissenters’ rights must deliver to the corporation before the shares are purchased pursuant to the offer written notice of his, her, or its intent to demand payment for his, her, or its shares if the proposed action is taken and must not tender, or cause or permit to be tendered, any shares in response to the offer.
(3)   A shareholder that does not satisfy the requirements of subsection (1) or (2), as applicable, is not entitled to payment for his, her, or its shares under this act.
450.1766   Dissenters’ notice; delivery to shareholders; contents.
Sec. 766.   (1) If proposed corporate action creating dissenters’ rights under section 762 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of section 765.
(2)   The dissenters’ notice must be sent no later than 10 days after the corporate action was taken, and must provide all of the following:
(a)   State where the payment demand must be sent and where and when certificates for shares represented by certificates must be deposited.
(b)   Inform holders of shares without certificates to what extent transfer of the shares will be restricted after the payment demand is received.
(c)   Supply a form for the payment demand that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether he or she acquired beneficial ownership of the shares before the date.

(d)   Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (1) notice is delivered.
450.1767   Duties of shareholder sent dissenter’s notice; retention of rights; failure to demand payment or deposit share certificates.
Sec. 767.   (1) A shareholder sent a dissenter’s notice described in section 766 must demand payment, certify whether he or she acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to section 766(2)(c), and deposit his or her certificates in accordance with the terms of the notice.
(2)   The shareholder who demands payment and deposits his or her share certificates under subsection (1) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.
(3)   A shareholder who does not demand payment or deposit his or her share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his or her shares under this act.
450.1768   Restriction on transfer of shares without certificates; retention of rights.
Sec. 768.   (1) The corporation may restrict the transfer of shares without certificates from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 770.
(2)   The person for whom dissenters’ rights are asserted as to shares without certificates retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.
450.1769   Payment by corporation to dissenter; accompanying documents.
Sec. 769.   (1) Except as provided in section 771, within 7 days after the proposed corporate action is taken or a payment demand is received, whichever occurs later, the corporation shall pay each dissenter who complied with section 767 the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.
(2)   The payment must be accompanied by all of the following:
(a)   The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and if available the latest interim financial statements.
(b)   A statement of the corporation’s estimate of the fair value of the shares.
(c)   An explanation of how the interest was calculated.
(d)   A statement of the dissenter’s right to demand payment under section 772.
450.1770   Return of deposited certificates and release of transfer restrictions; effect of corporation taking proposed action.
Sec. 770.   (1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on shares without certificates.
(2)   If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under section 766 and repeat the payment demand procedure.

450.1771   Election to withhold payment from dissenter; offer to pay estimated fair value of shares, plus accrued interest; statements; explanation.
Sec. 771.   (1) A corporation may elect to withhold payment required by section 769 from a dissenter unless he or she was the beneficial owner of the shares before the date set forth in the dissenters’ notice pursuant to section 766(2)(c).
(2)   To the extent the corporation elects to withhold payment under subsection (1), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who shall agree to accept it in full satisfaction of his or her demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under section 772.
450.1772   Demand for payment of dissenter’s estimate or rejection of corporation’s offer and demand for payment of fair value and interest due; waiver.
Sec. 772.   (1) A dissenter may notify the corporation in writing of his or her own estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, less any payment under section 769, or reject the corporation’s offer under section 771 and demand payment of the fair value of his or her shares and interest due, if any 1 of the following applies:
(a)   The dissenter believes that the amount paid under section 769 or offered under section 771 is less than the fair value of his or her shares or that the interest due is incorrectly calculated.
(b)   The corporation fails to make payment under section 769 within 60 days after the date set for demanding payment.
(c)   The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on shares without certificates within 60 days after the date set for demanding payment.
(2)   A dissenter waives his or her right to demand payment under this section unless he or she notifies the corporation of his or her demand in writing under subsection (1) within 30 days after the corporation made or offered payment for his or her shares.
450.1773   Petitioning court to determine fair value of shares and accrued interest; failure of corporation to commence proceeding; venue; parties; service; jurisdiction; appraisers; discovery rights; judgment.
Sec. 773.   (1) If a demand for payment under section 772 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
(2)   The corporation shall commence the proceeding in the circuit court of the county in which the corporation’s principal place of business or registered office is located. If the corporation is a foreign corporation without a registered office or principal place of business in this state, it shall commence the proceeding in the county in this state where the principal place of business or registered office of the domestic corporation whose shares are to be valued was located.
(3)   The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
(4)   The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. The court may appoint 1 or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
(5)   Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or for the fair value, plus accrued interest, of his or her after-acquired shares for which the corporation elected to withhold payment under section 771.
450.1773a   Referee; appointment; powers; compensation; duties; objections to report; application to court for action; adoption, modification, or recommitment of report; further evidence; judgment; review.
Sec. 773a.   (1) In a proceeding brought pursuant to section 773, the court may, pursuant to the agreement of the parties, appoint a referee selected by the parties and subject to the approval of the court. The referee may conduct proceedings within the state, or outside the state by stipulation of the parties with the referee’s consent, and pursuant to the Michigan court rules. The referee shall have powers that include, but are not limited to, the following:
(a)   To hear all pretrial motions and submit proposed orders to the court. In ruling on the pretrial motion and proposed orders, the court shall consider only those documents, pleadings, and arguments that were presented to the referee.
(b)   To require the production of evidence, including the production of all books, papers, documents, and writings applicable to the proceeding, and to permit entry upon designated land or other property in the possession or control of the corporation.
(c)   To rule upon the admissibility of evidence pursuant to the Michigan rules of evidence.
(d)   To place witnesses under oath and to examine witnesses.
(e)   To provide for the taking of testimony by deposition.
(f)   To regulate the course of the proceeding.
(g)   To issue subpoenas, when a written request is made by any of the parties, requiring the attendance and testimony of any witness and the production of evidence including books, records, correspondence, and documents in the possession of the witness or under his or her control, at a hearing before the referee or at a deposition convened pursuant to subdivision (e). In case of a refusal to comply with a subpoena, the party on whose behalf the subpoena was issued may file a petition in the court for an order requiring compliance.
(2)   The amount and manner of payment of the referee’s compensation shall be determined by agreement between the referee and the parties, subject to the court’s allocation of compensation between the parties at the end of the proceeding pursuant to equitable principles, notwithstanding section 774.
(3)   The referee shall do all of the following:
(a)   Make a record and reporter’s transcript of the proceeding.
(b)   Prepare a report, including proposed findings of fact and conclusions of law, and a recommended judgment.
(c)   File the report with the court, together with all original exhibits and the reporter’s transcript of the proceeding.
(4)   Unless the court provides for a longer period, not more than 45 days after being served with notice of the filing of the report described in subsection (3), any party may serve written objections to the report upon the other party. Application to the court for action upon the report and objections to the report shall be made by motion upon notice. The court, after hearing, may adopt the report, may receive further evidence, may modify the report, or may recommit the report to the referee with instructions. Upon adoption of the report, judgment shall be entered in the same manner as if the action had been tried by the court and shall be subject to review in the same manner as any other judgment of the court.

450.1774   Costs of appraisal proceeding.
Sec. 774.   (1) The court in an appraisal proceeding commenced under section 773 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 772.
(2)   The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable in the following manner:
(a)   Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 764 through 772.
(b)   Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this act.
(3)   If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to those counsel reasonable fees paid out of the amounts awarded the dissenters who were benefited.

Annex C
June 11, 2026
PERSONAL AND CONFIDENTIAL
Board of Directors
Grand River Commerce, Inc.
4471 Wilson Avenue, SW
Grandville, MI 49418
Members of the Board:
You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration (as defined below) to be paid by Isabella Bank Corporation (the “Purchaser”) in connection with the proposed acquisition (the “Merger”) of Grand River Commerce, Inc. (the “Company”) subject to the terms and conditions of the Agreement and Plan of Merger dated June 11, 2026 (the “Agreement”). Capitalized terms used herein that are not defined shall have the meaning given to such items in the Agreement.
Pursuant to the Agreement, the Purchaser will pay aggregate consideration of $18,262,391 in cash and issue 839,003 shares of Purchaser’s common stock. Subject to adjustment in accordance with the Agreement, each share of the Company’s common stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive either 0.1415 shares of the Purchaser’s common stock (the “Stock Consideration”) or $5.72 per share in cash (the “Cash Consideration”), subject to the limitation that 65% of the Company’s shares shall be exchanged for the Stock Consideration and 35% of the Company’s shares shall be exchanged for the Cash Consideration (collectively, the “Merger Consideration”). Our analysis assumes 9,122,073 shares outstanding after the conversion of the Company’s convertible subordinated debt based on management estimates. The terms of the Merger are set forth more fully in the Agreement, and descriptions of any such terms herein are qualified in their entirety by reference to the Agreement.
Brean Capital, LLC (“Brean”), as part of its investment banking business, is routinely engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of financial institutions, we have experience and knowledge of the valuation of banking institutions. As you are aware, in the course of its daily trading activities, investment funds controlled by an affiliate (as such term is defined in Regulation 12G-2 promulgated under the Securities Exchange Act of 1934, as amended) of Brean and its affiliates may from time-to-time effect transactions and hold securities of Purchaser or the Company. This opinion has been reviewed and approved by Brean’s Fairness Committee in conformity with our policies and procedures established under the requirement of Rule 5150 of the Financial Industry Regulatory Authority. Brean has otherwise provided no investment banking services to the Purchaser or the Company during the past two years in which compensation was received or was intended to be received. Brean may provide services to the Purchaser in the future (and/or to the Company if the Merger is not consummated), although as of the date of this opinion, there is no agreement to do so nor any mutual understanding that such services are contemplated.
We were retained by the Company to act as financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon consummation of the Merger. We will also receive compensation from the Company for rendering this opinion, which we became entitled to receive upon delivery of this opinion. The portion of our fee for rendering this opinion is not contingent upon any conclusion that we may reach or upon completion of the Merger. The Company has agreed to indemnify us and our affiliates for certain liabilities arising out of our engagement and to reimburse us for certain out-of-pocket expenses incurred in connection with our engagement.
During the course of our engagement and for the purposes of the opinion set forth herein, we have:
(i)
reviewed a draft of the Agreement, dated June 11, 2026, and assumed it to be in substantially the same form as the final agreement in all material respects;

(ii)
familiarized ourselves with the financial condition, business, operations, assets, earnings, prospects and senior management’s views as to the future financial performance of the Purchaser and the Company;

(iii)
reviewed certain financial statements, both audited and unaudited, and related financial information of the Purchaser and the Company, including annual and quarterly reports filed by the parties with the Securities and Exchange Commission and/or the Federal Deposit Insurance Corporation;

(iv)
reviewed and discussed with senior management of the Purchaser and the Company as well as the Purchaser’s representatives the future financial prospects of the Purchaser and the Company as related to financial projections and pro forma information, including publicly available consensus analyst estimates of the Purchaser where applicable;

(v)
compared certain aspects of the financial performance of the Purchaser and the Company with similar data available for certain other financial institutions;

(vi)
reviewed certain trading characteristics of selected other financial institutions in comparison of the common stock of the Purchaser and the Company;

(vii)
reviewed the pro forma financial effects of the Merger, taking into consideration the potential amount and timing of transaction costs and cost savings expected to be achieved as a result of the Merger, in each case prepared by or at the direction of senior management of the Purchaser and the Company and approved for our use by the Company;

(viii)
reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant; and

(ix)
performed such other analyses and considered such other factors as we deemed appropriate.

We have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in the valuation of financial institutions and their securities.
In rendering our opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by the Purchaser and the Company and in the discussions with the Purchaser’s representatives. We have not independently verified the accuracy or completeness of any such information. In that regard, we have assumed that the financial estimates, as well as estimates and allowances regarding under-performing and nonperforming assets and net charge-offs, have been reasonably prepared on a basis reflecting the best currently available information, judgments and estimates of the Purchaser and the Company and that such estimates will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed and relied upon management’s estimates and projections. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of the Purchaser or the Company or any of their respective subsidiaries. In addition, we have not reviewed individual credit files, nor have we made an independent evaluation or appraisal of the assets and liabilities of the Purchaser or the Company nor any of their respective subsidiaries, and we were not furnished with any such evaluations or appraisals.
We did not make an independent valuation of the quality of the Purchaser’s or the Company’s deposit base, nor have we independently evaluated potential deposit concentrations or the deposit composition of the Purchaser or the Company. We did not make an independent valuation of the quality of the Purchaser’s or the Company’s investment securities portfolio, nor have we independently evaluated potential concentrations in the investment portfolio of the Purchaser or the Company. We have assumed that there has been no material change in the Purchaser’s or the Company’s business, assets, financial condition, results of operations, cash flows or prospects since the date of the most recent financial statements provided to us.
With respect to the financial projections and estimates (including information relating to the amounts and timing of the merger costs and expense savings) provided to or otherwise reviewed by or discussed with us, we have been advised by senior management of the Purchaser and senior management of the Company, and have assumed with your consent, that such projections and estimates have been reasonably prepared on a basis reflecting the best currently available information, judgments and estimates of the Purchaser and the Company and that such estimates will be realized in the amounts and at the times contemplated thereby. We assume no responsibility for and express no opinion as to these projections and estimates or the assumptions on which they were based. We have relied on the assurances of senior management of the Purchaser and senior management of the Company that they are not aware of any facts or circumstances that would make any of such information, projections or estimates inaccurate or misleading.
We have assumed that the Agreement, when executed by the parties thereto, will conform, in all material respects, to the draft of the Agreement reviewed by us and that the Merger will be consummated in accordance with the terms set forth in the Agreement. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to the Purchaser and the Company. We have assumed that all of the representations and warranties contained in the Agreement and all related agreements are true and correct in all respects material to our analysis, and that the Merger will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any term, condition or covenant thereof the effect of which would be in any respect material to our analysis. In rendering this opinion, we have been advised by both the Purchaser and the Company that there are no known factors that could impede or cause any material delay in obtaining the necessary regulatory and governmental approvals of the Merger.
Our opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm, revise or update this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.
Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger and does not constitute a recommendation to any shareholder of the Company as to any matter related thereto. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any of the Company’s officers, directors, or employees, or class of such persons, whether relative to the compensation received by the public shareholders of the Company or otherwise. We are not expressing any opinion as to the prices at which shares of the Purchaser’s common stock will trade in the future.
We express no view as to, and our opinion does not address, the relative merits of the Merger as compared to any alternative business transactions or strategies, or whether such alternative transactions or strategies could be achieved or are available. With your consent, we have relied upon the advice that the Company has received from its legal, accounting and tax advisors as to all legal, regulatory, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.
This letter is solely for the information of the Board of Directors of the Company in its evaluation of the proposed Merger and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and all other factors we have considered and deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration to be paid by the Purchaser in the Merger pursuant to the Agreement is fair, from a financial point of view, to the shareholders of the Company.
Sincerely,
Brean Capital, LLC

Annex D
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GRAND RIVER COMMERCE, INC.
The following is a discussion and analysis of the financial condition and the results of operations of Grand River Commerce, Inc. (“Grand River”) at or for the years ended December 31, 2025 and 2024, and at or for the three months ended March 31, 2026 and 2025. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results may differ materially from those discussed due to a variety of factors, including those described under “Special Cautionary Note regarding Forward-Looking Statements” and “Risk Factors.”
Management’s discussion and analysis is presented to assist the reader in understanding and evaluating the financial condition and results of operations of Grand River. The analysis focuses on the consolidated financial statements, footnotes, and other financial data presented. The discussion highlights material changes from prior reporting periods and any identifiable trends which may affect Grand River. Amounts have been rounded for presentation purposes. This discussion and analysis should be read in conjunction with the “Audited Consolidated Financial Statements of Grand River Commerce, Inc.” included as Annex E hereto and the “Unaudited Consolidated Financial Statements of Grand River Commerce, Inc.” included as Annex F hereto.
Grand River is a bank holding company headquartered in Grandville, Michigan and is the sole shareholder of Grand River Bank (“Grand River Bank” or the “Bank”). Grand River’s stock is traded on the OTCQX, under the symbol GNRV. Grand River’s primary business activity is the ownership of Grand River Bank. Grand River Bank is a full-service commercial bank serving businesses and consumers primarily throughout West Michigan. The Bank offers a broad range of commercial and consumer banking products and services and competes with other financial institutions and nonbank providers of financial services. Grand River and the Bank are subject to comprehensive regulation and periodic examination by federal and state banking authorities.
As of March 31, 2026, Grand River had total consolidated assets of $511.7 million, net loans of $433.0 million, total deposits of $438.9 million and total shareholders’ equity of $36.7 million.
Critical Accounting Policies
The accounting and reporting policies of Grand River conform to accounting principles generally accepted in the United States (“GAAP”) and general practices within the financial institution industry. To prepare financial statements in conformity with GAAP, management makes estimates, assumptions and judgments based on available information that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates, assumptions and judgments are based on information available as of the date of the financial statements and, as this information changes, actual results could differ from the estimates, assumptions and judgments reflected in the financial statements. The Bank uses peer group historical loss factors as one factor in determining the inherent loss that may be present in its loan portfolio; however, actual losses could differ significantly from the peer group historical factors that are used. In addition, GAAP itself may change from one previously acceptable method to another method. Management has identified the allowance for credit losses as an accounting policy critical in understanding Grand River’s financial statements.
Our significant accounting policies are presented in Note 1 of our audited consolidated financial statements included with this proxy statement/prospectus, included as Annex E hereto. These policies, along with the disclosures presented in the other financial statement notes and in this discussion, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Recent accounting pronouncements and standards that have impacted or could potentially affect us are also discussed in Note 1 of our audited consolidated financial statements included with this proxy statement/prospectus.
Allowance for Credit Losses (“ACL”).   The following is a summary of the Bank’s significant accounting policies with respect to ACL.

ACL — Loans.   The ACL is considered a critical accounting estimate because it requires management to make significant judgments regarding the collectability of loans and other credit exposures. The estimate is inherently subjective and is affected by changes in economic conditions, borrower financial performance, collateral values, portfolio composition, and other factors that may differ from management’s assumptions.
The Bank estimates the ACL under the current expected credit loss (CECL) methodology. The estimate incorporates historical credit loss experience, current conditions, reasonable and supportable forecasts, and qualitative adjustments to reflect risks not fully captured by historical data. Loans that do not share similar risk characteristics with other loans are evaluated individually, with collateral values considered when repayment is expected to be substantially through the operation or sale of collateral.
Because the ACL is based on estimates and assumptions, actual credit losses may differ from those estimates, and future changes in economic conditions or portfolio performance could require material adjustments to the ACL through the provision for credit losses.
Additional information regarding the Bank’s ACL is included in Note 1 of the audited consolidated financial statements.
ACL — Off-Balance Sheet Credit Exposures.   The Bank has a variety of assets that have a component that qualifies as an off-balance sheet exposure. These primarily include commitments to extend credit, standby letters of credit, and unfunded commitments under revolving lines of credit. The Bank estimates expected credit losses over the contractual period in which the Bank is exposed to credit risk via a contractual obligation to extend credit, unless that obligation is unconditionally cancellable by the Bank. Management has determined that a portion of the Bank’s off-balance-sheet credit exposures are not unconditionally cancellable.
The estimate includes consideration for the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over their expected lives. Management uses its judgement to determine funding rates and applies them, along with the loss factor rate determined for each pooled loan segment, to the unfunded loan commitments, to arrive at the reserve for unfunded loan commitments.
As of March 31, 2026 and December 31, 2025, the liability for expected credit losses on unfunded commitments was $60,000 at both dates and is included in “other liabilities” in the accompanying condensed consolidated balance sheets. The current period adjustment to the ACL on unfunded commitments is recognized through credit loss expense in the condensed consolidated statements of earnings.
Results of Operations — Comparison of the Three Months Ended March 31, 2026 and the Three Months Ended March 31, 2025
General.   Net income increased $317,000 to $373,000 for the three months ended March 31, 2026, compared to $56,000 for the same period in 2025. The increase was primarily attributable to a nonrecurring accounting adjustment related to discontinued operations, as well as lower interest expense and lower noninterest expense. These factors were partially offset by lower interest income and the absence of a negative provision to the ACL in the current period versus a negative provision to the ACL in the prior-year period.
Net Interest Income.   Net interest income increased slightly by $19,000, or 0.6%, to $3.1 million for the three months ended March 31, 2026, compared to $3.1 million for the same period in 2025. The increase was primarily attributable to a reduction in funding costs, which more than offset the impact of lower average balances of interest-earning assets and lower earning asset yields. Average interest-earning assets decreased $6.1 million to $508.5 million, and the average yield on those assets declined to 5.11% from 5.29%. The cost of funding liabilities, including non-interest-bearing deposits, fell 22 basis points, to 2.82% from 3.05%, resulting in the net interest margin rising 4 basis points to 2.48%, from 2.44%.
Interest Income.   Total interest income decreased $304,000, or 4.5%, to $6.4 million for the three months ended March 31, 2026, compared to $6.7 million for the same period in 2025. The decrease was primarily attributable to lower interest income on loans, primarily reflecting lower average loan balances and a modest decrease in loan yields. Interest income on loans decreased $508,000, to $5.8 million as the average yield on loans declined to 5.37% from 5.44%. These decreases were partially offset by higher interest income on investment securities and interest-earning deposits. Interest income on investment securities increased $45,000 due primarily to higher average balances, while interest on cash and due from Fed Funds sold and other income increased $159,000, reflecting higher average deposit balances despite a lower average yield.
Interest Expense.   Total interest expense decreased $323,000, or 8.9%, to $3.3 million for the three months ended March 31, 2026, compared to $3.6 million for the same period in 2025. The reduction in funding costs reflect the positive impact of repricing the portfolio to lower current market rates and lower average balances of interest bearing funding liabilities. The average cost of funding, including non-interest-bearing deposits, declined to 2.82% from 3.05%.
Provision for Credit Losses.   The Bank recorded no provision for credit losses for the three months ended March 31, 2026, compared to a negative provision of $133,000 for the three months ended March 31, 2025. The absence of a provision in the current-year period reflects management’s assessment that the ACL remained appropriate based on the composition and performance of the loan portfolio, including continued strong credit quality metrics, minimal nonperforming assets, and low levels of past due loans. The negative provision recorded during the prior-year period reflected changes in management’s estimate of the ACL based on the same methodology described in “Allowance for Credit Losses.”
Noninterest Income.   The Bank’s primary sources of noninterest income are service charges and fees on deposit accounts, debit card income, and gain on the sale of mortgage loans. Noninterest income increased $17,000, or 13.3%, to $145,000 for the three months ended March 31, 2026, compared to $128,000 for the same period in 2025. The increase was primarily due to an increase in gain on sale of mortgage loans.
The following table is a comparison of the components of noninterest income for the three months ended March 31, 2026 and 2025:
	For the three months ended March 31,		Change ($)	Change (%)
(Dollars in thousands)	2026	2025
Service charges and other fees	$17	$18	$(1)	(5.6)%
Gain on sale of mortgage loans	73	57	16	28.1%
Other income	55	53	2	3.8%
Noninterest Expense.   The Bank’s primary components of noninterest expense are salaries and employee benefits, occupancy and equipment costs, data processing and technology expense, and professional services. Noninterest expense decreased $156,000, or 5.0%, to $3.1 million for the three months ended March 31, 2026, compared to $3.3 million for the same period in 2025. The decrease was primarily attributable to lower salaries and benefits expense, as well as lower occupancy and equipment, and software expenses. These decreases were partially offset by higher professional services expenses, attributable to various projects and initiatives.
The following table is a comparison of the components of noninterest expense for the three months ended March 31, 2026 and 2025:
	For the three months ended March 31,		Change ($)	Change (%)
(Dollars in thousands)	2026	2025
Salaries and benefits	$1,933	$2,068	$(135)	(6.5)%
Occupancy & equipment expense	229	272	(43)	(15.8)%
Data processing & computer support	149	150	(1)	(0.7)%
Software	183	231	(48)	(20.8)%
Professional services	259	159	100	62.9%
Insurance	152	169	(17)	(10.1)%
Other	218	230	(12)	(5.2)%

Income Tax Expense.   Income tax expense from continuing operations was $28,000 for the three months ended March 31, 2026, compared to $16,000 for the same period in 2025, reflecting higher pretax income from continuing operations.
Discontinued Operations.   Grand River Mortgage Company, LLC (“GRMC”), a wholly-owned subsidiary of the Bank, ceased active operations following the decision by the Bank’s board of directors to discontinue operations in the 4th quarter of 2023. Net income from discontinued operations was $267,000 for the three months ended March 31, 2026, compared to a net loss of $3,000 for the same period in 2025. The 2026 net income resulted from a nonrecurring accounting adjustment and should not be viewed as indicative of recurring operating performance.
Results of Operations — Comparison of Results between the Year Ended December 31, 2025 and the Year Ended December 31, 2024
General.   Grand River reported net income of $636,000 for the year ended December 31, 2025, compared to a net loss of $523,000 for the year ended December 31, 2024, representing an improvement of $1.2 million. The improvement was primarily attributable to continued strengthening of core banking operations, disciplined expense management, lower funding costs, and reduced losses from discontinued operations.
Income from continuing operations increased to $645,000 during 2025 from a loss of $438,000 during 2024. Losses from discontinued operations totaled $9,000 during 2025 compared to $85,000 during 2024 as the wind-down of GRMC was substantially completed. No material wind-down costs were incurred during 2025.
Net Interest Income.   Net interest income increased $369,000, or 3.0%, to $12.6 million for the year ended December 31, 2025, from $12.2 million for the year ended December 31, 2024.
Total average interest-earning assets decreased to $513.6 million for the year ended December 31, 2025 from $537.0 million for the year ended December 31, 2024. The Bank’s net interest margin increased 17 basis points to 2.45% from 2.28% for the same respective periods.
Interest Income.   Total interest income decreased $1.6 million, or 5.5%, to $26.9 million for the year ended December 31, 2025, from $28.4 million for the year ended December 31, 2024. This decrease was primarily attributable to a reduction in average loan balances, as the loan portfolio declined from $480.0 million at December 31, 2024 to $445.7 million at December 31, 2025, resulting in lower interest income on loans. Loan interest income decreased to $24.8 million from $26.7 million in the prior year.
Interest Expense.   Interest expense decreased $1.9 million, or 11.9%, to $14.3 million for the year ended December 31, 2025 from $16.2 million for the year ended December 31, 2024. The decrease is primarily tied to lower average rates paid on funding liabilities. The cost of funding liabilities, including non-interest bearing deposits, decreased 25 basis points, to 2.97% for the year ended December 31, 2025, from 3.22% for the year ended December 31, 2024.
Provision for Credit Losses.   The Bank recorded a negative provision of $273,000 during the year ended December 31, 2025 as compared to a negative provision of $377,000 during the year ended December 31, 2024. Management continued to evaluate the adequacy of the ACL under the CECL methodology using historical loss experience, portfolio composition, current economic conditions, and qualitative factors. Credit quality remained strong throughout 2025, with minimal charge-offs, limited delinquency activity, and continued stability within the loan portfolio. At December 31, 2025, the ACL totaled $5.0 million, or approximately 1.12% of total loans, compared to $5.1 million, or approximately 1.07% of total loans, at December 31, 2024.
Noninterest Income.   Total noninterest income decreased $354,000, or 36.1%, to $627,000 during the year ended December 31, 2025 from $981,000 during the year ended December 31, 2024. The decrease was primarily driven by lower mortgage banking activity. Gain on the sale of mortgage loans declined to $297,000 in 2025 from $552,000 in 2024 as residential mortgage activity remained subdued due to elevated mortgage interest rates and continued weakness in housing affordability and fewer production staff in 2025. Other noninterest income decreased to $262,000 from $367,000 in the prior year tied to less fee income on loan swap transactions. Service charges and other fees increased modestly to $68,000 from $62,000.
Noninterest Expense.   Total noninterest expense decreased $1.5 million, or 10.3%, to $12.7 million for the twelve months ended December 31, 2025, compared to $14.1 million for the twelve months ended December 31, 2024. This decrease was primarily attributable to a $1.1 million, or 11.8%, reduction in compensation expense to $8.1 million, reflecting the full-year impact of a reduction in force implemented in July 2024. Software expense declined $175,000 while data processing and information technology support decreased $48,000. Professional services declined to $658,000 in 2025 from $712,000 during 2024 despite increased legal and advisory work associated with strategic initiatives, reflecting continued cost discipline across the organization. Management continued to focus on expense control initiatives throughout 2025 while maintaining investments necessary to support customer services, regulatory compliance, and operational infrastructure.
Income Tax Expense.   Income tax expense totaled $171,000 during the year ended December 31, 2025 compared to an income tax benefit of $139,000 during the year ended December 31, 2024. Grand River’s effective tax rate approximated the federal statutory rate in both periods. Deferred tax assets continued to include significant federal net operating loss carryforwards, a portion of which originated from GRMC. Management concluded that no valuation allowance was necessary as of December 31, 2025 based upon projections showing sustained ongoing taxable income that will allow the deferred tax assets to be realized in future periods.
Discontinued Operations.   Discontinued operations relate entirely to GRMC, the Bank’s former direct to consumer mortgage subsidiary. The wind-down of its operations began during the fourth quarter of 2023 following sustained operating losses. High mortgage market interest rates resulted in lower than anticipated mortgage origination volumes. The mortgage pipeline was substantially liquidated during 2024, and no active business operations remained during 2025. Loss from discontinued operations improved to $9,000 during 2025 from $85,000 during 2024. The remaining activity during 2025 primarily reflected the resolution of residual operating matters associated with the wind-down. Management does not anticipate material future operating activity related to GRMC and is actively in process of legally dissolving the entity.
Financial Condition
During the first quarter of 2026, management continued to focus on maintaining strong liquidity, improving funding costs, and preserving capital while navigating a slower commercial lending environment.
Total Assets.   Total assets decreased $5.8 million, or 1.1%, to $511.7 million at March 31, 2026 from $517.5 million at December 31, 2025. The decrease was primarily attributable to a decline in net loans, partially offset by increases in cash and due from banks, mortgage loans held for sale, and interest receivable and other assets. The changes in the various asset categories are discussed below.
Cash and Cash Equivalents.   Cash and cash equivalents increased $1.4 million, or 3.0%, to $48.0 million at March 31, 2026 from $46.6 million at December 31, 2025. This increase was primarily the result of loan principal collections during the quarter, partially offset by net deposit outflows and other normal operating activity.
Investment Securities.   The carrying value of available-for-sale investment securities decreased $526 thousand, or 3.1%, to $16.3 million at March 31, 2026 from $16.8 million at December 31, 2025. The decrease was primarily attributable to principal repayments on amortizing securities and changes in fair value during the period.
The following tables show the fair value and weighted average yield of available-for-sale securities as of March 31, 2026, December 31, 2025 and December 31, 2024 according to contractual maturity. Actual maturities may differ from contractual maturities of residential mortgage-backed securities because the mortgages underlying the securities may be called or prepaid with or without penalty.

	March 31, 2026
(Dollars in thousands)	1 Year or Less	1 to 5 Years	5 to 10 Years	After 10 Years	Total Fair Value
Mortgage-backed securities	$4	$80	$957	$5,444	$6,485
Collateralized mortgage obligation securities	—	—	—	3,081	3,081
Small business administration program securities	—	—	1,456	3,043	4,499
Municipal securities	—	1,500	291	—	1,791
Corporate securities	—	—	463	—	463
Total securities	$4	$1,580	$3,167	$11,568	$16,319
Weighted average yield:
Mortgage-backed securities	2.08%	1.79%	2.22%	1.42%	1.55%
Collateralized mortgage obligation securities	—	—	—	4.62%	4.62%
Small business administration program securities	—	—	4.02%	1.76%	2.49%
Municipal securities	—	1.57%	2.12%	—	1.66%
Corporate securities	—	—	4.00%	—	4.00%
Total securities	2.08%	1.58%	3.30%	2.36%	2.47%
	December 31, 2025
(Dollars in thousands)	1 Year or Less	1 to 5 Years	5 to 10 Years	After 10 Years	Total Fair Value
Mortgage-backed securities	$—	$102	$1,017	$5,585	$6,704
Collateralized mortgage obligation securities	—	—	—	3,242	3,242
Small business administration program securities	—	—	1,496	3,132	4,628
Municipal securities	—	1,510	296	—	1,806
Corporate securities	—	—	465	—	465
Total securities	$—	$1,612	$3,274	$11,959	$16,845
Weighted average yield:
Mortgage-backed securities	—	1.82%	2.24%	1.42%	1.55%
Collateralized mortgage obligation securities	—	—	—	4.77%	4.77%
Small business administration program securities	—	—	4.06%	1.76%	2.50%
Municipal securities	—	1.57%	2.12%	—	1.66%
Corporate securities	—	—	4.00%	—	4.00%
Total securities	—	1.59%	3.31%	2.42%	2.51%
	December 31, 2024
(Dollars in thousands)	1 Year or Less	1 to 5 Years	5 to 10 Years	After 10 Years	Total Fair Value
Mortgage-backed securities	$—	$188	$738	$6,196	$7,122
Collateralized mortgage obligation securities	—	—	—	11	11
Small business administration program securities	—	—	—	3,239	3,239
Municipal securities	—	—	1,660	—	1,660
Corporate securities	—	—	399	—	399
Total securities	$—	$188	$2,797	$9,446	$12,431

	December 31, 2024
(Dollars in thousands)	1 Year or Less	1 to 5 Years	5 to 10 Years	After 10 Years	Total Fair Value
Weighted average yield:
Mortgage-backed securities	—	1.81%	3.09%	1.41%	1.59%
Collateralized mortgage obligation securities	—	—	—	2.96%	2.96%
Small business administration program securities	—	—	—	1.77%	1.77%
Municipal securities	—	—	1.57%	—	1.57%
Corporate securities	—	—	4.00%	—	4.00%
Total securities	—	1.49%	2.44%	1.53%	1.71%
Mortgage Loans Held for Sale.   Mortgage loans held for sale increased $486,000, or 66.2%, to $1.2 million at March 31, 2026 from $734,000 at December 31, 2025.
Deposits.   Total deposits decreased $5.9 million, or 1.3%, to $438.9 million at March 31, 2026 from $444.8 million at December 31, 2025. Noninterest-bearing deposits increased $158,000 to $88.2 million, while interest-bearing deposits decreased $6.1 million to $350.7 million. The decline in total deposits was primarily attributable to decreases in wholesale deposit balances.
The following table sets forth the average balance amounts and the average rates paid on deposits held by the Bank for the periods presented:
	For the three months ended March 31, 2026		For the twelve months ended December 31, 2025		For the twelve months ended December 31, 2024
(Dollars in thousands)	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
Noninterest-bearing demand deposits	$88,770	—	$91,032	—	$97,085	—
Interest-bearing demand deposits	42,500	1.37%	36,101	1.60%	34,375	2.08%
Money market deposits	101,738	2.44%	103,961	2.68%	129,742	3.16%
Savings deposits	40,016	2.54%	34,263	2.85%	36,971	3.54%
Time deposits	166,862	4.13%	173,823	4.32%	165,330	4.61%
Total deposits	439,886	2.49%	439,180	2.70%	463,503	2.97%
The aggregate amount of time deposits, each with a minimum denomination over $250,000 as of March 31, 2026, December 31, 2025 and December 31, 2024 was $31.2 million, $32.7 million and $35.7 million, respectively. As of March 31, 2026, brokered deposits totaled $65.0 million.
Federal Home Loan Bank Advances.   Federal Home Loan Bank advances totaled $17.5 million at each of March 31, 2026 and December 31, 2025.
Subordinated Debt.   Subordinated debt, net of issuance costs, increased $40,000 to $15.7 million at March 31, 2026 from $15.7 million at December 31, 2025 and $35.5 million on December 31, 2024. The increase reflects the amortization of debt issuance costs.
	March 31, 2026			December 31, 2025
(Dollars in thousands)	Callable	Convertible	Total	Callable	Convertible	Total
Principal amount of Notes	$8,250	$7,650	$15,900	$8,250	$7,650	$15,900
Unamortized debt issuance costs	(122)	(55)	(177)	(128)	(89)	(217)
Net carrying amount	8,128	7,595	$15,723	$8,122	$7,561	$15,683
Shareholders’ Equity.   Total shareholders’ equity increased $366,000, or 1.0%, to $36.7 million at March 31, 2026 from $36.3 million at December 31, 2025. The increase was primarily attributable to net income of $373,000 for the three months ended March 31, 2026, partially offset by a $7,000 increase in accumulated other comprehensive loss related to available-for-sale securities.
Loans.   Net loans decreased $7.7 million, or 1.7%, to $433.0 million at March 31, 2026 from $440.7 million at December 31, 2025. The decrease reflected loan principal collections, payoffs, and softer overall loan demand during the first quarter of 2026.
Loan Portfolio
The Bank’s loan portfolio is primarily comprised of commercial real estate, commercial and industrial, residential real estate, construction, and consumer loans. Commercial and industrial loans generally are underwritten based on borrower cash flows and may be secured by business assets such as accounts receivable, inventory, equipment, or other collateral. Commercial real estate loans are generally viewed as cash flow loans and secondarily as loans secured by real estate. Residential real estate loans generally consist of loans secured by one-to-four family residential properties located primarily in the Bank’s market area. Consumer loans include home equity loans and other loans to individuals and are generally dependent on the borrower’s continuing financial stability.
The information in the following table is based on the contractual maturities of individual loans, including loans that may be subject to renewal at their contractual maturity. Renewal of these loans is subject to review and credit approval, as well as modification of terms upon maturity. Actual repayments of loans may differ from the maturities reflected below because borrowers have the right to prepay obligations with or without prepayment penalties. Demand loans, loans having no stated repayment schedule and stated maturity dates, and overdraft loans were reported as being due in one year or less. The following table summarizes the loan maturity distribution by type and related interest rate characteristics as of the periods presented:
(Dollars in thousands) As of March 31, 2026	1 Year or Less	After 1 Through 5 Years		After 5 Through 15 Years		After 15 Years		Total
		Fixed	Variable	Fixed	Variable	Fixed	Variable
Commercial	$38,713	$11,763	$1,108	$2,639	$—	$—	$—	$54,223
Commercial real estate	18,213	179,665	38,626	30,111	32,764	—	1,781	301,160
1 – 4 family residential	15,873	74	20,153	12,119	30,003	2,016	—	80,238
Consumer	641	309	542	—	828	—	52	2,372
Total loans	73,440	191,811	60,429	44,869	63,595	2,016	1,833	437,993
(Dollars in thousands) As of December 31, 2025	1 Year or Less	After 1 Through 5 Years		After 5 Through 15 Years		After 15 Years		Total
		Fixed	Variable	Fixed	Variable	Fixed	Variable
Commercial	$20,932	$13,941	$1,782	$2,811	$—	$—	$—	$39,466
Commercial real estate	37,898	181,344	36,121	32,471	30,895	—	1,793	320,522
1 – 4 family residential	15,466	85	21,699	12,445	31,003	2,859	—	83,557
Consumer	450	370	727	—	565	—	—	2,112
Total loans	74,746	195,740	60,329	47,727	62,463	2,859	1,793	445,657
(Dollars in thousands) As of December 31, 2024	1 Year or Less	After 1 Through 5 Years		After 5 Through 15 Years		After 15 Years		Total
		Fixed	Variable	Fixed	Variable	Fixed	Variable
Commercial	$22,863	$13,427	$2,240	$3,428	$—	$—	$—	$41,958
Commercial real estate	71,686	176,088	28,740	33,429	33,303	—	—	343,246
1 – 4 family residential	15,733	153	24,220	14,562	31,823	2,532	—	89,023
Consumer	583	541	3,462	—	1,149	—	—	5,735
Total loans	110,865	190,209	58,662	51,419	66,275	2,532	—	479,962

The following is a summary of information pertaining to nonaccrual loans:
(Dollars in thousands)	March 31, 2026	December 31, 2025	December 31, 2024
Nonaccrual Loans
Commercial	$460	$460	$460
Commercial real estate	—	—	—
1 – 4 family residential	112	—	—
Consumer	338	453	—
Total Nonaccrual Loans	$910	$913	$460
Allowance for Credit Losses
The ACL is recognized when losses are estimated to have occurred, through a provision for credit losses recorded in earnings. Credit losses are charged against the ACL when management believes the remaining balance or a portion of the remaining balance is not collectable. Subsequent recoveries, if any, are credited to the ACL. Management believes the ACL was appropriate to cover probable credit losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The ACL is based on past events and current economic conditions and does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the ACL may be necessary if there are significant changes in economic conditions. The ACL is comprised of both a specific reserve component and a general reserve component. The Bank has elected to exclude accrued interest receivable from its calculation of the ACL.
The specific reserve relates to all individually evaluated loans for which the ACL is estimated on a loan-by-loan basis. A loan is considered an individually evaluated loan when, based on current information and events, it no longer fits the profile of similar loans in its risk pool. Factors considered by management include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan-by-loan basis as the excess of amortized cost over the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.
The Bank qualitatively adjusts model results for risk factors that are not considered within the modeling processes but are nonetheless relevant in assessing the expected credit losses within the loan pools. These qualitative factors and other qualitative adjustments may increase or decrease the Bank’s estimate of expected credit losses by a calculated percentage or amount based upon the estimated level of risk. The various risks that may be considered in making qualitative adjustments include, among other things, the impact of environmental factors such as (i) changes in lending policies and procedures, including changes in underwriting standards and collections, charge offs, and recovery practices, (ii) changes in international, national, regional, and local conditions, (iii) changes in the nature and volume of the portfolio and terms of loans, (iv) changes in the experience, depth, and ability of lending management, (v) changes in the volume and severity of past due loans and other similar conditions., (vi) changes in the quality of the organization’s loan review system, (vii) changes in the value of underlying collateral for collateral dependent loans, (viii) the existence and effect of any concentrations of credit and changes in the levels of such concentrations, and (ix) the effect of other external factors (i.e., competition, legal and regulatory requirements) on the level of estimated credit losses.
In addition, various regulatory agencies periodically review the ACL. These agencies may require the Bank to make additional provisions to the ACL based on their judgments of collectability based on information available to them at the time of their examination.
The ACL was $5.0 million at both March 31, 2026 and December 31, 2025. The ACL represented approximately 1.14% of total loans at March 31, 2026, compared with approximately 1.12% at December 31, 2025. No provision for credit losses was recorded during the three months ended March 31, 2026. Management continues to evaluate the ACL under the CECL methodology based on historical loss experience, current economic conditions, portfolio composition, and qualitative factors. In addition, Grand

River continues to closely monitor credit quality in light of the ongoing economic uncertainty caused by, among other factors, the prolonged elevated market interest rate environment, the lingering inflationary pressures, as well as the risk of the resurgence of elevated levels of inflation, in the United States and our market areas, persistent ambiguity surrounding U.S. trade and tariff policies, and geopolitical instability. Accordingly, additional provisions for credit losses may be necessary in future periods.
The following table presents, as of and for the periods indicated, an analysis of the ACL and other related data:
(Dollars in thousands)	Three months ended March 31, 2026	Twelve months ended December 31, 2025	Twelve months ended December 31, 2024
Average loans outstanding	$440,223	$457,853	$493,820
Total loans outstanding at the end of the period	437,993	445,657	479,962
Allowance for credit losses at the beginning of the period	5,002	5,140	5,412
Provision for credit losses	—	(129)	(228)
Charge-offs:
Commercial and Industrial	—	8	43
Commercial real estate	—	—	—
1 – 4 family residential	—	—	—
Consumer	—	1	1
Multifamily	—	—	—
Total charge-offs for all loan types	—	9	44
Recoveries:
Commercial	—	—	—
Commercial real estate	—	—	—
1 – 4 family residential	—	—	—
Consumer	—	—	—
Multifamily	—	—	—
Total recoveries for all loan types	—	—	—
Net (recoveries) charge-offs	—	9	44
Allowance for credit losses at the end of the period	5,002	5,002	5,140
Allowance for credit losses to total loans outstanding	1.14%	1.12%	1.07%
Nonaccrual loans to total loans outstanding	0.21%	0.20%	0.10%
Allowance for credit losses to nonaccrual loans	549.53%	548.15%	1116.8%
Net charge-offs to average loans outstanding:
Commercial	—	—	—
Commercial real estate	—	—	—
1 – 4 family residential	—	—	—
Consumer	—	—	—
Multifamily	—	—	—
The following table shows the allocation of the ACL among the Bank’s loan categories and the percentage of the respective loan category to total loans held for investment as of the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total ACL is available to absorb losses from any loan category.

(Dollars in thousands)	As of March 31, 2026		As of December 31, 2025		As of December 31, 2024
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Commercial	$451	7.7%	$440	8.9%	$401	8.7%
Commercial real estate	3,588	73.2%	3,665	71.8%	3,895	71.5%
1 – 4 family residential	784	18.6%	737	18.5%	713	18.6%
Consumer	140	0.5%	160	0.8%	132	1.2%
Unallocated	39	—	—	—	—	—
Total allowance for credit losses	5,002	100.0%	5,002	100.0%	5,140	100.0%
Indebtedness
Grand River’s debt consisted of the following components at the dates set forth below:
(Dollars in thousands)	March 31, 2026	December 31, 2025	December 31, 2024
Federal Home Loan Bank advances	$17,500	$17,500	$35,500
Subordinated debt (net of unamortized debt issuance costs)	$15,723	$15,683	$15,525
The Bank pledges eligible available-for-sale securities and real estate loans to secure a borrowing arrangement with the Federal Home Loan Bank of Indianapolis. At March 31, 2026, the Bank had two FHLB advances outstanding with an aggregate balance of $17.5 million. The advances consisted of a $7.5 million fixed rate advanced maturing in October 2027. The $10.0 million floating-rate advance that matured in June 2026 was repaid at maturity. At December 31, 2025, the Bank had two outstanding advances with an aggregate balance of $17.5 million, and as of December 31, 2024, had five outstanding advances with an aggregate balance of $35.5 million.
Subordinated debt, net of unamortized issuance costs, increased $40,000 to $15.7 million at March 31, 2026, from $15.7 million at December 31, 2025, reflecting the amortization of debt issuance costs during the quarter. Grand River’s subordinated debt consists of $8.25 million of callable subordinated notes maturing in 2030 and $7.65 million of fixed-rate convertible subordinated notes maturing in 2026.
Details of the subordinated debt components at the dates are set forth below:
	March 31, 2026			December 31, 2025			December 31, 2024
(Dollars in thousands)	Callable	Convertible	Total	Callable	Convertible	Total	Callable	Convertible	Total
Principal amount of Notes	$8,250	$7,650	$15,900	$8,250	$7,650	$15,900	$8,250	$7,650	$15,900
Unamortized debt issuance costs	(122)	(55)	(177)	(128)	(89)	(217)	(154)	(221)	(375)
Net carrying amount	8,128	7,595	$15,723	$8,122	$7,561	$15,683	$8,096	$7,429	$15,525
Capital
Grand River Bank desires to maintain a strong capital base to support current operations. As of March 31, 2026, the Bank’s total risk based capital and Tier 1 leverage ratios were 13.63% and 9.91%, respectively. These ratios are in excess of required regulatory minimums to be considered “well capitalized.”
The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Grand River’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Common Equity Tier 1 capital, and total capital to risk-weighted assets, and Tier 1 capital to average assets. Common Equity Tier 1 capital, Tier 1 capital and total capital consist primarily of shareholders’ equity, subject to certain regulatory adjustments and limitations. Total capital also includes the ACL, subject to certain limitations. The Bank’s capital amounts and classifications are also subject to qualitative judgements by regulators regarding components, risk weightings, and other factors. To be categorized as “well capitalized” under the prompt corrective action framework, the Bank must maintain minimum ratios as reflected in the table below.
The Bank met all applicable regulatory capital requirements at March 31, 2026, December 31, 2025, and December 31, 2024. Management believes the Bank was categorized as “well capitalized” under prompt corrective action framework at each of those dates.
	Amount		Minimum for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision
(Dollars in thousands)	Amount	Ratio	Amount Ratio		Amount Ratio
As of March 31, 2026
Common Equity Tier 1 Capital (to Risk-Weighted Assets)	$50,804	12.40%	$28,690	≥7.0%	$26,640	≥6.5%
Total Capital (to Risk-Weighted Assets)	55,866	13.63%	43,034	≥10.5%	40,985	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets)	50,804	12.40%	34,837	≥8.5%	32,788	≥8.0%
Tier 1 Capital (to Average Assets)	50,804	9.91%	20,504	≥4.0%	25,629	≥5.0%
As of December 31, 2025
Common Equity Tier 1 Capital (to Risk-Weighted Assets)	$49,685	11.98%	$29,021	≥7.0%	$26,948	≥6.5%
Total Capital (to Risk-Weighted Assets)	54,747	13.21%	43,532	≥10.5%	41,459	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets)	49,685	11.98%	35,240	≥8.5%	33,167	≥8.0%
Tier 1 Capital (to Average Assets)	49,685	9.43%	21,077	≥4.0%	26,347	≥5.0%
As of December 31, 2024
Common Equity Tier 1 Capital (to Risk-Weighted Assets)	$48,749	10.90%	$31,315	≥7.0%	$28,078	≥6.5%
Total Capital (to Risk-Weighted Assets)	54,093	12.09%	46,973	≥10.5%	44,736	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets)	48,749	10.90%	38,026	≥8.5%	35,789	≥8.0%
Tier 1 Capital (to Average Assets)	48,749	9.19%	21,220	≥4.0%	26,525	≥5.0%
The Bank makes commitments to extend credit in the ordinary course of its business activities. Some of these commitments are legally binding agreements to lend money to customers of the Bank at predetermined interest rates for a specified period of time, typically consisting of unfunded commitments under commercial lines of credit, revolving home equity lines of credit and overdraft protection agreements. At March 31, 2026, December 31, 2025, and December 31, 2024, unfunded commitments to extend credit were $86.0 million, $94.8 million, and $109.8 million, respectively.
In addition to commitments to extend credit, the Bank also issues standby letters of credit that are assurances to a third party that it will not suffer a loss if the Bank’s customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled approximately $1.3 million, $1.2 million, and $1.1 million at March 31, 2026, December 31, 2025, and December 31, 2025, respectively. Past experience indicates that many of these standby letters of credit will expire unused. However, through its various sources of liquidity discussed above, the Bank believes that it will have the necessary resources to meet these obligations should the need arise.
Liquidity
Liquidity represents the Bank’s ability to meet the cash flow requirement of depositors and borrowers, as well as the operating cash needs of Grand River, while maintaining an appropriate balance between assets and liabilities. The Bank’s primary source of liquidity include customer deposits, scheduled principal and interest payments on loans and investment securities, cash and cash equivalents, and available borrowing capacity through the Federal Home Loan Bank of Indianapolis (“FHLB”), the Federal Reserve Bank of Chicago, and unsecured federal funds lines with correspondent financial institutions. Management believes these sources provide adequate liquidity to meet Grand River’s anticipated funding needs.
The Bank maintains the liquidity levels that management believes are sufficient to meet expected funding needs. Liquidity is monitored regularly and is subject to review by the Bank’s primary federal and state regulators. Management monitors liquidity on an ongoing basis using a variety of internal measures, including its primary liquidity ratio, which is calculated as cash and cash equivalents plus unencumbered available-for-sale investments as a percentage of total liabilities. The primary liquidity ratio as of March 31, 2026 was 14.0%. Management believes the Bank’s liquidity position remains sufficient to meet expected funding requirements and support normal operations.
The Bank pledges eligible available-for-sale securities and real estate loans to secure borrowing capacity with the Federal Home Loan Bank of Indianapolis. Available borrowing capacity under this arrangement totaled $98.6 million at March 31, 2026, compared to $101.3 million at December 31, 2025 and $106.7 million at December 31, 2024, respectively. At March 31, 2026, the Bank had two FHLB advances outstanding with an aggregate balance of $17.5 million. At December 31, 2025, the Bank had two outstanding advances with an aggregate balance of $17.5 million, and as of December 31, 2024, had five outstanding advances with an aggregate balance of $35.5 million.
The Bank pledges eligible agricultural and commercial and industrial loans to secure a available borrowing capacity with the Federal Reserve Bank of Chicago. Available borrowing capacity under this arrangement totaled $14.0 million at March 31, 2026, compared to $13.8 million as of December 31, 2025, and $13.7 million as of December 31, 2024. There were no outstanding borrowings under this arrangement at any of the dates.
In addition, the Bank maintains unsecured federal funds lines of credit with correspondent financial institutions totaling $19.0 million at March 31, 2026. There were no outstanding balances under these arrangements at March 31, 2026, December 31, 2025 or December 31, 2024.
Grand River is a legal entity, separate and distinct from the Bank. A significant portion of the revenues of Grand River result from dividends paid to it by the Bank. There are various legal limitations applicable to the payment of dividends by the Bank to Grand River and to the payment of dividends by Grand River to its shareholders. The payment of dividends by the Bank or Grand River may be limited by other factors, such as requirements to maintain capital above regulatory guidelines. The Bank’s regulatory agencies have the authority to prohibit the Bank or Grand River from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending on the financial condition of the Bank, or Grand River, could be deemed to constitute such an unsafe or unsound practice. In addition, under the current supervisory practices of the Board of Governors of the Federal Reserve System (the “Federal Reserve”), Grand River should inform and consult with the Federal Reserve reasonably in advance of declaring or paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in a material adverse change to Grand River’s capital structure.
Transfers of funds from the Bank to Grand River in the form of loans, advances, and cash dividends are restricted by federal and state regulatory authorities. At March 31, 2026, the aggregate amount of unrestricted funds which could be transferred from the Bank to Grand River, without prior regulatory approval, totaled approximately $2.0 million. The amount of unrestricted funds is generally determined by subtracting the total dividend payments of the Bank from the Bank’s net income for that year, combined with the Bank’s retained net income for the preceding two years.

For the three months ended March 31, 2026, and the years ended December 31, 2025 and 2024, the aforementioned restrictions on the Bank’s ability to transfer funds to Grand River has not had and is not reasonably likely to have in the future, an impact on the ability of Grand River to meet its cash obligations. Grand River does not anticipate any material cash requirements outside of the ordinary course of business, other than those related to the merger.

GRAND RIVER COMMERCE, INC.
AVERAGE BALANCE SHEET
(Dollars amounts in thousands)
(Unaudited)
The following table sets forth certain information relating to Grand River’s average balance sheet and reflects the average yield on interest-earning assets and average cost of interest-bearing liabilities for the periods indicated. Such yields and cost are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.
	Three months ended March 31, 2026			Three months ended March 31, 2025
	Average Balance	Income/ Expense	Average Rate	Average Balance	Income/ Expense	Average Rate
Assets
Cash and due from banks	$47,582	$401	3.35%	$25,347	$242	3.87%
Investment Securities	20,727	175	3.41%	16,111	130	3.27%
Loans(1)	440,223	5,833	5.37%	473,149	6,341	5.44%
Total interest-earnings assets	508,532	6,409	5.11%	514,607	6,713	5.29%
Other assets	4,243	—	—	4,770	—	—
Total assets	$512,775	—	—	$519,377	—	—
Liabilities
Interest-bearing demand deposits	$42,500	$143	1.37%	$37,394	$156	1.70%
Savings and MMDA	141,754	862	2.47%	141,495	970	2.78%
Time	166,862	1,699	4.13%	168,038	1,846	4.46%
Total interest-bearing deposits	351,116	2,704	3.12%	346,927	2,972	3.47%
Other borrowed funds	33,207	593	7.24%	44,396	648	5.92%
Total interest-bearing liabilities	384,323	3,297	3.48%	391,323	3,620	3.75%
Noninterest-bearing deposits	88,770	—	—	89,995	—	—
Other liabilities	3,244	—	—	2,946	—	—
Shareholders’ equity	36,438	—	—	35,113	—	—
Total liabilities and shareholders’ equity	$512,775	—	—	$519,377	—	—
Net interest income	—	$3,112	—	—	$3,093	—
Net interest rate spread(2)	—	—	1.63%	—	—	1.54%
Net interest margin(2)	—	—	2.48%	—	—	2.44%

(1)
Includes loan fee income, non-accruing loan balances and interest received on such loans.

(2)
Interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

GRAND RIVER COMMERCE, INC.
AVERAGE BALANCE SHEET
(Dollars amounts in thousands)
(Unaudited)
The following table sets forth certain information relating to Grand River’s average balance sheet and reflects the average yield on interest-earning assets and average cost of interest-bearing liabilities for the periods indicated. Such yields and cost are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.
	Year ended December 31, 2025			Year ended December 31, 2024
	Average Balance	Income/ Expense	Average Rate	Average Balance	Income/ Expense	Average Rate
Assets
Cash and due from banks	$37,980	$1,466	3.82%	$26,668	$1,219	4.49%
Investment Securities	17,739	600	3.38%	16,542	522	3.16%
Loans(1)	457,853	24,787	5.41%	493,820	26,674	5.40%
Total interest-earnings assets	513,572	26,853	5.23%	537,030	28,415	5.29%
Other assets	4,466	—	—	5,303	—	—
Total assets	$518,038	—	—	$542,332	—	—
Liabilities
Interest-bearing demand deposits	$36,101	$577	1.60%	$34,375	$714	2.08%
Savings and MMDA	138,224	3,761	2.72%	166,713	5,413	3.25%
Time	173,823	7,505	4.32%	165,330	7,620	4.61%
Total interest-bearing deposits	348,148	11,843	3.40%	366,418	13,747	3.75%
Other borrowed funds	40,383	2,421	5.99%	39,817	2,448	6.15%
Total interest-bearing liabilities	388,531	14,264	3.67%	406,235	16,195	3.99%
Noninterest-bearing deposits	91,032	—	—	97,085	—	—
Other liabilities	3,008	—	—	4,084	—	—
Shareholders’ equity	35,467	—	—	34,929	—	—
Total liabilities and shareholders’ equity	$518,038	—	—	$542,333	—	—
Net interest income	—	$12,589	—	—	$12,220	—
Net interest rate spread(2)	—	—	1.56%	—	—	1.30%
Net interest margin(2)	—	—	2.45%	—	—	2.28%

(1)
Includes loan fee income, non-accruing loan balances and interest received on such loans.

(2)
Interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

Rate/Volume Analysis of Net Interest Income
As discussed under the headings “Net Interest Income” above, Grand River’s net income is largely dependent on the Bank’s net interest income. The table below calculates the relative impact on net interest income caused by changes in the average balances (volume) of interest sensitive assets and liabilities and the impact caused by changes in interest rates earned or paid. Each table compares two periods as indicated below. The effect of a change in average balance has been determined by applying the average rate in the earlier year to the change in average balance in the later year, as compared with the earlier year. The effect of a change in the average rate has been determined by applying the average balance in the earlier year to the change in the average rate in the later year, as compared with the earlier year.
Three Months Ended March 31, 2025 to 2026
	Increase (Decrease) Due To
(Dollars in thousands)	Rate	Volume	Net
Interest earned on:
Cash and due from banks	$(56)	$215	$159
Investment securities	7	38	45
Loans	(60)	(448)	(508)
Total interest-earning assets	(109)	(195)	(304)
Interest paid on:
Interest-bearing demand deposits	(35)	22	(13)
Savings and MMDA	(110)	2	(108)
Time	(134)	(13)	(147)
Other borrowed funds	111	(166)	(55)
Total interest-bearing liabilities	(168)	(155)	(323)
Changes in net interest income	59	(40)	19
Year Ended December 31, 2024 to 2025
	Increase (Decrease) Due To
(Dollars in thousands)	Rate	Volume	Net
Interest earned on:
Cash and due from banks	$509	$(262)	$247
Investment securities	39	39	78
Loans	(1,933)	46	(1,887)
Total interest-earning assets	(1,240)	(322)	(1,562)
Interest paid on:
Interest-bearing demand deposits	36	(173)	(137)
Savings and MMDA	(1,004)	(648)	(1,652)
Time	390	(505)	(115)
Other borrowed funds	1,608	(1,635)	(27)
Total interest-bearing liabilities	1,030	(2,961)	(1,931)
Changes in net interest income	$(2,270)	$2,639	$369
Quantitative and Qualitative Disclosures About Market Risk
In an effort to assess interest rate risk and market risk, the Bank utilizes a simulation model to determine the effect of immediate incremental increases and decreases in interest rates on net interest income, the market value of equity and asset and liability duration. Certain assumptions are made regarding loan prepayments and decay rates of savings and interest-bearing demand accounts. Because it is difficult to accurately project the market reaction of depositors and borrowers, the effect of actual changes in interest rates on these assumptions may differ from simulated results. The following table illustrates the simulated impact of 100 bps, 200 bps or 300 bps upward and downward movement in interest rates on net interest income, economic value of equity, and asset and liability durations at March 31, 2026.
	Decrease			Increase
	100 bps	200 bps	300 bps	100 bps	200 bps	300 bps
Projected change in net interest income year 1	1.30%	1.10%	-0.41%	-2.07%	-3.98%	-6.00%
Policy limit year 1	-5%	-10%	-15%	-5%	-10%	-15%
Projected change in net interest income year 2	-1.29%	-4.79%	-9.53%	-0.12%	0.07%	-0.02%
Policy limit year 2	-10%	-20%	-30%	-10%	-20%	-30%
Projected change in economic value of equity	-1.84%	-6.48%	-13.39%	-0.33%	-0.78%	-0.93%
EVE Policy limits	-10%	-20%	-30%	-10%	-20%	-30%
Asset duration (in years)	1.19	1.09	0.98	1.48	1.52	1.48
Liability duration (in years)	2.74	2.78	2.83	2.64	2.59	2.55

Annex E
INDEPENDENT AUDITORS’ REPORT
March 24, 2026
Board of Directors and Shareholders
Grand River Commerce, Inc.
Grandville, Michigan
Opinion
We have audited the consolidated financial statements of Grand River Commerce, Inc. (the “Company”), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (the “financial statements”).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grand River Commerce, Inc. as of December 31, 2025 and 2024, and the consolidated results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.
In performing an audit in accordance with generally accepted auditing standards, we:
•
Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.
Other Information included in the Annual Report
Management is responsible for the other information included in the Company’s accompanying annual report. The other information comprises Management’s Report but does not include the consolidated financial statements and our auditors’ report thereon. Our opinion on the consolidated financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.
In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the consolidated financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

GRAND RIVER COMMERCE, INC.
Consolidated Balance Sheets
(Dollars in thousands)
	December 31
	2025	2024
Assets
Cash and due from banks	$46,621	$23,513
Investment securities, available-for-sale	16,845	12,431
Restricted investments	4,069	3,657
Mortgage loans held for sale	734	497
Total loans	445,657	479,962
Less: allowance for credit losses	5,002	5,140
Net loans	440,655	474,822
Premises and equipment, net	1,080	1,350
Deferred income taxes	3,905	4,182
Interest receivable and other assets	3,557	4,038
Discontinued operations (Note 2)	5	17
Total assets	$517,471	$524,507
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Deposits
Noninterest-bearing	$88,031	$89,828
Interest-bearing	356,768	345,293
Total deposits	444,799	435,121
Interest payable and other liabilities	2,829	3,022
Other debt	17,500	35,500
Subordinated debt
(net of issuance costs of $217 and $375 at December 31, 2025 and 2024)	15,683	15,525
Discontinued operations (Note 2)	339	339
Total liabilities	481,150	489,507
Shareholders’ equity
Common stock
$0.01 par value, authorized 10,000,000 shares; issued and outstanding 7,038,924 shares in 2025 and 7,039,280 shares in 2024	70	70
Additional paid-in capital	40,989	40,992
Accumulated deficit	(3,365)	(4,001)
Accumulated other comprehensive loss	(1,373)	(2,061)
Total shareholders’ equity	36,321	35,000
Total liabilities and shareholders’ equity	$517,471	$524,507
The accompanying notes are an integral part of these consolidated financial statements.

GRAND RIVER COMMERCE, INC.
Consolidated Statements of Operations
(Dollars in thousands)
	Year Ended December 31
	2025	2024
Interest income
Loans, including fees	$24,787	$26,674
Securities	600	522
Federal funds sold and other income	1,466	1,219
Total interest income	26,853	28,415
Interest expense
Deposits	11,843	13,747
Borrowings	2,421	2,448
Total interest expense	14,264	16,195
Net interest income	12,589	12,220
Credit loss reversal	(273)	(377)
Net interest income after credit loss reversal	12,862	12,597
Non-interest income
Gain on sale of mortgage loans	297	552
Service charges and other fees	68	62
Other	262	367
Total non-interest income	627	981
Non-interest expenses
Compensation	8,081	9,165
Occupancy and equipment	1,014	1,075
Data processing and IT support	548	596
Software	794	969
Professional services	658	712
Insurance	654	648
Other	922	964
Total non-interest expenses	12,671	14,129
Income before income taxes	818	(551)
Income tax (expense) benefit	(173)	113
Income (loss) from continuing operations	645	(438)
Loss from discontinued operations before income tax benefit	(11)	(111)
Income tax benefit	2	26
Loss from discontinued operations	(9)	(85)
Net income (loss)	$636	$(523)
Basic income (loss) per common share
Income (loss) from continuing operations	$0.09	$(0.06)
Loss from discontinued operations	(0.00)	(0.01)
Net income (loss)	$0.09	$(0.07)
The accompanying notes are an integral part of these consolidated financial statements.

GRAND RIVER COMMERCE, INC.
Consolidated Statements of Comprehensive Income (Loss)
(Dollars in thousands)
	Year Ended December 31
	2025	2024
Net income (loss)	$636	$(523)
Unrealized holding gains (losses) on investment securities arising during the year	871	(133)
Income tax (expense) benefit related to other comprehensive income (loss)	(183)	28
Other comprehensive income (loss)	688	(105)
Comprehensive income (loss)	$1,324	$(628)
The accompanying notes are an integral part of these consolidated financial statements.

GRAND RIVER COMMERCE, INC.
Consolidated Statements of Shareholders’ Equity
(Dollars in thousands)
	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balances, January 1, 2024	$70	$40,992	$(3,478)	$(1,956)	$35,628
Comprehensive loss	—	—	(523)	(105)	(628)
Balances, December 31, 2024	70	40,992	(4,001)	(2,061)	35,000
Share-based compensation expense	—	(3)	—	—	(3)
Comprehensive income	—	—	636	688	1,324
Balances, December 31, 2025	$70	$40,989	$(3,365)	$(1,373)	$36,321
The accompanying notes are an integral part of these consolidated financial statements.

GRAND RIVER COMMERCE, INC.
Consolidated Statements of Cash Flows
(Dollars in thousands)
	Year Ended December 31
	2025	2024
Cash flows from operating activities
Net income (loss)	$636	$(523)
Adjustments to reconcile net income (loss) to net cash from operating activities
Share-based compensation	1	35
Credit loss reversal	(273)	(377)
Net amortization of investment securities	32	40
Originations of loans held for sale	(11,303)	(20,671)
Proceeds from loan sales	11,363	25,204
Net gain on sale of loans	(297)	(605)
Depreciation and amortization	345	398
Non-cash lease expense	421	434
Impairment of productive assets	—	18
Deferred income tax benefit	94	(107)
Amortization of debt issuance costs	158	159
Net change in
Interest receivable and other assets	60	68
Interest payable and other liabilities	(465)	(2,158)
Operating lease obligations	416	426
Net cash from operating activities	1,188	2,341
Cash flows from investing activities
Activity in available-for-sale securities
Maturities and pre-payments	1,446	1,278
Purchase of securities	(5,021)	—
Loan principal collections, net	34,296	20,536
Proceeds from the sale of property and equipment	4	—
Purchase of Federal Home Loan Bank restricted stock	(412)	(410)
Purchase of Federal Reserve Bank restricted stock	—	(90)
Purchase of premises and equipment	(79)	(28)
Net cash from investing activities	30,234	21,286
Cash flows from financing activities
Acceptances and withdrawals of deposits, net	9,678	(23,193)
Federal Home Loan Bank borrowings	102,500	18,000
Repayments of Federal Home Loan Bank borrowings	(120,500)	(17,000)
Net cash from financing activities	(8,322)	(22,193)
Net change in cash and cash equivalents	23,100	1,434
Cash and cash equivalents at beginning of year	23,523	22,089
Cash and cash equivalents at end of year	$46,623	$23,523
Supplemental cash flow information
Cash paid for interest	$14,230	$16,457
Cash flows from Grand River Mortgage Company’s (GRMC) discontinued operations are reflected in the presentation above. Operating cash flows from GRMC were a net use of $(10,000) in 2025, compared with net cash provided of $2.5 million in 2024. There were no cashflow outlays for investing or financing activities in 2024 or 2025.
The accompanying notes are an integral part of these consolidated financial statements.

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
1.   ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Grand River Commerce, Inc. (“GRCI”) was incorporated under the laws of the State of Michigan to organize a bank in Michigan. Upon receiving regulatory approvals to commence business, GRCI chartered Grand River Bank, (the “Bank”). The Bank is a wholly-owned subsidiary of GRCI (the “Company”). In late 2021 Grand River Mortgage Company, LLC (“GRMC”), was formed as a wholly owned subsidiary of the Bank.
The Bank is a full-service commercial bank headquartered in Grandville, Michigan, serving the communities of Grandville, Grand Rapids and the surrounding areas in Kent and Ottawa counties in Michigan, offering a broad range of commercial and consumer banking services to businesses, professionals, and local residents who are particularly responsive to the style of service which the Bank provides.
The Bank is chartered by the State of Michigan and is a member of the Federal Deposit Insurance Corporation (“FDIC”) and the Federal Reserve. The Bank is subject to the regulations and supervision of the Federal Reserve as well as state regulators and undergoes periodic examinations by these regulatory authorities while still maintaining insurance governed by the FDIC.
Active competition, principally from other commercial banks, savings banks, credit unions, and mortgage companies exists in all of the Bank’s primary markets. The Bank’s results of operations can be significantly affected by changes in interest rates or changes in the industries which comprise a significant portion of the local economic environment which currently include medical, manufacturing, automotive and professional services.
GRMC, a direct to consumer national mortgage lender, offered a variety of lending products including purchase, cash out and re-finance. All loans originated by GRMC were intended for sale on the secondary market. In the fourth quarter of 2023, the Board of Directors voted to discontinue operations of GRMC. As of December 31, 2023, GRMC ceased its active sales operations. See Note 2 — Discontinued Operations for additional details regarding GRMC.
GRCI is also subject to regulations of the Federal Reserve Board governing bank holding companies. In addition, GRMC was subject to certain other state regulatory authorities specific to the consumer lending line of business in the states where GRMC was required to be licensed.
Concentration Risks
The Bank’s primary deposit products are interest and noninterest-bearing checking accounts, savings accounts and time deposits and its primary lending products are real estate mortgages, commercial and consumer loans. The majority of the Bank’s loan portfolio is comprised of commercial real estate and commercial and industrial loans. Commercial real estate loans represented 72% of total loans at December 31, 2025 and 2024. Commercial and industrial loans represented 9% of total loans at December 31, 2025 and 2024. While the Bank has a concentration in loans collateralized by commercial real estate, management believes that the Bank does not have significant concentrations with respect to any one industry, customer, or depositor.
Principles of Consolidation
The consolidated financial statements include the accounts of GRCI, the Bank and GRMC (collectively, the “Company”). All significant intercompany accounts and transactions have been eliminated in consolidation. When the term “Bank” is used throughout these statements it is inclusive of GRMC, as applicable and until its time of dissolution.
Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheets and the reported amounts of income and expenses during the year. Actual results could differ from those estimates and assumptions.
Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses. In connection with the determination of this allowance, management obtains independent appraisals for significant properties and evaluates the events which could impact the valuation.
Summary of Significant Accounting Policies
Accounting policies used in the preparation of these consolidated financial statements are in conformity with GAAP. The principles which materially affect the determination of the consolidated financial position and results of operations of the Company are summarized below.
Cash and Cash Equivalents
For the purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, and federal funds sold, if any. Fed funds sold generally mature within one day. Deposit accounts are maintained in various financial institutions which may exceed FDIC-insured limits. Management does not believe the Company is exposed to any significant interest, credit, or other financial risk as a result of these deposits.
Fair Value
Fair value refers to the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants in the market in which the reporting entity transacts such sales or transfers based on the assumptions market participants would use when pricing an asset or liability. Assumptions are developed based on prioritizing information within a fair value hierarchy that gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data, such as the reporting entity’s own data (Level 3).
A description of each level in the fair value accounting hierarchy is as follows:
Level 1:   Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets in which the Company can transact.
Level 2:   Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3:   Inputs to the valuation methodology are unobservable and significant to the fair value measurement, and include inputs that are available in situations where there is little, if any, market activity for the related asset or liability.
For a further discussion of Fair Value Measurements, refer to Note 3.
Investment Securities
Debt securities classified as available-for-sale (AFS) consist of securities that may be sold prior to maturity due to changes in interest rates, prepayment risks, yields and availability of alternative investments, liquidity needs or other factors. Securities classified as AFS are reported at fair value and the related unrealized gain or loss is reported in other comprehensive loss, net of tax.
A debt security is placed in nonaccrual status when principal or interest is 90 days past due. Interest accrued but not received for a security placed on nonaccrual is reversed against interest income.

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the investment securities. Premiums on callable debt securities are amortized to their earliest call date. Gains or losses on the sale of debt securities are recorded in investment income on the trade date and are determined using the specific identification method.
Allowance for Credit Losses — Available for Sale Securities (AFS)
In estimating the allowance for credit losses on AFS debt securities in an unrealized loss position, management first determines whether they intend to sell or if it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis. If intent or requirement to sell exists, the security is written down directly to fair value through earnings and no Allowance for Credit Loss (ACL) is recorded.The ACL model only applies when the security is not expected to be sold. For securities AFS with unrealized losses not meeting these criteria, management evaluates whether any decline in fair value is due to credit losses or other factors. In making this assessment, management considers any changes to the rating of the security by rating agencies and adverse conditions specifically related to the issuer of the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security.
If the present value of the cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACL adjustment is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Changes in the ACL are recorded as provisions for (or reversal of) credit loss expense. Losses are charged against the allowance when the uncollectability of a debt security AFS is confirmed or when either of the criteria regarding intent or requirement to sell is met. Any impairment that has not been recorded through an ACL is recognized in other comprehensive loss, net of income taxes. At December 31, 2025, and 2024,there was no ACL related to AFS debt securities.
Accrued interest receivable on AFS debt securities totaled $54,000 and $44,000 as of December 31, 2025 and 2024, respectively, and was excluded from the estimate of expected credit losses.
Restricted Investments
Restricted investments include stock issued by the Federal Reserve Bank of Chicago (FRB) as well as stock issued by the Federal Home Loan Bank of Indianapolis (FHLB). Holdings of FRB stock were $1,405,500 as of December 31, 2025 and 2024. Holdings of FHLB stock were $2,663,900 and $2,251,100 as December 31, 2025 and 2024, respectively. These nonmarketable equity securities and the value assigned to their stock dividends are recorded at cost as they do not have a readily determinable fair value since ownership is restricted and lacks a market.
Mortgage Loans Held for Sale
Mortgage loans originated and held for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Estimated fair value is determined using forward commitments to sell loans to permanent investors, or current market rates for loans of similar quality and type. Net unrealized losses, if any, are recognized in a valuation allowance by a charge to earnings. Discounts or premiums on loans held for sale are deferred until the related loan is sold. Loans held for sale are sold with servicing rights released.
Loans are considered sold when the Bank surrenders control over the transferred assets to the purchaser, with standard representations and warranties. At such time, the loan is removed from the Bank’s loan portfolio, and a gain or loss is recorded on the sale. Gains and losses on loan sales are determined based on the difference between the carrying value of the assets sold, the estimated fair value of any assets or liabilities that are newly created as a result of the transaction and the proceeds from the sale.
Loans
Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balance adjusted for any charge-offs, the

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
allowance for credit losses, and unamortized premiums or discounts on purchased loans. Interest is credited to income on a daily basis based upon the principal amount outstanding. Net deferred loan fees and costs for commercial loans classified as held for investment are included in the consolidated balance sheet. Management estimates that direct costs incurred in originating mortgage and consumer loans classified as held-to-maturity are approximately equal to origination fees earned on these loans. As a result, net deferred loan origination fees for these loan types are not included on the consolidated balance sheets.
Interest income on all classes of loans is discontinued when management believes, after consideration of economic and business conditions and collection efforts, that the borrowers’ financial condition is such that collection of interest is doubtful, typically 90 days past due, unless the credit is well secured or is in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Nonaccrual loans and loans past due 90 days still on accrual are considered in nonperforming status for purposes of credit quality evaluation and are individually evaluated for impairment.
All interest accrued but not received for loans placed on nonaccrual in the current year is reversed against interest income. Interest accrued but not received for loans placed on nonaccrual due from prior years is charged against the allowance for credit losses. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. For impaired loans not classified as nonaccrual, interest income is recognized daily as it is earned according to the terms of the loan agreement.
Allowance for Credit Losses (ACL)
The allowance for credit losses (ACL) is a valuation account that is deducted from the loan portfolio’s amortized cost basis to present the net amount expected to be collected on loans. The ACL is increased by the provision for credit losses and recoveries, and decreased by reversals of the provision and charge-offs of loans. Management believes the ACL balance to be adequate based on known and inherent risks in the portfolio, past loan loss experience, information about specific borrower situations and estimated collateral values, current and forecasted economic conditions and other relevant factors. Allocations of the ACL may be made for specific loans, but the entire ACL is available for any loan that, in management’s judgment, should be charged-off. Loan losses are charged against the ACL when management believes the uncollectibility of a loan balance is confirmed. Management continues its collection efforts on previously charged-off balances and applies recoveries as additions to the ACL. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.
The ACL is measured on a collective pool basis when similar risk characteristics exist. Pools are determined based on federal call code. The Weighted Average Remaining Maturity (WARM) method is used for all loan pools. This approach projects an estimated future remaining life of the portfolio based on historical exit events within each given pool. Given the Bank’s limited loss history, a loss rate computed based on actual loss history from a peer group of similar sized financial institutions is used. This loss rate is then applied to the pool’s balance based on the estimated remaining life of the pool. Determination of the lookback period for peer data is subjective. Management evaluates this lookback timeframe to ensure that it is reasonable and supportable. Additionally, the ACL calculation includes subjective adjustments to the historical loss factors for qualitative risk considerations that are likely to cause estimated losses to differ from historical experience as described below.
The ACL established for specific loans is based on a thorough analysis of the most probable source of repayment, including the present value of the loan’s expected future cash flows, the loan’s estimated market value, or the estimated fair value of the underlying collateral. These loans are excluded from the collective pools mentioned above. When management determines that foreclosure is probable, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs, as appropriate.

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
The unallocated portion of the ACL, if any, relates to expected losses that are not otherwise evaluated in the collective pools or loans specifically evaluated. The qualitative factors associated with the unallocated ACL are subjective and require a high degree of management judgment. These factors include the inherent imprecision in mathematical models and credit quality statistics, recent economic uncertainty, losses incurred from recent events, and lagging or incomplete data.
A number of qualitative factors are considered including changes in lending policies, economic conditions, portfolio dynamics, credit quality trends, collateral valuation trends, external factors, and other considerations. During each reporting period, management considers the need to make adjustments to these factors that may cause expected losses to differ from those experienced in the historical loss periods.
Expected credit losses are estimated over the contractual term of the loans, adjusted for expected prepayments, when appropriate. The contractual term excludes expected extensions, renewals, and modifications unless either of the following applies: management has a reasonable expectation at the reporting date that a loan restructuring will be executed with an individual borrower or the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Bank.
For borrowers that are in financial distress, the Bank may provide relief to the borrower by modifying the loan through principal forgiveness, interest rate reduction, other than insignificant payment delays, or a term extension. When principal forgiveness is provided, the amount forgiven is charged off against the ACL.
Accrued interest receivable for loans is included in interest receivable and other assets on the consolidated balance sheet and totaled $1.4 million as of December 31, 2025, and 2024. Management elected not to measure an ACL for accrued interest receivable and instead elected to reverse accrued interest income on loans that are placed on nonaccrual status. Management believes this policy results in the timely reversal of uncollectible interest.
The Bank has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and nonperforming and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.
The ACL is measured on a collective (pool) basis when similar risk characteristics exist. The Bank has identified the following portfolio segments:
Commercial and industrial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and prudently expand its business. Underwriting standards are designed to promote relationship banking rather than transactional banking. Current and projected cash flows are reviewed to determine the ability of the borrower to repay their obligations as agreed. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and may incorporate a personal guarantee. In limited circumstances, loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.
Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Bank’s commercial real estate portfolio are diverse in terms of type. This diversity helps reduce the Bank’s exposure to adverse economic events that affect any

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
single industry. Management monitors and evaluates commercial real estate loans based on collateral, geography, and risk grade criteria. As a general rule, the Bank avoids financing single-purpose projects unless other underwriting factors are present to help mitigate risk. The Bank also utilizes third-party experts to provide insight and guidance about economic conditions and trends affecting market areas it serves.
Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those of real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts, and the repayment of these loans, generally, is largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan.
In addition, management monitors the level of owner-occupied commercial real estate loans versus non-owner occupied loans. The outstanding principal balance of the Bank’s commercial real estate loans was collateralized by the following categories at December 31:
	2025	2024
Owner occupied properties	37.3%	38.7%
Non-owner occupied properties	47.9	42.3
Multifamily properties	8.6	8.3
1 – 4 family residential properties	4.1	5.5
Other properties	2.1	5.2
Total	100.0%	100.0%
With respect to loans to developers and builders that are secured by non-owner occupied properties that the Bank may originate from time to time, the Bank generally requires the borrower to have had an existing relationship with the Bank and have a proven record of success. Commercial real estate construction and land development (“Construction”) loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Bank until permanent financing is obtained. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions, and the availability of long-term financing.
The Bank monitors and manages consumer loan risk through its policies and procedures. These policies and procedures are developed and modified, as needed, by management. The majority of this portfolio is made up of residential real estate loans. As such, underwriting standards are heavily influenced by statutory requirements, which include, but are not limited to, generally conservative loan to-value percentages, collection remedies, the number of such loans a borrower can have at one time and documentation requirements.
The Bank has implemented an independent loan review that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to management, the Audit Committee, and the Board of Directors. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Bank’s policies and procedures.
Although management believes the ACL to be appropriate, ultimate losses may vary from its estimates. At least quarterly, the Board of Directors reviews the appropriateness of the ACL, including consideration of the relevant risks in the portfolio, current economic conditions, reasonable and supportable forecasts, and

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
other factors. If the Board of Directors and management determine that changes are warranted based on those reviews, the ACL is adjusted. In addition, the Bank’s primary regulators periodically review the appropriateness of the ACL. The regulatory agencies may require changes to the ACL based on their judgment about information available at the time of their examination.
Transfers of Financial Assets
Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when 1) the assets have been legally isolated from the Bank, 2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and 3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. The Bank’s transfers of financial assets are generally limited to commercial loan participations sold to other banks and residential mortgage loans sold in the secondary market.
In 2025, the Bank sold to unrelated third parties residential mortgage loans with proceeds of $11.4 million. In 2024, the Bank and GRMC sold to unrelated third parties residential mortgage loans with proceeds of $21.3 million and $3.9 million, respectively. In 2025, gains on these sales totaled $297,000 for the Bank. In 2024, gains on these sales totaled $552,000 for the Bank and $53,000 for GRMC. There is no substantive continuing involvement related to these loans.
Other Real Estate Owned
Real estate properties acquired through or in lieu of loan foreclosure are to be sold and are initially recorded at fair value less estimated selling costs at the date of foreclosure, establishing a new cost basis. Physical possession of residential real estate property collateralizing a consumer mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Subsequent to foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less costs to sell. Revenues and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets, a component of other noninterest expense. As of December 31, 2025, and 2024, the Company had no foreclosed real estate properties or properties in the process of foreclosure.
Premises and Equipment
Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method based upon the estimated useful lives of the assets, which range generally from 3 to 8 years for equipment and the shorter of the lease term or the estimated useful life for leasehold improvements. Major improvements are capitalized and appropriately amortized based upon the useful lives of the related assets or the expected terms of the leases, if shorter, using the straight-line method. Maintenance, repairs, and minor alterations are charged to current operations as expenditures occur. Management annually reviews these assets to determine whether carrying values have been impaired.
Share-Based Compensation
The cost of employee services or certain performance metrics received in exchange for awards of equity instruments are recognized based on the grant-date fair value of those awards. An expense equal to the fair value of the awards over the requisite service period of the awards is recognized in the consolidated statements of operations.
The Company estimates the per share fair value of option grants on the date of grant using the Black-Scholes pricing model using assumptions for the expected dividend yield, expected stock price volatility, risk-free interest rate and expected option term. These assumptions are subjective in nature, involve uncertainties and, therefore, cannot be determined with precision. The Black-Scholes option pricing model

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
also contains certain inherent limitations when applied to options that are not traded on public markets. The per share fair value of options is highly sensitive to changes in assumptions. The use of different assumptions or different option pricing models could result in materially different per share fair values of options.
The Company estimated the fair value of restricted stock awards based upon the quoted market price of the common stock on the date of grant.
Mortgage Banking Derivatives
Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and mandatory and best-efforts sales commitments for the future delivery of these mortgage loans are accounted for as freestanding derivatives. The fair value of the interest rate lock is recorded at the time the commitment is executed and is adjusted for the expected exercise of the commitment before the loan is funded. In order to hedge the change in interest rates resulting from its commitments to fund loans, the Bank enters into forward commitments for the future delivery of mortgage loans when the interest rate locks are entered into. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the interest on the loan is locked. Changes in the fair values of these derivatives are included in net gain on sales of residential mortgage loans included in the consolidated statements of operations and is not material.
Income Taxes
Deferred income tax assets and liabilities are computed annually for differences between the financial statement and federal income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce the deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus, or minus the change during the period in deferred tax assets and liabilities.
A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of a tax benefit that is greater than 50% likely to be realized in the examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.
Revenue Recognition
Revenues are recognized as they are earned based on contractual terms, as transactions occur, or as services are provided and collectability is reasonably assured. The primary source of revenue is interest income from the Bank’s loans and investment securities. Noninterest revenue is also earned from various banking services offered by the Bank.
Interest Income:   The Company’s largest source of revenue is interest income, which is primarily recognized on an accrual basis based on contractual terms written into loans and investment contracts.
Noninterest Income:   The Company derives the majority of its noninterest revenue from: (1) gains related to mortgage loan sales, (2) service charges for deposit related services, and (3) debit and credit card interchange income. Most of these services are transaction based and revenue is recognized as the related service is provided.
Comprehensive Income
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale investment securities, are reported as a separate component of the equity section of the consolidated balance sheets. Such items, along with net income, are components of accumulated other comprehensive income.

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
Off-Balance Sheet Credit Related Financial Instruments and Related Allowance for Credit Losses
Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customers’ financing needs. These are agreements to provide credit or to support the credit of others as long as conditions established in the contract are met and usually have expiration dates. Commitments may expire without being used. Off-balance sheet credit risk exists up to the face amount of these instruments.
The Company also considers expected credit losses associated with loan commitments. Any allowance for off-balance sheet credit exposures is reported as other liabilities on the consolidated balance sheet and is increased or decreased via the credit loss expense (reversal) line item on the consolidated statement of operations. The calculation includes consideration of the likelihood that funding will occur and forecasted credit losses on commitments expected to be funded over their estimated lives. The allowance is calculated using the same methodology, inputs, and assumptions as the funded portion of loans at the pool level applied to the amount of commitments expected to be funded.
Net Income per Share
Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. The weighted average numbers of common shares outstanding totaled 7,038,953 for 2025 and 7,039,280 for 2024. Common stock equivalents related to the convertible debt described in Note 13 were anti-dilutive in 2025 and 2024 and therefore were excluded from the diluted earnings per share for both years. Common stock options described in Note 8 were also anti-dilutive in both 2025 and 2024 and were excluded from the computation of diluted earnings per share for both periods.
Subsequent Events
The Company has evaluated, for potential recognition or disclosure, significant events or transactions that occurred during the period subsequent to December 31, 2025, the most recent balance sheet presented herein, through the date these consolidated financial statements were available to be issued.
Subsequent to December 31, 2025, the Company entered into a lease agreement for its Wilson banking branch facility. The lease agreement was executed on January 1, 2026, and has an initial lease term of 1 year with the option to renew for 2 additional years, commencing on January 1, 2026.
The lease requires monthly payments of approximately $14,000, subject to customary adjustments for operating expenses. The Company expects to account for the lease as an operating lease upon commencement and record a right-of-use asset and corresponding liability at that time.
Because the lease agreement was executed after December 31, 2025, no amounts related to this lease are reflected in the accompanying consolidated financial statements.
2.   DISCONTINUED OPERATIONS
In the fourth quarter of 2021, the Company approved the formation of Grand River Mortgage Company, LLC (“GRMC”), a wholly-owned subsidiary of the Bank, to operate a direct-to-consumer residential mortgage origination operation with a national footprint.
Although operating losses were expected during the start-up phase, GRMC was unable to achieve projected profitability and incurred persistent losses. The underperformance was primarily attributable to the rapid rise in market interest rates triggered by the Federal Reserve, which significantly reduced loan demand, origination volume, and related revenue. In the third quarter of 2023, the Company raised additional capital through a subordinated convertible debt offering to support GRMC, enhance the Bank’s capital to support ongoing growth, and for general corporate purposes. That offering is described in Note 8. Revisions

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
to the GRMC business plan and significant cost reduction measures did not result in sufficient improvement in performance. As a result, in the fourth quarter of 2023, the Board of Directors approved the wind-down of GRMC’s operations.
GRMC’s operating activities were substantially completed during the fourth quarter of 2023. Limited personnel were retained into 2024 to liquidate the remaining loan pipeline and complete administrative wind-down activities. The final employee was released in August 2024. No one-time employee termination benefits were recognized in 2024 or 2025.
In 2023, GRMC’s right-of-use lease assets and related lease liabilities, prepaid assets, and software assets were written off. In addition, furniture and equipment were evaluated for impairment and written down to their estimated fair values at that time. Additional impairment expense of $18,000 related to these assets was recognized in 2024. Expenses were accrued for known outstanding commitments as of December 31, 2024. No material additional wind-down costs were incurred in 2025.
As of the date of these financial statements, GRMC has no ongoing business operations, and the Company has no continuing involvement with GRMC. The ultimate disposition of GRMC as a legal entity remains under evaluation.
The carrying amounts of major classes of assets and liabilities included as part of discontinued operations at December 31 are summarized as follows (dollars in thousands):
	2025	2024
Assets
Cash and due from banks	$2	$10
Premises and equipment, net	3	7
Total assets of discontinued operations	$5	$17
Liabilities
Interest payable and other liabilities	$339	$339
Intercompany balances eliminated in consolidation, principally intercompany loans from the Bank to GRMC to fund mortgages held for sale and working capital, are excluded from the above presentation. As of December 31, 2025 and 2024, intercompany loan balances totaled $1.7 million.
The major classes of income and expenses of GRMC included in discontinued operations for the year ended December 31 are summarized as follows (dollars in thousands):
	2025	2024
Interest income
Loans, including fees	$—	$12
Noninterest income
Mortgage banking loss	—	(4)
Other	1	2
Total income	1	10
Non-interest expenses
Salaries and benefits	(3)	159
Occupancy and equipment	3	10
Professional services	13	53
Software	(1)	7
Loan processing	—	(126)
Other	—	18
Total non-interest expenses	12	121
Loss before income tax benefit	(11)	(111)
Income tax benefit	2	26
Net loss on discontinued operations	$(9)	$(85)

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
Intercompany accounts eliminated in consolidation, principally intercompany loans from the Bank to GRMC to fund mortgages held for sale and working capital, are excluded from the above presentation. Interest expense related to these loans was $0 in 2025 and $12,000 in 2024.
3.   FAIR VALUE MEASUREMENTS
The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Available-for-sale investment securities and mortgage banking derivatives are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as collateral dependent loans, foreclosed assets, and certain other assets and liabilities. These nonrecurring fair value adjustments typically involve the application of lower of cost or market accounting or write down of individual assets.
Following is a description of the valuation methodologies and key inputs used to measure financial assets and liabilities recorded at fair value, which includes an indication of the level of the fair value hierarchy in which the assets or liabilities are classified.
Investment Securities
Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are unavailable, fair values are based on quoted market prices of comparable instruments or other model based valuation techniques such as the present value of future cash flows, adjusted for the security’s credit rating, prepayment assumptions, and other factors such as credit loss and liquidity assumptions. As such, all investment securities are classified as Level 2.
Impaired Loans
The fair value of impaired loans with individually analyzed reserves in the allowance for credit losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments can be significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Collateral dependent loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.
The preceding methods described may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Assets Recorded at Fair Value on a Recurring Basis
As of December 31, 2025 and 2024, there were $16.8 million and $12.4 million, respectively, of marketable securities recorded in Level 2 of the fair value hierarchy and measured at fair value on a recurring basis.
Assets Recorded at Fair Value on a Nonrecurring Basis
Impaired loans as of December 31, 2025 and 2024, which are measured for impairment using the fair value of the collateral for collateral dependent loans, had a carrying amount of $2.7 million and $1.5 million,

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
respectively, with individually analyzed reserves in the allowance for credit losses of $190,000 and $33,000 for 2025 and 2024, respectively.
Estimated Fair Values of Financial Instruments Not Recorded at Fair Value in their Entirety on a Recurring Basis
The carrying amount and estimated fair value of financial instruments not recorded at fair value in their entirety on a recurring basis on the Company’s consolidated balance sheets are as follows as of December 31 (dollars in thousands):
	Carrying Amount	Fair Value Measurement at December 31, 2025 Using:
		Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$46,623	$46,623	$—	$—	$46,623
Restricted investments	4,069	—	4,069	—	4,069
Loans held for sale	734	—	750	—	750
Net loans	440,655	—	—	429,412	429,412
Interest receivable	1,525	—	1,525	—	1,525
Financial liabilities
Noninterest-bearing deposits	$88,031	$88,033	$—	$—	$88,033
Interest-bearing deposits	356,768	—	346,323	—	346,323
Federal Home Loan Bank advances	17,500	—	17,500	—	17,500
Subordinated debt-callable	8,121	—	8,065	—	8,065
Subordinated debt-convertible	7,562	—	—	7,562	7,562
Interest payable	725	—	725	—	725
	Carrying Amount	Fair Value Measurement at December 31, 2024 Using:
		Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$23,523	$23,523	$—	$—	$23,523
Restricted investments	3,657	—	3,657	—	3,657
Loans held for sale	497	—	509	—	509
Net loans	474,822	—	—	448,530	448,530
Interest receivable	1,486	—	1,486	—	1,486
Financial liabilities
Noninterest-bearing deposits	$89,828	$89,828	$—	$—	$89,828
Interest-bearing deposits	345,293	—	336,864	—	336,864
Federal Home Loan Bank advances	35,500	—	35,500	—	35,500
Subordinated debt-callable	8,096	—	7,542	—	7,542
Subordinated debt-convertible	7,429	—	—	7,429	7,429
Interest payable	691	—	691	—	691
The estimated fair values of financial instruments disclosed above as of December 31, 2025 and 2024 follow the guidance in ASU No. 2016-01 which prescribes an “exit price” approach in estimating and disclosing fair value of financial instruments incorporating discounts for credit, liquidity, and marketability factors.

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
4.   INVESTMENT SECURITIES
The amortized cost and fair value of available-for-sale debt securities including gross unrealized gains and losses, are summarized as follows as of December 31 (dollars in thousands):
2025	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	$7,737	$—	$1,033	$6,704
Collateralized mortgage obligation securities	3,218	24	—	3,242
Small business administration program securities	5,190	—	562	4,628
Municipal securities	1,938	—	132	1,806
Corporate securities	500	—	35	465
Total	$18,583	$24	$1,762	$16,845
2024	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	$8,689	$—	$1,567	$7,122
Collateralized mortgage obligation securities	11	—	—	11
Small business administration program securities	3,968	—	729	3,239
Municipal securities	1,872	—	212	1,660
Corporate securities	500	—	101	399
Total	$15,040	$—	$2,609	$12,431
All securities are held as available-for-sale. The amortized cost and fair value of securities grouped by contractual maturity are summarized as follows as of December 31 (dollars in thousands):
2025	Amortized Cost	Fair Value Value
Available-for-sale
Within one year	$—	$—
One to five years	1,625	1,510
Five to ten years	813	761
Mortgage-backed securities	7,737	6,704
Collateralized mortgage obligation securities	3,218	3,242
Small business administration program securities	5,190	4,628
Total	$18,583	$16,845
2024	Amortized Cost	Fair Value Value
Available-for-sale
Within one year	$—	$—
One to five years	—	—
Five to ten years	2,372	2,059
Mortgage-backed securities	8,689	7,122
Collateralized mortgage obligation securities	11	11
Small business administration program securities	3,968	3,239
Total	$15,040	$12,431

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
There were no sales of investment securities during 2025 or 2024.
Securities pledged at year-end December 31, 2025 and 2024 had a carrying amount of $16,284 and $0, respectively, and were pledged as collateral to the Federal Reserve Bank and the Federal Home Loan Bank.
As of December 31, 2025 and 2024, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity.
Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Because of their variable monthly payment, mortgage-backed securities, collateralized mortgage obligations securities, and small business administration program securities are not reported by a specific maturity category.
The following tables summarize debt securities available-for-sale in an unrealized loss position for which an allowance for credit losses has not been recorded at December 31, 2025 and 2024, aggregated by major security type and length of time in a continuous unrealized loss position (dollars in thousands):
	Less than 12 Months		Over 12 Months		Total
2025	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Losses
Mortgage-backed securities	$—	$—	$6,704	$1,033	$6,704	$1,033
Small business administration program securities	—	—	4,628	562	4,628	562
Municipal securities	90	—	1,716	132	1,806	132
Corporate securities	—	—	465	35	465	35
Total	$90	$—	$13,513	$1,762	$13,603	$1,762
	Less than 12 Months		Over 12 Months		Total
2024	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Losses
Mortgage-backed securities	$—	$—	$7,122	$1,567	$7,122	$1,567
Small business administration program securities			3,239	729	3,239	729
Municipal securities	—	—	1,660	212	1,660	212
Corporate securities	—	—	399	101	399	101
Total	$—	$—	$12,420	$2,609	$12,420	$2,609
As of December 31, 2025 and 2024, no allowance for credit losses has been recognized on available-for-sale securities in an unrealized loss position. Management does not expect any credit losses on these portfolios, does not intend to sell the securities, and believes it is unlikely that the Company will be required to sell them before their anticipated recovery. The decline in fair value is primarily due to changes in interest rates and other market conditions. The issuers continue to make timely payments, and the fair value is expected to recover as the securities approach maturity. Furthermore, management does not intend to sell any of these securities and considers it is more likely than not that the Company will not have to sell them before recovering their cost.
As of December 31, 2025 and 2024, the Company’s security portfolio consisted of 35 and 30 securities, of which 33 and 30 were in an unrealized loss position, respectively.

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
5.   LOANS AND ALLOWANCE FOR CREDIT LOSSES
The components of the outstanding loan balances are summarized as follows at December 31 (dollars in thousands):
	2025	2024
Commercial and industrial	$39,466	$41,958
Commercial real estate
Commercial	315,072	326,060
Construction and land development	5,450	17,186
Total commercial real estate	320,522	343,246
Consumer
Residential real estate and other	82,955	89,999
Construction	2,714	4,759
Total consumer	85,669	94,758
Gross loans	445,657	479,962
Allowance for credit losses	5,002	5,140
Total loans, net	$440,655	$474,822
The following table presents the activity in the allowance for credit losses by portfolio segment for the years ended December 31, 2025 and 2024 (dollars in thousands):
	Commercial and Industrial	Commercial Real Estate	Consumer	Unallocated	Total
December 31, 2025
Allowance for credit losses:
Beginning balance	$401	$3,895	$844	$—	$5,140
Loans charged-off	(8)	—	(1)	—	(9)
Recoveries collected	—	—	—	—	—
Credit loss expense (reversal)	47	(230)	54	—	(129)
Total ending allowance balance	$440	$3,665	$897	$—	$5,002
	Commercial and Industrial	Commercial Real Estate	Consumer	Unallocated	Total
December 31, 2024
Allowance for credit losses:
Beginning balance	$398	$4,141	$873	$—	$5,412
Loans charged-off	(43)	—	(1)	—	(44)
Recoveries collected	—	—	—	—	—
Credit loss expense (reversal)	46	(246)	(28)	—	(228)
Total ending allowance balance	$401	$3,895	$844	$—	$5,140
The Bank categorizes commercial loans into risk categories based on relevant information about the ability of borrowers to service their debt such as the following: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Bank analyzes loans individually by classifying the loans according to credit risk.

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
These risk ratings are also subject to examination by the Bank’s regulators. During the internal reviews, management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which the borrowers operate and the fair values of collateral securing the loans. These credit quality indicators are used to assign a risk rating to each individual loan. The risk ratings can be grouped into nine major categories, defined as follows:
•
Pass.   Meets the qualities of the definition of loan grades 1-5 listed below.

•
Prime Rating-1.   Borrower demonstrates exceptional credit fundamentals, including stable and predictable profit margins and cash flows, strong liquidity, and a conservative balance sheet with superior asset quality. Historic and projected performance indicates that borrower is able to meet obligations under almost any economic circumstance.

•
High Quality-2.   Borrower consistently and internally generates sufficient cash flow to fund debt service. Management has successful experience with this company or with similar business activities in a similar market. Current and projected trends are positive and superior. Management breadth and depth indicate a high degree of stability.

•
Average Quality-3.   Balance sheet is comprised of good capital base, acceptable leverage, and liquidity. Ratios are at or slightly above peers. Operations generate sufficient cash to fund debt service and some working assets or capital expansion. Loans have excellent collateral with standard advance rates. Current trends are positive or stable.

•
Acceptable Quality-4.   Borrower generates sufficient cash flow to fund debt service, but most working assets and all capital expansion needs are funded by other sources. Borrower is able to meet interest payments but could not term out evergreen credit lines in a reasonable period of time. Earnings may be trending down; a loss may be shown indicating some volatility in earnings. However, management is acceptable and long-term trends are positive or neutral. Borrower may be able to obtain similar financing from other institutions.

•
Watch-5.   Borrowers may exhibit declining earnings, strained cash flow, increasing leverage, and/or weakening market position. They generally have limited additional debt capacity, modest coverage, and/or weakness in asset quality. Loans may be currently performing as agreed but could be adversely affected by factors such as deteriorating economic conditions, operating problems, pending litigation, or declining value of collateral. Management may be of good character, but weak in other respects. Borrower may have some limited ability to obtain similar financing with comparable or somewhat worse terms at other lending institutions.

•
Special Mention-6.   Loans classified as special mention have a potential for weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the Bank’s credit position at some future date.

•
Substandard-7.   Loans classified as substandard are inadequately protected by the current net worth and repayment capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

•
Doubtful-8.   Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristics that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

•
Loss-9.   Loans are considered uncollectible and of little or no value as a Bank asset. Such loans are charged off when classified as loss.

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
Non-accrual loans and loans past due 90 days or more still on accrual include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans. Impaired loans include commercial loans that are individually evaluated for impairment and deemed impaired (i.e., individually classified impaired loans). The sum of non-accrual loans and loans past due over 90 days will differ from the total impaired loan amount.
Credit Quality Indicators
Based on the analysis performed as of December 31, 2025, the risk category of commercial loans by class of loans is as follows (dollars in thousands):
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Total
	2025	2024	2023	2022	2021	Prior
As of December 31, 2025
Commercial and Industrial:
Risk Rating
Pass	$5,826	$2,696	$3,751	$3,278	$3,173	$92	$16,798	$35,614
Special Mention	2,300	1,052	—	—	—	—	40	3,392
Substandard	—	—	—	410	—	—	50	460
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$8,126	$3,748	$3,751	$3,688	$3,173	$92	$16,888	$39,466
Current period gross write-offs	$—	$—	$—	$8	$—	$—	$—	$8
Commercial Real Estate – Commercial:
Risk Rating
Pass	$34,553	$25,771	$33,456	$80,052	$76,974	$55,236	$6,896	$312,938
Special Mention	—	200	506	348	1,025	—	55	2,134
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$34,553	$25,971	$33,962	$80,400	$77,999	$55,236	$6,951	$315,072
Current period gross write-offs	$—	$—	$—	$—	$—	$—	$—	$—
Commercial Real Estate – Construction and Land Development:
Risk Rating
Pass	$943	$3,653	$—	$854	$—	$—	$—	$5,450
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—
Total	$943	$3,653	$—	$854	$—	$—	$—	$5,450
Current period gross write-offs	$—	$—	$—	$—	$—	$—	$—	$—

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
For consumer loans, a loan is considered performing if loan payments are timely. The following table presents the recorded investment in consumer loans based on payment activity and class as of December 31, 2025 (dollars in thousands).
	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans	Total
	2025	2024	2023	2022	2021	Prior
Consumer Residential Real Estate and Other:
Performing	$1,964	$2,090	$9,630	$21,013	$19,276	$18,939	$10,043	$82,955
Non-Performing	—	—	—	—	—	—	—	—
Total	$1,964	$2,090	$9,630	$21,013	$19,276	$18,939	$10,043	$82,955
Current period gross write-offs	$1	$—	$—	$—	$—	$—	$—	$1
Consumer Construction:
Performing	$565	$1,339	$—	$727	$68	$15	$—	$2,714
Non-Performing	—	—	—	—	—	—	—	—
Total	$565	$1,339	$—	$727	$68	$15	$—	$2,714
Current period gross write-offs	$—	$—	$—	$—	$—	$—	$—	$—
Based on the analysis performed as of December 31, 2024, the risk category of commercial loans by class of loans is as follows (dollars in thousands):
	Term Loans Amortized Cost Basis by Origination Year					Revolving Loans	Total
	2024	2023	2022	2021	Prior
As of December 31, 2024
Commercial and Industrial:
Risk Rating
Pass	$5,638	$5,700	$4,705	$4,557	$888	$20,010	$41,498
Special Mention	—	—	—	—	—	—	—
Substandard	—	—	410	—	—	50	460
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
Total	$5,638	$5,700	$5,115	$4,557	$888	$20,060	$41,958
Current period gross write-offs	$—	$—	$43	$—	$—	$—	$43
Commercial Real Estate – Commercial:
Risk Rating
Pass	$31,001	$41,695	$85,848	$84,957	$78,589	$2,868	$324,958
Special Mention	—	—	—	1,102	—	—	1,102
Substandard	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
Total	$31,001	$41,695	$85,848	$86,059	$78,589	$2,868	$326,060
Current period gross write-offs	$—	$—	$—	$—	$—	$—	$—
Commercial Real Estate – Construction and Land Development:
Risk Rating
Pass	$9,001	$7,170	$901	$—	$114	$—	$17,186
Special Mention	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—
Total	$9,001	$7,170	$901	$—	$114	$—	$17,186
Current period gross write-offs	$—	$—	$—	$—	$—	$—	$—

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
For consumer loans, a loan is considered performing if loan payments are timely. The following table presents the recorded investment in consumer loans based on payment activity and class as of December 31, 2024 (dollars in thousands).
	Term Loans Amortized Cost Basis by Origination Year					Revolving Loans	Total
	2024	2023	2022	2021	Prior
Consumer Residential Real Estate and Other:
Performing	$2,909	$13,026	$23,006	$21,023	$19,918	$10,117	$89,999
Non-Performing	—	—	—	—	—	—	—
Total	$2,909	$13,026	$23,006	$21,023	$19,918	$10,117	$89,999
Current period gross write-offs	$1	$—	$—	$—	$—	$—	$1
Consumer Construction:
Performing	$2,136	$1,706	$769	$72	$76	$—	$4,759
Non-Performing	—	—	—	—	—	—	—
Total	$2,136	$1,706	$769	$72	$76	$—	$4,759
Current period gross write-offs	$—	$—	$—	$—	$—	$—	$—
As of December 31, 2025 and 2024, the Bank had recorded investment in non-accrual loans of $913,000 and $460,000, respectively. As of December 31, 2025, $453,000 of the non-accrual loan balance was classified as consumer loans and $460,000 was classified as commercial and industrial loans. As of December 31, 2024, the entire non-accrual balance was classified as commercial and industrial loans. An allowance for credit losses has been recorded for all non-accrual loans as of both dates. Interest income on non-accrual loans was not material in 2025 or 2024. There were no loans past due more than 90 days and still accruing interest as of December 31, 2025 and 2024.
The following tables present the amortized cost basis of collateral-dependent loans by class of loans as of December 31, 2025 and 2024 (dollars in thousands):
2025	Real Estate	General Business Assets	Other	Total
Commercial
Commercial and industrial	$—	$460	$—	$460
Commercial real estate	1,786	—	—	1,786
Other
Consumer	—	—	453	453
Total	$1,786	$460	$453	$2,699
2024	Real Estate	General Business Assets	Other	Total
Commercial
Commercial and industrial	$—	$460	$—	$460
Commercial real estate	1,102	—	—	1,102
Other
Consumer	—	—	354	354
Total	$1,102	$460	$354	$1,916

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
The following table presents the aging of the recorded investments in past due loans as of December 31, 2025 and 2024 by class of loans (dollars in thousands):
2025	Commercial and Industrial	Commercial Real Estate	Commercial Real Estate Construction and Land Development	Consumer Residential Real Estate and Other	Consumer Construction	Total Loans
30 – 60 days past due	$228	$—	$—	$61	$—	$289
61 – 90 days past due	300	1,344	—	603	—	2,247
Greater than 90 days	460	—	—	453	—	913
Total past due	988	1,344	—	1,117	—	3,449
Current	38,478	313,728	5,450	81,838	2,714	442,208
Total loans	$39,466	$315,072	$5,450	$82,955	$2,714	$445,657
2024	Commercial and Industrial	Commercial Real Estate	Commercial Real Estate Construction and Land Development	Consumer Residential Real Estate and Other	Consumer Construction	Total Loans
30 – 60 days past due	$—	$30	$—	$110	$—	$140
61 – 90 days past due	—	—	—	119	—	119
Greater than 90 days	460	—	—	—	—	460
Total past due	460	30	—	229	—	719
Current	41,498	326,030	17,186	89,770	4,759	479,243
Total loans	$41,958	$326,060	$17,186	$89,999	$4,759	$479,962
The following table presents the period-end amortized cost basis of modifications to borrowers experiencing financial difficulty by type of modification made during the year end December 31, 2025 (dollars in thousands):
2025	Interest Rate Reduction	Term Extension	Principal Forgiveness	Total
Commercial
Real estate – Multi-family	$—	$423	$—	$423
Real estate – 1 – 4 family residential rentals	—	339	—	339
Total loans	$—	$762	$—	$762
Loans classified as term extensions were generally granted maturity extensions in connection with related forbearance agreements.
The Company closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table presents the performance of such loans that have been modified in the past twelve months to borrowers experiencing financial difficulty by payment status and loan segment (dollars in thousands):
2025	Current	30 – 60 days past due	61 – 90 days past due	90+ days past due	Total
Commercial
Real estate – Multi-family	$55	$—	$368	$—	$423
Real estate – 1 – 4 family	—	—	339	—	339
Total loans	$55	$—	$707	$—	$762

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
None of the modified loans were on non-accrual status as of year-end.
The Bank had no commitments to lend additional funds to borrowers whose loans were modified during the year ended December 31, 2025.
The Bank did not modify any loans to borrowers experiencing financial difficulty during the year end December 31, 2024.
6.   PREMISES AND EQUIPMENT
Major classifications of premises and equipment are summarized as follows at December 31 (dollars in thousands):
	2025	2024
Leasehold improvements	$1,660	$1,661
Furniture, fixtures, and equipment	2,327	2,454
Accumulated depreciation/amortization	(2,907)	(2,765)
Premises and equipment, net	$1,080	$1,350
Depreciation and amortization expense from continuing operations was $342,000 and $386,000 for 2025 and 2024, respectively.
7.   DEPOSITS
The components of outstanding deposit balances as of December 31 are as follows (dollars in thousands):
	2025	2024
Noninterest-bearing
Demand	$88,031	$89,828
Interest-bearing
Checking	45,096	39,061
Savings	143,527	140,584
Time, $250,000 and under	135,429	129,932
Time, over $250,000	32,716	35,716
Total deposits	$444,799	$435,121
Scheduled maturities of time deposits as of December 31, 2025, are as follows (dollars in thousands):
Year	Amount
2026	$122,378
2027	28,721
2028	11,489
2029	5,480
2030	77
Total	$168,145

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
8.   BORROWED FUNDS (Including Subsequent Event)
Federal Funds Borrowed Lines
As of December 31, 2025, and December 31, 2024, the Bank had available $19 million in unsecured Federal Funds lines of credit with correspondent banks. No amounts were outstanding on these lines for either period.
Federal Reserve Bank Borrowings
The Bank pledges eligible agricultural and commercial and industrial loans to secure a borrowing arrangement with the Federal Reserve Bank of Chicago. Borrowing capacity under this arrangement totaled $13.8 million and $13.7 million as of December 31, 2025 and 2024, respectively, with no balance outstanding for either year.
Federal Home Loan Bank of Indianapolis
The Bank pledges eligible real estate loans to secure a borrowing arrangement with the Federal Home Loan Bank of Indianapolis. Borrowing capacity totaled $101.3 million and $106.7 million as of December 31, 2025 and 2024, respectively. As of December 31, 2025, the Bank had 2 outstanding advances supported by this collateral totaling $17.5 million. As of December 31, 2024, the Bank had 5 outstanding advances supported by this collateral totaling $35.5 million. Further detail of the advances outstanding as of December 31 is as follows (dollars in thousands):
	2025		2024
Maturity Year	Amount	Weighted Average Rate	Amount	Weighted Average Rate
2025	$—	0.00%	$18,000	4.51%
2026	10,000	4.15%	10,000	4.15%
2027	7,500	4.82%	7,500	4.82%
Total	$17,500	4.44%	$35,500	4.47%
As of the date of these consolidated financial statements, all advances that had 2026 maturities as of December 31, 2025 have matured and been refinanced.
Subordinated Debt — Callable and Convertible
Subordinated Debt — Callable
In October 2020, the Company issued $8.25 million of subordinated debt (“Notes”) with an outstanding balance, net of unamortized issuance cost, of $8.12 million and $8.10 million at December 31, 2025 and 2024, respectively. The interest rate is fixed at 5.50%, payable semi-annually on June 30th and December 31st of each year, beginning on December 31, 2020, until December 31, 2025, at which time it converts to the 3-month Secured Overnight Financing Rate (SOFR) plus 5.38% (rate would be 9.25% based on December 31, 2025 3-month SOFR and 9.69% based on December 31, 2024 3-month SOFR), with interest payable quarterly in arrears on March 31st, June 30th, September 30th, and December 31st of each year. Final maturity is December 2030, however, in accordance with the terms of the Notes the Company has the option to call the debt at par following the fifth anniversary. This debt is carried on the consolidated balance sheets net of issuance costs, which are amortized over the life of the instrument. As of December 31, 2025 and 2024, the unamortized cost balances were $129,000 and $154,000, respectively.
The Company incurred approximately $263,000 of debt issuance costs relating to the issuance of the Notes, which were recorded as a reduction to the Notes on the consolidated balance sheets. The debt issuance

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
costs are being amortized and recognized as additional interest expense over the expected life of the Notes using the effective interest rate method. The Company determined the expected life of the debt is equal to the 10-year term of the Note. The effective interest rate on the Notes as of December 31, 2025 is 9.56% and was 5.81% as of December 31, 2024.
Non-Convertible Notes payable consisted of the following at December 31 (dollars in thousands):
	2025	2024
Principal amount of Notes	$8,250	$8,250
Unamortized debt issuance costs	(129)	(154)
Net carrying amount	$8,121	$8,096
Interest expense incurred in connection with Non-Convertible Notes consisted of the following at December 31 (dollars in thousands):
	2025	2024
Coupon interest	$454	$454
Amortization of debt issuance costs	25	25
Total interest expense on notes	$479	$479
On December 31, 2030, the gross principal balance of $8.25 million is due on the Company’s Non-Convertible Note.
Convertible Debt
In September 2023, the Company issued $7.65 million of convertible subordinated debt. The interest rate is fixed at 9.00%, payable quarterly in arrears on January 1st, April 1st, July 1st, and October 1st of each year, beginning on October 1, 2023. The debt will mature on September 1, 2026, unless it is repurchased, redeemed, or converted earlier in accordance with the terms of the Notes. The Notes comprise the Company’s senior, unsecured obligations and are (i) equal in right of payment with the Company’s existing and future senior, unsecured indebtedness;(ii) senior in right of payment to the Company’s existing and future indebtedness that is expressly subordinated to the Notes; (iii) effectively subordinated to the Company’s existing and future secured indebtedness, to the extent of the value of the collateral securing that indebtedness; and (iv) structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, and (to the extent the Company is not a holder thereof) preferred equity, if any, of the Company’s subsidiaries.
At any time before the maturity date, the Company has the option to prepay the debt and holders of the Notes may convert the debt to common stock at a conversion rate of 70% of the prior quarter end’s tangible book value. As of December 31, 2025, the notes were convertible into approximately 2.1 million shares of the Company’s common stock, representing 280.662 shares per $1,000 of principal. This corresponds to an implied conversion price of approximately $3.56 per share. As of December 31, 2024, the notes were convertible into approximately 2.2 million shares of the Company’s common stock, representing 285.144 shares per $1,000 of principal. This corresponds to an implied conversion price of approximately $3.51 per share.
The debt will automatically convert into common stock at maturity, based on a conversion rate equal to 70% of tangible book value at the end of the prior quarter. On the consolidated balance sheet, the debt is presented net of issuance costs which are amortized over the instrument’s life. As of December 31, 2025, the outstanding balance was $7.65 million, with unamortized debt issuance costs of $88,000. As of December 31, 2024, the outstanding balance was $7.65 million, with unamortized debt issuance costs of $221,000. Interest expense related to the notes was $689,000 in both 2025 and 2024.

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
The Notes contain customary terms and events of default. If an event of default arising out of certain events of bankruptcy, insolvency, or reorganization involving the Company or a significant subsidiary (as set forth in the Indenture) occurs with respect to the Company, the principal amount of the Notes and accrued and unpaid interest, if any, will automatically become immediately due and payable. If any other event of default (as defined in the Indenture) occurs and is continuing, either the Trustee or the holders of not less than two-thirds of the principal amount of and all accrued but unpaid interest on all the outstanding Notes may declare the principal amount of the Notes to be due and payable immediately by notice to the Company. There were no events of default as of December 31, 2025, or December 31, 2024.
The Notes are accounted for in accordance with ASC 470-20, Debt — Debt with Conversion and Other Options (“ASC 470-20”) and ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity (“ASC 815-40”). Under ASC 815-40, to qualify for equity classification (or nonbifurcation, if embedded), the instrument (or embedded feature) must be both (1) indexed to the issuer’s stock and (2) meet the requirements of the equity classification guidance. Based upon the Company’s analysis, it was determined the Notes do contain embedded features indexed to their own stock, but do not meet the requirements for bifurcation, and therefore do not need to be separately accounted for as an equity component. Accordingly, the proceeds received from the issuance of the convertible debt were recorded as a liability on the consolidated balance sheet.
The Company incurred approximately $398,000 of debt issuance costs relating to the issuance of the Convertible Notes, which were recorded as a reduction to the Notes on the consolidated balance sheet. The debt issuance costs are being amortized and recognized as additional interest expense over the expected life of the Notes using the effective interest rate method. The Company determined the expected life of the debt is equal to the three-year term of the Notes. The effective interest rate of the Notes was 10.74% as of December 31, 2025.
Convertible Notes payable consisted of the following at December 31 (dollars in thousands):
	2025	2024
Principal amount of Notes	$7,650	$7,650
Unamortized debt issuance costs	(88)	(221)
Net carrying amount	$7,562	$7,429
Interest expense incurred in connection with Convertible Notes consisted of the following at December 31 (dollars in thousands):
	2025	2024
Coupon interest	$689	$689
Amortization of debt issuance costs	133	134
Total interest expense on notes	$822	$823
9.   FEDERAL INCOME TAXES
Deferred income tax assets and liabilities are computed annually for differences between the financial statement and federal income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. A valuation allowance is established when necessary to reduce the deferred tax assets to the amount expected to be realized.
Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
Income tax expense (benefit) from continuing operations was as follows (dollars in thousands):
	2025	2024
Current expense
Federal	$79	$(6)
Deferred benefit
Federal	94	(107)
Total	$173	$(113)
A reconciliation of federal income taxes at statutory rate (21% for 2025 and 2024) to effective rate for the year end December 31 is as follows (dollars in thousands):
	2025		2024
	Amount	Percent	Amount	Percent
Federal statutory income tax	$172	21.00%	$(115)	21.00%
Effect of:
Nondeductible expenses	5	0.56%	8	1.45%
Tax exempt income	(4)	(0.44)%	(4)	(0.73)%
Other	—	—	(2)	(0.36)%
Total	$173	21.12%	$(113)	21.36%
Significant components of the deferred income tax assets and liabilities presented on the consolidated balance sheets are comprised of the following amounts as of December 31 (dollars in thousands):
	2025	2024
Deferred tax assets
Allowance for credit losses	$1,063	$1,106
Deferred compensation	53	54
Unrealized loss on securities available-for-sale	365	548
Net operating losses	2,301	2,436
Depreciation	23	—
Other	100	68
	3,905	4,212
Deferred tax liabilities
Depreciation	—	(30)
Net deferred tax asset	$3,905	$4,182
As of December 31, 2025, 2024, and 2023, the Company had no unrecognized tax benefits. The Company does not expect the amount of unrecognized tax benefits to significantly increase or decrease within the next twelve months.
Interest and/or penalties related to income tax matters are reported in income tax expense. The Company had no amounts accrued for interest and penalties at December 31, 2025 and 2024, and was not aware of any claims for such amounts by federal income tax authorities.
The Company is subject to U.S. federal income tax.
A significant portion of the Company’s deferred tax assets as of December 31, 2025 and 2024 relates to federal net operating loss carryforwards of approximately $10,959 and $11,602, respectively of which $5,269

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
and $5,136, respectively, were generated from GRMC in previous years. These net operating loss carryforwards are available to offset future federal taxable income. The carryforwards were generated in tax years after December 31, 2017 and therefore do not expire; however, their utilization is limited to 80% of taxable income in any given year. Management has evaluated the realizability of the Company’s deferred tax assets, including the recoverability of these net operating loss carryforwards, and has concluded that a valuation allowance is not necessary as of December 31, 2025.
10.   RELATED PARTY TRANSACTIONS
Loans
In the ordinary course of business, the Bank grants loans to certain directors, executive officers, and their affiliates. Such credit extensions aggregated to approximately $627,000 and $675,000 at December 31, 2025 and 2024, respectively.
Deposits
Deposits of directors, executive officers, and their affiliates totaled approximately $1.3 million at December 31, 2025 and $1.9 million at December 31, 2024.
11.   OFF-BALANCE SHEET ACTIVITIES
To meet the financing needs of its customers, the Bank is party to financial instruments with off-balance-sheet risk in the normal course of business. These financial instruments are comprised of unused lines of credit, overdraft lines and loan commitments. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet.
The Bank’s exposure to credit loss in the event of nonperformance by the other party is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making these commitments as it does for on-balance sheet instruments. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management’s credit evaluation of the borrower. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Credit risk exists up to the face amounts of these instruments, although material losses are not anticipated.
The contractual amounts of financial instruments with off-balance sheet risk was as follows as of December 31 (dollars in thousands):
	2025		2024
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Unfunded commitments under lines of credit and overdraft lines	$379	$77,859	$5,828	$94,693
Commitments to fund loans	3,760	12,812	5,956	3,285
Total	$4,139	$90,671	$11,784	$97,978
Unfunded commitments under commercial lines of credit, revolving home equity lines of credit and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These commitments are generally collateralized and have a maturity date. They may expire without being drawn upon. These lines of credit may not be drawn upon to the total extent to which the Bank is committed.
Commitments to fund loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments may expire without being drawn

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management’s credit evaluation of the customer.
The following table presents the balance and activity for the allowance for credit losses for unfunded commitments 2025 and 2024 (dollars in thousands):
Allowance for Credit Losses – Unfunded Commitments
Balances, January 1, 2024	$352
Credit loss reversal	(149)
Balances, December 31, 2024	203
Credit loss reversal	(144)
Balances, December 31, 2025	$59
12.   LEASES
Lessee Arrangements
The Company enters into leases in the normal course of business. Existing leases have remaining terms ranging from 1 to 6 years and do not include residual value guarantees or covenants.
Leases are classified as operating or financing leases at the lease commencement date. Lease expense for short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.
Management includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the options. In addition, the Company has elected to account for any non lease components in its real estate leases as part of the associated lease component. Management has also elected not to recognize leases with original lease terms of 12 months or less (short term leases) on the Company’s consolidated balance sheets.
The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The incremental borrowing rate is based on the FHLB amortizing advance rate, adjusted for the lease term and other factors.
The following table summarizes information related such leases during the year ended December 31 (dollars in thousands):
	2025	2024
Cash paid for amounts included in the measurements of lease obligations:
Operating cash flows from operating leases:	$454	$481
Operating lease weighted average remaining lease term (years)	5.0	6.0
Operating lease weighted average discount rate	1.56%	1.61%
Right-of-use assets related to operating leases were $1.3 million as of December 31, 2025, and $1.7 million as of December 31, 2024. Right-of-use liabilities tied to operating leases were $1.3 million as of December 31, 2025, and $1.7 million as of December 31, 2024. These amounts are included with interest receivable and other assets and interest payable and other liabilities on the consolidated balance sheets. Total

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
lease expense for the years ended 2025 and 2024 was $459,000, and $489,000, respectively. These amounts included $421,000 of amortization expense for operating leases in 2025 and $434,000 in 2024. The Company had no financing leases as of December 31, 2025 or 2024.
Lease Obligations
Future undiscounted lease payments for operating leases with initial terms of one year or more as of December 31, 2025, are as follows (dollars in thousands):
Year	Operating Leases
2026	$278
2027	278
2028	278
2029	278
2030	278
Total undiscounted lease payments	1,390
Less imputed interest	54
Net lease liabilities	$1,336
13.   SHARE-BASED COMPENSATION
On June 23, 2009, the Board of Directors of the Company approved the adoption of the Grand River Commerce, Inc. 2009 Stock Incentive Plan (the “2009 Plan”) which provides for the reservation of 200,000 authorized shares of the Company’s common stock, $0.01 par value per share, for issuance upon the exercise of certain common stock options, that may be issued pursuant to the terms of the 2009 Plan. The 2009 Plan was approved and adopted by our shareholders at our 2010 Annual Meeting. Effective March 1, 2017, the 2009 Plan was amended in part to add restricted stock as a type of award under the Plan. The plan expired on April 30, 2019, and as such no new awards can be granted under this plan.
Common Stock Options
During the second quarter of 2009, the Company awarded and issued options for the purchase of 100,000 shares of the Company’s common stock. During 2013 and 2012, the Company awarded 500 and 35,000 common shares for additional employee options, respectively, to acquire 500 and 35,000 shares respectively, under the 2009 Plan. All such options expired ten years from date of original grant. Employee options had a 5 year vesting period and Director options had a 3 year vesting period.
The agreements were modified on December 30, 2016. The common stock option exercise price was modified from $10.00 to $5.30 for Director and Employee options resulting in compensation expense of $108,000 in 2016 and associated $12,000 of deferred income tax benefit. In addition, employee options were reset with a new 10-year term.
The stock options outstanding from the 2009 plan totaled 25,000 and 50,000 at December 31, 2025 and 2024, respectively. No such stock options were exercised in 2025 and 2024.
The cost of employee services received in exchange for equity awards, including stock options, is measured based on the grant date fair value of the awards. The cost is recognized as compensation expense over the vesting period of the awards. Management estimates the fair value of all stock options on each grant date and the modified date, using the Black-Scholes option pricing model.
The Company uses historical data to estimate option exercise and employee termination within the valuation model. The risk-free rate for periods within the contractual term of the option is based on the U.S. Treasury yield curve in effect at the time of grant and modification of the option.

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
A summary of option activity under the expired 2009 Plan is presented below for the years ended December31:
	2025		2024
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at January 1	50,000	$5.30	50,000	$5.30
Granted	—	—	—	—
Exercised	—	—	—	—
Expired or cancelled	25,000	5.30	—	—
Outstanding at December 31, including those modified	25,000	$5.30	50,000	$5.30
There were 25,000 common stock options exercisable as of December 31, 2025 and 50,000 as of December 31, 2024. No further options have been granted since 2013. As of December 31, 2025 and 2024, there was no unrecognized compensation cost related to nonvested share-based compensation arrangements granted under this Plan.
Restricted Stock Awards
In February 2021, the Company adopted a new restricted stock plan (the “2020 Plan”) to replace the 2009 Plan, which had expired. The 2020 Plan provides for the reservation of 650,000 authorized shares of the Company’s common stock, $0.01 par value per share. Unless terminated earlier, the 2020 Plan expires in February 2031. Under the provisions of the 2020 Plan, the Company cannot be obligated to “cash settle” any of the restricted stock awards through redemption.
There were no shares granted under the 2020 Plan in 2025 or 2024. A total of 2,319 and 6,043 shares vested in 2025 and 2024, respectively, from these and prior year grants. A total of 1,250 shares remain unvested and will fully vest in 2026. The fair value of restricted stock awards is estimated by the market price of the Company’s common stock at the date of grant. Total compensation expense of $3,800 and $35,000 was recognized in 2025 and 2024, respectively, for these restricted stock awards. During the period the shares are not vested, the participant may not sell, assign, transfer, pledge, or otherwise encumber the shares, but has all other rights of a shareholder, including the right to receive dividends and the right to vote such shares. Unvested shares are immediately forfeited when the employment of a grantee is terminated and immediately become vested upon a change of control or the death or disability of the participant. There was $6,750 of total unrecognized compensation cost related to nonvested restricted stock awards granted under the plan. These costs will be fully recognized in 2026.
A summary of restricted stock activity under the 2020 Plan is presented below for the years ended December 31:
	2025		2024
	Shares	Weighted Average Grant – Date Fair Value	Shares	Weighted Average Grant – Date Fair Value
Nonvested at January 1	3,926	$5.98	9,969	$5.89
Granted	—	—	—	—
Vested	2,319	6.14	6,043	5.84
Forfeited	356	7.00	—	—
Nonvested at December 31	1,250	$5.40	3,926	$5.98

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
14.   EARNINGS PER SHARE (dollars in thousands)
	2025	2024
Basic
Continuing Operations Net income (loss)	$645	$(438)
Discontinued Operations Net loss	$(9)	$(85)
Weighted average common shares outstanding	7,038,953	7,039,280
Continuing operations Basic earnings (loss) per common share	$0.09	$(0.06)
Discontinued operations Basic loss per common share	(0.00)	(0.01)
Basic earnings (loss) per common share	$0.09	$(0.07)
Diluted earnings per common share considers the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the years ended December 31, 2025 and 2024, potential common shares were excluded from the calculation of earnings per share because their effect would have been anti-dilutive. Therefore, outstanding options for the purchase of 25,000 and 50,000 shares of common stock for 2025 and 2024, respectively, as well as 2,171,600 and 2,181,849 shares of common stock related to the convertible debt for the same years, were not included in the diluted earnings per share calculation.
15.   MINIMUM REGULATORY CAPITAL REQUIREMENTS AND RESTRICTIONS ON CAPITAL
The Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for the Bank, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting policies. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The prompt corrective action regulations provide four classifications; well capitalized, adequately capitalized, undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, or worse, the Bank would be subject to further regulatory restrictions. The Company is currently restricted from paying dividends until such time as it has sufficient retained earnings to do so without negatively affecting its ability to support the Bank.
Failure to meet capital requirements can initiate regulatory action. The Bank has elected not to include the net unrealized gain or loss on available for sale securities in computing regulatory capital. Quantitative measurements established by regulation to ensure capital adequacy require the Bank to maintain minimum capital ratios (set forth in the following table). Management believes, as of December 31, 2025 and 2024, that the Bank met all capital adequacy requirements to which they are subject.
As of December 31, 2025 and 2024, the most recent notifications from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk based, and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank’s category.

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
The Bank’s actual capital amounts and ratios are presented in the following tables (dollars in thousands).
	Actual		Minimum Capital Requirements Plus Conservation Buffer		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
December 31, 2025	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in thousands)
Total capital to risk weighted assets	$54,747	13.21%	$43,532	10.50%	$41,459	10.00%
Common equity tier 1 capital to risk weighted assets	49,685	11.98	29,021	7.00	26,948	6.50
Tier 1 capital to risk weighted assets	49,685	11.98	35,240	8.50	33,167	8.00
Tier 1 capital to average assets	49,685	9.43	21,077	4.00	26,347	5.00
	Actual		Minimum Capital Requirements Plus Conservation Buffer		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
December 31, 2024	Amount	Ratio	Amount	Ratio	Amount	Ratio
(Dollars in thousands)
Total capital to risk weighted assets	$54,093	12.09%	$46,973	10.50%	$44,736	10.00%
Common equity tier 1 capital to risk weighted assets	48,749	10.90	31,315	7.00	29,078	6.50
Tier 1 capital to risk weighted assets	48,749	10.90	38,026	8.50	35,789	8.00
Tier 1 capital to average assets	48,749	9.19	21,220	4.00	26,525	5.00
During 2025, Grand River Bank declared and paid a cash dividend of $1.5 million to Grand River Commerce. The dividend was approved by the Bank’s Board of Directors and was paid in accordance with applicable federal and state banking regulations governing distributions by subsidiary banks to their parent holding companies. The distribution did not reduce the Bank’s capital below required minimum regulatory levels. On a consolidated basis the dividend was eliminated and therefore did not affect consolidated net income.
Consistent with its policy that bank holding companies should serve as a source of financial strength for their subsidiary banks, the Federal Reserve has stated that, as a matter of prudence, Grand River Commerce, a bank holding company, generally should not maintain a rate of distributions to shareholders unless its available net income has been sufficient to fully fund the distributions, and the prospective rate of earnings retention appears consistent with the bank holding company’s capital needs, asset quality, and overall financial condition. In addition, the Company is subject to certain restrictions on the making of distributions as a result of the requirement that the Bank maintain an adequate level of capital as described above.
As a Michigan corporation, the Company is restricted under the Michigan Business Corporation Act from paying dividends under certain conditions, including circumstances in which the Company would be unable to pay its debts as they become due in the ordinary course of business or if total assets would be less than total liabilities after giving effect to a dividend.
In 2024, Grand River Commerce downstreamed $3.0 million of additional capital to the Bank to further bolster the Bank’s capital position and support its growth and regulatory capital ratios.

GRAND RIVER COMMERCE, INC.
Notes to Consolidated Financial Statements
16.   CONTINGENCIES
Litigation
The Company is a party to litigation arising during the normal course of business. In the opinion of management, based on consultation with legal counsel, the resolution of such litigation is not expected to have a material effect on the consolidated financial statements.
17.   EMPLOYEE BENEFIT PLANS
The Company has a Safe Harbor 401(k) Plan covering all employees. Contributions under the 401(k) plan are made by the employee with the Company contributing 100% of the employee deferral for the first 3% of compensation and 50% of the deferral for the next 2% of the employee’s deferral within IRS limits. The cost of the plan amounted to approximately $222,000 and $251,000 for 2025 and 2024, respectively. These amounts include approximately $0 and $2,000 of expense related to discontinued operations for 2025 and 2024, respectively.

Annex F
GRAND RIVER COMMERCE, INC.
CONSOLIDATED BALANCE SHEET (UNAUDITED)
AS OF MARCH 31, 2026
(Dollars in thousands)
2026
Assets
Cash and due from banks	$48,036
Investment securities, available-for-sale	16,319
Restricted investments	4,069
Mortgage loans held for sale	1,220
Total loans	437,993
Less: allowance for credit losses	5,002
Net loans	432,991
Premises and equipment, net	1,019
Deferred income taxes	3,772
Interest receivable and other assets	4,227
Discontinued operations	6
Total assets	$511,659
Liabilities and shareholders’ equity
Liabilities
Deposits
Noninterest-bearing	$88,189
Interest-bearing	350,708
Total Deposits	438,897
Interest payable and other liabilities	2,852
Federal Home Loan Bank advances	17,500
Subordinated debt (net of issuance costs of $177 at March 31, 2026)	15,723
Discontinued operations	—
Total liabilities	474,972
Shareholder’s equity
Common stock	70
Additional paid-in-capital	40,989
Accumulated deficit	(2,992)
Accumulated other comprehensive loss	(1,380)
Total shareholders’ equity	36,687
Total liabilities and shareholders’ equity	$511,659

GRAND RIVER COMMERCE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
(Dollars in thousands, except per-share data)
	2026	2025
Interest income
Loans, including fees	$5,833	$6,341
Securities	175	130
Federal funds sold and other income	401	242
Total interest income	6,409	6,713
Interest expense
Deposits	2,704	2,972
Borrowings	593	648
Total interest expense	3,297	3,620
Net interest income	3,112	3,093
Credit loss reversal	—	(133)
Net interest income after credit loss reversal	3,112	3,226
Noninterest income
Service charges and other fees	17	18
Gain on sale of mortgage loans	73	57
Other	55	53
Total non-interest income	145	128
Noninterest expense
Salaries and benefits	1,933	2,068
Occupancy and equipment	229	272
Data processing and computer support	149	150
Professional services	183	231
Insurance	259	159
Software	152	169
Other	218	230
Total noninterest expense	3,123	3,279
Income before income taxes	134	75
Income tax expense	28	16
Income from continuing operations	106	59
Income (loss) from discontinued operations before income tax expense (benefit)	338	(4)
Income tax expense (benefit)	71	(1)
Income (loss) from discontinued operations	267	(3)
Net income	$373	$56
Basic income (loss) per common share	$0.05	$0.01

GRAND RIVER COMMERCE, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
(Dollars in thousands)
	2026	2025
Net income	$373	$56
Unrealized holding (losses) gains on investment securities arising during the year	(9)	381
Income tax benefit (expense) related to other comprehensive income (loss)	2	(80)
Other comprehensive (loss) income	(7)	301
Comprehensive income	$366	$357

GRAND RIVER COMMERCE, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
(Dollars in thousands)
	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (loss)	Total
Balances, December 31, 2024	$70	$40,992	$(4,001)	$(2,061)	$35,000
Share-based compensation expense	—	(3)	—	—	(3)
Comprehensive income	—	—	56	301	357
Balances, March 31, 2025	70	40,989	(3,945)	(1,760)	35,354
Balances, December 31, 2025	70	40,989	(3,365)	(1,373)	36,321
Comprehensive income	—	—	373	(7)	366
Balances, March 31, 2026	$70	$40,989	$(2,992)	$(1,380)	$36,687

GRAND RIVER COMMERCE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025
(dollars in thousands)
	2026	2025
Cash flows from operating activities
Net income (loss)	$373	$56
Adjustments to reconcile net income to net cash from operating activities
Share-based compensation	—	(3)
Credit loss reversal	—	(57)
Net amortization of investment securities	5	9
Originations of loans held for sale	(3,562)	(1,874)
Proceeds from loan sales	3,149	1,983
Net gain on sale of loans	(73)	(57)
Depreciation and amortization	71	89
Non-cash lease expense	99	110
Deferred income tax benefit	133	13
Amortization of debt issuance costs	40	39
Net change in
Interest receivable and other assets	(767)	(342)
Interest payable and other liabilities	(418)	(82)
Operating lease obligations	102	109
Net cash from operating activities	(848)	(6)
Cash flows from investing activities
Activity in available-for-sale securities
Maturities and pre-payments	512	320
Purchase of securities	—	—
Loan principal collections, net	7,664	14,221
Proceeds from the sale of property and equipment	—	—
Purchase of Federal Home Loan Bank restricted stock	—	(35)
Purchase of premises and equipment	(9)	(24)
Net cash from investing activities	8,167	14,482
Cash flows from financing activities
Acceptances and withdrawals of deposits, net	(5,902)	126
Federal Home Loan Bank borrowings	10,000	43,500
Repayments of Federal Home Loan Bank borrowings	(10,000)	(51,500)
Net cash from financing activities	(5,902)	(7,874)
Net change in cash and cash equivalents	1,417	6,602
Cash and cash equivalents at beginning of year	46,623	23,523
Cash and cash equivalents at end of the quarter	$48,040	$30,125
Supplemental cash flow disclosures
Cash paid for interest	$3,348	$3,637
Supplemental noncash disclosures
Lease liabilities arising from obtaining right-of-use assets
Cash flows from Grand River Mortgage Company’s (GRMC) discontinued operations are reflected in the presentation above.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers
Indemnification
Sections 561 through 571 of the MBCA contain provisions governing the indemnification of directors and officers by Michigan corporations. That statute provides that a corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorneys’ fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.
Indemnification of expenses (including attorneys’ fees) and amounts paid in settlement is permitted in derivative actions, except that indemnification is not allowed for any claim, issue or matter in which such person has been found liable to the corporation unless and to the extent that a court decides indemnification is proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of an action, suit or proceeding, or in defense of a claim, issue or matter in the action, suit or proceeding, the corporation shall indemnify him or her against actual and reasonable expenses (including attorneys’ fees) incurred by him or her in connection with the action, suit or proceeding, and any action, suit or proceeding brought to enforce the mandatory indemnification provided under the MBCA. The MBCA permits partial indemnification for a portion of expenses (including reasonable attorneys’ fees), judgments, penalties, fines and amounts paid in settlement to the extent the person is entitled to indemnification for less than the total amount.
A determination that the person to be indemnified meets the applicable standard of conduct and an evaluation of the reasonableness of the expenses incurred and amounts paid in settlement shall be made: (i) by a majority vote of a quorum of the board of directors who were not parties or threatened to be made parties to the action, suit or proceeding; (ii) if a quorum cannot be so obtained, by a majority vote of a committee of not less than two directors who are not, at the time, parties or threatened to be made parties to the action, suit or proceeding; (iii) by independent legal counsel; (iv) by all independent directors not parties or threatened to be made parties to the action, suit or proceeding; or (v) by the shareholders (excluding shares held by directors, officers, employees or agents who are parties or are threatened to be made parties to the action, suit, or proceeding). An authorization for payment of indemnification may be made by: (a) the board of directors by (i) a majority vote of all directors who are not parties or threatened to be made parties to the action, suit or proceeding, provided that there are at least two such directors, (ii) a majority vote of a committee of two or more directors who are not parties or threatened to be made parties to the action, suit or proceeding, (iii) a majority vote of all “independent directors” who are not parties or threatened to be made parties to the action, suit or proceeding, provided that there is at least one such director, or (iv) if the corporation lacks the appropriate persons for alternatives (i) through (iii), by a majority vote of the entire board of directors; or (b) the shareholders (excluding shares held by directors, officers, employees or agents who are parties or threatened to be made parties to the action, suit, or proceeding). Under the MBCA, Isabella may indemnify a director without a determination that the director has met the applicable standard of conduct unless the director received a financial benefit to which he or she was not entitled, intentionally inflicted harm on the corporation or its shareholders, violated Section 551 of the MBCA (which prohibits certain dividends, distributions and loans to insiders of the corporation), or intentionally committed a criminal act. A director may file for a court determination of the propriety of indemnification in any of the situations set forth in the preceding sentence.
In certain circumstances, the MBCA further permits advances to cover such expenses before a final disposition of the proceeding, upon receipt of an undertaking, which need not be secured and which may be accepted without reference to the financial ability of the person to make repayment, by or on behalf of the director, officer, employee or agent to repay such amounts if it shall ultimately be determined that he or she has not met the applicable standard of conduct. If a provision in the articles of incorporation or bylaws, a resolution of the board or shareholders, or an agreement makes indemnification mandatory, then the advancement of expenses is also mandatory, unless the provision, resolution or agreement specifically provides otherwise.
Isabella’s Articles of Incorporation and Bylaws provide that Isabella shall indemnify its present and past directors and officers, and each other person who is or was serving at the request of Isabella as an employee or agent of Isabella or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the full extent permitted by law.
Isabella’s Bylaws contain indemnification provisions concerning third party actions as well as actions in the right of Isabella. The Bylaws provide that Isabella shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Isabella) by reason of the fact that he or she is or was a director or officer of Isabella or while serving as such a director or officer, is or was serving at the request of Isabella as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, or other deferred compensation plan, or under any employee welfare benefit plan of Isabella. Isabella’s Bylaws further provide that, to the full extent permitted by law, expenses (including attorneys’ fees) incurred by an aforementioned individual in defending a civil, criminal, administrative, or investigative action, suit or proceeding within the scope of shall be paid by Isabella in advance of the final disposition of that action suit, or proceeding, on the conditions and to the extent permitted by law.
Insurance
The MBCA permits Isabella to purchase insurance on behalf of its directors and officers against liability arising out of their positions with Isabella (or positions held with another entity at the request of Isabella), whether or not the liabilities would be within the indemnification provisions described above.
Isabella’s Articles of Incorporation and Bylaws provide that Isabella may purchase and maintain insurance to protect itself and any such director, officer, employee or agent of Isabella, or such other persons against any liability arising out of such service to Isabella, whether or not Isabella has the power to indemnify such person. Isabella maintains directors’ and officers’ liability insurance.
Limitation of Director Liability
Section 209(1)(c) of the MBCA permits corporations to limit the personal liability of their directors in certain circumstances. However, under the MBCA, a corporation may not eliminate or limit a director’s liability to the corporation or its shareholders for money damages for any action taken or any failure to take any action as a director for any of the following: (1) the amount of a financial benefit received by a director to which he or she is not entitled; (2) intentional infliction of harm on the corporation or its shareholders; (3) a violation of Section 551 of the MBCA; and (4) an intentional criminal act.
Isabella’s Articles of Incorporation provide that its directors shall not be personally liable to it or its shareholders for monetary damages for breach of fiduciary duty, except for liability (1) for any breach of the director’s duty of loyalty to Isabella or its shareholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (3) for a violation of Section 551(1) of the MBCA; or (4) for any transaction from which the director derived any improper personal benefit. Under the MBCA, if prior to October 24, 1997 the articles of incorporation of a corporation contained a provision which, subject to exceptions, eliminated liability of a director as Isabella’s does, that provision is considered to eliminate liability of a director to the extent permitted in Section 209(1)(c) of the MBCA.
Item 21.   Exhibits and Financial Statement Schedules
(a)
The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
2.1	Agreement and Plan of Merger by and among Isabella Bank Corporation, 401 Merger Sub, Inc. and Grand River Commerce, Inc., dated as of June 11, 2026 (Attached as Annex A to the proxy statement/prospectus forming a part of this Registration Statement)
2.2	Amendment No. 1, dated as of July 2, 2026, to the Agreement and Plan of Merger, dated as of June 11, 2026, by and among Isabella Bank Corporation, 401 Merger Sub, Inc. and Grand River Commerce, Inc. (Attached as Annex A to the proxy statement/prospectus forming a part of this Registration Statement)
3.1	Amended Articles of Incorporation of Isabella Bank Corporation (incorporated by reference as an Exhibit to the Company’s Form 10-K, filed on March 12, 1991).
3.2	Amendment to the Articles of Incorporation of Isabella Bank Corporation (incorporated by reference as an Exhibit to the Company’s Form 10-K, filed on March 26, 1994).
3.3	Amendment to the Articles of Incorporation of Isabella Bank Corporation (incorporated by reference as an Exhibit to the Company’s Form 10-K, filed on March 22, 2000).
3.4	Amendment to the Articles of Incorporation of the Company, incorporated by reference to Exhibit 3(d) of the Company’s Annual Report on Form 10-K filed with the SEC on March 27, 2001 (File No. 000-18415)
3.5	Amendment to the Articles of Incorporation of the Company, incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed with the SEC on May 16, 2008 (File No. 000-18415).
3.6	Second Amended and Restated Bylaws of the Company, incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on September 30, 2025 (File No. 001-42639).
5.1	Opinion of Luse Gorman, PC as to validity of the securities being registered
8.1	Opinion of Luse Gorman, PC regarding certain U.S. income tax aspects of the merger*
8.2	Opinion of Hunton Andrews Kurth LLP regarding certain U.S. income tax aspects of the merger*
21	Subsidiaries of Isabella Bank Corporation, incorporated by reference to Exhibit 21 to Form 10-K filed March 13, 2026
23.1	Consent of Plante & Moran, PLLC
23.2	Consent of Rehmann Robson LLC
23.3	Consent of Rehmann Robson LLC
23.4	Consent of Luse Gorman, PC (included as part of its opinion filed as Exhibit 5.1)
23.5	Consent of Luse Gorman, PC (included as part of its opinion filed as Exhibit 8.1)
23.6	Consent of Hunton Andrews Kurth LLP (included as part of its opinion filed as Exhibit 8.2)
24.1	Powers of Attorneys of Directors and Officers of Isabella Bank Corporation (included on signature page to this registration statement on Form S-4)
99.1	Form of Proxy of Grand River Commerce, Inc.*
99.2	Consent of Brean Capital, LLC
99.3	Form of Grand River Voting Agreement, dated as of June 11, 2026, by and among Isabella Bank Corporation and directors and executive officers of Grand River Commerce, Inc., incorporated herein by reference from the Registrant’s Current Report on Form 8-K filed on June 15, 2026, Exhibit 99.1
107	Filing Fee Table

*
to be filed by amendment.

Item 22.   Undertakings
The undersigned registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a twenty percent (20%) change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(7)
That every prospectus (i) that is filed pursuant to the paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)
To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(9)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(10)
Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mt. Pleasant, State of Michigan, on the 24th day of July, 2026.
Isabella Bank Corporation
By:	/s/ Jerome E. Schwind Jerome E. Schwind President and Chief Executive Officer (Principal Executive Officer)
POWER OF ATTORNEY
BE IT KNOWN BY THESE PRESENT: Each of the undersigned directors and officers, has made, constituted, and appointed, and does hereby make, constitute, and appoint Jerome E. Schwind and Gerald J. Ritzert, and each of them (with full power to each of them to act alone), with full power of substitution, his or her true and lawful attorneys-in-fact, for him or her and in his or her name, place and stead to affix his or her signature as director or officer or both, as the case may be, of the registrant, to any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact full power and authority to do and perform every act and thing whatsoever necessary to be done in the premises, as fully as he or she might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 24th day of July, 2026.
Signatures	Title
/s/ Jerome E. Schwind Jerome E. Schwind	Director, Chief Executive Officer and President (Principal Executive Officer)
/s/ Gerald J. Ritzert Gerald J. Ritzert	Chief Financial Officer (Principal Financial Officer)
/s/ Neil M. McDonnell Neil M. McDonnell	Isabella Bank President and Director
/s/ Jennifer L. Gill Jennifer L. Gill	Controller (Principal Accounting Officer)
/s/ Sarah R. Opperman Sarah R. Opperman	Director
/s/ Dr. Jeffrey J. Barnes Dr. Jeffrey J. Barnes	Director

Signatures	Title
/s/ Jill Bourland Jill Bourland	Director
/s/ Melinda M. Coffin Melinda M. Coffin	Director
/s/ Vicki L. Rupp Vicki L. Rupp	Director
/s/ Brian R. Sackett Brian R. Sackett	Director
/s/ Brian B. Tessin Brian B. Tessin	Director